Filed Pursuant to Rule 424(b)(4)

Registration No. 333-169256

25,000,000 American Depositary Shares

China Ming Yang Wind Power Group Limited

Representing 25,000,000 Ordinary Shares

This is the initial public offering of American depositary shares, or ADSs, each representing one ordinary share of China Ming Yang Wind Power Group Limited. We are offering 25,000,000 ADSs. Prior to this offering, there has been no public market for our ordinary shares or ADSs.

We have received approval for listing the ADSs on the New York Stock Exchange under the symbol “MY.”

Investing in the ADSs involves a high degree of risk. See “Risk Factors” beginning on page 13.

PRICE US$14.00 PER ADS

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Us
Per ADS	US$14.00	US$0.98	US$13.02
Total	US$350,000,000	US$24,500,000	US$325,500,000

(1)

We have agreed to pay underwriting discounts and commissions of US$24.5 million, consisting of initially agreed discounts and commissions of US$21.0 million and an incentive fee of US$3.5 million. In addition, we have also agreed to reimburse the underwriters for expenses relating to the roadshow of this offering of up to US$600,000 and for fees and expenses of counsel to the underwriters up to US$1.4 million. See “Underwriting.”

The underwriters have an option to purchase up to 3,750,000 additional ADSs from us at the public offering price, less underwriting discounts and commissions, within 30 days from date of this prospectus, to cover over-allotments of ADSs.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs to purchasers on or about October 6, 2010.

Morgan Stanley	Credit Suisse	BofA Merrill Lynch

The date of this prospectus is September 30, 2010.

China is Expected to Have the Largest Incremental Wind Installed Capacity from 2010 to 2014

(expected cumulative wind installed capacity CAGR from year end 2009 to year end 2014)

Source: BTM International Wind Energy Development World Market Update

32.3%
CHINA
22.8%
GLOBAL AVERAGE

TIANJIN
CHINA
JILIN
RUDONG
ZHONGSHAN
Facilities in China
Located close to wind resources

New Super-Compact Drive (SCD)

- First prototype delivered and installed in tidal flat area in August 2010
- Commenced commercial production in late September 2010

POWERED BY NATURE FOR A GREENER TOMORROW
地 蕴 天 成 · 能 动 无 限

You should rely only on the information contained in this prospectus and in any free writing prospectus we may authorize to be delivered or made available to you. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ADSs.

We have not taken any action to permit a public offering of the ADSs outside of the United States or to permit the possession or distribution of this prospectus or any filed free writing prospectus outside the United States. Persons outside of the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of this prospectus or any filed free writing prospectus outside of the United States.

Until October 25, 2010 (the 25th day after the date of this prospectus), all dealers that buy, sell, or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus and in any free writing prospectus we may authorize to be delivered or made available to you. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under “Risk Factors,” before deciding whether to buy the ADSs.

In this prospectus, “Mingyang,” “we,” “us,” “our company” and “our” refer to China Ming Yang Wind Power Group Limited, a company organized under the laws of the Cayman Islands, and its consolidated entities and, unless otherwise indicated, its predecessor, Guangdong Mingyang Wind Power Industry Group Co., Ltd., or Guangdong Mingyang; “China” or “PRC” refers to the People’s Republic of China, excluding, for the purposes of this prospectus only, Taiwan and the special administrative regions of Hong Kong and Macau.

Unless otherwise indicated, information in this prospectus assumes that the underwriters do not exercise their over-allotment option to purchase additional ADSs.

Overview

We are a leading and fast-growing wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. We were the largest non-state owned or controlled wind turbine manufacturer in China, as measured by installed capacity of wind turbines at the end of 2009, with a 4.1% market share in terms of newly installed capacity in 2009, according to BTM Consult ApS, or BTM, an independent consulting firm specializing in renewable energy. We were also among the five largest domestic branded wind turbine manufacturers in China as measured by newly installed capacity in 2009, according to BTM. Also according to BTM, China had advanced to first place in the world in terms of newly installed capacity of wind turbines, with 13,750 megawatts, or MW, in 2009, and second place in the world in terms of cumulative installed capacity, with 25,853MW by the end of 2009. We believe that we are well-positioned to benefit from the projected significant growth in China’s wind power equipment industry.

We were founded in June 2006 and have since experienced significant growth. As of June 30, 2010, we had entered into sales contracts with 14 end customers to deliver 1,776 units of our wind turbines. Our current products consist of two models of wind turbines, each with a rated power capacity of 1.5MW, currently the most widely used wind turbine model in China, designed and developed to cater to the wind and other weather conditions and power grids in China. We cooperate with aerodyn Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to develop our 1.5MW wind turbines and share intellectual property rights. We also have obtained exclusive licenses from aerodyn Asia Co., Ltd., or aerodyn Asia, to manufacture and distribute in China wind turbines utilizing its advanced super-compact drive, or SCD, technology, with a rated power capacity ranging from 2.5MW to 3MW, or the 2.5/3.0MW SCD wind turbines, and a rated power capacity of 6.0MW, or the 6.0MW SCD wind turbine. Rated power capacity of a wind turbine refers to the maximum power output that a wind turbine can generate at suitable wind speeds and a higher rated power capacity indicates a larger amount of energy a wind turbine is able to generate in a given period. In May 2010, we completed our first 2.5/3.0MW SCD wind turbine prototype, which was delivered and installed in a tidal flat area in Rudong, Jiangsu Province in August 2010.

Our customers include the five largest Chinese state-owned power producers: China Datang Corporation, or China Datang; China Huadian Corporation, or Huadian; China Guodian Corporation, or Guodian; China Power Investment Corporation, or CPIC; and China Huaneng Group, or Huaneng; or their alternative energy subsidiaries, such as China Longyuan Power Group Corporation Limited, or Longyuan, which is a subsidiary of Guodian and a company listed on the Hong Kong Stock Exchange. According to the Chinese Wind Energy Association, a member of the World Wind Energy Association, these customers were among the top wind farm operators in China as measured by newly installed wind capacity in 2009, with an aggregate installed capacity accounting for more than 50% of China’s newly installed capacity that year. We also sell wind turbines to regional alternative energy investment companies, regional power producers and privately owned wind farm operators.

Our facilities are currently located in Guangdong, Tianjin and Jilin, China. We expanded our designed annual production capacity of 1.5MW wind turbines from 288 units as of December 31, 2007 to approximately 1,340 units as of June 30, 2010. In anticipation of growing market demand, we plan to further expand the production capacity at our existing facilities in Zhongshan, Guangdong and are currently establishing new facilities in Tianjin and Rudong, Jiangsu.

We have grown rapidly since our delivery of the first wind turbine we manufactured in 2008 as demonstrated by the following.

	Year Ended December 31,		Six Months Ended June 30, 2010
	2008	2009
Wind turbines we delivered (units)	69	378	144
Wind turbines commissioned for which we recognized revenue (units)	16	152	310
Revenue recognized (in millions)	RMB119.3	RMB1,169.2	RMB2,315.1
		(US$172.4)	(US$341.4)
Wind turbines we delivered for which we have yet to recognize revenue (units)	53	279	113
Deferred revenue (in millions)	RMB385.7	RMB1,899.6	RMB698.5
		(US$280.1)	(US$103.0)

We incurred losses of RMB22.6 million, RMB499.7 million and RMB223.1 million (US$32.9 million) in 2007, 2008 and 2009, respectively. We became profitable beginning in the first quarter of 2010 and generated a profit of RMB300.5 million (US$44.3 million) in the first six months of 2010.

Our Industry

Wind power technology is cost-efficient and mature compared with other types of renewable energy technologies. According to Global Wind Energy Council, wind power is one of the fastest growing renewable energy technologies in the world. According to International Wind Energy Development, a report issued by BTM in March 2010, wind power accounted for 1.6% of the total global electricity production as of the end of 2009 and is expected to account for 8.4% of the electricity production by 2019. Global cumulative wind installed capacity grew from approximately 25 gigawatts, or GW, to approximately 160GW, representing a compound annual growth rate, or CAGR, of 26.2% from 2001 to 2009, according to BTM, and is expected to continue increasing at a CAGR of 22.8% from 2009 to 2014, reaching approximately 448GW by the end of 2014. In particular, China’s cumulative installed capacity increased from 406MW in 2001 to 25,853MW in 2009, representing a CAGR of 68.1%. China has advanced to first and second places in the world in terms of new and cumulative installed capacity by the end of 2009, respectively. According to BTM, China is expected to have a cumulative installed capacity of 104,853MW by the end of 2014, accounting for approximately 23% of the global cumulative installed capacity at that time.

The number of wind turbine manufacturers has increased significantly in the past few years, especially in China, due primarily to the strong support from the Chinese central government. According to BTM, domestic wind turbine manufacturers increased their market shares in China significantly in recent years, as measured by installed capacity, from 41% in 2006 to 87% in 2009. The installed capacity of domestic manufacturers of wind turbines are expected to reach 5,000MW per annum by the end of 2010, according to the 11th Five-Year Development Plan for Renewable Energy of China. Although China has recently implemented measures to curb the over-expansion of wind turbine manufacturing industry, we believe smaller companies and new market entrants will more likely be negatively affected by this policy change while the impact on larger companies like us will be less significant because of their existing scale, advanced technology and relationships with customers.

Our Competitive Strengths

We believe that the following competitive strengths enable us to compete effectively in China’s wind power equipment industry and to capitalize on its rapid growth:

•	advanced product offering with high adaptability, high energy output, low energy production cost and comprehensive post-sales services;

•	strong research and development capabilities through collaborative partnerships;

•	established customer relationships with leading Chinese state-owned and local power producers;

•	strategic locations close to wind resources;

•	vertical integration and optimized supply chain; and

•	experienced management team with a proven track record.

Our Strategies

We seek to grow rapidly to become a world leading megawatt-class wind turbine manufacturer and build a world-class brand in the global wind power industry through the following strategies:

•	maintain our technological leadership and improve our competitiveness through research and development initiatives;

•	expand our production capacity and further strengthen cost control by continuing to enhance our supply chain management;

•	increase our market share by strengthening our strategic relationships with customers and providing additional value-added services and solutions; and

•	establish an international presence.

Our Challenges and Risks

We believe our business is subject to risks and uncertainties that may materially and adversely affect us, including:

•	our limited operating history and our ability to maintain profitability;

•	our ability to continually maintain and expand our customer base;

•	our ability to introduce and tailor products that meet market demands and specific requirements from our customers and to enhance the reliability and quality of our products;

•	our ability to effectively manage our production capacity expansion and to manufacture and deliver wind turbines to customers in a timely manner;

•	our ability to maintain and enhance our brand recognition and to explore new markets; and

•	uncertainties with respect to policies and regulations in the wind power equipment industry in China.

See “Risk Factors” and other information included elsewhere in this prospectus for a discussion of these and other risks and uncertainties.

Shareholding and Corporate Structure

The following chart sets forth our shareholding and corporate structure immediately after the completion of this offering (assuming no exercise of the underwriters’ over-allotment option):

Rich Wind Energy Three Corp. (British Virgin Islands)
15.80%
Clarity Investors (Cayman Islands)
13.17%
China Opportunity S.A. SICAR (Luxemburg)
10.64%
ICBC International Investment Management Limited (British Virgin Islands)
8.79%
First Windy Investment Corp. (British Virgin Islands)
7.18%
Other Pre-IPO Shareholders
24.42%
Public Shareholders
20.00%
China Ming Yang Wind Power Group Limited (Cayman Islands)
Ming Yang Wind Power European R&D Center ApS (Denmark)
100%
Ming Yang Wind Power USA Inc. (U.S.)
100%
100%
Rich Wind Energy Two Corp. (British Virgin Islands)
100%
Wiser Tyson Investment Corp Limited (Hong Kong)
36.52%
100%
First Base Investments Limited (Hong Kong)
27.75%
100%
Keycorp Limited (Hong Kong)
13.16%
100%
Sky Trillion Limited (British Virgin Islands)
10.88%
100%
King Venture Limited (Hong Kong)
4.89%
100%
Tech Sino Limited (Hong Kong)
3.18%
100%
Asiatech Holdings Limited (Hong Kong)
2.62%
Outside China
In China
Zhongshan Mingyang Electrical Appliance Co., Ltd.
1.0%
Guangdong Mingyang Wind Power Industry Group Co., Ltd.
100%
Jilin Mingyang Datong Wind Power Technology Co., Ltd.
60%
Jiangsu Mingyang Wind Power Technology Co., Ltd.
34.94%
Tianjin Jinneng Mingyang Wind Power Technology Co., Ltd.
100%
Tianjin Mingyang Wind Power Blade Technology Co., Ltd.
100%
Zhongshan Mingyang Wind Power Blade Technology Co., Ltd.
100%
Zhongshan Mingyang Wind Power Equipment Co., Ltd.
90%
10%
Tianjin Mingyang Wind Power Equipment Co., Ltd.

Corporate Information

Our principal executive offices are located at Jianye Road, Mingyang Industry Park, National Hi-Tech Industrial Development Zone, Zhongshan, Guangdong 528437, People’s Republic of China. Our telephone number at this address is +(86) 760-28138666, and our fax number is +(86) 760-28138667.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.mywind.com.cn. The information contained on our website is not a part of this prospectus. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

The Offering

ADSs offered by us	25,000,000 ADSs

ADSs outstanding immediately after this offering	25,000,000 ADSs (or 28,750,000 ADSs if the underwriters exercise their over-allotment option in full)

Ordinary shares outstanding immediately after this offering	125,000,000 ordinary shares (or 128,750,000 ordinary shares if the underwriters exercise their over-allotment option in full), excluding ordinary shares issuable upon the exercise of outstanding share options and ordinary shares reserved for issuance under our 2010 equity incentive plan.

The ADSs	Each ADS represents one ordinary share, par value US$0.001 per share. The ADSs may be evidenced by ADRs, if issued.

The depositary will be the holder of the ordinary shares underlying your ADSs, and you will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary and owners and beneficial owners of ADSs from time to time.

You may instruct the depositary to vote the number of deposited ordinary shares your ADSs represent. The depositary will notify registered ADS holders of shareholders’ meetings and arrange to deliver our voting materials to you if we ask it to. Otherwise, you will not be able to exercise your right to vote unless you withdraw the ordinary shares. However, you may not know about the meeting enough in advance to withdraw the ordinary shares.

Subject to the terms of the deposit agreement, you may surrender your ADSs to the depositary to withdraw the ordinary shares underlying your ADSs. The depositary will charge you a fee for such an exchange.

We may amend or terminate the deposit agreement for any reason without your consent. If an amendment becomes effective and you continue to hold your ADSs, you will be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Depositary	Citibank, N.A.

Option to purchase additional ADSs	We have granted the underwriters an over-allotment option, exercisable within 30 days from the date of this prospectus, to purchase up to 3,750,000 additional ADSs.

Use of proceeds	We estimate that we will receive net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, of approximately US$318.4 million or approximately US$367.2 million if the underwriters exercise their over-allotment option in full. We intend to use the net proceeds we receive from this offering for the following purposes:

•	approximately US$230 million for the expansion of our production capacity and value chain including:

•	approximately US$100 million for building our manufacturing facilities for wind turbines and key components;

•	approximately US$20 million for purchasing manufacturing equipment; and

•	approximately US$110 million for potential acquisitions of, or investments in, component suppliers, although we are not currently negotiating for any such acquisitions or investments; and

•	approximately US$80 million for research and development, including:

•

approximately US$65 million for the development of wind turbine technologies, including large multi-megawatt wind turbines and SCD wind turbines, as well as the development of our solar-wind hybrid systems; and

•	approximately US$15 million for the construction of our Guangdong Mingyang Wind Power Technology Research Institute and other research platforms.

We may use the remaining portion of the net proceeds we receive from this offering for working capital and general corporate purposes. See “Use of Proceeds” for additional information.

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the ADSs.

Lock-up	We, our directors, our executive officers and all of our existing shareholders have agreed, for a period of 180 days after the date of this prospectus, subject to certain exceptions, not to sell, transfer or otherwise dispose of any of our ordinary shares or ADSs. See “Underwriting.”

Listing	We have received approval for listing the ADSs on the New York Stock Exchange, or the NYSE, under the symbol “MY.” Our ordinary shares will not be listed on any other exchange or quoted for trading on any over-the-counter trading systems.

Summary Consolidated Financial and Operating Data

The following summary consolidated statement of comprehensive income data for the years ended December 31, 2007, 2008 and 2009 (other than loss per ADS data) and the summary consolidated statement of financial position data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated statement of comprehensive income data for the six months ended June 30, 2009 and 2010 and the summary consolidated statement of financial position data as of June 30, 2010 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements and include, in the opinion of management, all adjustments necessary, which include only normal recurring adjustments, for the fair statement of the financial information contained in those statements.

You should read the summary consolidated financial and operating data in conjunction with those financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our historical results are not necessarily indicative of our results expected for any future periods.

	Year Ended December 31,				Six Months Ended June 30,
	2007	2008	2009		2009	2010
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except share and per share and per ADS data)
Consolidated Statement of Comprehensive Income Data
Revenue	—	124,677	1,172,692	172,925	601,565	2,318,610	341,902
Cost of sales	—	(160,830)	(1,096,724)	(161,723)	(593,161)	(1,862,802)	(274,689)

Gross (loss)/profit	—	(36,153)	75,968	11,202	8,404	455,808	67,213
Other income	—	1,590	268	40	100	7,122	1,050

Selling and distribution expenses	(5,886)	(17,738)	(90,862)	(13,399)	(28,782)	(54,902)	(8,096)
Administrative expenses	(13,157)	(413,951)	(67,475)	(9,950)	(27,004)	(45,492)	(6,708)
Research and development expenses	(3,321)	(11,980)	(52,789)	(7,784)	(12,620)	(23,247)	(3,427)
(Loss)/profit from operations	(22,364)	(478,232)	(134,890)	(19,891)	(59,902)	339,289	50,032

Net finance expense	(278)	(21,512)	(49,577)	(7,311)	(23,266)	(43,143)	(6,362)
Share of loss of an associate, net of income tax expense	—	—	(154)	(23)	—	(1,161)	(171)

(Loss)/profit before income tax expense	(22,642)	(499,744)	(184,621)	(27,225)	(83,168)	294,985	43,499
Income tax (expense)/benefit	—	—	(38,495)	(5,676)	(1,391)	5,480	808

(Loss)/profit for the period	(22,642)	(499,744)	(223,116)	(32,901)	(84,559)	300,465	44,307

Total comprehensive (loss)/income for the period	(22,642)	(499,744)	(223,116)	(32,901)	(84,559)	300,465	44,307
Attributable to
Shareholders of our company	(22,416)	(494,493)	(221,313)	(32,635)	(83,049)	297,733	43,904
Non-controlling interest	(226)	(5,251)	(1,803)	(266)	(1,510)	2,732	403
Net (loss) income per share—basic and diluted	(0.22)	(4.94)	(2.21)	(0.33)	(0.83)	2.98	0.44
Weighted average number of shares used in computation—basic and diluted(1)	100,000,000	100,000,000	100,000,000	100,000,000	100,000,000	100,000,000	100,000,000

(1)

The calculation of the weighted average number of ordinary shares for the purpose of basic and diluted net income per share has been retroactively adjusted to reflect: (i) the 1:1000 share subdivision effected in February 2010, (ii) our reorganization which was completed in May 2010, and (iii) our incorporation in February 2009, as if these events had occurred at the beginning of the earliest period presented and such shares had been outstanding for all periods.

	As of December 31,			As of June 30,
	2008	2009		2010
	RMB	RMB	US$	RMB	US$
	(in thousands)
Consolidated Statement of Financial Position Data
Property, plant and equipment	106,871	152,455	22,481	210,923	31,103
Intangible assets	27,590	22,241	3,280	92,023	13,570
Trade and other receivables	5,606	57,461	8,473	29,382	4,333
Prepayments	31,040	51,484	7,592	33,125	4,885
Deferred tax assets	—	2,820	416	22,306	3,289
Total non-current assets	179,804	331,420	48,871	446,386	65,824
Inventories	680,043	1,972,993	290,938	1,507,972	222,366
Trade and other receivables	394,707	1,627,025	239,921	1,661,680	245,031
Prepayments	96,064	123,370	18,192	168,567	24,857
Pledged bank deposits	66,903	145,995	21,528	95,126	14,027
Cash and cash equivalents	41,753	722,233	106,500	971,773	143,298
Total current assets	1,279,470	4,633,616	683,273	4,433,856	653,816
Total assets	1,459,274	4,965,036	732,144	4,880,242	719,640
Issued share capital	—	—	—	682	101
Capital reserve	809,937	1,288,756	190,040	1,326,472	195,602
Accumulated loss	(520,104)	(741,417)	(109,329)	(443,684)	(65,426)
Total equity attributable to
Shareholders of the company	289,833	547,339	80,711	883,470	130,277
Non-controlling interest	7,216	29,450	4,343	56,255	8,295
Total equity	297,049	576,789	85,053	939,725	138,572
Deferred tax liabilities	—	1,647	243	744	110
Provisions	3,017	19,154	2,824	51,310	7,566
Trade payables	1,644	20,140	2,970	33,879	4,996
Total non-current liabilities	4,948	44,664	6,586	182,594	26,925
Trade and other payables	705,383	2,203,118	324,872	2,523,797	372,159
Short-term bank loans	65,000	181,673	26,790	452,129	66,671
Income tax payable	—	33,748	4,976	18,633	2,748
Provisions	921	22,364	3,298	63,449	9,356
Deferred revenue	385,700	1,899,626	280,119	698,477	102,997
Total current liabilities	1,157,277	4,343,583	640,505	3,757,923	554,143
Total liabilities	1,162,225	4,388,247	647,091	3,940,517	581,069
Total equity and liabilities	1,459,274	4,965,036	732,144	4,880,242	719,640

	Year Ended December 31,			Six Months Ended June 30,
	2007	2008	2009	2009	2010
Other Consolidated Financial Data (in percentages)
Gross margin	—	(29.0)	6.5	1.4	19.7
Operating margin	—	(383.6)	(11.5)	(10.0)	14.6
Net margin	—	(400.8)	(19.0)	(14.1)	13.0

Selected Operating Data (in units of wind turbines)
New orders	132	452	574	134	618
Total deliveries(1)	—	69	378	92	144
Total units commissioned(2)	—	16	152	78	310
Order book(3)	132	515	711	557	1,185

	Year Ended December 31,				Six Months Ended June 30,
	2007	2008	2009		2009	2010
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Non-IFRS Financial Data (in thousands)
Adjusted EBITDA(4)	(19,314)	(88,369)	(107,416)	(15,840)	(46,254)	357,060	52,652

(1)	Delivery of a wind turbine refers to the arrival of the wind turbine at the customer’s designated wind farm and the completion of preliminary inspection and acceptance by the customer.
(2)

Commissioning of a wind turbine refers to grid-connection commissioning, whereby the wind turbine is installed and a functionality test is performed to ensure proper connection to the grid. Commissioning generally represents the point of revenue recognition. A durability test is conducted following commissioning.

(3)	Represents cumulative orders signed minus cumulative deliveries.
(4)	EBITDA refers to earnings before net finance expense, income tax expense and depreciation and amortization. Adjusted EBITDA refers to EBITDA adjusted to exclude share-based compensation expenses.

Adjusted EBITDA is used by management to evaluate our financial performance and determine the allocation of resources and provides management with the ability to determine our return on capital expenditure. Items that are eliminated from the calculation of Adjusted EBITDA are collectively managed by our senior executive officers, including our chief executive officer and chief financial officer, taking into consideration our strategic, business and financial goals. In addition, we believe that Adjusted EBITDA will be a key metric analyzed in determining the amount of new debt financing that may be available to us, and, therefore, we believe this measure provides investors with additional information about our ability to fund our growth through debt financing, if needed. Furthermore, Adjusted EBITDA eliminates the impact of items that we do not consider indicative of the performance of our business. We believe investors will similarly use Adjusted EBITDA as one of the key metrics to evaluate our financial performance and to compare our current operating results with corresponding historical periods and with other companies in the wind equipment manufacturing industry. The presentation of Adjusted EBITDA should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

The use of Adjusted EBITDA has certain limitations. Items excluded from Adjusted EBITDA are significant components in understanding and assessing our operating and financial performance. Depreciation and amortization expense, income tax expense, interest expense and interest income as well as share-based compensation expenses have been and will be incurred in our business and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization expense, interest expense and interest income, income tax expense, capital expenditures as well as share-based compensation expenses and other relevant items both in our reconciliations to IFRS financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance. The term Adjusted EBITDA is not defined under IFRS, and Adjusted EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with IFRS. When assessing our operating and financial performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with IFRS. In addition, our Adjusted EBITDA may not be comparable to Adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate Adjusted EBITDA in the same manner as we do.

The following table is a reconciliation of Adjusted EBITDA to loss for the year, the most directly comparable financial measure calculated and presented in accordance with IFRS:

	Year Ended December 31,				Six Months Ended June 30,
	2007	2008	2009	2009	2009	2010
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
(Loss)/profit for the period	(22,642)	(499,744)	(223,116)	(32,901)	(84,559)	300,465	44,307
Income tax expense/(benefit)	—	—	38,495	5,676	1,391	(5,480)	(808)
Net finance expense	278	21,512	49,577	7,311	23,266	43,143	6,362
Depreciation and amortization	3,050	10,372	27,628	4,074	13,648	18,932	2,791
EBITDA	(19,314)	(467,860)	(107,416)	(15,840)	(46,254)	357,060	52,652
Share-based compensation expenses	—	379,491	—	—	—	—	—
Adjusted EBITDA	(19,314)	(88,369)	(107,416)	(15,840)	(46,254)	357,060	52,652

RISK FACTORS

You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before investing in our ADSs. Any of the following risks and uncertainties could have a material and adverse effect on our business, financial condition, results of operations and prospects. Additionally, the market price of our ADSs could decline due to any of these risks and uncertainties, and you may lose all or part of your investment.

Risks Relating to Our Company

Our limited operating history may not serve as an adequate basis to judge our future prospects and results of operations.

We were founded as a subsidiary of Mingyang Electrical and commenced operations in June 2006. Our limited operating history provides a limited basis for you to evaluate the viability and sustainability of our business. We successfully installed our first wind turbine prototype in October 2007 in Guangdong Province, and we made our first commercial delivery of wind turbines in May 2008 to a wind farm located in Inner Mongolia. Installation of a wind turbine refers to the erection of the wind turbine at the customer’s designated wind farm after the delivery. We delivered 69 units, 378 units and 144 units of wind turbines in 2008 and 2009 and in the first six months of 2010, respectively, of which 16 units, 152 units and 310 units were commissioned, and for which we recognized RMB119.3 million, RMB1,169.2 million (US$172.4 million) and RMB2,315.1 million (US$341.4 million) of revenue, in 2008 and 2009 and in the first six months of 2010, respectively.

To sustain our growth, we must, among other things, further expand our production capacity and customer base. The growth of our business will impose substantial demands on our managerial, operational, financial and other resources as well as increase our working capital needs. Our ability to grow our business is subject to other risks and uncertainties, including the following, some of which are commonly experienced by other China-based early-stage companies:

•	retain and acquire customers and accurately assess and meet their needs and market demands;

•	design products tailored for the wind and weather conditions in China, particularly in areas where our products are intended to be installed, that meet the demands of our customers;

•	competitively price our products and services;

•	maintain and expand our relationships with technology partners;

•	respond to changes in the regulatory environment in the wind power equipment industry as well as the industry in which our customers operate;

•	manage risks associated with intellectual property rights;

•	increase marketing, sales and post-sales services activities and otherwise increase customer awareness and acceptance of our products and services;

•	manage our raw material and component supplies;

•	raise sufficient capital to sustain and expand our business; and

•	attract, retain and train qualified personnel.

If we are unsuccessful in addressing any of these risks and uncertainties, our business, financial condition, results of operations and future growth would be materially and adversely affected. In addition, the success of our growth strategy depends on a number of external factors that are beyond our control, for example, the expected growth of China’s alternative energy industry in general and wind power equipment industry in particular and the competition from other wind power equipment manufacturers. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our business strategies or respond to competitive pressures.

We incurred losses of RMB22.6 million, RMB499.7 million and RMB223.1 million (US$32.9 million) in 2007, 2008 and 2009, respectively. These losses resulted principally from our high cost of sales due to the relatively high purchase prices of raw materials and high operating expenses as a percentage of our revenues during our ramp-up phase. While we became profitable beginning in the first quarter of 2010 and generated a profit in the amount of RMB300.5 million (US$44.3 million) in the first six months of 2010, we cannot assure you that we will be able to sustain or increase our profitability in the future. Our ability to maintain and increase profitability depends, to a significant extent, on our ability to continue to grow our business and to control our costs, which is subject to the risks and uncertainties associated with our business.

Unanticipated delays, postponements or even cancellations of our wind turbine orders may adversely affect our business, financial condition and results of operations.

Our order book comprises firm purchase orders for our wind turbines for particular wind farms under sales contracts that specify the delivery of wind turbines at predetermined intervals over a period of several months and payments to us in installments. However, there can be no assurance that such orders will not be cancelled, delayed or reduced, or that our customers will perform in full their payment and other obligations in accordance with the sales contracts. Adverse conditions in current global financial markets or other factors beyond our control, or the control of our customers, may cause our customers to delay, postpone or cancel their wind farm projects whether as a result of delays or failures to obtain necessary permits, authorizations, permissions, or as a result of other difficulties or obstructions. We have experienced in the past delays and postponements in delivery schedules in limited cases as a result of delays or postponements in our customers’ wind farm projects or delays by suppliers of our components and we cannot assure you that similar delays and postponements or even cancellations will not occur in the future.

A certain portion of our wind turbine sales contracts do not specify the delivery schedule, and our customers have discretion to decide the timing of delivery. In addition, under many of our sales contracts, including our sales contracts with China Datang, our largest customer as measured by revenue recognized in 2009, our customers have the right to cancel, at any time and at their discretion upon one-month prior written notice, orders for the wind turbines that have not already been assembled and not readied for delivery by the end of the notice period, provided that the customers compensate us for a portion of the cancelled units at a mutually agreed amount or purchase certain additional remaining units under such sales contract at the contract price. Due to the nature of the wind turbine business and common practice in the wind power industry in China, wind farm operators usually are in a stronger bargaining position than turbine suppliers and consequently in most cases the terms and conditions of wind turbine sales contracts used in this industry in China are generally favorable to wind farm operators. As we negotiate the terms in sales contracts with our customers on a project-by-project basis, we cannot predict for which projects the customers will have the right to cancel orders. Except for a postponement by an affiliate of GreenHunter Inc. of the delivery of two units of wind turbines under a purchase order in 2008 due to the worsening of its financial condition as a result of the global financial crisis, we have not experienced any other cancellation or postponement since our inception. However, we cannot assure you that customers will not exercise the right to cancel all or part of purchase orders in the future. Furthermore, most of our sales contracts do not provide for additional penalties for failures to purchase or delays caused by our customers, and even if the contracts provide for such penalties, the full value of the sales contracts may not be recoverable. Accordingly, our order book is not a guarantee of our future revenues, but, rather, it represents business that is considered likely to be engaged. In addition, we may need to order special components in connection with certain wind turbine sales contracts, and in the event such wind turbine sales contracts are delayed or cancelled in the future, our inventory level may be higher than planned, and we may need to absorb the cost for the already purchased components.

If we fail to deliver wind turbines on time, we may be required to pay penalties and our orders may be cancelled and our results of operations may be negatively affected.

We are required to deliver wind turbines according to the delivery schedules set out in the sales contracts or as we and the respective customers may otherwise agree. If we fail to deliver our wind turbines on time, we may be required to pay a penalty for each week of such delay, calculated as a percentage of the total contract value, which percentage increases together with the length of the delay. Our customers can deduct such penalty amounts from their payments to us. Our customers also have the right to cancel part or all of orders in the event of significant delays as a result of our fault. In 2009, we made a payment in the total amount of RMB7.2 million (US$1.1 million), representing approximately 2.4% of the total value of that particular sales contract, to a customer as payment for the additional installation costs incurred by it due to our delay in the delivery of 11 units of wind turbines for approximately three months as a result of the delay in the supply of one key component by an overseas supplier. We may fail to deliver our wind turbines on time again in the future due to delays in supply of raw materials or components, limitation in production capacity or any other reasons that may be beyond our control and we may not be able to seek compensation from suppliers or other parties. If such delays occur, we may incur penalties, customers may cancel their orders, and our financial condition, results of operations and our reputation may be materially and adversely affected.

Our high customer concentration exposes us to all of the risks faced by our major customers and may subject us to significant fluctuations or declines in revenue.

We currently derive a substantial portion of our sales from a limited number of customers, which are primarily Chinese national or regional large electric power producers, including the five largest state-owned power producers. We recognized revenues in connection with sales of wind turbines to two of our end customers in the year ended December 31, 2008, one of whom, namely CPIC, contributed approximately 90% of our total revenues for that year. We recognized revenues in connection with sales of wind turbines to five end customers in the year ended December 31, 2009, the top three of which, namely China Datang, Guangdong Yudean Group Co., Ltd., or Yudean, and Beijing Energy Investment Holding Co., Ltd., or Beijing Energy, together with their respective affiliates, contributed 41.1%, 22.2% and 20.3%, respectively, of our total revenues and in the aggregate 83.6% of our total revenues for the year. Our largest customer in terms of the units of wind turbines delivered and revenue recognized, China Datang, contributed 51.6% of our total revenue in the first six months of 2010. Since our inception in June 2006 through June 30, 2010, we secured contracts for 1,776 units of wind turbines from 14 end customers. Of these 1,776 units of wind turbines contracted, 62.0% were from our three largest customers as measured by the units of wind turbines contracted, namely China Datang, Huaneng and Huadian. In particular, China Datang, together with its affiliates, accounted for 451 units of wind turbines delivered. We cannot assure you that we will be able to maintain or improve our relationships with these customers, or that we will be able to continue to supply products to these customers at current levels or at all. Dependence on a few customers will continue to make it difficult for us to satisfactorily negotiate attractive prices for our products and will continue to expose us to the risks of substantial losses if a single, dominant customer stops conducting business with us. Specifically, any one of the following events, among others, may cause material fluctuations or declines in our revenues and have a material and adverse effect on our financial condition, results of operations and prospects:

•	reduction of the number or in the price of wind turbines purchased from us by one or more of our significant customers and our failure to identify additional or replacement customers;

•

reduction, delay or cancellation of wind farm projects to be or being developed by our customers, due to intense competition in the wind power industry, general decline in the economy or otherwise, which could lead to a decline in wind turbines purchased by our customers;

•	the decision by one or more of our significant customers to select one or more of our competitors to supply wind turbines;

•	loss of one or more of our significant customers and our failure to obtain additional or replacement customers that can replace the lost sales volume at satisfactory pricing or other terms; or

•	the failure or inability of any of our significant customers to make timely payment for our products and services.

These factors may result in a lack of certainty and predictability about our sales, which may fluctuate unpredictably depending on customer demand and orders. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. We do not enter into long-term contracts with our customers, but instead, enter into wind turbine sales contracts for particular wind farm projects. As a result, we are subject to the negotiation of pricing and other terms on a project-by-project basis. Therefore, the contract selling prices that we are able to agree on with our customers are subject to fluctuation and uncertainty.

We cannot assure you that our customer relationships will continue to improve or if these customers will continue to generate significant revenues for us in the future. Any failure to maintain our existing customer relationships or to expand our existing customer base will materially and adversely affect our results of operations.

In addition, a significant portion of our outstanding trade receivables is derived from sales to a limited number of customers. Our largest and the second largest trade receivable balance were due to us from Datang Jilin Ruifeng Power Co., Ltd. and Jilin CPIC New Energy Co., Ltd., affiliates of China Datang and CPIC, respectively, in the amount of RMB452.0 million and RMB190.4 million, respectively, representing 29.0% and 12.2%, respectively, of the total trade receivables as of June 30, 2010. The failure of any of these customers to meet their payment obligations would materially and adversely affect our financial position, liquidity and results of operations.

Our research and development efforts may not result in successful new products, and market acceptance and profitability of the new products are uncertain.

Our future success highly depends on our ability to keep pace with the rapid technological changes in the wind power equipment industry. In order to maintain and enhance our competitive position that we currently enjoy and to continue to grow our business, we need to design, develop and market new and more cost-efficient wind turbines and introduce new products to meet growing market demands and changing technical standards. The development of new wind turbine models requires considerable investment and our significant expenditures on research and development may not yield as much benefit as we anticipate. Our research and development expenses accounted for approximately 9.6%, 4.5% and 1.0% of our total revenues in 2008 and 2009 and in the first six months of 2010, respectively. We expect to spend a significant portion of our revenues on research and development and to commit significant investments in product development personnel over the next few years. However, research and development activities are inherently uncertain, and the success of our new products will depend on a number of factors, including product quality, competition, customer acceptance, price, general market conditions, government incentives, our ability to integrate customer feedback into our new products, our ability to accurately assess technological trends and customer needs and the strength of our marketing and distribution capabilities. For example, under a mutual agreement with aerodyn Asia Co., Ltd., or aerodyn Asia, an affiliate of aerodyn Energiesysteme GmbH, or aerodyn Energiesysteme, we rescheduled the commencement of the cooperative activities for 6.0MW SCD technologies from February 2009 to January 2010 due to market conditions. We cannot assure you that similar delays and postponement will not reoccur in the future.

Further, our competitors may adopt more advanced technologies or develop products that are more effective or commercially attractive at an even lower cost than we do. For instance, according to the report of Detailed Introduction of Chinese Wind Power Sector and Wind Turbine Manufacturers prepared by BTM, Xinjiang Goldwind Science and Technology Co., Ltd., or Goldwind, a major domestic wind turbine manufacturer, licensed its direct drive technology from a German company for the manufacture of 1.5MW wind turbines that are not equipped with gearboxes. Guodian United Power Technology Company Ltd., another domestic wind turbine manufacturer, also jointly designed its 1.5MW wind turbines with aerodyn Energiesysteme. If our competitors’ products are more effective or commercially attractive than ours, sales of our products may be negatively impacted, which could have a material and adverse effect on our financial position and results of operations.

Our business prospects highly depend on the acceptance and marketability of our new wind turbines utilizing the SCD technology, or the SCD wind turbines.

We have obtained exclusive license rights from aerodyn Asia to manufacture and distribute wind turbines utilizing its advanced SCD technology in China, namely SCD wind turbines, with a rated power capacity ranging from 2.5MW to 3.0MW, or the 2.5/3.0MW SCD wind turbines, and a rated power capacity of 6.0MW, or the 6.0MW SCD wind turbines. The SCD technology is a new technology, and we are not aware of any commercially available wind turbines utilizing such technology in China. While we have completed the 2.5/3.0MW SCD wind turbine prototype in May 2010, we may be unable to timely commence commercial production of our SCD wind turbines, and the SCD wind turbines may perform below expectations. In addition, we may not be able to generate sufficient customer demand and the level of acceptance of the SCD technology by our customers is uncertain. Under our license agreement with aerodyn Asia, we are obliged to pay an advance minimum annual royalty payment for the 2.5/3.0MW and 6.0MW SCD wind turbines we sell during the first three years after the commencement of commercial production of the respective series of SCD wind turbines. These advance amounts will not be refunded. As such, if we cannot generate sufficient market demand for our SCD wind turbines, we may be obliged to make payments to aerodyn Asia even if we do not generate any income from the sales of our SCD wind turbines.

Our SCD wind turbines may be used for offshore applications, which pose unique design, installation and post-sale servicing challenges compared to our onshore models. However, due to the fact that our SCD wind turbines are based on a new technology and that the long-term reliability of such technology has not been proven, it is uncertain whether our SCD wind turbines can be installed on offshore wind farms and will perform as designed. It has not been proven whether the special surface treatment and design of our SCD wind turbines are adequate for the erosive and salty environments that are typical of off-shore wind farms. The installation and maintenance of offshore wind turbines are expected to be more difficult, labor intensive and costly. For example, we intend to install our 6.0MW SCD wind turbines farther offshore than 2.5MW SCD wind turbines to take advantage of stronger and steadier winds found at sea. This requires implementing advanced technologies and incurring additional material and labor costs relating to the construction of platforms that are stable enough to support the weight of the wind turbines and withstand severe weather conditions and strong wave forces under the water. Furthermore, additional costs for transporting raw materials and components during construction as well as maintenance staff to regularly access those offshore wind farms throughout the wind farm operation cycle may not be economically feasible. The operation and maintenance of offshore wind turbines may also be significantly affected by marine weather and water conditions. In addition, it is vital that the wind turbines used in offshore wind farms are reliable in order to minimize maintenance cost. Lastly, competitors may develop, for use in wind farms located further offshore, large multi-megawatt wind turbines that have technological or cost advantages over our 6.0MW SCD wind turbines.

Moreover, the development of offshore wind turbines and their key components is still in the early stage in China, where wind farm operators have limited operating experience with offshore sites. Offshore wind farms may not be economically sustainable. For example, the cost of building the platforms, placing electric wires underwater and establishing grid connection for offshore wind farms is substantially higher, as compared to that of the on-shore wind farms. Consequently, the development of offshore wind farms may progress more slowly than expected, which will materially and negatively impact the offshore segment of the wind turbine industry, which, in turn, may adversely affect the demand for our SCD wind turbines.

If we are unable to maintain a satisfactory relationship with aerodyn, our business may suffer.

We co-designed and co-developed our 1.5MW wind turbines with aerodyn Energiesysteme after we received relevant technical documents and drawings with respect to their turbine manufacturing technologies from Mingyang Electrical, which initially obtained them from aerodyn Energiesysteme. We also use aerodyn Energiesysteme’s rotor blade technologies to manufacture rotor blades of our 1.5MW wind turbines. We have obtained exclusive license rights from aerodyn Asia under a license agreement to manufacture and distribute 2.5/3.0MW SCD wind turbines and 6.0MW SCD wind turbines in China. Our rights to distribute 2.5/3.0MW SCD wind turbines and 6.0MW SCD wind turbines on an exclusive basis will expire on January 1, 2016 and January 1, 2019, respectively. If we are unable to maintain a satisfactory relationship with aerodyn or if aerodyn establishes similar or more favorable relationships with our competitors, whether or not in violation of its contractual arrangements with us, our operating results and our business would be harmed. We cannot assure you that aerodyn will not terminate the existing license agreements to our disadvantage or that it will grant us additional licenses for any new products it may develop in the future. Under our license agreement with areodyn Asia, we are prohibited from granting sublicenses to affiliated entities, entering into joint ventures or similar partnerships or contracting subsidiaries other than Guangdong Mingyang to manufacture either the rotor blades or the SCD wind turbines without aerodyn Asia’s consent. Any deterioration of our relationship with aerodyn could harm our business operation and the growth of our business.

Problems with quality or performance in our products as well as product liability claims could result in negative impact on our relationships with customers and our reputation and cause reduced market demand for our products.

We perform a functionality test on our wind turbines after the installation work has been completed in order to test the performance of our wind turbines to make sure they meet all of the specific acceptance criteria of our customers. The completion of the functionality test after the installation indicates that our wind turbines have been commissioned. A durability test, which typically lasts 240 hours but may be as long as 360 or 500 hours on a case-by-case basis upon customers’ request, is subsequently performed to ensure proper and stable connection of our wind turbines to power grids. The warranty period of our wind turbines commences after they pass the durability test. At the early stage of our operation in the past, some of our customers had reported recurring overheating of the nacelle (which refers to the compartment of a wind turbine that houses the gearbox, main shafts, electrical control unit, nacelle level electrical control cabinet, generator and other electrical and mechanical components), gearbox oil leakage and longer than expected pre-heating time during the process of commissioning which we believe are common problems of wind turbines manufactured in China. Although we solved such reported problems in a timely manner, we cannot assure you that it will not occur in the future and if it happens, such problems may have a material and adverse effect on our results of operation.

The performance and operational reliability of the wind turbines we manufacture in the medium- and long-term are uncertain. Although wind turbines are generally designed for a 20-year life cycle, we cannot assure you of the operational life of our wind turbines or about their medium- to long-term performance and operational reliability. We also provide warranty for our wind turbines after the wind turbines have passed the durability test. For details on our warranty, see “Our Business—Our Operations—Distribution, Warranty and Maintenance Support Services.” We are generally obligated to pay a monetary damage of up to 10% of the purchase price of the wind turbine in the case of non-performance or underperformance. Customers can also choose to replace the wind turbines if the annual power output of our wind turbines does not exceed certain designed power output after extensive verification.

Problems with the quality or performance of the wind turbines we manufacture also expose us to potential product liability claims. While we have not yet experienced any significant product liability claims, as a result of our limited operating history, we cannot predict whether product liability claims will be brought against us in the future or the impact of any resulting negative publicity on our business. Any product liability claims or regulatory actions related to problems in the quality or performance of our products could be costly and time-consuming to defend. The successful assertion of product liability claims against us could result in potentially significant damages and require us to make significant payments. We currently do not maintain product liability insurance to cover potential bodily injury or property damages arising from the operations of our products and may be unable to obtain sufficient product liability insurance coverage on commercially reasonable terms, or at all. Moreover, any product liability claim, with or without merit, could result in significant negative publicity and materially and adversely affect the marketability of our products and our reputation. Additionally, a material design, manufacturing or quality failure or defect in our products or other safety issues could warrant a product recall by us and result in increased product liability claims. If the authorities in the jurisdictions where we sell our products decide that these products failed to comply with applicable quality and safety requirements, we also could be subject to regulatory actions.

Any defect, underperformance or problem of our wind turbines or any perception that our products may contain errors or defects, or any product liability claims related to such errors or defects, may adversely impact our customer relationships and harm our reputation and credibility, resulting in a reduced market demand for our wind turbines, decrease in our revenues, increase in our expenses and loss of market share.

If we are unable to remediate the material weaknesses and significant deficiencies in our internal control over financial reporting, we may be unable to issue accurate financial reports timely and prevent fraud, and investors could lose confidence in the reliability of our financial statements, which in turn could negatively impact the price of our ADSs, or otherwise harm our reputation.

During the course of the preparation and external audit of our financial statements as of December 31, 2008 and 2009 and for each of the years in the three-year period ended December 31, 2009, we and our independent registered public accounting firm identified several control deficiencies in our internal control over financial reporting, including a number of material weaknesses and significant deficiencies. The independent internal control compliance advisor we engaged also identified similar material weaknesses and significant deficiencies.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements in financial reporting on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the ability to initiate, authorize, record, process or report external financial data reliably in accordance with IFRS such that there is more than a remote likelihood that a misstatement of the financial statements that is more than inconsequential will not be prevented or detected.

Material weaknesses identified by our independent registered public accounting firm and our internal control compliance advisor include:

•	an insufficient number of personnel with the appropriate level of accounting knowledge, experience and training in the application of IFRS and compliance with the SEC reporting requirements;

•	inadequate procedures related to the identification, approval and documentation of related party transactions;

•	a lack of formal controls and procedures to ensure that transactions are recorded on the accrual basis of accounting; and

•	a lack of formal procedures for (i) regularly reviewing and approving inventories provision and (ii) systematically carrying out, and documenting the results of the inventory count.

We have taken actions and measures to improve our internal control over financial reporting in order to obtain reasonable assurance regarding the reliability of our financial statements. However, not all of the results of these actions and measures have been tested. We may also determine that additional actions and measures should be taken. Furthermore, we cannot assure you if or when we will be able to remedy these control deficiencies, that our independent registered public accounting firm will agree with our assessment, or that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. If the control deficiencies we have identified recur, or if we identify additional deficiencies or fail to implement new or improved controls successfully in a timely manner, we may be unable to issue timely and accurate financial reports and investors could lose confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs, or otherwise harm our reputation.

Under current and proposed rules and regulations implementing Section 404 of the U.S. Sarbanes-Oxley Act of 2002, or SOX 404, we expect to be required to, beginning with the fiscal year ending December 31, 2011, deliver a report that assesses the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm will be required to audit and report on the effectiveness of our internal control over financial reporting. We have a substantial effort ahead of us to complete the documentation and testing of our internal control over financial reporting and to remediate any material weaknesses and significant deficiencies identified during that process. We may not be able to complete the required management assessment by our reporting deadline. An inability to complete this assessment in a timely manner or at all would result in receiving something other than an unqualified report from our independent registered public accounting firm with respect to our assessment of internal control over financial reporting. In addition, if material weaknesses or significant deficiencies are identified and not remediated, we would not be able to conclude that our internal control over financial reporting was effective, which would result in the inability of our independent registered public accounting firm to deliver an unqualified report on the effectiveness of our internal control over financial reporting. Inferior internal control over financial reporting could cause investors to lose confidence in the reliability of our financial statements, and such conclusion could negatively impact the trading price of our ADSs or otherwise harm our reputation.

Any delay in revenue recognition may materially and adversely impact our results of operations.

We recognize revenue attributable to the sale of the wind turbines after the wind turbines have been commissioned. The amounts that have been billed by us for the wind turbines that were delivered but not commissioned are recorded as deferred revenue until the wind turbines have been commissioned successfully. It generally takes up to approximately five months for the wind turbines we manufacture for a particular wind farm, which usually amount to 33 units, to be commissioned successfully after they are delivered. However, the length of this period is subject to many factors out of our control, such as on-site weather conditions and the availability of power grids. In addition, a portion of the contract price is attributable to the technical support and maintenance services and is normally recognized over a period of two to five years after the wind turbines pass the durability test. If the operation of a wind turbine is interrupted for a relatively long period of time by any maintenance or repair activities which are proven to be our fault, the warranty period with respect to such wind turbine may be extended for the period of interruption. The period over which we recognize our technical support and maintenance services revenue may be extended. If there are material delays in the revenue recognition, our results of operations may be materially and adversely affected.

We may experience difficulty in collecting trade receivables from our customers and our liquidity and financial condition and results of operations would be negatively impacted.

We derive our revenues from the sale of products and technical and maintenance support services to our customers and are subject to counterparty risks. Due to the high unit prices of our wind turbines, we usually maintain a high trade receivable balance, and our trade receivables are collected over a long period, in accordance with industry practice and contract negotiations.

As of December 31, 2008 and 2009 and as of June 30, 2010, our trade receivable balance, including trade receivables from Mingyang Electrical, was RMB335.5 million, RMB1,544.2 million (US$227.7 million) and RMB1,557.1 million (US$229.6 million), respectively. The average turnover days of our trade receivables were 118 days, 110 days and 93 days for 2008 and 2009 and for the first six months of 2010, respectively. Allowance against trade receivables to the extent amounts are considered to be uncollectible or unlikely to be collected within a reasonable period of time vary depending on the customer’s financial condition, the amount of receivables in dispute, the current receivables aging and current payment patterns as well as overall market conditions and historical losses. We will only deem trade receivables uncollectible after careful consideration and after having attempted to collect such trade receivables from our customers. Although we have been improving our trade receivable balance by providing additional payment options to customers, including discounts for early settlement, we expect neither the collectability nor the age of our receivables to improve significantly in the foreseeable future. In addition, we cannot assure you that our customers will meet the payment obligations on time or in full or that the level of bad debts will not increase. Any inability on the part of our customers to settle amounts owed to us on time may have a material and adverse effect on us. As our business continues to expand and current industry payment and collection practices as well as our own billing practices remain the same, we may be expected to maintain high trade receivable balances, which could negatively affect our cash flows, particularly our short-term cash flows. If the age of our receivables increases, our exposure to the credit risk of our customers would increase as well. If we incur bad debt expenses as a result, our results of operations would be negatively impacted.

In addition, our customers make payments in installments after they have signed the sales contracts with us. This is a typical arrangement in China’s wind power equipment industry as necessitated by the substantial capital investment requirement in connection with wind farm projects. If we do not offer this arrangement, we could lose our customers and be unable to sustain our future business growth. For specifics on our payment arrangement, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” This installment arrangement exposes us to additional business and credit risk and uncertainty, in particular, the risk of default or delay by customers in payment under the wind turbine sales contracts. Such risks may become more prominent in an economic slowdown or recession, which may result in increased delinquencies, foreclosures and losses. Our litigation and servicing costs may also increase as a result. Our inability to collect payments from our customers in a timely and sufficient manner may adversely affect our liquidity, financial condition and results of operations.

We may be unable to receive compensation from suppliers for defective raw materials or components used in our wind turbines and warranty provisions in our supply contracts may be insufficient.

In the event that we become subject to product liability or warranty claims caused by defective raw materials or components from third-party suppliers, we can attempt to seek compensation from the relevant suppliers. However, warranties provided by suppliers may be for periods shorter than the warranty periods we provide to our customers and warranty claims against suppliers may be subject to certain conditions precedent which may not be satisfied. Further, our supply contracts usually do not have provisions to cover lost profits and indirect or consequential losses. If no claim can be asserted against a supplier, or amounts that we claim cannot be recovered from the supplier, to the extent that such amounts cannot be covered by insurance coverage, if any, we may be required to bear customer claims or replace the wind turbines or components at our own costs. Our business, financial condition and results of operations could be materially and adversely affected.

We may not be able to protect our patents and other intellectual property rights, or we may be subject to claims for the infringement of intellectual property rights of others.

As of June 30, 2010, we had one copyright, 19 patents and ten patent applications pending in China, all of which were granted initial approval. Our success depends in part on our ability to obtain and maintain patents and other intellectual property protection for our products and technologies and our ability to successfully protect such intellectual properties and to defend ourselves against third-party challenges. We cannot assure you, however, the protection measures we currently implement are adequate to enforce such protection efficiently or to prevent any unauthorized use of our intellectual property by third parties, nor can we assure you that our competitors will not independently develop or license from third parties the technologies that are equivalent or superior to our technologies, in which case we would not be able to gain or keep our competitive advantage.

Our success also depends largely on our ability to develop and use our technology and know-how through cooperation with our technology partners without infringing the intellectual property rights of third parties as well as our ability to use the technology we license from our technology partners. However, we cannot assure you that our technology partners actually have the requisite intellectual property rights, nor can we assure you that they have not infringed other third parties’ patents, trade secrets, know-how or other intellectual property rights. We have obtained exclusive license rights from aerodyn Asia to manufacture and distribute wind turbines by using its SCD technologies in China. We have non-exclusive rights transferred from Mingyang Electrical to use aerodyn Energiesysteme’s blade technologies for our 1.5MW wind turbines. Our technology partners including aerodyn may license their relevant technologies to our competitors or other third parties. To the extent these technologies provide us any competitive advantage, such licenses to competitors may allow them to compete against us more effectively. In addition, our competitors may have greater resources and may develop advanced technologies or processes based on these licensed intellectual property rights. If our current licenses with our technology partners are terminated, there can be no assurance that we will be able to independently develop equivalent technology successfully or obtain licenses for alternative technologies, or that we will be able to redesign our production lines to eliminate the need for such a license.

On the other hand, the existence of an intellectual property right may not necessarily protect us from competition, as it may be challenged, invalidated or held to be unenforceable. Competitors may successfully challenge our patents, produce similar products that do not infringe our patents or produce products in countries that do not recognize our patents. Our patent priority in the PRC may be defeated by third-party patents issued on a later date if the applications for such patents were filed before us. Additionally, the existence of a patent does not provide assurance that the manufacturing, sale or use of our products does not infringe others’ patent rights. Third parties may also have blocking patents that could be used to prevent us from marketing our own patented products or utilizing our patented technologies or processes. As it may take years for patent applications to be approved, there may be pending applications, known or unknown to us, that may later result in issued patents upon which we may infringe on. Therefore, we may initiate lawsuits to defend our ownership or proprietary design of our products and trade secrets, or we may also encounter future litigation brought by third parties based on claims that we have infringed upon the intellectual property rights of others or that we have misappropriated the trade secrets of others, either of which will be time-consuming and costly to defend. We cannot assure you that we can achieve a favorable outcome in the litigation, if a claim is asserted. If we are unable to sufficiently protect our patents, trademarks and other intellectual property rights, or successfully defend ourselves from infringement claims, our reputation, financial condition and results of operation may be materially and adversely affected.

We rely on a limited number of key suppliers, and we are subject to risks associated with availability and volatility in the prices of raw materials, components and utilities.

Although we typically have multiple suppliers for each raw material or component, we place a substantial percentage of our orders as measured by cost with a limited number of key suppliers. For example, in 2009, we purchased approximately 40% of our components from our five largest suppliers, as measured by cost, and approximately 10% of our components from our largest supplier, namely Nanjing High Speed & Acurrate Gear Group Co., Ltd., or Nanjing High Speed. With limited exceptions, we do not have long-term supply contracts with our suppliers. Instead, we typically place orders with our suppliers after we secure our wind turbine sales contracts. As such, an increase in demand for our raw materials and components in the future may result in the interruption or delay in the supply of our raw materials and components, which may adversely affect our ability to meet market demand for our products or expand our business as planned. We cannot assure you that such delays will not occur in the future.

Moreover, we may be subject to significant fluctuation in the prices of our raw materials and components, which may increase our operating costs if we are unable to fully pass along such increase to our customers. If we are unable to effectively control our manufacturing costs, in particular, the costs of raw materials and components of our wind turbines, we may not be able to maintain our competitiveness and achieve profitability. Certain components are manufactured or customized for us. If we are unable to secure alternative supply sources in a timely and cost-effective manner or without a reduction in quality, this may harm our reputation, reduce our sales or gross margins, and cause us to lose market share. We have in the past experienced delays in the supply of gearboxes from one of our overseas suppliers, which caused a three-month delay in the delivery of our wind turbines and consequent compensation payments in the amount of RMB7.2 million (US$1.1 million), representing approximately 2.4% of the total value of that sales contract, to the affected customer in 2009.

We may from time to time purchase certain of our key components from overseas suppliers upon requests from our customers. We may also need to source components for our SCD wind turbines from overseas suppliers in the future if such components are not widely available in China. As we import components, we may be required to devote additional effort and time and incur additional transportation costs. If certain of our overseas suppliers fail to deliver the components we purchase in a timely manner, we may have difficulty or incur higher costs identifying replacement suppliers, or we may suffer from reduced product availability, which will further harm our operating results.

We may fail to compete effectively in the wind power equipment industry and may be unable to increase or maintain our market share.

The wind power equipment industry is highly competitive, especially in China. Factors affecting our competitive position include performance of our wind turbines, reliability, product quality, technology, price and the scope and quality of our technical and maintenance support services. Since our inception, we have spent considerable resources on the designing, manufacturing and marketing of wind turbines. However, some of our competitors may have greater brand recognition, greater resources and larger customer bases than we do, and new competitors may also emerge and rapidly acquire significant market share. Most of our existing or prospective customers are large state-owned national and regional electric power producers, some of which may leverage their financial and technological advantage to develop and manufacture wind turbines themselves and become our competitors. Furthermore, we expect increasing competition from overseas manufacturers which are expanding or may expand their presence in China, particularly given the cancellation of certain governmental policies supporting domestic manufacturers. For example, the National Development and Reform Commission, or the NDRC, policy requiring at least 70% of all equipment used in a single wind farm project be manufactured in China was terminated in December 2009. Growing competition may result in a decline in our market share or may force us to reduce the prices of our products and technical and maintenance support services, which will negatively affect our revenues and margins. We cannot provide any assurance that we will be able to compete successfully against our competitors.

Our cooperative framework agreements with local governmental authorities and wind farm operators may not be enforceable under PRC law and our business, financial condition, results of operations and prospects may be materially and adversely affected if these agreements are not performed as intended.

In April 2008, we entered into a cooperative agreement with one of our then joint venture partners and a local governmental authority in Jilin, Jilin Province. In December 2008 and June 2009, we entered into framework agreements with wind farm operators and certain local governmental authorities in Fuxin, Liaoning Province and Rudong, Jiangsu Province, respectively. Under these agreements, we agreed to invest and establish facilities in these regions, in exchange for which, we obtained land and other policy incentives from local governments and these wind farm operators agreed to purchase our wind turbines with the first priority. King & Wood PRC Lawyers, our PRC counsel, has advised us that the local governments may not have the authority or power to provide us with the tax, land and other policy incentives and that the obligations of the local governments to provide us with tax, land and other policy incentives and the obligations of the wind farm operators to purchase our wind turbines may not be enforceable under PRC law as the performance of these obligations may violate rules and regulations of the PRC government, including the Opinions on Curtailing Over-capacity and Excessive Construction in Certain Industries and Guiding the Healthy Development of Such Industries jointly issued by the NDRC and nine other government authorities in September 2009, or the NDRC Opinions, which aims to curb the over-development and investment in industry sectors, including steel, concrete, polysilicon and wind power equipment. Under the NDRC Opinions, among other things, the requirement imposed by local authorities during the bidding process to use locally manufactured wind power equipment or to build wind power equipment production capacity locally is strictly prohibited.

We cannot assure you that those framework agreements we have entered into are enforceable at all and our capital commitments contemplated under these agreements to build factories in the local regions will generate anticipated returns, or that any performance of the local governments or wind farm operators of their respective obligations under these agreements, if any, would not cause unintended negative consequences as a result of potential conflicts with other responsibilities or obligations these local governments or wind farm operators ought to perform.

Failure to maintain inventory levels that approximate the demands for our products could cause us to lose sales or result in excessive inventory.

We schedule the procurement of raw materials and components, manufacturing and assembly activities and arrangement of logistics for delivery of our wind turbines primarily on the basis of wind turbine orders and adjust monthly upon actual production and delivery progress. Although we have not experienced material delays in our supply since our inception, estimates are inherently uncertain and our customers may cancel or delay their orders under the turbine sales contracts. We cannot assure you that our scheduled manufacturing and assembly activities approximate actual customer delivery needs. If our scheduled manufacturing and assembly is not able to meet the actual delivery needs, we may not be able to maintain an adequate inventory level for our wind turbines and may lose sales and market share to our competitors. In addition, even if we are able to increase our manufacturing and assembly levels to meet unanticipated demands, we may experience significant lead-time for turbine delivery or may not have procured adequate raw materials or components to manufacture the wind turbines. On the other hand, we may also be exposed to increased inventory risks as we may accumulate excess inventory of our products or raw materials or components for our wind turbines resulting from the cancellation of wind turbine sales contracts by our customers. Therefore, our failure to maintain an inventory level that approximates the demands for our wind turbines could have a material and adverse effect on our business, financial condition and results of operations.

If we fail to significantly expand our production capacity and output, we may lose market share.

Our future success depends on our ability to significantly increase our production capacity and output. If we are unable to do so, we may be unable to meet customer needs and market demand, benefit from economies of scale to decrease our costs per wind turbine, apply capital efficiently, maintain our competitive position and improve our profitability. Our ability to increase our production capacity and output is subject to significant risks and uncertainties, including:

•	the need to raise significant additional funds to purchase additional production equipment or to build additional factories, which we may be unable to obtain on commercially viable terms or at all;

•	failure or inability to acquire necessary land use rights at suitable locations or otherwise secure locations within geographic proximity to regions with abundant wind resources;

•	cost overruns and delays as a result of a number of factors, many of which are beyond our control, such as problems with equipment delivery;

•	delays or denial of required approvals by relevant government authorities;

•	failure to obtain production inputs in sufficient quantities or at acceptable cost; and

•

failure to execute our expansion plan effectively, including insufficient managerial capacity or failure to obtain adequate resources, such as land or buildings that are suitable for our manufacturing facilities.

As we expand our production capacity, our choice of locations for new factories or decision to expand existing factories may become less advantageous to our business, economically or otherwise, due to changes in the market conditions, local government policies, changes in wind conditions or other factors that may be beyond our control. We may need to halt the construction or to delay the commencement of production and may be unable to recover any costs that we may have already spent. At times, we may also need to relocate one or more of our factories to other locations, which will increase our operational costs and cause interruption to our production. For example, we delayed the commencement of wind turbine production at our new Tianjin facilities from early 2010 to the end of October 2010 as we decided to fill additional customer orders using our existing manufacturing facility in Jilin which has sufficient manufacturing capacity and was located closer to such customers.

Inability of our customers to obtain financing for wind farm projects may have a significant adverse influence on our business, financial condition and results of operations.

Most of our customers require bank financing for wind farm projects and therefore the financing terms available in the market have a significant influence on the demand for our wind turbines. Higher level of interest rate causes wind farm projects to become more costly and less attractive. The ability to obtain financing for a wind farm project also depends on the willingness of banks and other financing institutions to provide loans to the wind power industry. In particular, the global capital and credit markets have been experiencing volatility and disruption since early 2008. Concerns over inflation or deflation, energy costs, geopolitical issues, the availability and cost of credit, the mortgage market and a declining residential real estate market in the United States and elsewhere in the world have contributed to market volatility and diminished expectations for the global economy and the capital markets in the future. These factors led to an economic slowdown and may cause difficulties for certain of our customers to access adequate funding to pay for wind turbines they have ordered in a timely manner. Although the global economy has experienced increased growth in recent periods, renewed concerns about the sustainability of economic recovery may cause our customers to delay or cancel their investments in wind farm projects and financial institutions may implement more stringent procedures to approve and grant credit facilities or other financial supports.

If we are unable to effectively identify and capture international market opportunities or if we fail to market, sell and provide technical and maintenance support services for our products in overseas markets, our business prospects may be affected.

We intend to expand into selected major overseas wind power markets. To market, sell, deliver and install our wind turbines and provide technical and maintenance support services internationally may expose us to a number of risks, including:

•	fluctuations in currency foreign exchange rates;

•	difficulties in engaging and retaining distributors or direct sales force who are knowledgeable about, and capable to function effectively in, overseas markets;

•	increased operating costs associated with maintaining marketing and sales efforts in various countries and regions;

•	increased operating costs associated with transporting our products and the provision of technical and maintenance support services internationally;

•

difficulty and cost relating to compliance with different commercial and legal requirements of the overseas markets in which we intend to offer our products and services, including but not limited to any permits, licenses, registrations or certificates that may be required in those markets;

•	inability to obtain, maintain or enforce intellectual property rights; and

•

trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries and regions.

As we have limited experience and resources operating in the international market, we may be unable to efficiently expand our business abroad as we have planned. In addition, our exclusive license rights from aerodyn Asia to manufacture and distribute our 2.5/3.0MW and 6.0MW SCD wind turbines is limited to China and, as such, our ability to expand in overseas markets depends on our ability to obtain additional licenses from aerodyn Asia. We are in the process of negotiating with aerodyn Asia to extend our license to other territories, including in the United States. However, we cannot assure you that we will be able to obtain such additional licenses within a reasonable timeframe or at reasonable costs, if at all.

Our success depends substantially on the continuing efforts of our executive management team and other key personnel, and losing their services would severely disrupt our business and materially and adversely impact our results of operations.

Our future success depends substantially on the continuing services of our senior management team, in particular, Mr. Chuanwei Zhang, our chairman and chief executive officer, who founded Mingyang Electrical and us. Mr. Zhang has approximately 20 years of relevant experience in the electrical equipment sector and the wind power equipment industry and works on a full-time basis for our company. We also rely on the continuing services of Mr. Xian Wang, one of our founders and senior vice president, Mr. Song Wang, one of our founders and senior vice president who has over 20 years of research and industry experience, Mr. Jiawan Cheng, our vice president in charge of engineering and services who is a wind power expert with over 20 years of experience in procurement, five of which were spent in the wind power equipment industry. If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, and our business may be disrupted and our financial condition and results of operations may be materially and adversely affected.

We do not maintain key-man insurance for members of our management team or any of our other key personnel. If we lose the services of any senior management and key personnel, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new personnel, which could severely disrupt our business and prospects. In addition, if any of our senior management or any of our other key personnel joins a competitor or forms a competing company, we may lose some of our customers and trade secrets. While we protect our trade secrets by entering into non-disclosure/confidentiality and non-competition agreements with each of our executive officers as well as key personnel who have access to sensitive and confidential information, we cannot assure you that, in light of uncertainties associated with the PRC legal system, these agreements could be enforced in China.

Our business depends on our ability to maintain a skilled labor force, and our business may be adversely disrupted if we fail to continue to attract, train and retain our highly qualified technical personnel.

Our success depends, to a significant extent, on our ability to attract, train and retain our technical experts, research and development personnel, engineers, post-sales services personnel and sales and marketing personnel. In particular, Mr. Song Wang and Mr. Jiawan Cheng are two of the ten recognized experts in China’s wind power industry. Dr. Renjing Cao, our chief technology officer, is an award-winning scholar in the field of turbine design and Mr. Wenqi Wang, our special consultant and a wind power equipment specialist in China with more than 20 years of industry experience, provided valuable services in leading our research and development efforts on our 1.5MW and SCD wind turbines. Recruiting and retaining capable personnel, particularly those with expertise and experience in the wind power equipment industry, are vital to our success. There is substantial competition for research and development personnel, qualified technical experts, engineers, post-sales service providers and sales and marketing professionals, and there can be no assurance that we will be able to continuously attract or retain these individuals. If we are unable to attract and retain valuable employees, to keep pace with our expected growth, our business may be materially and adversely affected.

If we fail to obtain or maintain applicable licenses, or registrations for our products, or if such license or registrations are delayed, we will be unable to commercially manufacture, distribute and market our products at all or in a timely manner, which could significantly disrupt our business and materially and adversely affect our sales and profitability.

The manufacturing of our rotor blades and wind turbines and the selling and servicing of our wind turbines are subject to regulations in China and may be subject to regulations of the countries where we plan to conduct our business. For instance, we are required to obtain land use right certificates, property ownership certificates, planning permits, construction permits, pollution discharge permits and fire safety permits for each of our manufacturing factories built by ourselves, prior to the commencement of production, some of which may be subject to periodical renewal and inspection. In addition, our subsidiaries in China are required to obtain business licenses, tax registration certificates and social insurance registration certificates for the ongoing business operation. Our production facilities must meet certain production safety requirements and pass safety inspections conducted by relevant government authorities. We are also required to obtain the pollutant discharge permits and comply with relevant environmental and safety regulations for our rotor blade and turbine production. See “—Noncompliance with environmental regulations may result in potentially significant monetary damages and fines as well as adverse publicity” and “Regulation—Environmental Regulations.” Failure to obtain or maintain or delay in obtaining any of these permits, licenses and registrations may subject us to fines or penalties or business interruption and therefore could have a material and adverse effect on our business and prospects.

Our failure to obtain or maintain product certifications may negatively affect the sales of our wind turbines.

We have obtained several certifications for our products, including the statements of compliance for design assessment for MY1.5s and MY1.5se models from GL, a product design certificate from China General Certification Center, or CGC, for our MY1.5se model wind turbines and a certificate for our regular rotor blades from China Classification Society Certification Company, or CCSC. We are currently at various stages of applications for additional certifications, such as type certificates for our MY1.5s and MY1.5se models with GL. We believe these certifications for our products enhance the credibility of our products and our brand reputation. However, we may experience an unanticipated delay in securing a necessary certification or failure to renew our existing certifications, which may impair our established reputation and prevent us from attracting new customers. For example, certain procedures of the issuance of product certifications, such as type certificate from GL, may involve on-site data collection and examination, which may be delayed due to unexpected adverse weather conditions or unavailability of power grids. In addition, some of our customers have required that our wind turbines be certified. While we have obtained such requisite certificates for the wind turbines we have manufactured and commissioned, and the current industry practice in China does not require mandatory certification, we may be required to provide various certifications in the future if wind farm operators begin to require product certificates as a prerequisite for participation in the competitive bidding process they organize, and under that circumstance, any delay in obtaining or failure to maintain such certificates for the wind turbines we produce in the future may cause us to lose sales.

We may not be able to identify suitable targets for or finance future acquisitions or strategic alliances or we may fail to integrate acquired businesses into our businesses successfully.

To grow our business, we may pursue acquisitions or strategic alliances that are complementary to our business. In particular, we plan to selectively acquire component manufacturers in order to ensure quality of supply and to provide additional sources of revenue. However, we may not be able to identify and secure suitable opportunities. Our ability to consummate and integrate effectively any future acquisitions or enter into strategic alliances on terms that are favorable to us may be limited by a number of factors, such as suitable targets at appropriate valuations and, to the extent necessary for larger acquisitions, our ability to obtain financing on satisfactory terms, if at all.

Moreover, if a potential candidate is identified, we may fail to enter into a cooperation agreement or acquisition agreement for the candidate on commercially reasonable terms or at all due to the lack of cooperation from counterparties or for other reasons. The negotiation and completion of potential acquisitions or strategic alliances, whether or not ultimately consummated, could also require significant diversion of management’s time and resources and potential disruption of our existing business. Further, the expected synergies from future acquisitions or strategic alliances may not actually materialize. In addition, future acquisitions or strategic alliances could result in the incurrence of additional indebtedness, costs and contingent liabilities. Future strategic alliances or acquisitions may also expose us to potential risks, including risks associated with:

•	the integration of new operations, services and personnel;

•	unforeseen or hidden liabilities;

•	the diversion of financial or other resources from our existing businesses and technologies;

•	our inability to generate sufficient revenue to recover costs and expenses of the strategic alliances or acquisitions; and

•	potential loss of, or harm to, relationships with employees or customers.

Any of the above risks could significantly impair our ability to manage our business and materially and adversely affect our business, results of operations and financial condition.

We may incur additional costs, experience manufacturing disruptions or fail to satisfy our contractual requirements if we relocate from our leased properties during the lease term.

We lease properties at some of our facilities. We currently lease in Zhongshan, Guangdong Province approximately 2,000 square meters for our wind turbine assembly and administrative activities from Mingyang Electrical, a related party of us. We also lease in Zhongshan, Guangdong Province approximately 14,000 square meters from Mingyang Electrical for our rotor blade manufacturing activities. Although we have completed registration for these tenancy agreements, our landlord, Mingyang Electrical, has not obtained relevant property right certificates for these properties. We also lease in Tianjin a space of approximately 25,000 square meters as our new manufacturing facility and local branch offices, starting from January 1, 2010 for a term of two years, from Tianjin Jinneng Mingyang Wind Power Technology Co., Ltd., or Jinneng Mingyang, a PRC company that is currently 34.94% owned by us and 65.06% owned by Tianjin Jinneng Investment Co., Ltd., or Tianjin Jinneng. We also lease from Jinneng Mingyang in Tianjin a parcel of land and buildings for the production of wind turbines with a term from June 9, 2010 to June 8, 2012. We have not completed registration for the Tianjin tenancy agreements because Jinneng Mingyang is still in the process of obtaining valid property ownership certificates which is requisite for the registration. We cannot assure you that our occupation and use of such leased properties will not be disrupted because of the incomplete registration. In addition, our PRC legal advisor, King & Wood PRC Lawyers, has advised us that due to the lack of the relevant property ownership certificates, we cannot be certain that the landlord’s ownership of these properties is not subject to any dispute or that all requisite governmental approvals have been obtained in connection with the construction of these properties.

In January 2008, we entered into a lease agreement with Tianjin Feilong Concrete Admixture Co., Ltd., or Tianjin Feilong, in connection with the lease of the manufacturing facility and ancillary buildings with an aggregate gross floor area of approximately 34,545 square meters. The total rent was RMB6.6 million for the two-year term of the lease agreement from April 2008 to March 2010. As we ceased production in our old Tianjin facility in late 2009 and planned to relocate it to our new facility in Tianjin, we gave a prior notice to Tianjin Feilong to terminate this lease agreement. On December 1, 2009, Tianjin Feilong brought a lawsuit in local court against us alleging breach of the lease agreement and claiming, among other things, specific monetary damages of approximately RMB3.6 million and other related losses. On December 28, 2009, we responded to the charge and brought a counterclaim against Tianjin Feilong. The case is currently being litigated in the local court. We cannot assure you that we will obtain the judgment favorable to us from the local court and we may be required to make the monetary compensation to Tianjin Feilong if we lose the case.

In addition, we leased approximately 5,600 square meters for our old production facility in Xi’an, Shaanxi Province, with a term of three years from September 2007 to September 2010. We ceased the production at Xi’an facility in December 2009 and are relocating the operation to our new facility in Tianjin.

Moreover, we cannot assure you that we will successfully renew our lease agreements upon expiration at favorable terms with the landlords, or that the landlords will have the valid right to own or lease the properties under our lease agreements. If we fail to renew our lease agreements or our lease agreements are subject to challenge by third parties, our operation will also be adversely affected. All of these consequences could have a material adverse effect on our business, financial condition, results of operations and prospects.

Noncompliance with environmental and safety regulations may result in potentially significant monetary damages and fines as well as adverse publicity.

As our rotor blade production generates glass fiber dusts, we are required to comply with national and local environmental regulations applicable to us. We believe we are currently in compliance with applicable environmental regulations in all material aspects and have all necessary environmental permits to operate our business as it is presently conducted, except that we are in the process of completing the environmental assessment procedure for our new Tianjin facility for the production of wind turbines, which is expected to commence formal production by the end of October 2010. However, if more stringent regulations are adopted in the future, the costs of compliance with these new regulations could be substantial. If we fail to comply with present or future environmental regulations, we may be required to pay substantial fines, suspend production or cease operations and may be subject to adverse publicity. In addition, our production and assembly processes may involve dangerous activities. We are required to comply with all safety requirements and standards applicable to us. If work injury accidents occur, which may result in personal injuries or fatalities and damage to property or equipment, we may be subject to civil or criminal claims and penalties against us. If we are held liable for damages in the event of contamination or injury, it could have a material and adverse effect on our financial condition and results of operations. In our ordinary course of business, we have been subject to fines of nonmaterial amount and other penalties for our failure to obtain pollutant discharge permit as required by environmental regulations and other alleged violation of environmental regulations. We have subsequently obtained a confirmation of no material environmental pollution from relevant environmental authority. However, we cannot assure you that we will not be subject to further penalties imposed by the government as a result of the past violations and that similar violations will not reoccur, which may subject us to future fines and or penalties that may interrupt our operations and damage our reputation.

Our insurance coverage may be inadequate to protect us from potential losses.

We do not maintain business interruption insurance. As the insurance industry in China is in its early stage of development, the business interruption insurance and the product liability insurance available in China offer limited coverage compared to that offered in many other countries, especially in the United States. Any business disruption or natural disaster could result in substantial costs and a diversion of resources, which would have a material and adverse effect on our business and results of operations. On the other hand, our business operations, particularly our production facilities, involve risks and hazards that could result in damage to, or destruction of, property and machinery, personal injury, business interruption and possible legal liability. In addition, we do not have product liability insurance covering body injuries and property damage caused by the products we sell, supply or distribute. Therefore, as with other wind turbine manufacturers in China, we are exposed to risks associated with product liability claims and may need to bear the litigation cost if the use of our products results in body injury or property damage. We do not carry key-man life insurance, and if we lose the services of any senior management and key personnel, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new personnel, which could severely disrupt our business and prospects. Furthermore, we do not have property insurance and as such we are exposed to risks associated with losses in values of our equipment, facilities and inventory due to fire, earthquake, flood and a wide range of natural disasters. We do not have personal injury insurance and accidental medical care insurance. Although we require that the third-party transportation companies we engage maintain insurance policies with respect to inland transit risks for our products, the coverage may be inadequate to protect us from potential claims against us and the losses that may result.

Our failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

We are required by PRC laws and regulations to contribute towards various government sponsored employee benefit plans, including housing, pension, work-related injury benefits, maternity insurance, medical and unemployment benefit plans, in amounts equal to pre-determined percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government where we operate our businesses from time to time. Our total contribution for such employee benefits as required by applicable PRC regulations amounted to RMB0.9 million, RMB5.2 million, RMB11.2 million (US$1.7 million) and RMB8.8 million (US$1.3 million) for 2007, 2008 and 2009 and for the first six months of 2010, respectively, which were recorded in our cost of sales, operating expenses and inventories. We failed to make these contributions in full and underpaid RMB0.8 million, RMB4.1 million, RMB7.6 million (US$1.1 million) and RMB5.5 million (US$0.8 million) in 2007, 2008 and 2009 and in the first six months of 2010, respectively. The aggregate amount due reached approximately RMB5.2 million, RMB12.8 million (US$1.9 million) and RMB19.0 million (US$2.8 million) as of December 31, 2008 and 2009 and as of June 30, 2010, respectively, which amounts were recorded as accrued expenses and other payables.

King & Wood PRC Lawyers, our PRC legal counsel, has advised us that any failure to make requisite contributions may subject us to a late fee and persons in charge may be subject to fines ranging from RMB1,000 to RMB10,000, imposed by administrative authorities or labor arbitrations and relevant employees may have the right to claim compensation from us. We do not currently have plans to settle such underpayments. Such fines or other penalties may be imposed upon us, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our articles of association contain anti-takeover provisions that could have a material and adverse effect on the rights of holders of our ordinary shares and ADSs.

We have adopted an amended and restated articles of association that will become effective immediately upon completion of this offering. Our new articles of association limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, restrictions, preferences, privileges, and payment obligations, any or all of which may be greater than the rights associated with our ordinary shares in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

If we grant employee share options, restricted shares or other share-based compensation in the future, our net income could be adversely affected.

Our shareholders adopted our 2010 equity incentive plan on August 31, 2010. We are required to account for share-based compensation in accordance with IFRS 2 Share-based Payments, which requires a company to recognize, as an expense, the fair value of share options and other share-based compensation to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. On September 30, 2010, we granted options to purchase an aggregate of 4,600,000 ordinary shares under our 2010 equity incentive plan to certain directors, officers and other employees. Consequently, we expect to start incurring share-based compensation expenses associated with these grants commencing in the quarter ending September 30, 2010. The exercise price of the options will be US$8.40, which is equal to 60% of the price to public per ADS divided by one ordinary share underlying each ADS. Based upon US$14.00 per ADS, the public offering price, we would incur share-based compensation expenses of RMB35.4 million (US$5.2 million) for the year ending December 31, 2010. We will also incur share-based compensation expenses relating to these options in future periods. In addition, if we grant options, restricted shares and other equity incentives in the future, we could incur significant compensation charges and our net income could be adversely affected.

In addition, we are required to measure the cost of share-based payments in accordance with IFRS, which accounting treatment may have a material and adverse impact on our results of operation. We recognized share-based payment expense in the amount of RMB379.5 million in 2008 as a result of the share-based compensation awards that our then-existing principal shareholder granted to three of our senior management members. We cannot assure you that we will not grant other share-based payments in the future.

Our future liquidity needs are uncertain and we may need to raise additional funds in the future and as a result you may experience dilution.

We may need to raise additional funds to expand our production capacity to meet unexpected increase in market demand or to engage in strategic acquisitions or other activities such that our expenditures exceed our current expectations. If this is the case, we will need to raise additional funds within the next 12 months. Our ability to raise additional funds in the future is subject to a variety of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for capital-raising activities by China-based companies; and

•	economic, political and other conditions in China and elsewhere.

If we need to obtain external financing, we cannot assure you that the financing will be available in amounts or on terms acceptable to us, if at all. Our future liquidity needs and other business reasons could require us to sell additional equity or debt securities or obtain bank loans. The sale of additional equity or equity-linked securities could result in additional dilution to our shareholders and a decrease in the price of our ADSs. The incurrence of additional debt would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to distribute dividends.

We will incur increased costs as a result of being a public company.

As a public company, we will incur significantly more legal, accounting and other expenses than we did as a private company. In addition, the Sarbanes-Oxley Act, as well as new rules subsequently implemented by the Securities and Exchange Commission, or the SEC, and the NYSE, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Risks Relating to Our Industry

Uncertainties and adverse changes in government initiatives and policies that affect the alternative energy industry in general and the wind power industry in particular may have an adverse effect on our business and results of operations.

We believe government initiatives, incentives and other favorable policies have been one of the major growth drivers for the alternative energy industry in general and the wind power industry in particular. The alternative energy industry faces intense competition from conventional energy technologies. Due to the relatively high generation costs compared to most other energy sources, alternative energy industries, including the wind power industry, are generally not competitive without government incentive programs. There can be no assurance, however, that government support will continue at the same present level or at all. Any decrease or elimination of government incentives currently available to industry participants may result in increasing operating costs incurred by our current customers or discourage our potential customers from investing in our products and services. Most of our customers are highly dependent on the government initiatives, incentives or other favorable policies to support their operation at a relatively acceptable cost level. These initiatives, incentives and policies include preferential tax treatment, government spending, government financial funds and grants, government incentives for the electricity industry or preferential tariffs on power generated from wind power. For example, China’s long-term renewable energy policy has been shaped by the government’s central planning agency, the NDRC. In August 2007, the NDRC issued the Medium and Long-term Development Plan for Renewable Energy, or the NDRC Plan, which describes the national government’s financial incentives for the renewable energy industry for the multi-year period ending 2020, with an estimated required investment amount of approximately RMB2,000 billion. The NDRC Plan also calls for increasing the electricity generated from non-hydro renewables in areas covered by major grids to reach 1% of the overall electricity supply by 2010 and 3% by 2020.

Some of our customers have enjoyed commercial benefits based on certain international arrangements aiming at global environment protection. For example, pursuant to the Kyoto Protocol, a protocol to the United Nations Framework Convention on Climate Change, which became effective on March 21, 1994 and ratified by the PRC government in August 2002, some of our customers generate incomes from selling emission reduction credits generated from their clean development mechanism projects by using alternative energies as certified under the Kyoto Protocol. If the Kyoto Protocol is not renewed prior to its expiration on December 31, 2012, or if the PRC government discontinues its support for these arrangements, the viability of alternative energy projects may be adversely affected. Therefore, any uncertainties and adverse changes in government initiatives, incentives or policies will materially and adversely affect the investment plans of our customers and consequently our growth.

Uncertainties and adverse changes in government policies relating to the wind power equipment industry may have an adverse impact on us.

Wind turbine manufactures have benefited from various policies that promote and encourage renewable energies consumption, such as Renewable Energy Law, Relevant Provisions for the Administration of the Generation of Electricity by Renewable Energy, the NDRC Plan, and Guidance Catalog for the Development of Renewable Energy Industry. Adverse changes in government policies will affect our competitiveness and may have a material and adverse effect on our business and results of operations. Under the NDRC Opinions issued in September 2009, which aim to curb the overheated development and investment in industrial sectors, including steel, concrete, polysilicon and wind power equipment, existing wind turbine manufacturers are expected to be required to comply with more stringent product quality standards and higher research and development requirements. In addition, no new wind turbine manufacturing companies will be approved and future government support will be primarily focused on wind turbines for offshore applications and wind turbines with a rated power capacity exceeding 2.5MW. As the detailed guidelines or rules for approval criteria or timeline under the NDRC Opinions have not yet all been promulgated, it is currently unclear as to what higher product quality standards, more stringent research and development requirements or production capacity must be met by existing wind turbine manufacturers and how long it will take to approve the establishment or expansion of wind turbine manufacturing projects. We cannot assure you that our current operation and future expansion will not be materially and adversely affected by the NDRC Opinions. Other unfavorable changes in governmental policies may adversely affect our business prospect. For instance, competition from overseas manufacturers may increase upon the cancellation of a NDRC requirement announced in November 2009 which was in favor of domestic wind power equipment manufactures, requiring that at least 70% of all equipment used in a single wind farm project must be manufactured domestically. We cannot assure you that there will not be any further changes in government policies, promoting other alternative energy industries or providing incentives exclusively to our competitors, which may adversely affect our business prospects.

Wind power may not be considered as a viable base load source of electricity, therefore its contribution to overall electricity generation might be limited; as a result, our future growth prospects may be adversely affected due to the gradually competitive wind power generation market.

We cannot assure you that wind power will be a viable base load source of electricity due to the limited and unsophisticated technologies currently available. This means that while demand for wind energy is expected to increase, it may be unlikely that wind power will be considered a large-scale substitute for conventional energy sources such as nuclear or fossil-fuel generated power and for alternative energy from more reliable sources, such as hydropower or solar power. Our future growth prospects may be adversely affected due to the gradually competitive market. Any decrease in the price of the conventional fuels resulting from the exploitation of new energy sources or discovery of large deposits of oil, gas or coal may enhance the price competitiveness of electricity generated from those conventional sources, which in turn will have an adverse impact on the demand for electricity generated from wind power. Additionally, there is a risk that innovative technologies could lead to other and more cost competitive alternatives, thereby taking market share away from wind technology. Wind power has inherent disadvantages. For instance, the voltage and frequency of the wind power generated electricity are typically unstable as a result of wind conditions. In addition, wind turbines only generate electricity under pre-determined weather conditions and wind patterns, which further adds volatility of the electricity generated. Special technologies have been employed to adjust and stabilize the electricity generated before it is transmitted onto local power grids. Improved pitch control system, a control system that regulates the rotor blades pitch angle in order to control the speed of rotation and prevents the rotor blades from rotating when the wind speed is outside of a predetermined range, generator and rotor blades design are also believed to enable the wind turbines to generate electricity under a broader range of conditions. However, we cannot assure you that advanced wind technologies would be available in the near future and wind power can remain a competitive alternative energy source. Although the demand for wind power is expected to rise steadily, developments or innovations in other such sectors may adversely affect the future growth prospects of the wind power industry in general, which in turn, will materially and adversely affect the demand of our products.

Our customers rely substantially on grid companies to purchase electricity, provide grid connection and provide electricity transmission and dispatch services. If these wind farm operators are unable to sell the electricity they generate or to establish grid connections efficiently, demands for our wind turbines may decrease and our business may be adversely affected.

According to the Renewable Energy Law and its implementing rules, grid companies generally must purchase all electricity generated by renewable energy producers within their grids. The electricity sales of the wind farms highly benefit from the mandatory purchase obligations of grid companies imposed by the Renewable Energy Law. However, we cannot assure you that such favorable statutory requirements will not be changed or eliminated in the future due to policy changes at the national or local level in the PRC, or that the wind energy or other renewable energy sectors will not mature to reach a level playing ground to compete with coal power. Furthermore, as the statutory purchase obligation is a relatively new concept in the PRC law, changes to or uncertainties of the methods by which the local governments choose to implement this requirement on grid companies may also negatively impact the statutory support from which we currently benefit. Any adverse change or elimination of the statutory purchase obligations or other relevant support measures may materially and adversely affect the sales of electricity generated from the wind farms operated by our customers, which in turn may decrease the demand for our products.

According to the Renewable Energy Law and its implementing rules, grid companies generally must provide grid connection services to renewable energy producers within their grids. However, some of the wind farms owned by our customers are located in remote areas where the grids may not be able to accept all the electricity that the wind farms generate when operating at full capacity. The wind farm operators typically rely on local grid companies to construct and maintain the infrastructure and provide the electricity transmission and dispatch services necessary to connect to the grids, and we cannot assure you that the local grid companies will do so in a timely manner, or at all.

Moreover, the transmission and dispatch of the full output of the wind farms may be curtailed as a result of various grid constraints, such as grid congestion, restrictions on transmission capacity of the grid and restrictions on electricity dispatch during certain periods. Electricity transmission lines may experience unplanned outages due to system failures, accidents and severe weather conditions, or planned outages due to repair and maintenance, construction work and other reasons beyond our control. As electricity generated from the wind farms is not stored and must be transmitted or used once it is generated, some of the wind turbines of a wind farm may be turned off during such period when electricity is unable to be transmitted due to grid congestion or other grid constraints. Such events could reduce the actual net power generation of the wind farms. In addition, a number of other factors may further decrease electricity output, including wind speed or wind direction or other severe weather condition. As a result, our wind farm operator customers may experience significant financial losses from the inefficient electricity outputs, which may in turn cause the decrease in the demand for our products and our business and financial condition will be adversely affected.

Risks Relating to Doing Business in China

Adverse changes in political and economic policies of the PRC government could have a material and adverse effect on the overall economic growth of China, which could reduce the demand for our services and materially and adversely affect our competitive position.

We conduct substantially all of our business and have historically derived all of our revenues in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

•	the degree of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange;

•	access to financing; and

•	the allocation of resources.

While the Chinese economy has experienced significant growth in the past 30 years, growth has been uneven, both geographically and among various sectors of the economy. The Chinese economy has also experienced certain adverse effects due to the recent global financial crisis. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. For example, our operating results and financial condition may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us, and by government policies or guidance aimed at curtailing the perceived over-capacity of certain industry sectors, such as steel, concrete, polysilicon and wind power equipment. See “Regulation—Laws and Regulations Promoting the Development of the Renewable Energy Industry—Other Wind Power Electricity Industry Regulations.” The Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, which could in turn reduce the demand for our products and services and materially and adversely affect our operating results and financial condition.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the Chinese government. The continued control of these assets and other aspects of the national economy by the Chinese government could materially and adversely affect our business.

The Chinese government also exercises significant control over Chinese economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

Any adverse change in the economic conditions or government policies in China could have a material and adverse effect on overall economic growth and the level of investments in renewable energy industries in China, which in turn could lead to a reduction in demand for our products and consequently have a material and adverse effect on our businesses.

Uncertainties with respect to the PRC legal system could limit the protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike in common law systems, prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. We conduct all of our business through our consolidated entities established in China. These entities are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to Sino-foreign joint ventures. However, since many laws, rules and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. For example, we may have to resort to administrative and court proceedings to enforce the legal protections that we enjoy either by law or contract.

However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of PRC administrative and court proceedings and the level of legal protection we enjoy in China than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into with our business partners, our customers, and suppliers for raw materials and components. Currently, all governmental approvals relating to our operations and production capacity expansion plans have been issued by the relevant competent local government authorities. However, if a central government agency requires us to obtain its approval and if we fail to obtain such approval in a timely manner, or at all, we may be subject to the imposition of fines against us, or the suspension or cessation of our production capacity expansion plans. In addition, under the NDRC Opinions, we will need to seek pre-approval from the NDRC if we plan to further expand our production capacity. In general, the government authorities would take more stringent scrutiny in approving production capacity expansion projects. As the detailed guidelines for approval criteria or timeline under these measures have not yet all been promulgated, we cannot assure you that we will obtain the required approval from the NDRC in time or at all if we plan to further expand our production capacity.

In addition, such uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business and operations. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the alternative energy industry or the wind power equipment industry in China, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

We rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We conduct all of our business through our subsidiaries established in China. We rely on dividends paid by these subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in China is subject to limitations. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Each of our PRC subsidiaries that is a domestic company is also required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserves reach 50.0% of its respective registered capital. As of June 30, 2010, the accumulated profits of our PRC subsidiaries, on a consolidated basis under PRC accounting standards, that were unrestricted and were available for distribution amounted to RMB317.0 million (US$46.7 million). Our restricted reserves are not distributable as cash dividends. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability, limit our ability to inject capital into our consolidated PRC entities, limit the ability of our consolidated PRC entities to distribute profits to us, or otherwise adversely affect us.

The PRC State Administration of Foreign Exchange, or SAFE, issued a public notice in October 2005, or the SAFE notice, requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an “offshore special purpose company.” PRC residents that are shareholders of offshore special purpose companies established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006. Further, PRC residents are required to file amendments to their registrations with the local SAFE branch if their special purpose companies undergo material events involving changes in capital, such as changes in share capital, mergers and acquisitions, share transfers or exchanges, spin-off transactions or long-term equity or debt investments. Mr. Chuanwei Zhang, Mr. Xian Wang and Mr. Song Wang, each a PRC resident, collectively beneficially own 30.92% of our equity interests. We are advised that they have completed their registration with local SAFE branch as required under the SAFE notice in connection with their initial acquisition of their beneficial interests in offshore special purpose companies. We are also advised that they are currently in the process of amending the registration in connection with the transfers of their equity interests in such offshore special purpose vehicles for beneficial ownership in us. See “Our Corporate Structure and History—Our History.” These applications have not been approved and we cannot assure you when these applications will be approved, if at all. The failure of these beneficial owners to timely amend their SAFE registrations pursuant to the SAFE notice or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE notice may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into our consolidated PRC entities, limit our consolidated PRC entities’ ability to distribute dividends to us or the offshore entities set up by our beneficial owners or otherwise materially and adversely affect our business.

Failure to comply with PRC regulations regarding the registration requirements for employee equity incentive plans may subject our PRC citizen employees or us to fines and other legal or administrative sanctions.

On March 28, 2007, the SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Share Option Plan of Overseas-Listed Company, or the Share Option Rule. Under the Share Option Rule, PRC citizens who are granted share options or other employee equity incentive awards by an overseas publicly-listed company are required, through a PRC agent who may be a PRC subsidiary of such overseas publicly-listed company, to register with the SAFE and complete certain other procedures related to the share options or other employee equity incentive plans. We and our PRC citizen employees who are granted share options or other equity incentive awards under our 2010 equity incentive plan, or PRC optionees, will be subject to the Share Option Rule once our company becomes an overseas publicly-listed company. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions.

The enforcement of new labor contract law and its implementation rules and increase in labor costs in the PRC may adversely affect our business and our profitability.

China adopted the PRC Employment Contract Law, or the new Labor Contract Law, effective January 1, 2008 and the implementation rules effective September 18, 2008. The new Labor Contract Law and its implementation rules impose more stringent obligations on employers for, among others, entering into written employment contracts, hiring temporary employees, dismissing employees, setting compensations for dismissal and protecting certain sick or disabled employees from dismissal and setting forth detailed requirements relating to the contents of the employment contracts. The implementation of the new Labor Contract Law may increase our operating expenses, in particular our personnel expenses, as the continued success of our business depends significantly on our ability to attract and retain qualified personnel. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the new Labor Contract Law may also limit our ability to effect those changes in a manner that we believe to be cost-effective or desirable, which could adversely affect our business and results of operations.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds we receive from this offering to make loans or additional capital contributions to our PRC operating subsidiaries.

In utilizing the proceeds we receive from this offering in the manner described in “Use of Proceeds,” as an offshore holding company with PRC subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries.

Any loans to our PRC subsidiaries are subject to PRC regulations and approvals. For example, loans to our PRC subsidiary Guangdong Mingyang, which is a foreign-invested enterprise, to finance its activities cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange in China, or SAFE, or its local counterpart. Loans by us to domestic PRC enterprises must be approved by the relevant government authorities and must also be registered with the SAFE or its local counterpart.

Any capital contributions to our PRC subsidiaries must be approved by the Ministry of Commerce in China or its local counterpart. On August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The notice requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless specifically provided for otherwise. In addition, SAFE strengthened its oversight over the flow and use of Renminbi funds converted from the foreign currency-denominated capital of a foreign-invested company. The use of such Renminbi may not be changed without approval from SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used. Violations of Circular 142 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Rules.

We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to our future loans or capital contributions to our direct or indirect subsidiaries. If we fail to receive such registrations or approvals, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and ability to fund and expand our business.

Any requirement to obtain prior approval from the China Securities Regulatory Commission, or the CSRC, could delay this offering and a failure to obtain this approval, if required, could have a material and adverse effect on our business, operating results, reputation and trading price of our ADSs.

On August 8, 2006, six PRC regulatory agencies, namely, the Ministry of Commerce, the State Assets Supervision and Administration Commission, or SASAC, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the 2006 M&A Rule, which became effective on September 8, 2006. The 2006 M&A Rule purports, among other things, to require offshore special purpose vehicles, or SPVs, formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. While the application of the 2006 M&A Rule remains unclear, we believe, based on the advice of our PRC counsel, King & Wood PRC Lawyers, that CSRC approval is not required in the context of this offering as, among other reasons, we are not considered a special purpose vehicle formed or controlled by PRC companies or PRC individuals. However, we cannot assure you that the relevant PRC government agency, including the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory body subsequently determines that we need to obtain the CSRC’s approval for this offering, we may face regulatory actions or other sanctions by the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, or take other actions that could have a material and adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that such settlement and delivery may not occur.

We cannot predict when the CSRC will promulgate additional rules or other guidance, if at all. If implementing rules or guidance is issued prior to the completion of this offering, and, consequently, we conclude that we are required to obtain CSRC approval, this offering will be delayed until we obtain CSRC approval, which may take several months or longer. Moreover, implementing rules or guidance, to the extent issued, may fail to resolve current ambiguities under the 2006 M&A Rule. Uncertainties or negative publicity regarding the 2006 M&A Rule also could have a material and adverse effect on the trading price of our ADSs.

The 2006 M&A Rule establishes more complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The 2006 M&A Rule establishes additional procedures and requirements that could make some acquisitions of PRC companies by foreign entities, such as our company, more time-consuming and complex, including requirements in some instances that the approval of the Ministry of Commerce shall be required for transactions involving the shares of an offshore listed company being used as the acquisition consideration by foreign entities, including Sino-foreign joint ventures. In the future, we may grow our business in part by acquiring complementary businesses. Complying with the requirements of the 2006 M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Fluctuation in the value of the Renminbi may have a material and adverse effect on your investment.

The change in value of the Renminbi against the U.S. dollar is affected by, among other things, changes in PRC’s political and economic conditions. From 1995 until July 2005, the People’s Bank of China intervened in the foreign exchange market to maintain an exchange rate of approximately RMB8.3 per U.S. dollar. On July 21,

2005, the PRC government changed this policy and began allowing modest appreciation of the Renminbi versus the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.5% against the U.S. dollar over the following three years. As a consequence, the Renminbi has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. It is difficult to predict how long the current situation may last and when and how it may change again. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from this initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive all our revenues in Renminbi. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency-denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also, at its discretion, restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Our China-sourced income is subject to PRC withholding tax under the new Enterprise Income Tax Law of the PRC, and we may be subject to PRC enterprise income tax at the rate of 25% when more detailed rules or precedents are promulgated.

We are a Cayman Islands holding company with substantially all of our operations conducted through our operating subsidiaries in China. Under the new PRC Enterprise Income Tax Law, or the new EIT Law, and its implementation rules, both of which became effective on January 1, 2008, China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent, is generally subject to a 10% withholding tax. Under an arrangement between China and the Hong Kong Special Administrative Region, which became effective on January 1, 2007, such dividend withholding tax rate is reduced to 5% for dividends paid by a PRC company to a Hong Kong resident enterprise if such Hong Kong entity owns at least 25% of the equity interest of the PRC company. As such, dividends paid to us by our PRC subsidiaries through our Hong Kong subsidiaries may be subject to a reduced withholding tax at a rate of 5% under this arrangement, provided that our Hong Kong subsidiaries are deemed as “beneficial owners” of such income, and provided further that neither our company nor our Hong Kong subsidiaries are deemed to be PRC tax resident enterprises as described below. However, pursuant to the Notice on Interpretation and Determination of “beneficial owner” under tax treaties, or Circular 601, “beneficial owner” should carry out substantial business activities and own or have control over the income, rights or assets which give rise to such income. Specifically, agents and conduit companies will not be regarded as the “beneficial owner” of such income. If our Hong Kong subsidiaries are not deemed beneficial owner under Circular 601, they may not be able to enjoy the 5% preferential tax treatment and as a result the dividends distributed by our PRC subsidiaries through these Hong Kong subsidiaries will be adversely affected. Circular 601 further lists several factors that would be more unlikely for relevant authorities to identify a company to be a beneficial owner of certain specific income, including (i) the company is obligated to pay or distribute all or substantial part of the income to a third country resident in a prescribed time period, (ii) the company does not or barely engages in other operating activities other than holding the assets or interests from which the income derives, (iii) the assets, business size and employees of the company are relatively limited and could not reasonably match the income, (iv) the company has no or little control over the assets or interests from which the income derives and bears no or little risks, (v) certain income are non-taxable or exempted from tax in the other contracting country, or the tax rate is extremely low, if any, (vi) apart from the loan agreement under which the interest payment is provided, there is other loan or deposit agreements between the lender and a third party with similarity terms of amount, interest rate and execution date, and (vii) apart from the transfer agreement of copy right, patent or technology under which the license fee is provided, there is other transfer agreement relating to the use right or ownership to the copy right, patent or technology between the company to a third party.

The new EIT Law, however, also provides that enterprises established outside China whose “de facto management bodies” are located in China are considered “tax resident enterprises” and will generally be subject to the uniform 25% enterprise income tax rate as to their global income. Under the implementation rules, “de facto management bodies” are defined as the bodies that have, in substance, overall management control over such aspects as the production and business, personnel, accounts and properties of an enterprise. In April 2009, the PRC tax authority promulgated the Notice on Determination of Tax Resident Enterprises of Chinese-controlled Offshore Incorporated Enterprises in accordance with Their De Facto Management Bodies, or Circular 82, to clarify the criteria for determining whether the “de facto management bodies” are located within the PRC for enterprises incorporated overseas with controlling shareholders being PRC enterprises. However, Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by offshore individuals, like us. As all of the our operational management is currently based in the PRC, and we expect them to continue to be located in China, our Company may be deemed a PRC resident enterprise and therefore subject to the PRC enterprise income tax at a rate of 25% on our worldwide income, which excludes the dividends received directly from another PRC resident enterprise. Due to the lack of clear guidance on the criteria pursuant to which the PRC tax authorities will determine our tax residency under the new EIT Law, it remains unclear whether the PRC tax authorities will treat us as a PRC resident enterprise. Therefore, we are unable to confirm whether we are subject to the tax applicable to resident enterprises or non-resident enterprises under the new EIT Law. Furthermore, in connection with the new EIT Law and Tax Implementation Regulations, the Ministry of Finance and State Administration of Taxation jointly issued, on April 30, 2009, the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59, which became effective retrospectively on January 1, 2008. In 2009 and 2010, in preparation for this offering, we and our subsidiaries underwent certain reorganizations as described in “Our Corporate Structure and History—Our History.” As Circular 59 has only recently been promulgated, it is uncertain to us as to how it will be implemented and the respective tax base and the tax exposure cannot be determined reliably at this stage. In case we are required to pay the income tax on capital gains by the relevant PRC tax authorities, our financial conditions and results of operations could be adversely affected.

Dividends payable by us to our foreign investors and gain on the sale of our shares may become subject to taxes under PRC tax laws.

Under the new EIT law and its implementation rules, to the extent that we are considered a “resident enterprise” which is “domiciled” in China, PRC income tax at the rate of 10% is applicable to dividends payable by us to investors that are “non-resident enterprises” so long as such “non-resident enterprise” investors do not have an establishment or place of business in China or, despite the existence of such establishment or place of business in China, the relevant income is not effectively connected with such establishment or place of business in China. Similarly, any gain realized on the transfer of our shares or ADSs by such investors is also subject to a 10% PRC income tax if such gain is regarded as income derived from sources within China and we are considered a “resident enterprise” which is domiciled in China for tax purposes. Additionally, there is a possibility that the relevant PRC tax authorities may take the view that our purpose is that of a holding company, and the capital gain derived by our overseas shareholders or ADS holders from the share transfer would be deemed China-sourced income, in which case such capital gain may be subject to PRC withholding tax at the rate of up to 10%. If we are required under the new EIT law to withhold PRC income tax on our dividends payable to our foreign shareholders and ADS holders who are “non-resident enterprises”, or if you are required to pay PRC income tax on the transfer of our shares or ADSs under the circumstances mentioned above, the value of your investment in our shares or ADSs may be materially and adversely affected. It is unclear whether, if we are considered a PRC “resident enterprise,” holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

The strengthened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on our acquisition strategy.

In connection with the new EIT Law, the Ministry of Finance and State Administration of Taxation jointly issued, on April 30, 2009, the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the State Administration of Taxation issued the Notice on Strengthening the Management on Enterprise Income Tax for Non-resident Enterprises Equity Transfer, or Circular 698. Both Circular 59 and Circular 698 became effective retrospectively on January 1, 2008. By promulgating and implementing these circulars, the PRC tax authorities have strengthened their scrutiny over the direct or indirect transfer of equity interest in a PRC resident enterprise by a non-resident enterprise. For example, Circular 698 specifies that the PRC State Administration of Taxation is entitled to redefine the nature of an equity transfer where offshore vehicles are interposed by abusing corporate structures for tax-avoidance purposes and without reasonable commercial intention. We consistently pursue acquisitions as one of our growth strategies, and have conducted and may conduct acquisitions involving complex corporate structures. For the details, see “Our Corporate Structure and History.” We cannot be assured that the PRC tax authorities will not, at their discretion, adjust the capital gains thus causing us to incur additional acquisition costs.

Any future outbreak of H1N1 influenza, also known as swine flu, avian influenza or severe acute respiratory syndrome in China, or similar adverse public health developments, may severely disrupt our business and operations.

In May and June 2009, occurrences of H1N1 influenza were reported in Hong Kong and other parts of China. Since 2005, there have been reports on the occurrences of avian influenza in various parts of China, including a few confirmed human cases that resulted in fatalities. In addition, from December 2002 to June 2003, China and other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. On July 5, 2003, the World Health Organization declared that the SARS outbreak had been contained. Since September 2003, however, a number of isolated new cases of SARS have been reported, most recently in central China in April 2004. During May and June of 2003, many businesses in China were temporarily closed by the PRC government to prevent transmission of SARS. Any prolonged recurrence of H1N1 or avian influenza, SARS or other adverse public health developments in China could require the temporary closure of our facilities. Such closures could severely disrupt our production and business operations and materially and adversely affect our results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of H1N1 influenza, avian influenza, SARS or any other epidemic.

Risks Relating to Our ADSs and This Offering

There has been no public market for our ordinary shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our ordinary shares or ADSs. We have received approval for listing the ADSs on the NYSE. Our ordinary shares will not be listed on any other exchange or quoted for trading on any over-the-counter trading system.

The initial public offering price for our ADSs will be determined by negotiations between us and the underwriters and may bear no relationship to the market price for our ADSs after this initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

The market price for our ADSs may be volatile which could result in substantial loss to you.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors, including the following:

•	announcements of competitive developments;

•	regulatory developments in China affecting us, our clients or our competitors;

•	announcements regarding litigation or administrative proceedings involving us;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	additions or departures of our executive officers;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived sales of additional ordinary shares or ADSs.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. For example, since August 2008, multiple exchanges in the United States and other countries and regions, including China, experienced sharp declines in response to the growing credit market crisis and the recession in the United States. Prolonged global capital markets volatility may affect overall investor sentiment towards our ADSs, which would also negatively affect the trading prices for our ADSs.

Since the initial public offering price is substantially higher than our net tangible book value per share, you will incur immediate and substantial dilution.

If you purchase our ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$10.45 per ADS (assuming no exercise by the underwriters of their option to purchase additional ADSs), representing the difference between our net tangible book value per ADS as of June 30, 2010, after giving effect to this offering at the price to public of US$14.00 per ADS. In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of share options. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon completion of this offering.

Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have 125,000,000 ordinary shares outstanding, including 25,000,000 ordinary shares represented by 25,000,000 ADSs. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding after this offering will be available for sale upon the expiration of certain lock-up arrangements entered into among us, the underwriters and other shareholders as further described under “Underwriting” and “Shares Eligible for Future Sale.” In addition, ordinary shares that certain option holders will receive when they exercise their share options will not be available for sale until the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

Our controlling shareholders have substantial influence over our company and their interests may not be aligned with your interests.

As of the date of this prospectus, Mr. Chuanwei Zhang, our founder, chairman and chief executive officer, beneficially owns approximately 28.73% of our outstanding ordinary shares. Clarity China Partners, L.P., Clarity MY Co-Invest, L.P. and Clarity China Partners (AI), L.P., or Clarity Investors, collectively, beneficially own approximately 16.47% of our outstanding ordinary shares. China Opportunity S.A. SICAR beneficially owns approximately 13.30% and ICBC International Investment Management Limited beneficially owns approximately 10.99% of our outstanding ordinary shares, respectively. Upon completion of this offering, approximately 22.99%, 13.17%, 10.64% and 8.79% of our outstanding ordinary shares will be beneficially held by Mr. Zhang, Clarity Investors, China Opportunity S.A. SICAR and ICBC International Investment Management Limited, respectively, assuming no exercise of the underwriters’ option to purchase additional ADSs. As such, they have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs in this offering. Moreover, this concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs.

In addition, Mr. Zhang may have potential conflicts of interest with us arising from his ownership interests in Mingyang Electrical and Mingyang Electrical’s immediate holding company, Mingyang Electrical Appliances, which is majority-owned by Mr. Zhang. As a result, the interests of Mr. Zhang as a controlling shareholder of these entities and the interests of our company may conflict. We cannot assure you that if conflicts of interest arise, Mr. Zhang will act in the best interests of our company or that any conflict of interest will be resolved in our favor.

We are exempt from some of the corporate governance requirements of the NYSE.

As a foreign private issuer, we are exempt from some of the corporate governance requirements of the NYSE by virtue of being a foreign private issuer. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practice required to be followed by U.S. domestic companies under the NYSE rules. The standards applicable to us are considerably different than the standards applied to U.S. domestic issuers. For instance, we are not required to:

•	have a majority of the board be independent (other than due to the requirements for the audit committee under the Securities Exchange Act of 1934, as amended, or the Exchange Act);

•	have a minimum of three members on our audit committee;

•	have a compensation committee, a nominating or corporate governance committee;

•	provide an annual certification by our chief executive officer that he or she is not aware of any non-compliance with any corporate governance rules of the NYSE;

•	have regularly scheduled executive sessions with only non-management directors; or

•	have at least one executive session of solely independent directors each year.

We intend to rely on some or all of these exemptions. As a result, you are not provided with the benefits of certain corporate governance requirements of the NYSE.

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings if you do not vote, unless:

•	we have failed to timely provide the depositary with our notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting; or

•	a matter to be voted on at the meeting would have an adverse impact on shareholders.

The effect of this discretionary proxy is that you cannot prevent our ordinary shares underlying your ADSs from being voted, absent the situations described above, and it may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise their rights.

Holders of our ADSs do not have the same rights as our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under our amended and restated memorandum and articles of association, to be effective immediately upon the commencement of trading of our ADSs on the NYSE, the minimum notice period required to convene a general meeting is 21 days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you request. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

You may not receive distributions on our ordinary shares or any value for them if such distribution is illegal or if any required government approval cannot be obtained in order to make such distribution available to you.

Although we do not expect to pay dividends in the foreseeable future, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses and any applicable taxes and government charges. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities whose offering would require registration under the Securities Act but not so properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not reasonably practicable to distribute certain property. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under the U.S. securities laws any offering of ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless either both the rights and any related securities are registered under the Securities Act, or the distribution of them to ADS holders is exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. If the depository does not distribute the rights, it may, under the deposit agreement, either sell them, if possible, or allow them to lapse. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

We are a Cayman Islands company, and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law, you may have less protection than if you were a shareholder of a United States corporation.

Our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Companies Law (as amended) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some states in the United States, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. Furthermore, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. As a result, our public shareholders may have more difficulties in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a United States public company.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that relate to our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Our Industry” and “Our Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. You should not place undue reliance on these forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our expectations regarding the worldwide demand for electricity and the market for wind power energy;

•	our expectations regarding policies and regulations supporting the alternative energy industry and the wind power industry in China and elsewhere;

•	our future business development, financial condition and results of operations;

•	our goals and growth strategies, including our ability to expand our manufacturing and research and development facilities and capabilities;

•	our ability to attract additional orders from existing and potential customers;

•	our expectations regarding revenue growth, our ability to achieve or maintain or increase profitability and our production volumes;

•	our ability to establish strategic relationships with industry-leading research and development institutes;

•	our ability to secure sufficient funds to meet our cash needs for our future operation and capacity expansion;

•	fluctuations in general economic and business conditions.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events, unless we are required by applicable securities laws and rules to do so. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, with the understanding that our actual future results may be materially different from what we expect.

This prospectus also contains data related to the wind power equipment industry in China and worldwide, and we have derived such data from (i) Detailed Introduction of Chinese Wind Power Sector and Wind Turbine Manufacturers, prepared by BTM and commissioned by us in April 2010, (ii) International Wind Energy Development—World Market Update 2009, published by BTM in March 2010, (iii) Due Diligence Key Finding Report for Guangdong Mingyang Wind Power Industry Group Co., Ltd., prepared by Black & Veatch and commissioned by us in May 2010, or the Black & Veatch report, (iv) World Energy Outlook 2009 issued by International Energy Agency in 2010, (v) Report on Installed Capacity in China 2009 issued by China Wind Energy Association in 2010, and other publicly available data as indicated elsewhere in this prospectus. These market data include projections that are based on a number of assumptions that are inherently uncertain.

There is limited data in China on China’s wind power equipment industry and the wind turbine market. The wind power equipment industry and the wind turbine market in China and globally may not grow at the rates projected by the market data, if at all. The failure of the wind power equipment industry and the wind turbine market in China and globally to grow at the projected rates may have a material and adverse effect on our business, financial condition, results of operations and the market price of our ADSs.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, of approximately US$318.4 million, or approximately US$367.2 million if the underwriters exercise their over-allotment option in full, in each case, at the price to public of US$14.00 per ADS.

We intend to use the net proceeds we receive from this offering for the following purposes:

•	approximately US$230 million for the expansion of our production capacity and value chain including:

•	approximately US$100 million for building our manufacturing facilities for wind turbines and key components;

•	approximately US$20 million for purchasing manufacturing equipment; and

•	approximately US$110 million for potential acquisitions of, or investments in, components suppliers, although we are not currently negotiating for any such acquisitions or investments; and

•	approximately US$80 million for research and development, including:

•

approximately US$65 million for the development of wind turbine technologies, including large multi-megawatt wind turbines and SCD wind turbines, as well as the development of our solar-wind hybrid systems; and

•	approximately US$15 million for the construction of our Guangdong Mingyang Wind Power Technology Research Institute and other research platforms.

We may use the remaining portion of the net proceeds we receive from this offering for working capital and general corporate purposes.

To the extent any net proceeds from this offering allocated to capital expenditures are not sufficient, we intend to use cash from operations and available lines of credit to fund the balance of our planned capital expenditures.

The foregoing use and allocation of our net proceeds from this offering represents our current intentions based upon our present plans and business condition. The amounts and timing of any expenditure will vary depending on the amount of cash generated by our operations, competitive developments and the rate of growth, if any, of our business. Accordingly, our management will have significant flexibility and discretion to apply the net proceeds we will receive from this offering. Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds for different purposes. Pending their use, we intend to place our net proceeds in short-term bank deposits.

In utilizing the proceeds from this offering we are permitted, under PRC laws and regulations as an offshore holding company, to provide funding to our consolidated PRC entities only through loans or capital contributions and to other entities only through loans. Subject to satisfaction of applicable government registrations or approvals, we may extend inter-company loans or make additional capital contributions to our consolidated PRC entities to fund their capital expenditures or working capital requirements. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds we receive from this offering to make loans or additional capital contributions to our PRC operating subsidiaries.”

DIVIDEND POLICY

Since our incorporation, we have never declared or paid any dividends, nor do we have any present intention to pay any cash dividends on our ordinary shares for the foreseeable future. We currently intend to retain all of our available funds and any future earnings to operate and expand our business.

Our board of directors has complete discretion on whether to pay dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, shareholders’ interests and any other factors our board of directors may deem relevant.

We are a holding company incorporated in the Cayman Islands. Our ability to pay dividends depends on the ability of our subsidiaries to pay dividends to us. In particular, each of our PRC subsidiaries may pay dividends only out of any accumulated distributable profits as determined in accordance with its articles of association and the accounting standards and regulations in China. Moreover, pursuant to relevant PRC laws and regulations applicable to our PRC subsidiaries, a certain percentage of each of our PRC subsidiaries’ after-tax profits are required to be set aside in a statutory common reserve fund. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires; an annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) for our PRC subsidies, except for Guangdong Mingyang; or (ii) an appropriation of after-tax profit as decided by the board of directors of Guangdong Mingyang, a Sino-foreign joint venture; and the other fund appropriations are at our PRC subsidiaries’ discretion. Allocations to these statutory reserves may only be used for specific purposes and are not distributable to us in the form of loans, advances or cash dividends. See “Regulation—Dividend Distribution.” Furthermore, if any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us.

If we pay any dividends, the depositary will pay our ADS holders the dividends it receives on our ordinary shares, after deducting its fees and expenses and any applicable taxes and government charges, as provided in the deposit agreement. See “Description of American Depositary Shares.” Cash dividends, if any, on our ordinary shares will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2010:

•	on an actual basis; and

•

on an as adjusted basis to reflect the issuance and sale of 25,000,000 ordinary shares in the form of ADSs by us in this offering at the price to public of US$14.00 per ADS, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

As of the date of this prospectus, there has been no material change to our capitalization as set forth below. You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and “Selected Consolidated Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2010
	Actual		As Adjusted
	RMB	US$	RMB	US$
	(unaudited)
	(in thousands, except share and per share date)
Total equity attributable to our company’s shareholders:
Ordinary shares, US$0.001 par value per share, 1,000,000,000 shares authorized; 100,000,000 shares issued and outstanding (actual)(1) and 125,000,000 shares issued and outstanding (as adjusted)(1)	682	101	848	125
Capital reserve	1,326,472	195,602	3,485,360	513,952
Accumulated loss	(443,684)	(65,426)	(443,684)	(65,426)

Total equity attributable to our company’s shareholders	883,470	130,277	3,042,524	448,651
Non-controlling interest	56,255	8,295	56,255	8,295

Total capitalization	939,725	138,572	3,098,779	456,946

(1)

Excludes 4,600,000 ordinary shares issuable upon the exercise of options to purchase our ordinary shares outstanding, which were granted to certain directors, officers and other employees on September 30, 2010.

DILUTION

If you invest in our ADSs, your investment will be diluted for each ADS you purchase to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial price to public per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of June 30, 2010 was approximately RMB847.7 million (US$125.0 million), or RMB8.48 (US$1.25) per ordinary share and per ADS. Net tangible book value represents the amount of our total assets minus the amount of our total liabilities and intangible assets. Dilution is determined by subtracting net tangible book value per ordinary share, from the price to public per ordinary share after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in such net tangible book value after June 30, 2010, other than to give effect to our sale of the ADSs offered in this offering at the price to public of US$14.00 per ADS, and after deduction of underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted net tangible book value as of June 30, 2010 would have increased to US$443.4 million, or US$3.55 per ordinary share and per ADS, assuming no exercise of the underwriters’ over-allotment option to purchase additional ADSs. This represents an immediate increase in net tangible book value of US$2.30 per ordinary share and per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$10.45 per ordinary share and per ADS to investors purchasing ADSs in this offering. The following table illustrates such per ordinary share and per ADS dilution:

Initial public offering price per ordinary share	US$	14.00
Net tangible book value per ordinary share as of June 30, 2010	US$	1.25
Amount of dilution in net tangible book value per ordinary share to new investors in this offering	US$	10.45
Amount of dilution in net tangible book value per ADS to new investors in this offering	US$	10.45

The following table summarizes the number of ordinary shares purchased from us as of June 30, 2010, the total consideration paid to us and the average price per ordinary share/ADS paid by existing investors and by new investors purchasing ordinary shares evidenced by ADSs in this offering at the initial public offering price of US$14.00 per ADS, after giving effect to underwriting discounts and commissions and estimated offering expenses payable by us.

	Ordinary Shares Purchased		Total Consideration			Average Price per Ordinary Share		Average Price per ADS
	Number	Percent	Amount		Percent
Existing shareholders	100,000,000	80.0%	US$	140,891,000	28.7	US$	1.41	US$	1.41
New investors	25,000,000	20.0	US$	350,000,000	71.3	US$	14.00	US$	14.00

Total	125,000,000	100.0%	US$	490,891,000	100.0%

If the underwriters exercise in full their over-allotment option to purchase additional ADSs, the dilution to new investors would be US$10.18 per ordinary share and per ADS.

As of the date of this prospectus, there are 4,600,000 ordinary shares issuable upon the exercise of outstanding share options at an exercise price of US$8.40, which is equal to 60% of the price to public per ADS, divided by one ordinary share underlying each ADS, and 400,000 additional ordinary shares available for future issuance upon the exercise of future grants under our equity incentive plan. If all of these options were exercised, the amount of dilution in net tangible book value per ordinary share and per ADS to new investors in this offering would decrease from US$10.45 to US$10.28 or, if the underwriters exercise in full their over-allotment option to purchase additional ADSs, from US$10.18 to US$10.02.

EXCHANGE RATE INFORMATION

Our business is primarily conducted in China, and we expect that all of our revenues will be denominated in Renminbi. This prospectus contains translations of Renminbi amounts into U.S. dollars at specified rates solely for your convenience. Unless otherwise noted, all translations from Renminbi amounts to U.S. dollar amounts were made at the rate of RMB6.7815 to US$1.00, the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2010. On September 24, 2010, the noon buying rate was RMB6.7035 to US$1.00.

The following table sets forth exchange rate information for the periods indicated.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010 (through September 24)	6.7035	6.8085	6.8330	6.7035
March	6.8258	6.8262	6.8270	6.8254
April	6.8247	6.8256	6.8275	6.8229
May	6.8305	6.8275	6.8310	6.8245
June	6.7815	6.8184	6.8323	6.7815
July	6.7735	6.7762	6.7807	6.7709
August	6.8069	6.7873	6.8069	6.7670
September (through September 24)	6.7035	6.7514	6.8102	6.7035

Source:	For all periods prior to January 1, 2009, the exchange rate refers to the noon buying rate as reported by the Federal Reserve Bank of New York. For periods beginning on or after January 1, 2009, the exchange rate refers to the noon buying rate as set forth in the weekly H.10 statistical release of the Federal Reserve Board.

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

In addition, all translations of Euro into U.S. dollars have been made at the noon buying rate in effect on June 30, 2010, which was Euro 1.00 to US$1.2291.

We make no representation that the Renminbi, Euro or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Euro or the Renminbi, as the case may be, at any particular rate or at all.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors; and

•	Cayman Islands companies do not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, among us, our officers, directors and shareholders, be subject to arbitration.

Substantially all of our operations are conducted in China, and substantially all of our assets are located in China. In addition, a majority of our directors and officers are nationals or residents of jurisdictions other than the United States, and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or such persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Law Debenture Corporate Services Inc. as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Maples and Calder, our counsel as to Cayman Islands law, and King & Wood PRC Lawyers, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and the PRC, respectively, would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•

entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the civil liability provision of the securities laws of the United States or any state in the United States.

Maples and Calder has further advised us that:

•

a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable with respect to taxes, fines, penalties or similar fiscal or revenue obligations and which was neither obtained in a manner nor is of a kind enforcement which is contrary to natural justice or the public policy of the Cayman Islands, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation; and

•

it is unlikely that a monetary award ordered by a U.S. court as a result of a fine or a penalty arising under the U.S. federal securities laws would be recognized as valid, or enforced, by the courts of the Cayman Islands.

King & Wood PRC Lawyers has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between the PRC and the country where the judgment is made or on reciprocity between jurisdictions, provided that the foreign judgments do not violate the basic principles of laws of the PRC or its sovereignty, security or social and public interest. China does not have any treaties or other agreements that provide for the reciprocal recognition and enforcement of foreign judgments with the United States. Accordingly, it is uncertain that a PRC court would enforce a judgment of a United States court.

OUR CORPORATE STRUCTURE AND HISTORY

The following chart sets forth our shareholding and corporate structure immediately after the completion of this offering (assuming no exercise of the underwriters’ over-allotment option):

Rich Wind Energy Three Corp. (British Virgin Islands)
15.80%
Clarity Investors (Cayman Islands)
13.17%
China Opportunity S.A. SICAR (Luxemburg)
10.64%
ICBC International Investment Management Limited (British Virgin Islands)
8.79%
First Windy Investment Corp. (British Virgin Islands)
7.18%
Other Pre-IPO Shareholders
24.42%
Public Shareholders
20.00%
China Ming Yang Wind Power Group Limited (Cayman Islands)
Ming Yang Wind Power European R&D Center ApS (Denmark)
100%
Ming Yang Wind Power USA Inc. (U.S.)
100%
100%
Rich Wind Energy Two Corp. (British Virgin Islands)
100%
Wiser Tyson Investment Corp Limited (Hong Kong)
36.52%
100%
First Base Investments Limited (Hong Kong)
27.75%
100%
Keycorp Limited (Hong Kong)
13.16%
100%
Sky Trillion Limited (British Virgin Islands)
10.88%
100%
King Venture Limited (Hong Kong)
4.89%
100%
Tech Sino Limited (Hong Kong)
3.18%
100%
Asiatech Holdings Limited (Hong Kong)
2.62%
Outside China
In China
Zhongshan Mingyang Electrical Appliance Co., Ltd.
1.0%
Guangdong Mingyang Wind Power Industry Group Co., Ltd.
100%
Jilin Mingyang Datong Wind Power Technology Co., Ltd.
60%
Jiangsu Mingyang Wind Power Technology Co., Ltd.
34.94%
Tianjin Jinneng Mingyang Wind Power Technology Co., Ltd.
100%
Tianjin Mingyang Wind Power Blade Technology Co., Ltd.
100%
Zhongshan Mingyang Wind Power Equipment Co., Ltd.
100%
Zhongshan Mingyang Wind Power Blade Technology Co., Ltd.
90%
10%
Tianjin Mingyang Wind Power Equipment Co., Ltd.

(1)

Rich Wind Energy Three Corp. holds 19,755,000 ordinary shares in our authorized share capital immediately before the completion of this offering. Rich Wind Energy Three Corp. has additional shareholder rights which will terminate upon the completion of this offering. See “—Our History—2009 and 2010 Investments and Shareholding Restructurings.”

(2)

Represents 14,160,900 ordinary shares held by Clarity China Partners, L.P., 1,863,000 ordinary shares held by Clarity MY Co-Invest, L.P. and 443,600 ordinary shares held by Clarity China Partners (AI), L.P., respectively, in our authorized share capital immediately before the completion of this offering. Clarity Investors have additional shareholder rights which will terminate upon the completion of this offering. See “—Our History—2009 and 2010 Investments and Shareholding Restructurings.”

(3)

China Opportunity S.A. SICAR holds 13,297,900 ordinary shares in our authorized share capital immediately before the completion of this offering. China Opportunity S.A. SICAR has additional shareholder rights which will terminate upon the completion of this offering. See “—Our History—2009 and 2010 Investments and Shareholding Restructurings.”

(4)

ICBC International Investment Management Limited holds 10,985,400 ordinary shares in our authorized share capital immediately before the completion of this offering. ICBC International Investment Management Limited has additional shareholder rights which will terminate upon the completion of this offering. See “—Our History—2009 and 2010 Investments and Shareholding Restructurings.”

(5)

First Windy Investment Corp. holds 8,976,300 ordinary shares in our authorized share capital immediately before the completion of this offering. First Windy Investment Corp. has additional shareholder rights which will terminate upon the completion of this offering. See “—Our History—2009 and 2010 Investments and Shareholding Restructurings.”

(6)

Represents other investors that became our shareholders before the completion of this offering, including SCGC Capital Holding Company Limited, Ironmont Investment Co., Ltd., Ace Ambition International Limited, Merrill Lynch PCG, Inc., Faith Crown Investments Limited, Mitsui & Co., Ltd., Chan Ping Che, Lead Success Group Limited, Second Windy Investment Corp., Chan Ping Yee, Best Jolly Investments Limited, Huiming Investment Co., Ltd., Sun Crown Investments Limited, Third Windy Investment Corp., Eapard Investment Management Co., Ltd., Wei Er Investment PTE. Ltd., Powerich Development Limited, Qiu Yane, Peng Kang Yi and Tung Wai Fung. None of these shareholders holds 5% or more of our outstanding share capital immediately before the completion of this offering. These shareholders in the aggregate hold 30,517,900 of our ordinary shares. Second Windy Investment Corp. and Third Windy Investment Corp. are beneficially owned by Mr. Xian Wang and Mr. Song Wang, respectively, directors and senior vice presidents of our Company. Please see “Principal Shareholders” for additional information on these shareholders.

(7)	Represents public investors that become our shareholders by purchasing our ADSs in this offering.
(8)

The remaining 40% equity interest is owned by Jiangsu Di Ao Investment Co., Ltd., an independent third party. The equity owners of Jiangsu Mingyang Wind Power Technology Co. Ltd. have identical economic and voting rights in proportion of the respective equity interest they hold.

(9)

The remaining 65.06% equity interest is owned by Tianjin Jinneng Investment Company, an independent third party. Tianjin Jinneng Mingyang Wind Power Technology Co., Ltd. leases its self-owned properties to us for our facilities. The equity owners of Tianjin Jinneng Mingyang Wind Power Technology Co. Ltd. have identical economic and voting rights in proportion of the respective equity interest they hold.

(10)	Zhongshan Mingyang Wind Power Equipment Co., Ltd. is not currently engaged in any material business operations.
(11)	Zhongshan Mingyang Electrical Appliance Co., Ltd. is wholly owned by Mr. Chuanwei Zhang, our founder, chairman and chief executive officer.

Our Corporate Structure

We conduct all of our business through our operating subsidiaries in the PRC as follows:

•	We design, manufacture, sell and service our wind turbines through Guangdong Mingyang, Jilin Mingyang and Jiangsu Mingyang Wind Power Technology Co., Ltd;

•	We develop and manufacture rotor blades at Tianjin Blade and Zhongshan Blade; and

•	We manufacture and assemble wind turbines at Tianjin Mingyang Wind Power Equipment Co., Ltd.

We own 99.00% of the equity interest in Guangdong Mingyang through several intermediate holding companies, namely:

•	First Base Investments Limited, or First Base, a wholly owned holding company incorporated in Hong Kong;

•	Keycorp Limited, or Keycorp, a wholly owned holding company incorporated in Hong Kong;

•	Sky Trillion Limited, or Sky Trillion, a wholly owned holding company incorporated in the British Virgin Islands;

•	King Venture Limited, or King Venture, a wholly owned holding company incorporated in Hong Kong;

•	Tech Sino Limited, or Tech Sino, a wholly owned holding company incorporated in Hong Kong;

•	Asiatech Holdings Limited, or Asiatech, a wholly owned holding company incorporated in Hong Kong; and

•

Rich Wind Energy Two Corp., or Rich Wind Energy Two, a wholly owned holding company incorporated in the British Virgin Islands, which indirectly holds its interest in Guangdong Mingyang through Wiser Tyson Investment Corp Limited, or Wiser Tyson, its wholly owned holding company incorporated in Hong Kong.

The remaining 1.00% is held by Zhongshan Mingyang Electrical Appliance Co., Ltd., a company incorporated under the laws of the PRC and wholly owned by Mr. Chuanwei Zhang, our founder, chairman and chief executive officer, due to PRC regulations prohibiting wholly foreign owned companies in the industry in which Guangdong Mingyang operate. See “Regulation—Regulations on Foreign Investments.”

Our History

Our predecessor company, Guangdong Mingyang, was incorporated and commenced business operations on June 2, 2006 as a limited liability company in the PRC. At its inception, Mingyang Electrical, Kangyu Industry Development Co., Ltd., or Kangyu, and Mr. Song Wang held approximately 57.00%, 38.00% and 5.00%, respectively, of the equity interests in Guangdong Mingyang. Mingyang Electrical was founded and is indirectly, through Mingyang Electrical Appliances, majority-owned by our founder, chairman and chief executive officer, Mr. Chuanwei Zhang.

2007 and 2008 Investments and Shareholding Restructurings

In July 2007, Kangyu transferred all of its 38.00% equity interest in Guangdong Mingyang to Mingyang Electrical Appliances for a consideration of RMB15.6 million and in August 2007, Mingyang Electrical Appliances transferred 20.00% of the outstanding equity interest in Guangdong Mingyang to Keycorp, a Hong Kong company then owned by China Opportunity S.A. SICAR, or China Opportunity. After the transaction, Guangdong Mingyang became a Sino-Hong Kong joint venture.

As a result of the following investments and capital contributions from October 2007 to September 2008, Mingyang Electrical, First Base, Keycorp, GreenHunter Energy, Inc., or GreenHunter, and Asiatech became the shareholders of 43.52%, 32.19%, 15.27%, 5.98% and 3.04%, respectively, of the equity interests in Guangdong Mingyang at the end of 2008:

•	additional capital contributions by Mingyang Electrical, Mingyang Electrical Appliances and Keycorp in October 2007,

•

equity interest transfers from Mingyang Electrical Appliances and Mr. Song Wang to First Base, which was then wholly owned by Clarity China Management Ltd., or Clarity China, in trust for Clarity Investors, in December 2007,

•	equity interest transfers from First Base to Mingyang Electrical and Keycorp and a capital contribution by First Base in January 2008,

•	an investment by GreenHunter in April 2008, and

•	investments by Asiatech and First Base and equity interest transfers from Asiatech to First Base and First Base, Asiatech to Mingyang Electrical, Keycorp and GreenHunter in September 2008.

In November 2008, Clarity China, on behalf of Clarity Investors, made the following transfers of equity interests held in First Base for nominal consideration to three senior management members as an award for their past services provided to Guangdong Mingyang:

•	the transfer of 32.02% of the equity interests held in First Base to First Windy Investment Corp., or First Windy, a British Virgin Islands company wholly owned by Mr. Chuanwei Zhang,

•	the transfer of 8.30% of the equity interests held in First Base to Second Windy Investment Corp., or Second Windy, a British Virgin Islands company wholly owned by Mr. Xian Wang, and

•	the transfer of 2.37% of the equity interests held in First Base to Third Windy Investment Corp., or Third Windy, a British Virgin Islands company wholly owned by Mr. Song Wang.

2009 and 2010 Investments and Shareholding Restructurings

On February 26, 2009, we incorporated China Wind Power Equipment Group Ltd. under the laws of Cayman Islands as our ultimate holding company for overseas listing purposes. On May 12, 2009, China Wind Power Equipment Group Ltd. changed its name to China Wind Power Equipment Group Limited.

In August 2009, Mingyang Electrical, First Base, Keycorp and Asiatech made capital contributions in Guangdong Mingyang in exchange for the newly issued equity interest in Guangdong Mingyang. As a result, Mingyang Electrical, First Base, Keycorp, GreenHunter and Asiatech became the shareholders of 43.66%, 32.29%, 15.32%, 5.69% and 3.04%, respectively, of the equity interests in Guangdong Mingyang at the end of August 2009.

In October 2009, Sky Trillion, a British Virgin Islands company then owned by ICBC International Investment Management Limited, or ICBC International, and Tech Sino, a Hong Kong company then owned by Chan Ping Che and Chan Ping Yee, invested approximately RMB342 million (US$50.4 million) and RMB100 million (US$14.7 million), respectively, in Guangdong Mingyang. In October 2009, GreenHunter transferred all of its equity interest in and obligation to Guangdong Mingyang to King Venture, a Hong Kong company then owned by Ace Ambition International Limited, or Ace Ambition, a company then owned by DT Capital China Growth Fund L.P. As a result, Mingyang Electrical, First Base, Keycorp, Sky Trillion, King Venture, Tech Sino and Asiatech became the holder of 37.52%, 27.75%, 13.16%, 10.88%, 4.89%, 3.18% and 2.62%, respectively, of the equity interests in Guangdong Mingyang.

The above investments and share transfers, except for the share-based compensation awards granted by Clarity China to three senior management members in November 2008 and the transfer of equity interest in

Guangdong Mingyang from GreenHunter to King Venture in October 2009 due to its liquidity demand, were primarily made as a result of capital injections from new investors for the growth of our business.

In December 2009, Mingyang Electrical transferred 36.52% of Guangdong Mingyang’s equity interest it held to Wiser Tyson, a Hong Kong company then wholly owned by Ms. Ling Wu, the spouse of our founder, Mr. Chuanwei Zhang, for a consideration of approximately US$24.84 million. Immediately prior to the transfer of Mingyang Electrical’s equity interest in Guangdong Mingyang, Mingyang Electrical Appliances, Mr. Chuanwei Zhang, through Mr. Jinfa Wang and Mr. Jianren Wen under a share custody agreement, Mr. Xiaoji Wu, Shenzhen Capital (Hong Kong) Company Limited, or Shenzhen Capital, and Merrill Lynch PCG, Inc., or Merrill Lynch PCG, beneficially owned 71.2%, 5.6%, 2.40%, 12.80% and 8.00% of Mingyang Electrical’s equity interest, respectively.

In January and February 2010, Ms. Ling Wu transferred all of her equity interest in Wiser Tyson to Rich Wind Energy Two, a British Virgin Islands company then wholly owned by Ms. Ling Wu, and issued shares in Rich Wind Energy Two to herself, Best Jolly Investments Limited, or Best Jolly, an entity wholly owned by the spouse of Mr. Xiaoji Wu, SCGC Capital Holding Company Limited, or SCGC, a wholly owned subsidiary of Shenzhen Capital, and Merrill Lynch PCG, the other original shareholders of Mingyang Electrical Appliances. Subsequently, Ms. Ling Wu transferred all her equity interests in Rich Wind Energy Two to Rich Wind Energy Three Corp., or Rich Wind Energy Three, a British Virgin Islands company wholly owned by her. As a result, Rich Wind Energy Three, Best Jolly, SCGC and Merrill Lynch PCG, through Rich Wind Energy Two, indirectly held 28.05%, 0.88%, 4.67% and 2.92%, respectively, of the equity interests in Guangdong Mingyang. Effectively, the ownership percentage in Guangdong Mingyang held by Best Jolly, SCGC and Merrill Lynch PCG remained unchanged immediately after these equity transfers.

In anticipation of our initial public offering, the above share transfers were consummated for purposes of setting up our group legal structure in preparation for the share swap, where the shareholders of Guangdong Mingyang exchanged their equity interest in Guangdong Mingyang for the ownership in China Wind Power Equipment Group Limited.

On February 25, 2010, China Wind Power Equipment Group Limited effected a 1:1,000 share subdivision and subsequently increased the authorized share capital by US$950,000 by the creation of 950,000,000 ordinary shares with a par value of US$0.001 each, such that the authorized share capital of China Wind Power Equipment Group Limited became US$1,000,000 comprising of 1,000,000,000 ordinary shares, with a par value of US$0.001 each.

On April 8, 2010, China Wind Power Equipment Group Limited effected a series of share issuances to the then shareholders of Guangdong Mingyang in exchange for 99% of the equity interests in Guangdong Mingyang collectively held by these shareholders.

On April 9, 2010, in connection with the share exchange, Clarity Investors, China Opportunity, ICBC International, Rich Wind Energy Three, First Windy and Mr. Chuanwei Zhang entered into a shareholders’ agreement. The shareholders’ agreement contains various rights among these shareholders such as preemption rights, board nomination rights, information access rights and matters which require special approval by our key shareholders. These rights will terminate upon the completion of this offering.

On April 27, 2010, China Wind Power Equipment Group Limited changed its name to China Ming Yang Wind Power Group Limited.

On May 17, 2010, in anticipation of our initial public offering, China Ming Yang Wind Power Group Limited became our ultimate holding company upon the completion of all the related registration procedures, including registrations in the Cayman Islands and Hong Kong, for the share issuances on April 8, 2010 as part of the share exchange. The reorganization was accomplished upon the completion of the registration procedures.

In order to attract additional strategic investors to invest in our company while not diluting the interests of the other shareholders through the issuance of new shares by our company to such investors, Rich Wind Energy Three, our single largest shareholder which is beneficially owned by the spouse of Mr. Chuanwei Zhang, our chairman and chief executive officer, transferred a total of 8,575,600 ordinary shares it held in our company to Faith Crown Investments Limited, a British Virgin Islands company, Mitsui & Co., Ltd., or Mitsui, a company incorporated in Japan, Lead Success Group Limited, a British Virgin Islands company wholly owned by CCB International Asset Management Limited, or CCB International, and other investors in July and August 2010. Mitsui, CCB International and other investors began discussions with our management in August 2009 to invest in our company, and Mr. Chuanwei Zhang, our chairman and chief executive officer, and Mr. Xian Wang and Mr. Song Wang, our directors and senior vice presidents, agreed to the valuation of their investments in March 2010. Following the completion of our restructuring and share swap, their investments were completed in July and August 2010. In July 2010, Ace Ambition also transferred a total of 1,908,200 ordinary shares it held in our company to Clarity Investors and other investors. In August 2010, Second Windy and Third Windy, which are beneficially owned by Mr. Xian Wang and Mr. Song Wang, respectively, transferred a total of 700,000 ordinary shares and 100,000 ordinary shares, respectively, to other investors.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following selected consolidated statement of comprehensive income data for the years ended December 31, 2007, 2008 and 2009 (other than loss per ADS data) and the selected consolidated statement of financial position data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following selected consolidated statement of comprehensive income data for the six months ended June 30, 2009 and 2010 and the selected consolidated statement of financial position data as of June 30, 2010 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements and include, in the opinion of management, all adjustments necessary, which include only normal recurring adjustments, for the fair statement of the financial information contained in those statements.

The selected financial data as of December 31, 2007 has been derived from our audited financial statements, which are not included in this prospectus. The selected consolidated statement of comprehensive income data from the inception of our business on June 2, 2006 to December 31, 2006 and the selected consolidated statement of financial position data as of December 31, 2006 have been derived from our unaudited consolidated financial statements, which are not included in this prospectus.

You should read the selected consolidated financial and operating data in conjunction with our financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our consolidated financial statements are prepared and presented in accordance with IFRS. Our historical results are not necessarily indicative of our results expected for any future periods.

	Period from June 2, 2006 (Date of Inception) to December 31, 2006	Year Ended December 31,				Six Months Ended June 30,
		2007	2008	2009		2009	2010
	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Consolidated Statement of Comprehensive Income Data
Revenue	—	—	124,677	1,172,692	172,925	601,565	2,318,610	341,902
Cost of sales	—	—	(160,830)	(1,096,724)	(161,723)	(593,161)	(1,862,802)	(274,689)

Gross (loss)/profit	—	—	(36,153)	75,968	11,202	8,404	455,808	67,213
Other income	—	—	1,590	268	40	100	7,122	1,050

Selling and distribution expenses	—	(5,886)	(17,738)	(90,862)	(13,399)	(28,782)	(54,902)	(8,096)
Administrative expenses	(2,695)	(13,157)	(413,951)	(67,475)	(9,950)	(27,004)	(45,492)	(6,708)
Research and development expenses	(620)	(3,321)	(11,980)	(52,789)	(7,784)	(12,620)	(23,247)	(3,427)

(Loss)/profit from operations	(3,315)	(22,364)	(478,232)	(134,890)	(19,891)	(59,902)	339,289	50,032
Net finance expense	87	(278)	(21,512)	(49,577)	(7,311)	(23,266)	(43,143)	(6,362)
Share of loss of an associate, net of income tax expense	—	—	—	(154)	(23)	—	(1,161)	(171)

(Loss)/profit before income tax expense	(3,228)	(22,642)	(499,744)	(184,621)	(27,225)	(83,168)	294,985	43,499
Income tax (expense)/benefit	—	—	—	(38,495)	(5,676)	(1,391)	5,480	808

(Loss)/profit for the period	(3,228)	(22,642)	(499,744)	(223,116)	(32,901)	(84,559)	300,465	44,307

Total comprehensive (loss)/income for the period	(3,228)	(22,642)	(499,744)	(223,116)	(32,901)	(84,559)	300,465	44,307

Attributable to
Shareholders of our company	(3,195)	(22,416)	(494,493)	(221,313)	(32,635)	(83,049)	297,733	43,904
Non-controlling interests	(33)	(226)	(5,251)	(1,803)	(266)	(1,510)	2,732	403
Net (loss) income per share—basic and diluted	(0.03)	(0.22)	(4.94)	(2.21)	(0.33)	(0.83)	2.98	0.44
Weighted average number of shares used in computation—basic and diluted(1)	100,000,000	100,000,000	100,000,000	100,000,000	100,000,000	100,000,000	100,000,000	100,000,000

(1)

The calculation of the weighted average number of ordinary shares for the purpose of basic and diluted net income per share has been retroactively adjusted to reflect: (i) the 1:1000 share subdivision effected in February 2010, (ii) our reorganization which was completed in May 2010, and (iii) our incorporation in February 2009, as if these events had occurred at the beginning of the earliest period presented and such shares had been outstanding for all periods.

	As of December 31,					As of June 30,
	2006	2007	2008	2009		2010
	RMB	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
Consolidated Statement of Financial Position Data
Property, plant and equipment	1,078	3,582	106,871	152,455	22,481	210,923	31,103
Intangible assets		17,912	27,590	22,241	3,280	92,023	13,570
Trade and other receivables	—	—	5,606	57,461	8,473	29,382	4,333
Prepayments	—	—	31,040	51,484	7,592	33,125	4,885
Deferred tax assets	—	—	—	2,820	416	22,306	3,289
Total non-current assets	1,078	21,494	179,804	331,420	48,871	446,386	65,824
Inventories	—	53,695	680,043	1,972,993	290,938	1,507,972	222,366
Trade and other receivables	30,361	8,783	394,707	1,627,025	239,921	1,661,680	245,031
Prepayments	—	58,248	96,064	123,370	18,192	168,567	24,857
Pledged bank deposits	—	8,345	66,903	145,995	21,528	95,126	14,027
Cash and cash equivalents	2,993	125,310	41,753	722,233	106,500	971,773	143,298
Total current assets	33,354	254,381	1,279,470	4,633,616	683,273	4,433,856	653,816
Total assets	34,432	275,875	1,459,274	4,965,036	732,144	4,880,242	719,640
Issued share capital	—	—	—	—	—	682	101
Capital reserve	29,700	250,002	809,937	1,288,756	190,040	1,326,472	195,602
Accumulated loss	(3,195)	(25,611)	(520,104)	(741,417)	(109,329)	(443,684)	(65,426)
Total equity attributable to
Shareholders of the company	26,505	224,391	289,833	547,339	80,711	883,470	130,277
Non-controlling interest	267	2,266	7,216	29,450	4,343	56,255	8,295
Total equity	26,772	226,657	297,049	576,789	85,053	939,725	138,572
Deferred tax liabilities	—	—	—	1,647	243	744	110
Provisions	—	—	3,017	19,154	2,824	51,310	7,566
Trade payables	—	324	1,644	20,140	2,970	33,879	4,996
Total non-current liabilities	—	324	4,948	44,664	6,586	182,594	26,925
Trade and other payables	7,660	48,894	705,383	2,203,118	324,872	2,523,797	372,159
Short-term bank loans	—	—	65,000	181,673	26,790	452,129	66,671
Income tax payable	—	—	—	33,748	4,976	18,633	2,748
Provisions	—	—	921	22,364	3,298	63,449	9,356
Deferred revenue	—	—	385,700	1,899,626	280,119	698,477	102,997
Total current liabilities	7,660	48,894	1,157,277	4,343,583	640,505	3,757,923	554,143
Total liabilities	7,660	49,218	1,162,225	4,388,247	647,091	3,940,517	581,069
Total equity and liabilities	34,432	275,875	1,459,274	4,965,036	732,144	4,880,242	719,640

	Year Ended December 31,				Six Months Ended June 30,
	2006	2007	2008	2009	2009	2010
Other Consolidated Financial Data (in percentages)
Gross margin	—	—	(29.0)	6.5	1.4	19.7
Operating margin	—	—	(383.6)	(11.5)	(10.0)	14.6
Net margin	—	—	(400.8)	(19.0)	(14.1)	13.0

Selected Operating Data (in units of wind turbines)
New orders	—	132	452	574	134	618
Total deliveries(1)	—	—	69	378	92	144
Total units commissioned(2)	—	—	16	152	78	310
Order book(3)	—	132	515	711	557	1,185

	Year Ended December 31,				Six Months Ended June 30,
	2007	2008	2009		2009	2010
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Non-IFRS Financial Data
Adjusted EBITDA(4)	(19,314)	(88,369)	(107,416)	(15,840)	(46,254)	357,060	52,652

(1)	Delivery of a wind turbine refers to the arrival of the wind turbine at the customer’s designated wind farm and the completion of preliminary inspection and acceptance by the customer.

(2)

Commissioning of a wind turbine refers to grid-connection commissioning, whereby the wind turbine is installed and a functionality test is performed to ensure proper connection to the grids. Commissioning generally represents the point of revenue recognition. A durability test is conducted following commissioning.

(3)	Represents cumulative orders signed minus cumulative deliveries.

(4)	EBITDA refers to earnings before net finance expense, income tax expense and depreciation and amortization. Adjusted EBITDA refers to EBITDA adjusted to exclude share-based compensation expenses.

Adjusted EBITDA is used by management to evaluate our financial performance and determine the allocation of resources and provides management with the ability to determine our return on capital expenditure. Items that are eliminated from the calculation of Adjusted EBITDA are collectively managed by our senior executive officers, including our chief executive officer and chief financial officer, taking into consideration our strategic, business and financial goals. In addition, we believe that Adjusted EBITDA will be a key metric analyzed in determining the amount of new debt financing that may be available to us, and, therefore, we believe this measure provides investors with additional information about our ability to fund our growth through debt financing, if needed. Furthermore, Adjusted EBITDA eliminates the impact of items that we do not consider indicative of the performance of our business. We believe investors will similarly use Adjusted EBITDA as one of the key metrics to evaluate our financial performance and to compare our current operating results with corresponding historical periods and with other companies in the wind equipment manufacturing industry. The presentation of Adjusted EBITDA should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

The use of Adjusted EBITDA has certain limitations. Items excluded from Adjusted EBITDA are significant components in understanding and assessing our operating and financial performance. Depreciation and amortization expense, income tax expense, interest expense and interest income as well as share-based compensation expenses have been and will be incurred in our business and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization expense, interest expense and interest income, income tax expense, capital expenditures as well as share-based compensation expenses and other relevant items both in our reconciliations to IFRS financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance. The term Adjusted EBITDA is not defined under IFRS, and Adjusted EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with IFRS. When assessing our operating and financial performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with IFRS. In addition, our Adjusted EBITDA may not be comparable to Adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate Adjusted EBITDA in the same manner as we do.

The following table is a reconciliation of Adjusted EBITDA to loss for the year, the most directly comparable financial measure calculated and presented in accordance with IFRS:

	Period from June 2, 2006 (Date of Inception) to December 31, 2006	Year Ended December 31,				Six Months Ended June 30,
		2007	2008	2009		2009	2010
	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
		(in thousands)
(Loss)/profit for the year/period	(3,228)	(22,642)	(499,744)	(223,116)	(32,901)	(84,559)	300,465	44,307
Income tax expense/(benefit)	—	—	—	38,495	5,676	1,391	(5,480)	(808)
Net finance (income)/expense	(87)	278	21,512	49,577	7,311	23,266	43,143	6,362
Depreciation and amortization	22	3,050	10,372	27,628	4,074	13,648	18,932	2,791
EBITDA	(3,293)	(19,314)	(467,860)	(107,416)	(15,840)	(46,254)	357,060	52,652
Share-based compensation expenses	—	—	379,491	—	—	—	—	—
Adjusted EBITDA	(3,293)	(19,314)	(88,369)	(107,416)	(15,840)	(46,254)	357,060	52,652

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial and Operating Data” and our audited consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading and fast-growing wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. We were the largest non-state owned or controlled wind turbine manufacturer in China in 2009, as measured by installed capacity of wind turbines, with a 4.1% market share in terms of newly installed capacity, according to BTM. We were also among the five largest domestic branded wind turbine manufacturers in China as measured by newly installed capacity in 2009, according to BTM.

We were founded in June 2006 and have since experienced significant growth. As of June 30, 2010, we had entered into sales contracts with 14 end customers to deliver 1,776 units of our wind turbines. We have grown rapidly since our delivery of the first wind turbine we manufactured in 2008 as demonstrated by the following:

	Year Ended December 31,		Six Months Ended June 30, 2010
	2008	2009
Wind turbines we delivered (units)	69	378	144
Wind turbines commissioned for which we recognized revenue (units)	16	152	310
Revenue recognized (in millions)	RMB119.3	RMB1,169.2	RMB2,315.1
		(US$172.4)	(US$341.4)
Wind turbines we delivered for which we have yet to recognize revenue (units)	53	279	113
Deferred revenue (in millions)	RMB385.7	RMB1,899.6	RMB698.5
		(US$280.1)	(US$103.0)

We incurred losses in the amount of RMB22.6 million, RMB499.7 million and RMB223.1 million (US$32.9 million) in 2007, 2008 and 2009, respectively. We became profitable beginning in the first quarter of 2010 and generated a profit in the amount of RMB300.5 million (US$44.3 million) in the first six months of 2010.

Factors Affecting Our Results of Operations

Demand for Renewable Energy and Specifically for Wind Power Energy

Changes in prices of oil, coal, natural gas and other conventional energy sources influence the demand for electricity and for alternative energy sources, including wind power. Our business expansion and revenue growth have depended, and will continue to depend, on demand for renewable energy and specifically wind power energy products.

According to BTM, global wind turbine installed capacity grew at a CAGR of 26.2% from 2001 through 2009, bringing cumulative installed capacity to 160,084MW as of December 31, 2009. The addition of 38,103MW of global installed capacity in 2009 set an industry record, notwithstanding wind turbine supply constraints that restricted wind farm development. The strong growth in 2009 was mainly due to growth in the U.S. and China.

China’s cumulative wind turbine installed capacity increased from 406MW in 2001 to 25,853MW in 2009, representing a CAGR of 68.1%. BTM estimates that by the end of 2014, China will become the leading country in the world in terms of cumulative installed capacity.

Future growth of the wind turbine market will also be affected by the growth of the global and regional economies, the stability of financial markets and the ability of wind turbine manufacturers to further expand production capacity and reduce manufacturing costs.

Wind Turbine Sales to Customers

We began commercial delivery of our wind turbines in May 2008. By delivery, we refer to the arrival of the wind turbine at the customer’s designated wind farm and the completion of preliminary inspection and acceptance by the customer. Our sales contracts with customers generally require us to deliver wind turbines to the customers’ location, supervise wind turbine installation and conduct related inspection, and provide technical and maintenance support during the warranty period which is typically two years.

We recognize revenue attributable to sales of wind turbines after (i) the wind turbines have been delivered, the installation supervision services have been provided and (ii) a functionality test has been completed and accepted by our customers. We record in “deferred revenue” in our consolidated statements of financial position the amount of revenue billed to our customers for those wind turbines that have been delivered to our customers’ locations but have not been commissioned.

Consequently, our results of operations have been and will continue to be significantly affected by the number of units of wind turbines we sell and the timing of revenue recognition on such sales at any given period. In addition, as we introduce the 2.5/3.0MW SCD wind turbines and other models in the future, we expect changes to our product mix will also affect our results of operations and margins. See “—Critical Accounting Policies—Revenue Recognition.”

Government Polices Including Tariffs, Taxes and Duties Effecting the Wind Power Sector

Government incentives continue to be one of the main drivers for developing wind energy technology and increasing capacity. Although government support programs differ from country to country, a number of countries have implemented incentive schemes, thus provide various types of subsidies to wind power developers and long term tariffs. The PRC government has also introduced various policies and measures to encourage wind power generation. Historically, we and our customers have benefited from fiscal benefits applicable to investments in the wind power industry by state and local governments in China. Moreover, electricity generated from wind power is subject to a preferential VAT rate of 8.5%, half of the general rate. Changes in these policies have affected, and will continue to affect the investment plans of our customers and us and our business, financial condition and results of operations.

Pricing of Wind Turbines

Pricing of our wind turbines is principally affected by the overall demand in the wind power equipment industry and by the average wind turbine manufacturing cost. We price our wind turbines with reference to the prevailing market prices when we enter into sales contracts with our customers, taking into consideration our estimated costs and an appropriate gross profit margin we expect. We also consider the size of the contract, the history and strength of our relationship with the particular customer, raw material and component costs and other factors.

In recent years, the supply of wind turbines has increased significantly as many manufacturers worldwide, including our company, have engaged in significant production capacity expansion. Beginning in the fourth quarter of 2008, this increase in supply resulted in the reductions of prevailing market prices of wind turbines. The average contract selling price for our 1.5MW wind turbines and technical support and maintenance services, excluding value-added taxes, or VAT, on a per kilowatt, or kW, basis, decreased by 9.0% from RMB5,188 per kW in 2008 to RMB4,761 per kW (US$702.1 per kW) in 2009, based on the sales contracts we entered into in relevant periods. The average contract selling price for our 1.5MW wind turbines further declined to RMB4,098 per kW (US$604.3 per kW) in the six months ended June 30, 2010. While our SCD wind turbines are expected to be sold at a higher unit selling price, the average contract selling prices for our wind turbines may continue to decline in response to competitive pricing pressures as well as other market conditions.

Prices of Raw Materials and Components and Their Availability

Raw materials and components used in the production of our wind turbines are sourced from domestic suppliers as well as international suppliers, and their prices are dependent on various factors in addition to supply and demand. The fluctuations in prices of such raw materials and components and their availability will affect our operating results. We manufacture rotor blades in-house to ensure quality, adequate and timely supply and to capture the higher margin that we believe is offered by rotor blades manufacturing. We purchase our electrical control systems, pitch control systems and frequency converters, a device that converts and controls the frequency of the electric current, each a key component of our wind turbines, from Tianjin REnergy Electrical Co., Ltd., or REnergy, an affiliated entity. Starting from February 2010, we contracted REnergy to supply electrical control cabinets which contain electrical control systems utilizing our proprietary technologies and our brand name. We generally engage two or three suppliers for each of our major components in order to minimize the dependency on any single supplier. We do not currently depend entirely on any single supplier for any major components and raw materials and believe that most components and raw materials we require for our production are generally available. We have also established strategic relationships with key suppliers, including suppliers for gearboxes, frequency converters and main bearings, by entering into cooperation framework agreements that provide for favorable pricing terms and supply priority to us. These cooperation framework agreements reflect the parties’ intention to explore further cooperative opportunities in good faith but do not contain substantive terms and provisions. Our cost of raw materials, which is based on our recognized revenue and generally has a time lag from the time of sales contract on a per unit basis, decreased from RMB7.2 million in 2008 to RMB6.5 million (US$1.0 million) in 2009, which was partially offset by the decrease in the prices of our wind turbines, and contributed to the change from a gross loss of RMB36.2 million in 2008 to a gross profit of RMB76.0 million (US$11.2 million) in 2009. Our cost of raw materials on a per unit basis further decreased to RMB5.5 million (US$0.8 million) in the six months ended June 30, 2010. We are currently expanding our rotor blade manufacturing capabilities and may selectively acquire certain component manufacturers in the future in order to produce these components in-house and reduce our dependency on external suppliers for these components. As a result of our multiple-supplier strategy and our good relationships with our key suppliers, we do not expect to experience any shortage in the supply of our major components and raw materials in the near future.

In addition, the primary raw materials used in some of our components include steel and copper. Consequently, the prices we pay to our suppliers for such components may be affected by movements in prices for these raw materials.

Ability to Design and Market Technologically Advanced and Cost-Competitive Turbine Models

Although we have successfully launched our 1.5MW wind turbines, our operating results and future growth depend on our ability to continue to develop or license technologies, manufacture and market technologically advanced and cost competitive wind turbines. We have completed the prototype of our new 2.5/3.0MW SCD wind turbines, and expect to complete our 6.0MW SCD wind turbines prototype in 2011. We expect to continue to optimize the performance of our products under diverse operating conditions such as in low and high temperatures, high altitudes, low wind velocity and coastal areas. As our customers’ needs evolve, the wind turbine specifications they require typically change as well. Our ability to design and develop new products that meet these changing requirements has been and will continue to be critical to our ability to maintain and increase our installed capacity sold and profitability. As a result, we expect to continue to make significant investments in research and development, particularly with respect to designing and developing more technologically advanced and cost-competitive products and core components.

Our Ability to Source and Manage Working Capital Requirements

Our business operations require significant working capital. Our operating results and future growth depend on our ability to optimize the working capital cycle time and to source adequate working capital commensurate with the size of our business. Some of our suppliers require us to make prepayments in advance of shipment. As we participate in public bidding to secure our sales contracts, we are required to deposit a certain amount, which is normally calculated at 1% of the contracted amount, which amount will be refunded to us upon the completion of the public bidding. Typically, approximately 5% to 10% of the contract price allocable to the delivery of wind turbines will be retained by our customers and is payable within one month after the end of warranty period. We have currently started providing our customers with alternative payment options, such as letters of guarantee, for exchange of their early payments of such retention monies. Letters of guarantee are financial instruments issued by financial institutions to our customers as a guarantee for our compliance with terms of wind turbine sales contracts until the completion of warranty periods. Historically, we have managed to optimize our working capital cycle time and to source the required working capital from banks and internal cash accruals.

In addition, we have established a strategic relationship with Guangdong Provincial Branch of Industrial and Commercial Bank of China, or ICBC Guangdong, by entering into a strategic cooperative agreement in September 2009, under which ICBC Guangdong granted us a maximum credit line of RMB5.0 billion (US$737.3 million) with a term of two years upon our request from time to time, subject to requirements and restrictions of relevant laws and regulations. A loan agreement with detailed and specific terms and provisions will be separately executed for each borrowing granted under this credit line. ICBC Guangdong also agreed to provide us with various financial services. We agreed to select ICBC Guangdong as our financial advisor and provider of other financial services with first priority. Subsequently in May 2010, we entered into a further elaborated cooperation agreement with ICBC Guangdong, in particular for overseas financial services collaborations, including extension of credit and lease financing arrangements for overseas wind farm projects that intend to purchase our wind turbines. These agreements have a term of one year and will be automatically renewed for another year upon the expiration. We believe we will be able to obtain more financial support from ICBC Guangdong in the future and expect to continue to develop similar strategic relationships with other commercial banks in China to meet our increasing demand for capital as we expand our business.

Seasonality in Our Operations

Wind turbine sales in China are affected by seasonal variations. Our customers typically award winning bids in the first and fourth quarters primarily because most of them arrange biddings for wind farm projects in these periods according to their internal operational schedules and annual budget requirements. In order to satisfy the delivery schedules, we manufacture most of our wind turbines during the second and third quarters each year, and we deliver and install most of them in the third and fourth quarters due primarily to the favorable weather conditions in these quarters that are suitable for the construction of wind farms located in northern areas to which we supply most of our wind turbines. We expect that the seasonality will gradually lessen as we obtain more purchase orders for wind farms located in southeastern areas in China where the effect of weather conditions on construction is moderate.

Components of Results of Operations

Revenue

Our revenue is derived from the sales of wind turbines, including the provision of installation supervision services, the provision of technical and maintenance support services during the warranty period and the sales of raw materials. Our net revenues are net of VAT collected on behalf of tax authorities. See “—Taxation.”

The following table sets forth our revenue for the periods indicated:

	Year Ended December 31,				Six Months Ended June 30,
	2007	2008	2009		2009	2010
	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
	(in thousands)
Sales of wind turbines	—	119,338	1,169,170	172,405	600,953	2,315,084	341,382
Maintenance services		—	1,042	154	—	3,526	520
Sales of raw materials	—	5,339	2,480	366	612	—	—

Total revenue	—	124,677	1,172,692	172,925	601,565	2,318,610	341,902

Sales of wind turbines. Our revenue from the sales of wind turbines, including the provision of installation supervision services, is determined by the units of wind turbines commissioned as well as the amount of contract consideration allocated to the sales of wind turbines.

The following table sets forth the number of wind turbines we secured contract for, delivered and commissioned, at which point we recognized revenue attributable to the sales of wind turbines under IFRS during the periods indicated:

Quarter	New Orders Signed	Cumulative Orders Signed(1)	Delivery		Cumulative Delivery(1)	Commissioning	Cumulative Commissioning(1)
2008
First Quarter	99	231	—		—	—	—
Second Quarter	66	297	7	(2)	7	—	—
Third Quarter	287	584	17		24	—	—
Fourth Quarter	—	584	45		69	16	16
2009
First Quarter	99	683	49		118	20	36
Second Quarter	35	718	43		161	58	94
Third Quarter	359	1,077	94		255	29	123
Fourth Quarter	81	1,158	192		447	45	168
2010
First Quarter	265	1,423	67		514	128	296
Second Quarter	353	1,776	77		591	182	478

(1)	As of the end of the quarter.
(2)	Includes our first prototype which was installed in October 2007 but was preliminarily inspected and accepted by the customer in 2008 after comprehensive on-site testing and examinations.

We secured contracts for 132 units of wind turbines in 2007 through Mingyang Electrical, 452 units, 574 units and 618 units in 2008 and 2009 and in the six months ended June 30, 2010, respectively, directly with customers. In addition, during the months of July and August 2010, we signed further new orders for a total of 166 units of 1.5MW wind turbines. We delivered 69 units, 378 units and 144 units of wind turbines but began to recognize revenue for 16 units, 152 units and 310 units of wind turbines, which amounted to RMB119.3 million, RMB1,169.2 million (US$172.4 million) and RMB2,315.1 million (US$341.4 million), in 2008 and 2009 and in the six months ended June 30, 2010, respectively. We did not recognize revenue for the sales of 53 units,

279 units and 113 units of wind turbines delivered as of December 31, 2008 and 2009 and June 30, 2010, respectively, which represented approximately RMB385.7 million, RMB1,899.6 million (US$280.1 million) and RMB698.5 million (US$103.0 million) of deferred revenue, respectively. At the point of revenue recognition, the amount of inventory associated with the delivered wind turbines, which represented approximately RMB391.7 million, RMB1,616.6 million (US$238.4 million) and RMB629.8 million (US$92.9 million) of finished goods inventory, will be included in the cost of sales.

Provision of maintenance services. Our revenue from the provision of technical and maintenance support services during the warranty period is determined by the units of wind turbines in warranty period and amount of contract consideration allocated to the provision of technical and maintenance support services. We recognized revenues from the provision of technical and maintenance support services in the amount of RMB1.0 million (US$147,460) and RMB3.5 million (US$516,110) in the year ended December 31, 2009 and in the six months ended June 30, 2010, respectively.

Sales of raw materials. Our revenue from sales of raw materials is determined by the quantities of raw materials we sell and the average selling price of the raw materials. We derived revenue in the amount of RMB5.3 million and RMB2.5 million (US$368,650) from the sales of the gearboxes, generators, pitch control systems, bearings and other components in the years ended December 31, 2008 and 2009, respectively, but we did not derive such revenue in the six months ended June 30, 2010. We may occasionally sell raw materials to other turbine manufacturers in the future but we do not expect to engage in such sales as part of our ordinary business operation.

Cost of Sales

Our cost of sales consists of raw material cost, manufacturing overhead, estimated cost of warranty and related expenses and inventory provision.

•

Raw material cost. Raw material cost includes (i) cost of raw materials used in the assembly of wind turbines, such as rotor hubs, main shafts, main frames, gearboxes, bearings, generators, frequency converters, transformers, pitch control systems and electrical control systems, and (ii) cost of raw materials in the manufacturing of rotor blades, such as glass fiber, balsa wood, PVC foam and epoxy resin. Our cost of raw materials, on a per unit basis, amounted to RMB7.2 million, RMB6.5 million (US$1.0 million) and RMB5.5 million (US$0.8 million) in 2008 and 2009 and in the six months ended June 30, 2010, respectively.

•

Manufacturing overhead. Our manufacturing overhead includes salaries and benefits for personnel directly involved in the manufacturing activities, depreciation of manufacturing equipment and facilities, consumables, rent, traveling expenses, utilities and other expenses associated with the manufacturing of our products. Variable production overheads are allocated to each unit of production based on the actual use of our production facilities. Fixed manufacturing overhead allocated to cost of sales and inventories are based on the normal capacity of our production facilities. Depreciation of manufacturing equipment and facilities is provided on a straight-line basis over their estimated useful life, taking into account their estimated residual value. Due to our capacity expansion, depreciation in absolute terms has increased significantly from 2007 to 2009, resulting from our purchases of more property, plant and equipment. We expect this trend to continue as we continue to expand our production capacity.

•

Estimated cost of warranty and related expenses. We typically provide a two-year warranty for our wind turbines after the wind turbines have passed the durability test, during which time period, we provide technical and maintenance support services and cover parts and labor for non-maintenance repairs and replacement. As required by relevant bidding procedures for certain wind farm projects, we have offered key customers a warranty over a longer period of up to five years. Among 1,776 units of wind turbines we secured contracts for as of June 30, 2010, we offered warranty for a two-year period for 825 units and for periods longer than two years for 951 units of wind turbines. Under the sales contracts, we offer to provide the customers with certain spare parts at prices determined with reference to fair market prices at the time of the sales contracts, or at estimated fair market prices at the time of delivery of such spare parts. During the warranty period, we typically guarantee the availability and performance of our wind turbines. We are generally obligated to pay a monetary damage of up to 10% of the purchase price of the wind turbine in case of non-performance or underperformance. Customers can also choose to replace a wind turbine if the power output curve of an individual wind turbine does not exceed certain designed power output curve set in the sales contracts after extensive verification. As of December 31, 2009, our accrued warranty costs amounted to RMB41.5 million (US$6.1 million). We have not experienced significant warranty claims since commencing deliveries in 2008. We compared our warranty practice and the design and technology of our wind turbines with those of our competitors that are public companies and believe that the design and technology of our wind turbines and our warranty practice are in accordance with industry standard. Accordingly, we estimate the amount of potential future claims during the warranty periods with reference to our limited historical experience and the warranty accrual practice of our competitors that are public companies. We accrued the equivalent of 3.3% of revenues from sale of wind turbines for each of 2008 and 2009 and the six months ended June 30, 2010 as the best estimate of the cost of future warranty obligations.

In addition, under a majority of the sales contracts we historically entered into, we are also obligated to replace key components, including gearbox, electric generator, main shaft and nacelle, throughout the design life of 20 years of the wind turbine at no additional cost to our customers in a timely manner if such defects are due to our design in wind turbines. Given the stable performance of our wind turbines that have been commissioned and are in operation, we were able to renegotiate and cancel our potential obligations under those sales contracts for the wind turbine design life with respect to sales contracts for which we recognized revenues as of June 30, 2010. We are currently in the process of negotiating with relevant customers to cancel such potential obligations under the rest of the sales contracts we entered into in the past. Therefore, we did not accrue additional warranty provision for such requirement for the replacement of key components during the design life time.

•

Inventory provision. Our inventories are stated at the lower of cost or net realizable value. We record inventory provision in cost of sales. We incurred RMB30.7 million, RMB8.3 million (US$1.2 million) and nil in inventory provision in 2008, 2009, and the first six months of 2010, respectively.

Our cost of sales in connection with the sales of wind turbines and the provision of technical and maintenance support services during the warranty period is affected primarily by our ability to control raw material and component costs by efficiently managing our supply chain and achieving economies of scale in our operations.

Other Income

Other income represents government grants in the amount of nil, RMB1.6 million, RMB0.3 million (US$44,000) and RMB7.1 million (US$1.0 million) in 2007, 2008 and 2009 and in the first six months of 2010, respectively.

Selling and Distribution Expenses

Our selling and distribution expenses consist primarily of wind turbine and component transportation costs, bidding charges, salaries and benefits for our selling and distribution staff, travelling expenses, sales commission paid to an affiliate entity owned by our chairman and chief executive officer in the amount of RMB15.3 million (US$2.3 million) and RM6.0 million (US$0.9 million) in 2009 and the first six months of 2010, respectively, for its services in our sales promotion which included assisting us in entering into sales contracts and assisting our customers to obtain lease financing from commercial banks, advertising and promotion expenses and depreciation and amortization expenses that are allocable to our selling and distribution activities and other selling expenses including expenses relating to on-site surveying and meetings. We engage third-party transportation companies to transport and deliver wind turbines to wind farms and include the related transportation costs in the selling and distribution expenses. As we participate in certain public biddings organized by agents engaged by our customers, we are required to pay a bidding success fee to the agent after we win the bid, which amount is calculated at a percentage ranging from 0.1% to 0.5% of the contracted amount and included in the selling and distribution expenses. Our selling and distribution expenses amounted to RMB5.9 million, RMB17.7 million, RMB90.9 million (US$13.4 million) and RMB54.9 million (US$8.1 million) in 2007, 2008 and 2009 and in the first six months of 2010, respectively. We expect that our selling and distribution expenses will increase in the future as we sell more wind turbines and increase our sales efforts and hire additional sales personnel to accommodate the growth of our business as we expand our customer base in the domestic market and enter the overseas markets.

Administrative Expenses

Our administrative expenses consist primarily of share-based compensation expenses for the compensatory award granted by one of our principal equityholders to three of our senior management members, salaries and benefits for our administrative, finance and human resources personnel, bank charges, entertainment expenses, rent, professional service fees, stamp duty and other taxes, business travel expenses, office expenses, depreciation and amortization expenses that are allocable to our administrative finance and human resources departments and other costs, including insurance premium, conference fees and utilities expenditures. Our administrative expenses amounted to RMB13.2 million, RMB414.0 million, RMB67.5 million (US$10.0 million) and RMB45.5 million (US$6.7 million) in 2007, 2008 and 2009 and in the first six months of 2010, respectively.

We expect our administrative expenses to increase as we hire more personnel and incur expenses to accommodate our business expansion and to support our operation as a public company, including compliance-related expenses.

Research and Development Expenses

Research and development expenses consist primarily of professional service fees paid to third-party service providers for outsourced research and development projects, materials consumed in research and development activities, salaries, bonuses and other benefits for research and development personnel, travel expenses, depreciation expenses that are allocable to our research and development department and other expenses, including reimbursement and allowance for research and development personnel. Our research and development expenses were RMB3.3 million, RMB12.0 million, RMB52.8 million (US$7.8 million) and RMB23.2 million (US$3.4 million) in 2007, 2008 and 2009 and in the first six months of 2010, respectively. All costs associated with research and development activities are expensed as incurred. We expect the research and development expenses to increase as we hire additional research and development personnel and devote more resources to research and development efforts.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments made by us are not subject to withholding tax in the Cayman Islands.

Hong Kong

We did not have any assessable profits subject to the Hong Kong profits tax in 2007, 2008 and 2009 and in the first six months of 2010. We do not anticipate having any income subject to income taxes in Hong Kong in the foreseeable future.

People’s Republic of China

Our subsidiaries incorporated in the PRC are governed by applicable PRC income tax laws and regulations. We expect our net income to be derived primarily from Guangdong Mingyang and its subsidiaries. We expect that all of our revenues will be denominated in RMB and stated net of VAT.

Prior to January 1, 2008, Guangdong Mingyang was subject to PRC enterprise income tax at a statutory tax rate of 33%. The new EIT Law and the implementation rules issued by the PRC State Council, became effective as of January 1, 2008. The new EIT Law provides that all enterprises in China, including foreign-invested companies, are subject to a uniform 25% enterprise income tax rate and all tax reduction or exemption as well as incentives previously provided to foreign-invested enterprises were to be cancelled. Under the new EIT Law, entities that qualify as “advanced and new technology enterprises” are entitled to the preferential EIT rate of 15% after the transition period under the new EIT Law, if any, expires.

The recognition criteria and procedures for the “advanced and new technology enterprise” under the new EIT law were not issued until April 2008. Guangdong Mingyang was granted the “advanced and new technology enterprise” certificate. The certificate is valid for a period of three years effective from January 1, 2008. Further, in June 2009, Jilin Mingyang obtained the “advanced and new technology enterprise” certificate, which is valid for a period of three years effective from January 1, 2009. Accordingly, Guangdong Mingyang and Jilin Mingyang are entitled to the preferential income tax rate of 15% from 2008 to 2010 and from 2009 to 2011, respectively. If we fail to remain qualified as an “advanced and new technology enterprise,” which is subject to periodic renewal, we may not be entitled to the preferential tax rate of 15%.

The new EIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation rules for the new EIT Law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Although all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise.

Under the new EIT Law and the implementation rules issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to PRC income tax at a rate of 10% if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. It is also unclear whether, if we are considered a PRC “resident enterprise,” holders of our ordinary shares or ADSs might be able to claim the benefit of income tax treaties entered into between China and other countries.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB, which requires us to make judgments, estimates and assumptions that affect: (i) the reported amounts of our assets and liabilities; (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period; and (iii) the reported amounts of revenue and expenses during each reporting period. We continually evaluate these estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates.

We believe that any reasonable deviation from those judgments and estimates would not have a material impact on our financial condition or results of operations. To the extent that the estimates used differ from actual results, however, adjustments to the statement of comprehensive income and corresponding statement of financial condition accounts would be necessary. These adjustments would be made in future financial statements.

When reading our financial statements, you should consider (i) our critical accounting policies; (ii) the judgment and other uncertainties affecting the application of such policies; and (iii) the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgment and estimates used in the preparation of our financial statements. We have not made any material changes in the methodology used in these accounting policies during the past three years.

Revenue Recognition

We derive revenue principally from the sales of wind turbines, including the provision of installation supervision services, the provision of technical and maintenance support services during the warranty period and the sales of raw materials. Our revenue is net of business tax as well as value-added tax collected on behalf of tax authorities with respect to the sale of merchandise. Value-added tax collected from customers, net of value-added tax paid for purchases, is recorded as a liability in the balance sheet until it is paid to the tax authorities.

Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods and the amount of revenue can be measured reliably. Also, revenue is recognized only when it is probable that the economic benefit associated with the transaction will flow to us. In addition to these general revenue recognition criteria, the following specific revenue recognition policies are followed:

Sales of wind turbines and provision of maintenance support services

Revenue from the sale of wind turbines is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. Also, revenue is recognized only when it is probable that the economic benefit associated with the transaction will flow to us.

Our arrangements with customers with respect to wind turbines contain multiple deliverables consisting of (i) the delivery of the wind turbines to the customers’ location, and the provision of installation supervision services, known as the sale of wind turbines (ii) providing technical and maintenance support for a period ranging from two to five years.

Revenue attributable to the sale of wind turbines is recognized when the installation supervision services have been provided by us, which is the point of time when the wind turbine has been delivered and accepted by the customer, the wind turbine has been installed under our supervision, and inspection testing of the wind turbine has been completed and accepted by the customer and any remaining obligation is not significant. The durability test, which typically lasts 240 hours and is performed subsequent to the inspection testing, is a test to ensure proper and stable connection of our wind turbines to the power grids, and not a significant performance obligation with respect to the sale of wind turbines.

The amounts that have been billed by us for wind turbines that have been delivered to the customer locations but the related installation service and the functionality test have not been completed, which generally occurs three to six months after the delivery date, are recorded in “deferred revenue” in the consolidated balance sheets. As of December 31, 2008 and 2009 and June 30, 2010, deferred revenue amounted to RMB385.7 million, RMB1,899.6 million (US$280.1 million) and RMB698.5 million (US$103.0 million), respectively. In 2009, we reduced such amount by a discount granted to a customer in exchange for its payment ahead of payment schedule in the amount of RMB7.7 million (US$1.1 million). Such settlement discount is recorded as a reduction of deferred revenue when: (i) settlement from customers is made ahead of schedule, and (ii) the amount of settlement discount is agreed with our customers, and subsequently recognized as a reduction of revenues when the related wind turbines have been installed and the functionality test has been completed and the results accepted by the customer. For the years ended December 31, 2007, 2008 and 2009 and the six months ended June 30, 2010, none of the settlement discounts are recognized as a reduction to revenues.

Revenue attributable to provision of technical and maintenance support services is recognized on a straight-line basis over the warranty period, which generally ranges from two to five years.

Pursuant to the wind turbine sale arrangements entered into between us and the customers, we normally receive non-refundable advance payments of up to 30% of the contract sales prices from the customers prior to the delivery of wind turbines to the customers’ location. Upon receipt of the advance payments, we record the amounts as “advance payments from customers” in our consolidated balance sheet.

Sales of raw materials

We recognize revenues from the sale of raw materials when the risk and rewards of ownership and title to the raw materials have been transferred to the buyer, which coincides with delivery and acceptance of the products by the buyer.

Depreciation and Amortization

Our long-lived assets mainly include property, plant and equipment and intangible assets with definite life. We depreciate and amortize our long-lived assets except for goodwill using the straight-line method of accounting over the estimated useful lives of the assets. We make estimates of the useful lives of property, plant and equipment (including the salvage values) and intangibles with definite life in order to determine the amount of depreciation and amortization expenses to be recorded during each reporting period. Leasehold improvements are amortized over the shorter of the lease term or estimated useful lives of the assets. We estimate the useful lives of property, plant and equipment, and intangible assets with definite life at the time the assets are acquired based on historical experience with similar assets as well as anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, we might shorten the useful lives assigned to these assets, which would result in the recognition of increased depreciation and amortization expense in future periods.

When items are retired or otherwise disposed of, income is charged or credited for the difference between the net book value and proceeds received thereon. Ordinary maintenance and repairs are charged to expense as incurred. The estimated useful lives of our property, plant and equipment are as follows:

Useful Life
Plant and buildings	20 years
Machinery and equipment	5 -10 years
Furniture, fixtures and office equipment	5 years
Motor vehicles	5 years
Leasehold improvements	Shorter of the lease term and estimated useful life

Costs incurred during the construction of new facilities and offices are initially capitalized as construction in progress and transferred into property, plant and equipment when the assets are ready for their intended use, at which time depreciation commences.

Intangible assets represent unpatented technology and goodwill. Unpatented technology is carried at cost less accumulated amortization and amortized on a straight-line basis over the useful life of four to five years.

There has been no change to the estimated useful lives during the periods presented.

Impairment of Long-lived Assets

We review our long-lived assets, including property, plant and equipment, intangible assets and goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of such an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of the asset to the recoverable amount of the asset. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the carrying amount of the asset exceeds its recoverable amount, an impairment charge is recognized to the extent that the carrying amount of the asset exceeds its recoverable amount. There were no impairment charges on long-lived assets for any of the financial periods presented in this prospectus.

Goodwill impairment testing is performed annually at the end of each reporting period. No goodwill impairment loss was recognized for the years ended December 31, 2008 and 2009 and for the six months ended June 30, 2010.

Share-based Compensation

We account for share-based payments under the provisions of IFRS 2, Share-based Payment, or IFRS 2. Under IFRS 2, we are required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award and recognize the expense in our consolidated statements of comprehensive income over the period during which an employee is required to provide service in exchange for the award. The additional expenses associated with share-based compensation may reduce the attractiveness of our equity incentive plans.

For share-based compensation awards granted to our employees by one of our current investors, we recognize the costs of the share-based compensation awards with a corresponding credit to additional paid-in capital. The cost of the compensation is measured based on the grant date fair value of the award.

November 17, 2008 was determined as the date of grant for the compensatory awards when all parties had reached the common understanding of key terms and conditions of the awards and all requisite approvals relating to the share transfers were obtained. First Base, which at that time owned 32.19% equity interests in Guangdong Mingyang, and Clarity China, an entity which then owned 100% of the equity interest in First Base, entered into share transfer agreements with three companies that are respectively owned by:

•	Chuanwei Zhang, our chairman and chief executive officer;

•	Xian Wang, our senior vice president; and

•	Song Wang, our senior vice president.

Mr. Chuanwei Zhang, Mr. Xian Wang and Mr. Song Wang were our founders and have served as our executive management since our inception in 2006. Mr. Chuanwei Zhang is our chairman and chief executive officer, who has been responsible for day-to-day management of our company and is in charge of establishing and supervising our overall development strategies. Mr. Xian Wang is our vice president in charge of operations and strategies. Mr. Xian Wang previously served as our chief operating officer and chief financial officer. By leveraging his financial expertise and experience, Mr. Xian Wang has been regularly monitoring the financial conditions of our company and has also contributed to our company by developing relationships with our shareholders and external financial institutions. Mr. Song Wang is our vice president in charge of our technology development, marketing and sales services. As an industrial expert, Mr. Song Wang supervises the performance of our research and development team and administrates the research and development resource allocation. He also played a key role in the establishment of our relationship with aerodyn for the transfer of wind turbine technologies.

Clarity China transferred 42.69% of its equity interests in First Base to these three companies for a total nominal consideration of HK$4,269 as an award for the three senior management members’ past services provided to Guangdong Mingyang. Because First Base is a holding company with no operations and assets other than the equity interests in Guangdong Mingyang, upon the share transfers, the three senior management members effectively received 13.74% equity interests in Guangdong Mingyang for their past services.

Because no future services are required to be performed by these senior management members in exchange for the award and the award does not contain any performance or market condition, the cost of the award, as measured based on the fair value of the transferred shares in First Base, or 13.74% equity interests in Guangdong Mingyang, as of the date of grant, was immediately charged to the statements of comprehensive administrative expenses with a corresponding credit to capital reserve. The estimated fair value of this share-compensation award was RMB379.5 million at the date of the grant.

Our determination of the amount of share-based compensation expense we recognize requires significant judgment, including, most importantly, our determination of the estimated fair value of our equity value as of the date of grant. We engaged an independent appraiser to assist us in our determination of the fair value of our equity value as of the date of grant, for which we take full responsibility. Determining the fair value of our equity value requires making complex and subjective judgments regarding projected financial and operating results, our business risks, the liquidity of our shares and our operating history and prospects at the time of grant.

In assessing the fair value of our equity value, we considered the following principal factors:

•	the nature of our business;

•	the financial condition of our business and the economic outlook in general;

•	the operational contracts and agreements in relation to our business;

•	our projected operating results; and

•	financial and business risks.

We believe the discounted cash flow, or DCF, method, an income approach technique, to be most relevant and reliable to assess the fair value of the equity of Guangdong Mingyang. The DCF method involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. The major assumptions used in deriving the fair values are consistent with our business plan, including:

•	production and delivery plan of wind turbines and rotor blades;

•	unit selling price of wind turbines;

•	turnover ratios of inventories, trade receivables and trade payables; and

•	gross profit margins.

Other major assumptions used by us in calculating the fair values of our equity value include our weighted average costs of capital, or WACC, of 16.37% was used. This was the combined result of the changes in risk-free rate, industry average beta, and the change in risk premium for a company of our size as we continued to grow and meet important milestones.

The above assumptions used by us in deriving the fair values were consistent with our business plan and major milestones achieved by us. We also used other general inherently uncertain assumptions, including the following:

•	no material changes in the existing political, legal, fiscal and economic conditions and wind turbine industry in China;

•	no major changes in tax law in China or the tax rates applicable to our subsidiaries and consolidated affiliated entities in China;

•	our future growth will not be constrained by the lack of funding;

•	our ability to retain competent management and key personnel to support our ongoing operations; and

•	industry trends and market conditions for wind turbine and related industries will not deviate significantly from economic forecasts.

We recognized share-based compensation expenses in 2008 in the amount of RMB379.5 million, but did not recognize such expenses in other periods up to June 30, 2010.

Our shareholders adopted our 2010 equity incentive plan on August 31, 2010. On September 30, 2010, we granted options to purchase an aggregate of 4,600,000 ordinary shares under our 2010 share incentive plan to certain of our directors, officers and other employees. Such options have an exercise price of US$8.40, which is equal to 60% of the price to public of US$14.00 per ADS, divided by one ordinary share underlying each ADS. Consequently, we expect to start incurring share-based compensation expenses associated with these grants commencing in the quarter ending September 30, 2010. For example, based upon the price to public of US$14.00 per ADS, we expect to incur share based compensation expenses of RMB35.4 million (US$5.2 million) for the year ending December 31, 2010.

Deferred Income Taxes

We account for deferred income taxes under the asset and liability method. We recognize deferred tax assets and liabilities for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The realization of the future tax benefits of a deferred tax asset is dependent on future taxable income against which such tax benefits can be applied or utilized, the consideration of the scheduled reversal of deferred tax liabilities and any available tax planning strategies. Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized. The carrying amount of a deferred tax asset is reviewed at each reporting date and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilized. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Inventories

Our inventories are stated at the lower of cost or net realizable value, which represents the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. The cost of inventories is determined using the weighted average cost method and includes expenditure incurred in acquiring the inventories, production on conversion costs and other costs incurred in bringing the inventories to their existing condition and location. For finished goods and work in progress, cost includes an appropriate share of production overheads based on normal operating capacity.

We record inventories provisions that have cost in excess of estimated market value. If the utility of our inventories were to be impaired by damage, deterioration, obsolescence or other causes, we would write down the cost of our inventories to their net realizable values. The inventories provisions for the years ended December 31, 2007, 2008 and 2009 and for the first six months of 2010 were nil, RMB30.7 million, RMB8.3 million (US$1.2 million) and nil, respectively, and were included in cost of sales in our statements of operations.

Warranty

We perform a functionality test to our wind turbines after the installation in order to test the performance of the wind turbines to make sure they meet all of the specific acceptance criteria of our customers and are properly connected to the power grids. A durability test is subsequently performed to ensure proper and stable connection of our wind turbines to the power grids. The warranty period of our wind turbines commences after they pass the durability test. We typically provide a two-year warranty for our wind turbines after the wind turbines have passed the durability test. As required by relevant bidding procedures for certain wind farm projects, we have offered key customers warranties over a longer period of up to five years. Of 1,776 units of wind turbines for which we secured contracts as of June 30, 2010, we offered warranties for a two-year period for 825 units and for periods longer than two years for 951 units of wind turbines. During the warranty period, we provide technical and maintenance support services and cover parts and labor for non-maintenance repairs and replacement. Upon the occurrence of any repairs and replacements, we typically restart the warranty period for the repaired or replacement components. During the warranty period, we also typically guarantee the availability and performance of our wind turbines. We are generally obligated to pay monetary damages of up to 10% of the purchase price of the wind turbine in the case of non-performance or underperformance. Customers can also choose to replace the wind turbines if the annual power output of our wind turbines does not exceed certain designed power output after extensive verification. In addition, we offer under the sales contracts to provide the customers with certain spare parts at prices which are determined with reference to fair market prices at the time of the sales contracts, or at estimated fair market prices at the time of delivery of such spare parts.

Our first wind turbine passed the durability test in April 2009 and has not been in use for more than the warranty period. Since we have limited historical experience, we have elected to estimate the amount of potential future claims during the warranty periods with reference to the warranty experience of other companies in the same business. We compare the warranty practice, design and technology of our wind turbines with those of our competitors in our industry, and we believe our warranty practice and the design and technology of our wind turbines are in accordance with industry standards and specifications and are comparable to these competitors in terms of the performance and durability. Accordingly, we estimate the amount of potential future claims during the warranty periods based on our limited historical experience and the warranty accrual practice of our competitors that are public companies. We accrued the equivalent of 3.3% of revenues from sale of wind turbines for each of 2008 and 2009, based on the best estimate of the cost of future warranty obligations.

In addition, under a majority of our sales contracts we have entered into, we are obligated to replace key components, including the gearbox, electric generator, main shaft, main frame and nacelle cover (which refers to the cover of the compartment of a wind turbine that houses the gearbox, main shafts, electrical control unit, nacelle level electrical control cabinet and generator), throughout the design life time of the wind turbine of 20-year at no additional cost to our customers in a timely manner if such defects are as a result of our wind turbine designs. As a result, we bear the risk of warranty claims after we have recognized revenues for wind turbines sold. Any problems with the quality or performance of our wind turbines, if proven by the customer to be our fault, would increase our warranty-related expenses. Given the stable performance of our wind turbines that have been commissioned and are in operation, we were able to renegotiate and cancel our potential obligations for the 20-year design life of wind turbines under sales contracts for which we recognized revenue and are currently in the process of negotiating with relevant customers to cancel such potential obligations under the rest of the sales contracts we entered into in the past. Moreover, we do not expect to enter into similar warranty provisions with our customers in the future. Therefore, no additional warranty costs were accrued for such requirement for replacement of key components during their design life time.

Actual warranty costs will depend on a variety of factors including actual failure rates, material and product delivery costs at the time of failure and other costs incurred to fulfill the obligation to replace or repair the product. Actual warranty costs incurred or claimed are charged against the accrued warranty liability. To the extent that actual warranty costs differ significantly from our estimates, we will revise our warranty provisions accordingly. Any such revisions to our accrued warranty liability will affect our results of operations in the period the revision is made as well as subsequent periods to the extent the amount of estimated warranty provisions of related sales revenues is adjusted.

Internal Control over Financial Reporting

Prior to this offering, we have been a private company with limited accounting and other resources with which to address our internal controls and procedures.

During the course of the preparation and external audit of our consolidated financial statements as of December 31, 2008 and 2009 and for the three-year period ended December 31, 2009, we engaged an independent internal control compliance advisor to assist us in our identification of material weaknesses and significant deficiencies in our internal control over financial reporting, for which we take full responsibility.

Material weaknesses identified by our independent registered public accounting firm and our internal control compliance advisor include:

•	an insufficient number of personnel with the appropriate level of accounting knowledge, experience and training in the application of IFRS and compliance with the SEC reporting requirements;

•	inadequate procedures related to the identification, approval and documentation of related party transactions;

•	a lack of formal controls and procedures to ensure that transactions are recorded on the accrual basis of accounting; and

•	a lack of formal procedures for (i) the regular review and approval of inventories provision and (ii) systematically carrying out, and documenting the results of, inventory count.

Significant deficiencies identified by our independent registered public accounting firm and our internal control compliance advisor include:

•	a lack of formal policies and procedures to document the process and the results of assessment of creditworthiness of our customers relating to our trade receivables;

•	inadequate formal control procedures for the preparation and review of consolidated journal entries;

•	insufficient formal procedures for the identification and review of significant contracts and documents; and

•	a lack of formal procedures with respect to the preparation and review of bank reconciliation.

These material weaknesses and significant deficiencies in our internal control over financial reporting could result in a material misstatement of our financial statements that will not be prevented or detected. As a result, with the assistance of our independent internal control compliance advisor, we have taken actions and measures to significantly improve our internal control over financial reporting in order to obtain reasonable assurance regarding the reliability of our financial statements, including:

•	engaging an independent internal control compliance advisor to help us remediate the weaknesses and deficiencies;

•	establishing an audit committee upon the completion of this offering and a policy to preapprove related party transactions;

•

actively hiring additional individuals with IFRS and SEC reporting expertise, including our chief financial officer, who joined us in January 2010, and our deputy chief financial officer, Mr. Hai Jia, who joined us in July 2010;

•	implementing control procedures and preparing accounting policy manuals to assist in preparing financial statements in accordance with IFRS;

•	providing training on internal control related subjects to staff by third party consultants; and

•	implementing a customized IT and ERP system to integrate operation and financial reporting.

However, not all of the results of these actions and measures have been tested. We may also determine that additional actions and measures should be taken. Furthermore, we cannot assure you if or when we will be able to remedy these control deficiencies, that our independent registered public accounting firm will agree with our assessment, or that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. If the control deficiencies we have identified recur, or if we identify additional deficiencies or fail to implement new or improved controls successfully in a timely manner, we may be unable to issue timely and accurate financial reports and investors could lose confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs, or otherwise harm our reputation.

We are committed to continuing to improve our internal control processes. However, any control system, regardless of how well designed, operated and evaluated, can provide only reasonable, not absolute, assurance that its objectives will be met. As we continue to evaluate and work to improve our internal control over financial reporting, we may take additional actions and measures to address any control deficiencies identified by us or our independent registered public accounting firm. Until remediation of our material weaknesses and significant deficiencies, we will continue to perform and rely on the additional procedures described above and other measures as needed to assist us with meeting the objectives otherwise fulfilled by an effective internal control environment.

Under current and proposed rules and regulations implementing Section 404 of the U.S. Sarbanes-Oxley Act of 2002, or SOX 404, we expect to be required to, beginning with the fiscal year ending December 31, 2011, deliver a report that assesses the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm will be required to audit and report on the effectiveness of our internal control over financial reporting. We have a substantial effort ahead of us to complete the documentation and testing of our internal control over financial reporting, and to remediate any material weaknesses and significant deficiencies identified during that process. We may not be able to complete the required management assessment by our reporting deadline. An inability to complete this assessment in a timely manner or at all would result in receiving something other than an unqualified report from our independent registered public accounting firm with respect to our assessment of internal control over financial reporting. In addition, if material weaknesses or significant deficiencies are identified and not remediated, we would not be able to conclude that our internal control over financial reporting was effective, which would result in the inability of our independent registered public accounting firm to deliver an unqualified report on the effectiveness of our internal control over financial reporting. Inferior internal control over financial reporting could cause investors to lose confidence in the reliability of our financial statements, and such conclusion could negatively impact the trading price of our ADSs or otherwise harm our reputation.

Our Selected Quarterly Results of Operations

The following table presents our selected unaudited quarterly results of operations for the eight quarters in the period from July 1, 2008 to June 30, 2010. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited condensed consolidated financial statements for the quarters presented below on the same basis as our audited consolidated financial statements. The unaudited condensed consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. Our limited operating history makes it difficult to predict future operating results. The historical quarterly results presented below are not necessarily indicative of the results that may be expected for any future quarters or periods.

	Three Months Ended
	September 30, 2008	December 31, 2008	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010
	(in RMB thousands)
Revenue	—	124,677	149,576	451,989	231,159	339,968	1,008,074	1,310,536
Cost of sales	(15,299)	(132,683)	(145,604)	(447,557)	(205,317)	(298,246)	(801,316)	(1,061,486)

Gross (loss)/profit	(15,299)	(8,006)	3,972	4,432	25,842	41,722	206,758	249,050
Other income	590	1,000	—	100	100	68	2,547	4,575
Selling and distribution expenses	(4,347)	(9,881)	(9,294)	(19,488)	(26,244)	(35,836)	(13,965)	(40,937)
Administrative expenses	(9,111)	(391,543)	(12,695)	(14,309)	(15,693)	(24,778)	(19,630)	(25,862)
Research and development expenses	(3,404)	(5,284)	(4,550)	(8,070)	(9,889)	(30,280)	(14,584)	(8,663)

(Loss)/profit from operations	(31,571)	(413,714)	(22,567)	(37,335)	(25,884)	(49,104)	161,126	178,163

Finance income	1,622	167	94	1,039	2,722	1,642	1,614	1,798
Finance expense	(11,769)	(8,583)	(8,303)	(16,096)	(15,266)	(15,409)	(15,707)	(30,848)

Net finance expense	(10,147)	(8,416)	(8,209)	(15,057)	(12,544)	(13,767)	(14,093)	(29,050)

Share of loss of an associate, net of income tax expense	—	—	—	—	(151)	(3)	(230)	(931)

(Loss)/profit before income tax expense	(41,718)	(422,130)	(30,776)	(52,392)	(38,579)	(62,874)	146,803	148,182
Income tax (expense)/benefit	—	—	(1,357)	(34)	(10,022)	(27,082)	(8,838)	14,318

(Loss)/profit for the period	(41,718)	(422,130)	(32,133)	(52,426)	(48,601)	(89,956)	137,965	162,500

Total comprehensive (loss)/income for the period	(41,718)	(422,130)	(32,133)	(52,426)	(48,601)	(89,956)	137,965	162,500

Attributable to:
Shareholders of the Company	(41,287)	(417,669)	(31,556)	(51,493)	(48,618)	(89,646)	136,845	160,888
Non-controlling interest	(431)	(4,461)	(577)	(933)	17	(310)	1,120	1,612

	(41,718)	(422,130)	(32,133)	(52,426)	(48,601)	(89,956)	137,965	162,500

Basic and diluted (loss)/earnings per share	(0.41)	(4.18)	(0.32)	(0.51)	(0.49)	(0.90)	1.37	1.61

Our quarterly results of operations are affected by seasonal trends caused by wind farm operators’ business practices and customer demand. Since the customers typically award winning bids for wind farm projects in the first and fourth quarters of each year due primarily to their internal budgeting schedules, we generally start manufacturing most of our wind turbines in the second and third quarters, in order to satisfy the delivery schedules under respective sale contracts. As a result, our cost of sales, mainly consisting of raw material costs and manufacturing overhead associated with turbine manufacturing, is typically higher in the second and third quarters of each year. Our selling and distribution expenses varied on a quarter-over-quarter basis, mainly in response to the units of wind turbines we delivered in each quarter. The significant increase in the selling and distribution expenses in the second quarter of 2009 from the first quarter was primarily due to a significant amount of bidding charges we incurred for biddings of wind farm projects we participated in. Our administrative expenses increased significantly in the fourth quarter of 2008 due to the one-time share-based compensation expenses we incurred in that period, and our administrative expenses increased in the fourth quarter of 2009 primarily due to a compensation payment of RMB7.2 million paid to a customer in connection with a delay in delivery of wind turbines to its wind farm. Our research and development expenses varied from quarter to quarter, depending on the research and development activities and expenses incurred. The significantly high research and development expenses in the fourth quarter of 2009 and the first quarter of 2010 primarily reflected the professional service fees we paid to third-party service providers for their services relating to wind turbine technology improvements and the materials we consumed for our research and development activities.

Our total revenue fluctuates from quarter to quarter due in part to the timing of revenue recognition with respect to the completion of the turbine commissioning process for different wind farms throughout the year. Other factors that may cause our quarterly operating results to fluctuate include, among others, changes in general economic conditions in China, the availability and pricing of components and parts, and the impact of unforeseen events, such as unexpected natural disasters or changes in industrial policies from local and central governments.

Results of Operations

The following summary consolidated statements of comprehensive income data for the years ended December 31, 2007, 2008 and 2009 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The following summary consolidated statement of comprehensive income data for the six months ended June 30, 2009 and 2010 have been derived from our unaudited condensed consolidated financial statements, which are included elsewhere in this prospectus. The historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,							Six Months Ended June 30,
	2007		2008		2009			2009		2010
	RMB	% of Total Revenue	RMB	% of Total Revenue	RMB	US$	% of Total Revenue	RMB	% of Total Revenue	RMB	US$	% of Total Revenue
	(in thousands, except percentage)
Revenue	—	—	124,677	100.0	1,172,692	172,925	100.0	601,565	100.0	2,318,610	341,902	100.0
Cost of sales	—	—	(160,830)	(129.0)	(1,096,724)	(161,723)	(93.5)	(593,161)	(98.6)	(1,862,802)	(274,689)	(80.3)

Gross (loss)/profit	—	—	(36,153)	(29.0)	75,968	11,202	6.5	8,404	1.4	455,808	67,213	19.7
Other income	—	—	1,590	1.3	268	40	0.0	100	0.0	7,122	1,050	0.3
Selling and distribution expenses	(5,886)	—	(17,738)	(14.2)	(90,862)	(13,399)	(7.7)	(28,782)	(4.8)	(54,902)	(8,096)	(2.4)
Administrative expenses	(13,157)	—	(413,951)	(332.0)	(67,475)	(9,950)	(5.8)	(27,004)	(4.5)	(45,492)	(6,708)	(2.0)
Research and development expenses	(3,321)	—	(11,980)	(9.6)	(52,789)	(7,784)	(4.5)	(12,620)	(2.1)	(23,247)	(3,427)	(1.0)

(Loss)/profit from operations	(22,364)	—	(478,232)	(383.6)	(134,890)	(19,891)	(11.5)	(59,902)	(10.0)	339,289	50,032	14.6
Finance income	80	—	2,073	1.7	4,092	603	0.3	769	0.0	3,412	503	0.1
Finance expense	(358)	—	(23,585)	(18.9)	(53,669)	(7,914)	(4.5)	(24,035)	(4.0)	(46,555)	(6,865)	(2.0)
Net finance expense	(278)	—	(21,512)	(17.2)	(49,577)	(7,311)	(4.2)	(23,266)	(3.9)	(43,143)	(6,362)	(1.9)
Share of loss of an associate, net of income tax expense	—	—	—	—	(154)	(23)	(0.0)	—	—	(1,161)	(171)	(0.0)
(Loss)/profit before income tax expense	(22,642)	—	(499,744)	(400.8)	(184,621)	(27,225)	(15.7)	(83,168)	(13.8)	294,985	43,499	12.7
Income tax expense/(benefit)	—	—	—	—	(38,495)	(5,676)	(3.3)	(1,391)	(0.2)	5,480	808	0.3

(Loss)/profit for the period	(22,642)	—	(499,744)	(400.8)	(223,116)	(32,901)	(19.0)	(84,559)	(14.1)	300,465	44,307	13.0
Total comprehensive (loss)/income for the period	(22,642)	—	(499,744)	(400.8)	(223,116)	(32,901)	(19.0)	(84,559)	(14.1)	300,465	44,307	13.0
Attributable to
Shareholders of the Company	(22,416)	—	(494,493)	396.6	(221,313)	(32,635)	(18.9)	(83,049)	(13.8)	297,733	43,904	12.9
Non-controlling interest	(226)	—	(5,251)	(4.2)	(1,803)	(266)	(0.1)	(1,510)	(0.3)	2,732	403	0.1

Six Months Ended June 30, 2010 Compared to Six Months Ended June 30, 2009

Revenue. Our total revenue increased significantly from RMB601.6 million for the six months ended June 30, 2009 to RMB2,318.6 million (US$341.9 million) for the same period in 2010. All of our revenue was derived from our business operations in China.

Our revenue derived from sales of wind turbines increased significantly from RMB601.0 million in the six months ended June 30, 2009 to RMB2,315.1 million (US$341.4 million) in the same period in 2010, representing the sales of 78 units and 310 units of wind turbines for which revenue was recognized in the six months ended June 30, 2009 and 2010, respectively. The increase was primarily due to a significant increase in the number of wind turbines we sold that had been commissioned and accepted by our customers, which was driven by an increased demand for our wind turbines by our existing and new customers. The increase in the revenue derived from the wind turbines we sold, however, was partially offset by the decrease in the average contract selling price of the wind turbines. The average contract selling price for our 1.5MW wind turbines and technical support and maintenance services, based on sales contracts we entered into in the six months ended June 30, 2009 and 2010, respectively, on a per kW basis, decreased by 22.2% from RMB5,265 per kW to RMB4,098 per kW (US$604.3 per kW). The average revenue per unit of our wind turbines decreased to RMB7.5 million (US$1.1 million) per unit for the 310 units for which we recognized revenue in the six months ended June 30, 2010, from RMB7.7 million per unit for the 78 units for which we recognized revenue in the same period in 2009. The decrease in average revenue per unit was principally due to the increasing competition and pricing pressure we faced in the market.

We have sold raw materials to third parties from time to time, but we do not expect to engage in such sales as part of our ordinary course of business. We recognized revenue derived from sales of raw materials of RMB0.6 million for the six months ended June 30, 2009. We did not sell any raw materials to third parties in the same period in 2010.

We recognized revenue derived from the provision of technical and maintenance support services we provided to our customers during the warranty period in the amount of RMB3.5 million (US$0.5 million) for the six months ended June 30, 2010. We did not recognize any revenue from technical and maintenance support services for the six months ended June 30, 2009 as there were no wind turbines which completed the durability test in that period.

Cost of sales. Our cost of sales increased significantly from RMB593.2 million for the six months ended June 30, 2009 to RMB1,862.8 million (US$274.7 million) for the same period in 2010. This increase was primarily due to the significant increase in the units of wind turbines we sold in the first six months of 2010. The increase was mainly attributable to an increase in direct material costs from RMB535.3 million to RMB1,702.1 million (US$251.0 million), an increase in warranty cost from RMB19.9 million to RMB75.6 million (US$11.1 million), an increase in staff costs from RMB15.5 million to RMB36.6 million (US$5.4 million) and an increase in rental expenses from RMB4.0 million to RMB12.8 million (US$1.9 million). Our cost of sales as a percentage of total revenues decreased to 80.3% for the six months ended June 30, 2010 from 98.6% for the same period in 2009. This decrease was primarily attributable to a decrease in the cost of raw materials used as a percentage of our total revenue from 89.0% to 73.4%, a decrease in utilities expense as a percentage of our total revenue from 0.6% to 0.2% and a decrease in our manufacturing overhead, including staff cost and rental expenses, as a percentage of our total revenue from 3.2% to 2.1%, as a result of our increasing scale.

Gross profit. As a result of the foregoing, our gross profit for the six months ended June 30, 2009 and 2010 amounted to RMB8.4 million and RMB455.8 million (US$67.2 million), representing a gross margin of 1.4% and 19.7%, respectively.

Other income. Other income increased significantly from RMB0.1 million for the six months ended June 30, 2009 to RMB7.1 million (US$1.1 million) for the same period in 2010, which represented an increase in recognized government grants for our research and development projects and manufacturing facilities improvements. Government grants that compensate us for research and development expenses incurred are recognized as other income in the same periods in which the expenses are recognized. Government grants that compensate us for the cost of an asset are recognized in other income over the useful life of the asset. For the six months ended June 30, 2010, we received government grants of RMB102.9 million (US$15.2 million), compared with nil for the same period in 2009, of which RMB95.8 million (US$14.1 million) was recorded as deferred income as of June 30, 2010.

Selling and distribution expenses. Our selling and distribution expenses increased by 90.6% from RMB28.8 million for the six months ended June 30, 2009 to RMB54.9 million (US$8.1 million) for the same period in 2010. The increase was mainly attributable to an increase in transportation expenses from RMB16.5 million to RMB24.8 million (US$3.7 million) due to the increase in the units of wind turbines we delivered in the first six months of 2010 and the commission fee we paid to Mingyang Energy Investment in the six months ended June 30, 2010 and an increase in the staff cost from RMB1.3 million to RMB5.2 million (US$0.8 million) as a result of the expansion of our marketing and sales team, partially offset by a decrease in bidding charges from RMB8.3 million to RMB6.8 million (US$1.0 million).

Administrative expenses. Our administrative expenses increased by 68.5% from RMB27.0 million for the six months ended June 30, 2009 to RMB45.5 million (US$6.7 million) for the same period in 2010. This increase was primarily due to an increase in staff cost from RMB7.9 million to RMB14.8 million (US$2.2 million) as a result of the increased administrative headcount, an increase in professional service fees from RMB1.4 million to RMB6.3 million (US$0.9 million), and an increase in depreciation from RMB0.6 million to RMB3.3 million (US$0.5 million). As a result of the above, our administrative expenses as a percentage of our total revenues decreased from 4.5% for the six months ended June 30, 2009 to 2.0% for the six months ended June 30, 2010.

Research and development expenses. Our research and development expenses increased by 84.1% from RMB12.6 million for the six months ended June 30, 2009 to RMB23.2 million (US$3.4 million) for the same period in 2010. This increase in our research and development expenses was primarily due to an increase in staff cost from RMB3.6 million to RMB7.1 million (US$1.0 million) resulting from the expansion of our research and development team, an increase of RMB2.5 million (US$0.4 million) in professional service fee and an increase of RMB2.2 million (US$0.3 million) in the investment in equipment and materials for our research and development activities.

(Loss)/profit from operations. As a result of the foregoing, our profit from operations was RMB339.3 million (US$50.0 million) for the six months ended June 30, 2010, representing an operating margin of 14.6%, as compared to a loss of RMB59.9 million for the six months ended June 30, 2009.

Net finance expense. Our finance income increased significantly from RMB0.8 million for the six months ended June 30, 2009 to RMB3.4 million (US$0.5 million) for the same period in 2010, representing an increase in interest income from RMB0.8 million for the six months ended June 30, 2009 to RMB3.4 million (US$0.5 million) for the same period in 2010 as a result of our increased demand deposits at banks. Our finance expense increased by 94.2% from RMB24.0 million for the six months ended June 30, 2009 to RMB46.6 million (US$6.9 million) for the same period in 2010. This increase was due primarily to the change in fair value of foreign currency forward contracts of RMB23.6 million (US$3.5 million) recorded for the six months ended June 30, 2010. As a result, our net finance expense increased by 85.0% from RMB23.3 million for the six months ended June 30, 2009 to RMB43.1 million (US$6.4 million) for the same period in 2010.

Share of loss of an associate, net of income tax expense. Guangdong Mingyang invested in a 34.9% equity interest in Tianjin Jinneng in February 2009. As of June 30, 2010, Tianjin Jinneng was still in a development stage and did not commence any commercial operations. Our share of loss relating to Tianjin Jinneng amounted to nil and RMB1.2 million (US$0.2 million) for the six months ended June 30, 2009 and 2010, respectively.

(Loss)/profit before income tax expense. As a result of the foregoing, we had profit before income tax expense of RMB295.0 million (US$43.5 million) for the six months ended June 30, 2010, as compared to a loss of RMB83.2 million for the same period in 2009.

Income tax (expense)/benefit. We incurred income tax expense in the amount of RMB1.4 million and had income tax benefit of RMB5.5 million (US$0.8 million) for the six months ended June 30, 2009 and 2010, respectively. The income tax benefit for the six months ended June 30, 2010 included the provision of current income tax in the amount of RMB14.9 million (US$2.2 million) attributable to the taxable income from Guangdong Mingyang and its subsidiaries, and the deferred tax benefit of RMB20.4 million (US$3.0 million). In 2009, we did not recognize deferred tax assets in respect of the temporary differences of Guangdong Mingyang and some of its subsidiaries because we do not consider it probable that the temporary differences could be utilized in view of their historical operating losses. Based on a reassessment as of June 30, 2010, we recognized a previously unrecognized deferred tax asset of RMB21.7 million (US$3.2 million), representing an amount that we believe is probable that future profits will allow such deferred tax asset to be recovered. This reassessment was made based on the actual operating results for the six-month period ended June 30, 2010, and the projected taxable income of Guangdong Mingyang and its subsidiaries according to the sales contracts we had secured.

(Loss)/profit for the period. As a result of all the foregoing factors, we recorded a profit of RMB300.5 million (US$44.3 million), representing a net profit margin of 13.0%, for the six months ended June 30, 2010 as compared to a net loss of RMB84.6 million for the same period in 2009.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenue. Our total revenue increased significantly from RMB124.7 million for the year ended December 31, 2008 to RMB1,172.7 million (US$172.9 million) for the year ended December 31, 2009. All of our revenue was derived from our business operations in China.

Our revenue derived from sales of wind turbines increased significantly from RMB119.3 million in 2008 to RMB1,169.2 million (US$172.4 million) in 2009. In accordance with IFRS, we deferred the recognition of revenue attributable to a delivered wind turbine until it is commissioned which is when we have provided all installation supervision services and completed a functionality test which are accepted by our customers. Accordingly, we recognized revenues derived from sales of wind turbines for 152 units for the year ended December 31, 2009 compared to 16 units for the year ended December 31, 2008. This compares to total deliveries of 69 units and 378 units in 2008 and 2009, respectively. The increase was primarily due to a significant increase in the number of wind turbines we sold that had been commissioned and had been accepted by our customers, which was driven by an increased demand for our wind turbines by our existing and new customers. While the average contract selling price for our wind turbines and technical support and maintenance services, based on sales contracts we entered into in 2008 and 2009, decreased by 9.0% from 2008 to 2009, the average revenue amount of our wind turbines increased from RMB7.5 million per unit for the 16 units for which we recognized revenue in 2008 to RMB7.7 million per unit for the 152 units for which we recognized revenue in 2009, respectively. The increase was principally due to the relatively low selling price of 15 wind turbines we sold to one wind farm project for which we recognized revenue in 2008, as a result of lower specifications requested by the customer.

We sold raw materials to third parties, but we do not expect to engage in such sales as part of our ordinary course of business. We recognized revenue derived from sales of raw materials in the amount of RMB5.3 million for the year ended December 31, 2008 and RMB2.5 million (US$0.4 million) for the year ended December 31, 2009, respectively.

We started to recognize revenue derived from the provision of technical and maintenance support services in the amount of RMB1.0 million (US$0.1 million) for the year ended December 31, 2009 in connection with the technical and maintenance support services we provided to our customers during the warranty period.

We recognized revenue in connection with sales of wind turbines to two of our end customers for the year ended December 31, 2008, one of which contributed approximately 90% of our total revenues for the year. We recognized revenues in connection with sales of wind turbines to five end customers in the year ended December 31, 2009, three of which, together with their respective affiliates, each contributed more than 20% of our total revenues for the year and in the aggregate over 80% of our total revenues for the year. We intend to diversify our customer base in order to achieve balanced and sustainable sales growth in the future.

Cost of sales. Our cost of sales increased significantly from RMB160.8 million for the year ended December 31, 2008 to RMB1,096.7 million (US$161.7 million) for the year ended December 31, 2009. This increase was primarily due to the significant increase in the volume of wind turbines we sold for the year ended December 31, 2009. The increase was primarily attributable to an increase in direct material costs from RMB115.0 million to RMB991.3 million (US$146.2 million), an increase in warranty cost from RMB3.9 million to RMB38.6 million (US$5.7 million), an increase in staff costs from RMB2.7 million to RMB20.2 million (US$3.0 million) and an increase in depreciation costs from RMB4.4 million to RMB19.8 million (US$2.9 million), partially offset by a decrease in our inventory provision from RMB30.7 million to RMB8.3 million (US$1.2 million). Our cost of sales as a percentage of total revenues has decreased to 93.5% for the year ended December 31, 2009 from 129.0% for the year ended December 31, 2008. Such decrease was primarily attributable to a decrease in inventory provision as a percentage of our total revenues from 24.7% to 0.7% as we improved our inventory management, a decrease in the materials used as a percentage of our total revenue from 92.2% to 84.5% and a decrease in our manufacturing overhead, including staff costs and rental expenses, incurred as a percentage of our total revenue from 3.1% to 2.1%, both resulting from our increased scale, a decrease in our depreciation cost as a percentage of our total revenue from 3.6% to 1.7% and, partially offset by an increase in the estimated warranty cost due to the significant increase in the sales of our wind turbine.

Gross profit (loss). As a result of the foregoing, our gross profit for the year ended December 31, 2009 was RMB76.0 million (US$11.2 million), representing a gross margin of 6.5%, as compared to a gross loss of RMB36.2 million for the year ended December 31, 2008.

Other income. Other income decreased by 83.1% from RMB1.6 million for the year ended December 31, 2008 to RMB0.3 million (US$44,238) for the year ended December 31, 2009, which represented a decrease in recognized government grants awarded to our subsidiary, Jilin Mingyang, for our research and development projects which totaled RMB1.6 million for the year ended December 31, 2008 as compared to RMB0.3 million (US$44,238) for the year ended December 31, 2009, awarded to Guangdong Mingyang for its advanced wind turbine technologies.

Selling and distribution expenses. Our selling and distribution expenses increased significantly, from RMB17.7 million for the year ended December 31, 2008 to RMB90.9 million (US$13.4 million) for the year ended December 31, 2009. The increase was mainly attributable to an increase in transportation expenses from RMB12.9 million to RMB56.9 million (US$8.4 million), a sales commission payment we made to an affiliate entity owned by our chief executive officer in the amount of RMB15.3 million (US$2.3 million) for their assistance to our customers to obtain lease financing from financial institutions and an increase in bidding charges from RMB0.9 million to RMB10.4 million (US$1.5 million) from 2008 to 2009. Selling and distribution expenses as a percentage of our total revenues decreased from 14.2% for the year ended December 31, 2008 to 7.7% for the year ended December 31, 2009 primarily due to the reduction of our transportation expenses as a percentage of our total revenues which decreased from 10.4% to 4.9% over the same period as a result of shorter total transportation distances as we commenced production at our Jilin facility, which is closer to our customers’ wind farms located in northern China as compared to our Zhongshan and Xi’an facilities. The decrease was also due to our improved wind turbine designs. For instance, we improved our rotor blade design such that we can fit two rotor blades on one truck instead of just one rotor blade. We also benefited from economy of scale and our ability to expand our business with limited marketing and sales activities as our staff and travelling costs as a percentage of our total revenues decreased over the same period.

Administrative expenses. Our administrative expenses decreased by 83.7% from RMB414.0 million in the year ended December 31, 2008 to RMB67.5 million (US$10.0 million) for the year ended December 31, 2009. This decrease was primarily due to the share-based compensation expense of RMB379.5 million for our three senior management members we incurred in 2008 as a result of the awards granted by one principal equityholder of us to these members for their committed services provided to us which was partially offset by an increase in staff costs from RMB11.2 million to RMB19.7 million (US$2.9 million) resulting from an increase of our administrative headcount, including senior management as well as department heads and managers of functional departments and divisions, from 239 in 2008 to 405 in 2009, a compensation payment to a customer in connection with our approximately three-month delay in the delivery of 11 units of wind turbines in the amount of RMB7.2 million (US$1.1 million) in 2009. We do not expect to incur such compensation payments in the future. As a result of the above, our administrative expenses as a percentage of our total revenues decreased from 332.0% for the year ended December 31, 2008 to 5.8% for the year ended December 31, 2009.

Research and development expenses. Our research and development expenses increased significantly from RMB12.0 million in the year ended December 31, 2008 to RMB52.8 million (US$7.8 million) for the year ended December 31, 2009. The increase in our research and development expenses was primarily due to an increasing investment in equipment and materials for our research and development activities and an increase in professional service fees. Research and development expenses for the year ended December 31, 2009 consisted of fees paid to third party service providers and consultants as well as to aerodyn Energiesysteme for their technical support in connection with our 1.5MW wind turbines. We account staff costs of our core research and development team (excluding technology personnel) as part of research and development expenses. Staff costs of our research and development team were RMB4.1 million and RMB7.6 million (US$1.1 million) in 2008 and 2009, respectively, primarily as a result of an increase in the headcount of our core research and development team from 47 in 2008 to 84 in 2009. Research and development expenses as a percentage of our total revenues decreased from 9.6% for the year ended December 31, 2008 to 4.5% for the year ended December 31, 2009 as we gradually accumulated certain in-house research and development expenses. In particular, professional service fees as a percentage of our total revenues decreased from 5.3% for the year ended December 31, 2008 to 1.8% for the year ended December 31, 2009.

Loss from operations. As a result of the foregoing, our loss from operations was RMB134.9 million (US$19.9 million) for the year ended December 31, 2009, representing an operating loss margin of 11.5%, as compared to a loss of RMB478.2 million for the year ended December 31, 2008.

Net finance expense. Our finance income increase by 97.4% from RMB2.1 million for the year ended December 31, 2008 to RMB4.1 million (US$0.6 million) for the year ended December 31, 2009. This increase was due primarily to an increase in interest income from RMB2.1 million for the year ended December 31, 2008 to RMB3.7 million (US$0.5 million) for the year ended December 31, 2009 as a result of our increased demand deposits at banks. Our finance expense increased significantly from RMB23.6 million for the year ended December 31, 2008 to RMB53.7 million (US$7.9 million) for the year ended December 31, 2009. This increase was due primarily to an increase in interest expense from RMB7.4 million for the year ended December 31, 2008 to RMB53.7 million (US$7.9 million) for the year ended December 31, 2009, as a result of increased interest incurred for increased borrowings. As a result, our net finance expense increased significantly from RMB21.5 million for the year ended December 31, 2008 to RMB49.6 million (US$7.3 million) for the year ended December 31, 2009.

Share of loss of an associate, net of income tax expense. We made an investment in respect of a 34.94% equity interest in Tianjin Jinneng in February 2009. As of December 31, 2009, Tianjin Jinneng was still in a development stage and did not commence any commercial operations. Our share of loss relating to Tianjin Jinneng amounted to RMB0.2 million (US$29,492) for the year ended December 31, 2009.

Loss before income tax expense. As a result of the foregoing, we recorded loss before income tax expense of RMB184.6 million (US$27.2 million) for the year ended December 31, 2009, as compared to RMB499.7 million for the year ended December 31, 2008.

Income tax expense. We incurred income tax expense in the amount of RMB38.5 million (US$5.7 million) for the year ended December 31, 2009 which includes the provision of income tax in the amount of RMB39.7 million (US$5.9 million) attributable to taxable income from Guangdong Mingyang and its subsidiaries and was partially offset by deferred tax benefits in the amount of RMB1.2 million (US$0.2 million) as a result of the preferential income tax treatments obtained by Guangdong Mingyang and Jilin Mingyang in 2009 when they qualified as an “Advanced and New Technology Enterprise”.

Loss for the year. As a result of the foregoing factors, our net loss was RMB223.1 million (US$32.9 million) for the year ended December 31, 2009, representing a net loss margin of 19.0%, as compared to a net loss of RMB499.7 million for the year ended December 31, 2008.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenue. We did not recognize any revenue for the year ended December 31, 2007 for the sales of wind turbines, the provision of technical and maintenance support services or the sales of raw materials. For the year ended December 31, 2008, we recognized revenue in the amount of RMB124.7 million, including RMB119.3 million from sales of wind turbines and RMB5.3 million from sales of raw materials.

Cost of sales. We did not record any cost of sales for the year ended December 31, 2007 because we did not recognize any revenue to which our cost of sales was attributable. Our cost of sales amounted to RMB160.8 million for the year ended December 31, 2008, consisting primarily of cost of materials used for the wind turbine assembly of RMB115.0 million, inventory provision in the amount of RMB30.7 million, depreciation cost of RMB4.4 million and warranty costs of RMB3.9 million.

Gross profit (loss). As a result of the foregoing factors, we did not record any gross profit (loss) for the year ended December 31, 2007 and recorded gross loss of RMB36.2 million for the year ended December 31, 2008.

Other income. We did not record other income for the year ended December 31, 2007, but recorded other income of RMB1.6 million for the year ended December 31, 2008, representing government research and development grants to our subsidiary, Jilin Mingyang.

Selling and distribution expenses. Our selling and distribution expenses increased significantly from RMB5.9 million for the year ended December 31, 2007 to RMB17.7 million for the year ended December 31, 2008. The increase was mainly attributable to our commencement of commercial delivery of wind turbines in May 2008. As a result, we incurred transportation expenses of RMB12.9 million for the year ended December 31, 2008, which was partially offset by a decrease in bidding charges from RMB4.7 million to RMB0.9 million primarily as a result of our participation in fewer biddings in 2008 as compared to 2007. Selling and distribution expenses as a percentage of our total revenues was 14.2% for the year ended December 31, 2008.

Administrative expenses. Our administrative expenses increased significantly from RMB13.2 million for the year ended December 31, 2007 to RMB414.0 million for the year ended December 31, 2008. This increase was primarily due to the share-based compensation expense of RMB379.5 million incurred in 2008 for our three senior management members, an increase in staff costs from RMB2.4 million to RMB11.2 million resulting from an increase in the administrative headcount, including senior management as well as department heads and managers of functional departments and divisions, from 36 in 2007 to 239 in 2008, an increase in other administrative expenses from RMB2.2 million to RMB7.9 million, an increase in amortization expense from RMB2.8 million to RMB4.8 million, as partially offset by a decrease in professional service fee from RMB1.7 million to RMB0.8 million. Administrative expenses as a percentage of our total revenues was 332.0% for the year ended December 31, 2008.

Research and development expenses. Our research and development expenses increased significantly from RMB3.3 million for the year ended December 31, 2007 to RMB12.0 million for the year ended December 31, 2008. We started to engage outside consultant to perform certain research and development tasks and incurred professional service fees. The increase in our research and development expenses was also due to an increase in staff costs as we expanded the headcount of our core research and development team from 28 in 2007 to 47 in 2008. Research and development expenses as a percentage of our total revenues was 9.6% for the year ended December 31, 2008.

Loss from operations. As a result of the foregoing, our loss from operations increased significantly from RMB22.4 million for the year ended December 31, 2007 to RMB478.2 million for the year ended December 31, 2008.

Net finance expense. Our finance income increased significantly from RMB80,000 for the year ended December 31, 2007 to RMB2.1 million for the year ended December 31, 2008 as a result of an increase in interest income we earned from our time deposits at banks. Our finance expense increased significantly from RMB0.4 million for the year ended December 31, 2007 to RMB23.6 million for the year ended December 31, 2008 due primarily to an increase in interest expense. As a result, our net finance expense increased from RMB0.3 million for the year ended December 31, 2007 to RMB21.5 million for the year ended December 31, 2008.

Loss before income tax expense. As a result of the foregoing, we incurred loss before income tax expense of RMB22.6 million for the year ended December 31, 2007 as compared to RMB499.7 million for the year ended December 31, 2008.

Income tax expense. We had no current or deferred income tax expense for the years ended December 31, 2007 and 2008 because we had no taxable income during the periods, and no deferred tax asset was recognized.

Loss for the year. As a result of the factors discussed above, our net loss increased significantly from RMB22.6 million for the year ended December 31, 2007 to RMB499.7 million for the year ended December 31, 2008. Our net loss margin was 400.8% for the year ended December 31, 2008.

Liquidity and Capital Resources

We have historically financed our operations primarily through equity contributions from our equityholders, loans from related parties as well as short-term bank borrowings. For the years ended December 31, 2007, 2008 and 2009 and for the six months ended June 30, 2010, we received proceeds from equity contribution (including contributions from our shareholders and non-controlling interest) of RMB222.5 million, RMB190.6 million, RMB502.9 million (US$74.2 million) and RMB71.2 million (US$10.5 million), respectively. For the years ended December 31, 2007, 2008 and 2009 and for the six months ended June 30, 2010, we received nil, RMB65.0 million, RMB391.7 million (US$57.8 million) and RMB307.0 million (US$45.3 million), respectively, in proceeds from short-term bank loans, partially offset by our repayment of short-term bank loans in the amount RMB275.0 million (US$40.6 million) and RMB36.5 million (US$5.4 million) for the year ended December 31, 2009 and for the six months ended June 30, 2010, respectively. In addition, we received RMB1.1 million, RMB189.3 million, RMB356.0 million (US$52.5 million) and RMB100.0 million (US$14.7 million) in proceeds from borrowings from related parties, for the years ended December 31, 2007, 2008 and 2009 and for the six months ended June 30, 2010, respectively, partially offset by our repayment of borrowings from related parties in the amount of RMB6.7 million, RMB102.7 million, RMB383.7 million (US$56.6 million) and RMB160.0 million (US$23.6 million), respectively, over the same periods. As of December 31, 2007, 2008 and 2009 and June 30, 2010, our cash and cash equivalents amounted to RMB125.3 million, RMB41.8 million, RMB722.2 million (US$106.5 million) and RMB971.8 million (US$143.3 million), respectively.

In September 2009, ICBC Guangdong granted us a maximum credit line of RMB5.0 billion (US$737.3 million) with a term of two years. Neither this nor our other credit lines with commercial banks have significant prerequisites for access or has any material covenants. We believe that our current levels of cash and cash flows from operations and available credit lines with commercial banks, with or without the net proceeds from this offering, will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, we may need additional cash resources in the future if we experience changed business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we ever determine that our cash requirements exceed our amounts of cash on hand, we may seek to issue debt or equity securities or obtain a credit facility. Any issuance of equity securities could cause dilution for our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and finance covenants. It is possible that when we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us or financing will not be available at all.

As of December 31, 2008 and 2009 and as of June 30, 2010, our total short-term borrowings from banks amounted to RMB65.0 million, RMB181.7 million (US$26.8 million) and RMB452.1 million (US$66.7 million) and bore interest at a weighted average rate of 6.36%, 3.61% and 4.74% per annum, respectively. These short-term borrowings from banks were primarily obtained from various financial institutions for general working capital, and had terms ranging from six to 12 months and expire at various times within one year. All the outstanding short-term borrowings as of December 31, 2008 were unsecured and guaranteed by Mingyang Electrical, Mingyang Electrical Appliances or Mr. Chuanwei Zhang. As of December 31, 2009, short-term borrowings amounting to RMB67.1 million (US$9.9 million) outstanding, were secured by pledged bank deposits and remaining amounts were unsecured and guaranteed by Mingyang Electrical, Mingyang Electrical Appliances or Mr. Chuanwei Zhang. As of June 30, 2010, short-term borrowings of RMB272.1 million (US$40.1 million) were secured by pledged bank deposits and the remaining amounts were unsecured and guaranteed by Mingyang Electrical, Mingyang Longyuan or Mr. Chuanwei Zhang. We plan to repay these short-term bank borrowings with cash generated by our operating activities in the event we are unable to obtain extensions of these facilities or alternative funding in the future. As of June 30, 2010, we had available unutilized one-year credit lines of RMB407.0 million (US$60.0 million) granted by domestic commercial banks. Under the terms of the facilities, certain portion of these facilities can only be specifically applied to wind farm projects and is subject to review and approval by relevant banks. We have historically been able to repay our short-term loans when they become due. We expect to be able to obtain additional bank borrowings through short-term bank loans should we need additional funding for working capital and capital expenditures.

Our customers make payments in installments. We generally require that the customers make an upfront payment of approximately 10% of the sale price of the wind turbines within up to one month after the signing of the sales contracts; a second payment of approximately 10% to 20% of the sale price of the wind turbines within up to three months after the signing of the sales contracts, upon their receipt of evidence of supply contracts we have entered into to fulfill the sales contract, payments of approximately 50% to 60% of the sale price of the delivered wind turbines within up to one month after each scheduled delivery; a payment of approximately 5% to 10% of the sale price of the wind turbines within up to one month after the wind turbines are installed and have passed the durability test. The final 5% to 10%, if any, of the sale price of the wind turbines is retained by our customers and payable within up to one month after the end of the warranty period, which normally lasts for two years after the turbines pass the durability test. We have started providing our customers with letters of guarantee for exchange of their early payments of such retention monies. As required by relevant bidding procedures for certain wind farm projects, we have offered key customers warranty over a longer period of up to five years. Fees for the provision of technical and maintenance support services are either paid proportionately together with the payments for the wind turbines or on a separate schedule. Advance payments from customers increased significantly from RMB166.9 million as of December 31, 2008 to RMB522.2 million (US$77.0 million) as of December 31, 2009 and further increased to RMB780.3 million (US$115.1 million) as of June 30, 2010, as a result of our expansion of business and increase in sales.

Our trade receivables amounted to RMB335.5 million as of December 31, 2008, which are all due from Mingyang Electrical in connection with the wind turbine sales it entered into with customers on our behalf in 2007. As of December 31, 2009, our trade receivables increased to RMB1,544.2 million (US$227.7 million), which included RMB1,340.0 million (US$197.6 million) from third parties and RMB204.2 million (US$30.1 million) from Mingyang Electrical in connection with the wind turbine sales it entered into with customers on behalf of us in 2007. Our trade receivables amounted to RMB1,557.1 million (US$229.6 million) as of June 30, 2010, consisting of RMB1,374.4 million (US$202.7 million) due from third parties representing uncollected amounts from customers in connection with wind turbines sales, and RMB182.7 million (US$26.9 million) due from Mingyang Electric for the wind turbine sales it entered into on our behalf. Due to the high unit prices of our wind turbines, we usually maintain a high trade receivable balance and our trade receivables are collected over a long period, in accordance with industry practice and contract negotiations. We had a long average turnover rate of our trade receivables for 2007 and 2008 due to our moderate production and more favorable commercial terms provided to our customers. In 2009 and in the first six months of 2010, the turnover rate of our trade receivables decreased due primarily to the expansion of our production and the stable collection of payments for our products. The average turnover days of our trade receivables were 118 days, 110 days and 93 days in 2008, 2009 and in the first six months of 2010.

Some of our suppliers require us to make prepayments in advance of shipment. Our prepayments to suppliers increased from RMB96.1 million as of December 31, 2008 to RMB123.4 million (US$18.2 million) as of December 31, 2009 and to RMB168.6 million (US$24.9 million) as of June 30, 2010, primarily as a result of our capacity expansion and the increase in our demand for raw materials and component procurement. In addition, as of December 31, 2008 and 2009 and as of June 30, 2010, we had RMB66.9 million, RMB146.0 million (US$21.5 million) and RMB95.1 million (US$14.0 million), respectively, in pledged bank deposits, which represent amounts placed with financial institutions as security for issuance of bills, letters of credits to our suppliers and letters of guarantee to our customers by financial institutions.

Our inventory increased significantly from RMB680.0 million as of December 31, 2008 to RMB1,973.0 million (US$290.9 million) as of December 31, 2009 as a result of our expansion of production capacities. Our inventory decreased to RMB1,508.0 million (US$222.4 million) as of June 30, 2010 due to the increased number of wind turbines for which we recognized revenue in the first six months of 2010. Inventories consist of raw materials, work in progress and finished goods, which include turbines that have been manufactured but have not been commissioned. Our raw materials increased from RMB125.5 million as of December 31, 2008 to RMB166.3 million (US$24.5 million) as of December 31, 2009 and further to RMB199.3 million (US$29.4 million) as of June 30, 2010. Finished goods increased from RMB516.4 million as of December 31, 2008 to RMB1,774.0 million (US$261.6 million) as of December 31, 2009 and decreased to RMB1,291.7 million (US$190.5 million) as of June 30, 2010. Our work in progress decreased from RMB38.2 million as of December 31, 2008 to RMB32.7 million (US$4.8 million) as of December 31, 2009 and further to RMB16.9 million (US$2.5 million) as of June 30, 2010.

Our bills payable increased from RMB217.7 million as of December 31, 2008 to RMB896.9 million (US$132.3 million) as of December 31, 2009, and further to RMB936.9 million (US$138.2 million) as of June 30, 2010 as a result of our expansion of business and production capacity and the increasing percentage of our suppliers who demand us to make certain payments by bills payable.

Cash Flow

The following table sets forth a summary of our cash flow for the periods indicated:

	Year Ended December 31,				Six Months Ended June 30,
	2007	2008	2009		2009	2010
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net cash (used in) generated from operating activities	(108,649)	(215,550)	428,319	63,160	(154,454)	29,611	4,366
Net cash generated from (used in) investing activities	14,023	(202,227)	(308,710)	(45,522)	(146,513)	(5,990)	(883)
Net cash generated from financing activities	216,943	335,590	561,818	82,846	435,376	227,087	33,486
Net increase (decrease) in cash and cash equivalents	122,317	(83,557)	680,480	100,344	133,691	249,540	36,797
Cash and cash equivalents at end of the year/period	125,310	41,753	722,233	106,500	175,444	971,773	143,298

Operating Activities

Net cash generated from operating activities for the six months ended June 30, 2010 was RMB29.6 million (US$4.4 million), as compared to net cash used in operating activities of RMB154.5 million for the same period in 2009. Net cash generated from operating activities for the first six months in 2010 consisted primarily of (i) a decrease in inventories of RMB465.0 million (US$68.6 million) as a result of the recognition of cost of sales for 215 units of wind turbines, which were delivered to the customers’ locations but recorded as inventories as of December 31, 2009, as the installation, inspection and testing were not completed and accepted by customers on that date, (ii) an increase in trade and other payables of RMB417.6 million (US$61.6 million), (iii) a profit of RMB300.5 million (US$44.3 million), and (iv) an increase in deferred income of RMB91.3 million (US$13.5 million), partially offset by (i) a decrease in deferred revenue of RMB1,201.1 million (US$177.1 million) reflecting an increasing proportion of wind turbines we delivered that had been commissioned, (ii) an increase in trade and other receivables of RMB71.1 million (US$10.5 million), (iii) an increase in prepayments of RMB45.2 million (US$6.7 million), and (iv) income tax payment of RMB30.0 million (US$4.4 million).

Net cash generated from operating activities for the year ended December 31, 2009 was RMB428.3 million (US$63.2 million), consisting primarily of (i) an increase in deferred revenue of RMB1,513.9 million (US$223.2 million) reflecting the rapid growth of our business, and (ii) an increase in trade and other payables of RMB1,543.9 million (US$227.7 million), partially offset by (i) an increase in trade and other receivables of RMB1,219.8 million (US$179.9 million) reflecting the rapid growth of our business, (ii) an increase in inventories of RMB1,301.2 million (US$191.9 million) as we increased our inventories to meet production output, and (iii) a net loss from operations of RMB223.1 million (US$32.9 million).

Net cash used in operating activities for the year ended December 31, 2008 was RMB215.6 million, consisting primarily of (i) an increase in inventories of RMB628.5 million as we increased our inventories to meet production output, (ii) an increase in trade and other receivables of RMB327.8 million in connection with an increase in the wind turbine sales contracts that Mingyang Electrical entered into on behalf of us, and also third party sales, and (iii) a net loss from operations of RMB499.7 million, partially offset by (i) an increase in deferred revenue of RMB385.7 million, and (ii) an increase in trade and other payables of RMB493.3 million primarily due to the increased use of bills payable.

Net cash used in operating activities for the year ended December 31, 2007 was RMB108.6 million, consisting primarily of (i) an increase in prepayments of RMB58.2 million, (ii) an increase in inventories of

RMB53.7 million as we increased our inventories to meet production output, and (iii) a net loss from operations of RMB22.6 million, partially offset by an increase in trade and other payables of RMB26.3 million.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2010 was RMB6.0 million (US$0.9 million), consisting primarily of cash used in (i) the purchase of property, plant and equipment of RMB106.8 million (US$15.7 million), (ii) the lease prepayment of RMB21.8 million (US$3.2 million), and (iii) the purchase of intangible assets of RMB38.3 million (US$5.6 million), partially offset by (i) the collection of advances made to related parties of RMB69.4 million (US$10.2 million), (ii) a decrease in pledged bank deposits of RMB50.9 million (US$7.5 million), and (iii) the proceeds from the disposal of held-to-maturity investment securities of RMB42.0 million (US$6.2 million).

Net cash used in investing activities for the year ended December 31, 2009 was RMB308.7 million (US$45.5 million), consisting primarily of cash used in (i) an increase in pledged bank deposits of RMB79.1 million (US$11.7 million) as required by the banks in order to issue the bills payable required by our suppliers, (ii) the purchase of property, plant and equipment of RMB57.2 million (US$8.4 million), (iii) advances made to related parties of RMB47.0 million (US$6.9 million), which primarily included an advance of RMB38.3 million (US$5.6 million) to Mingyang Electrical to support its available working capital and an advance of RMB8.7 million (US$1.3 million) in the interest free loans to certain of our management team members to facilitate their business development activities, including business trips for conferences and on-site investigations, (iv) the payment of RMB45.0 million (US$6.6 million) for acquisition of subsidiary, which was completed in 2008, (v) the purchase of held-to-maturity investment securities of RMB42.0 million (US$6.2 million), and (vi) the investment in an affiliate in the amount of RMB29.0 million (US$4.3 million).

Net cash used in investing activities for the year ended December 31, 2008 was RMB202.2 million, consisting primarily of cash used in (i) the purchase of property, plant and equipment of RMB73.8 million, (ii) increases in pledged bank deposits of RMB57.3 million, (iii) the purchase of intangibles of RMB51.7 million, and (iv) advance of RMB24.4 million to related parties, including the outstanding purchase amount of RMB20.0 million (US$2.9 million) for the acquisition of 100% equity interest in Tianjin Mingyang New Energy Investment Co., Ltd., or Tianjin New Energy, by Mr. Chuanwei Zhang, see “Related Party Transactions—Transactions with Mr. Chuanwei Zhang and His Other Controlled Entities—Cash Advances and Guarantees,” and an advance of RMB4.4 million (US$0.6 million) we made to certain of our management team members to facilitate their business development activities, including business trips for conferences and on-site investigations, partially offset by collection of advances made to related parties of RMB8.8 million and interest we received of RMB2.1 million.

Net cash generated from investing activities for the year ended December 31, 2007 amounted to RMB14.0 million, consisting primarily of the collection of advances made to related parties of RMB76.6 million that were granted to support the related parties’ available working capital, partially offset by cash used in (i) advances made to related parties of RMB51.5 million, (ii) an increase in pledged bank deposits of RMB8.3 million, and (iii) the purchase of property and equipment in the amount of RMB2.8 million.

Financing Activities

Net cash generated from financing activities for the six months ended June 30, 2010 was RMB227.1 million (US$33.5 million), consisting primarily of (i) the proceeds from short-term bank loans of RMB307.0 million (US$45.3 million), (ii) the proceeds from borrowings from related parties of RMB100.0 million (US$14.7 million), and (iii) the proceeds from equity contributions of RMB42.4 million (US$6.3 million), partially offset by (i) the repayment of borrowings from related parties of RMB160.0 million (US$23.6 million), (ii) interest on borrowings of RMB45.8 million (US$6.8 million), (iii) the repayment of short-term bank loans of RMB36.5 million (US$5.4 million), and (iv) the acquisition of non-controlling interests for the amount of RMB8.7 million (US$1.3 million).

Net cash generated from financing activities for the year ended December 31, 2009 was RMB561.8 million (US$82.8 million), consisting primarily of (i) proceeds from equity contribution of RMB478.8 million (US$70.6 million), (ii) proceeds from short-term bank borrowings of RMB391.7 million (US$57.8 million), and (iii) proceeds from borrowings from related parties of RMB356.0 million (US$52.5 million), partially offset by (i) repayment of borrowings from related parties of RMB383.7 million (US$56.6 million), and (ii) repayment of short-term bank borrowings of RMB275.0 million (US$40.6 million).

Net cash generated from financing activities for the year ended December 31, 2008 was RMB335.6 million, consisting primarily of (i) proceeds from borrowings from related parties of RMB189.3 million, (ii) proceeds from equity contribution of RMB184.2 million, and (iii) proceeds from short-term bank borrowings of RMB65.0 million, partially offset by repayments of borrowings from related parties of RMB102.7 million.

Net cash generated from financing activities for the year ended December 31, 2007 was RMB216.9 million, consisting primarily of proceeds from equity contribution of RMB220.3 million, as partially offset by repayments of borrowing from related parties of RMB6.7 million.

Capital Expenditures

We had capital expenditures of RMB2.8 million, RMB73.8 million, RMB57.2 million (US$8.4 million) and RMB106.8 million (US$15.7 million) for the years ended December 31, 2007, 2008 and 2009 and for the six months ended June 30, 2010, respectively. Our capital expenditures were used primarily to purchase machinery and equipment and other office equipment. In 2009, we also spent capital expenditures to build a new facility in Jilin City. We incurred nil, RMB51.7 million, RMB6.5 million (US$1.0 million) and RMB38.3 million (US$5.6 million) to acquire intangible assets in 2007, 2008 and 2009 and in the first six months of 2010, respectively. The expenditures to acquire intangible assets of RMB51.7 million in 2008 consisted primarily of prepayments of RMB31.0 million we made to aerodyn Asia in connection with the license of the SCD technologies and a payment of RMB20.7 million we paid to Mingyang Electrical in connection with our 1.5MW wind turbine technologies. The expenditures to acquire intangible assets of RMB6.5 million (US$1.0 million) in 2009 consisted primarily of prepayments we made to aerodyn Asia and Mingyang Electrical in connection with our license of the SCD technologies and rotor blade technologies for 1.5MW wind turbines. The expenditures to acquire intangible assets of RMB38.3 million (US$5.6 million) in the first six months of 2010 consisted primarily of prepayments we made to aerodyn Asia in connection with the license of the SCD technologies. We incurred nil, RMB1.1 million, RMB9.7 million (US$1.4 million) and RMB21.8 million (US$3.2 million) to acquire land use rights for the years ended December 31, 2007, 2008 and 2009 and for the six months ended June 30, 2010, respectively.

We expect our capital expenditures to increase in the future as we implement a business expansion program to capture what we believe to be an attractive market opportunity for our wind turbines. We estimate that our capital expenditures for 2010 will be approximately RMB385.0 million (US$56.8 million), which will be used primarily to make payments to aerodyn Asia for the SCD technologies and to purchase additional equipment for our research and development activities, invest in full-capacity testing centers for our 1.5MW wind turbines and SCD wind turbines, expand and improve our facilities and acquire more blade molds in order to enhance production capacity. We plan to expand our total annual production capacity to approximately 1,600 units of 1.5MW wind turbines, 300 units of 2.5/3.0MW SCD wind turbines by the end of 2010 and we plan to expand our rotor blades capacity to approximately 1,920 sets. We expect to use a portion of the net proceeds we will receive from this offering for capital expenditures. To the extent any net proceeds from this offering allocated to capital expenditures are not sufficient, we intend to use cash from operations and available lines of credit to fund the balance of our planned capital expenditures. See “Use of Proceeds.”

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2009:

	Contractual Obligations
	Less than 1 Year		1-3 Years		3-5 Years	More than 5 Years	Total
	(in RMB thousands)
Operating lease commitments	2,306		62		—	—	2,368
Capital commitments	19,022		17,280		—	—	36,302
Purchase commitments(1)	1,499,284	(2)(3)	117,565	(4)	—	—	1,616,849

Total	1,520,612		134,907		—	—	1,655,519

(1)

Excludes advance minimum annual royalties that we are required to pay under our license agreement with aerodyn Asia upon the commencement of commercial production of each series of the 2.5/3.0MW SCD turbines and the 6.0MW SCD turbines, respectively. The advance minimum annual royalties amounts to Euro 750,000 (US$0.9 million), Euro 3.0 million (US$3.7 million) and Euro 8.0 million (US$9.8 million) for the first year, second year and third year onwards of the commercial production of each series, respectively. We are also obligated to pay ongoing annual royalty payments that are calculated as a certain percentage of the proceeds from the sale of each SCD wind turbine once we commence commercial sales of such wind turbines.

(2)	Primarily includes RMB1,479.7 million (US$218.2 million) for commitments to purchase components, raw materials, manufacturing equipment and IT system upgrades.
(3)

Also includes the remaining amount of the initial licensing fee in the amount of Euro 2.0 million (RMB19.6 million) for the 2.5/3.0MW SCD wind turbine technologies as of December 31, 2009. Under the license agreement for the SCD technology we entered into with aerodyn Asia in July 2008, we are required to pay an initial licensing fee in a total amount of Euro 7.0 million (US$8.6 million) for the 2.5/3.0MW SCD wind turbine technologies, Euro 5.0 million (US$6.1 million) of which had been paid as of December 31, 2009.

(4)	Includes the total amount of a initial licensing fee of Euro 12.0 million (US$14.7 million) relating to the 6.0MW SCD wind turbine technologies to be paid to aerodyn Asia by December 31, 2011.

Our operating lease commitments increased from RMB2.4 million (US$0.4 million) as of December 31, 2009 to RMB54.3 million (US$8.0 million) as of June 30, 2010. The significant increase was primarily due to the increase in the number of properties we leased in connection with the expansion of our manufacturing capacity. Our capital commitments increased from RMB36.3 million (US$5.4 million) as of December 31, 2009 to RMB76.1 million (US$11.2 million) as of June 30, 2010 as we purchased more equipment and properties in connection with the expansion of our research and development and manufacturing capacities.

Off-Balance Sheet Arrangements

In the year ended December 31, 2008, Guangdong Mingyang entered into a guarantee agreement with the Zhongshan branch of Bank of China, pursuant to which Guangdong Mingyang became the guarantor for Mingyang Electrical and Guangdong Mingyang Longyuan Power and Electrical Co., Ltd., or Mingyang Longyuan, a wholly owned subsidiary of Mingyang Electrical, for their credit facilities of a RMB180.0 million (US$26.5 million) that expired on December 31, 2009, as well as other expenses the lender may incur for collection of any amount overdue in exchange for a cross guarantee Mingyang Electrical gave Guangdong Mingyang.

In the year ended December 31, 2009, Guangdong Mingyang entered into three guarantee agreements with a potential payment obligation of RMB346.4 million (US$50.1 million). In March 2009, Guangdong Mingyang entered into a guarantee agreement with the Zhongshan branch of China Construction Bank, under which Guangdong Mingyang provided guarantees for the factoring business engaged in by Mingyang Electrical. In October 2009, Guangdong Mingyang entered into a guarantee agreement with the Zhongshan branch of Bank of

China, under which Guangdong Mingyang provided guarantees for credit facilities drawn by Mingyang Electrical and Mingyang Longyuan. These guarantees were entered into in exchange for cross guarantees that Mingyang Electrical gave to Guangdong Mingyang and will both expire on December 31, 2012. In November 2009, Guangdong Mingyang entered into a third guarantee agreement with the Guangxing branch of Tianjin Rural Cooperative Bank, under which Guangdong Mingyang, as a shareholder, provided guarantees jointly with Tianjin Jinnneng, the another shareholder, for credit facilities borrowed by Jinneng Mingyang in order to assist this affiliated company in obtaining bank loans at favorable commercial terms for business development. This guarantee agreement has a term of two years from November 19, 2014, the due date of the underlying bank loans, and will expire on November 19, 2016. No guarantee fees were received for providing the guarantees to the banks.

Other than the above, we have no outstanding financial guarantees or other commitments to guarantee the payment obligations of our related parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us. There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to you and other investors.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the PRC National Bureau of Statistics, Consumer Price Index in China increased by 4.8% and 5.9% in 2007 and 2008 and decreased by 0.7% in 2009, respectively.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

Our sales and significant portions of our costs and capital expenditures are denominated in Renminbi, our functional and presentation currency. However, we also incur expenses in foreign currencies, including U.S. dollars, Euros and Hong Kong dollars, in procuring certain components and raw materials and making any prepayments under our license agreements. In addition, certain of our bank deposits are denominated in Euros.

Fluctuations in the value of the Renminbi may affect the price competitiveness of our products as compared to competing products from multinational turbine manufacturers. Accordingly, any significant fluctuations between the Renminbi and the U.S. dollar and other foreign currencies, including the Euro, could expose us to foreign exchange risk. In addition, our investors could make capital contributions to us in U.S. dollars, Euros and Hong Kong dollars, and, accordingly, we may incur foreign exchange losses if there is a delay between the time of such contributions and their conversion into Renminbi. In the years ended December 31, 2007 and 2008, we incurred foreign exchange losses of approximately RMB0.2 million and RMB16.2 million, respectively, as the U.S. dollar and the Euro depreciated against the Renminbi in those years. In the year ended December 31, 2009 and the six months ended June 30, 2010, we recorded foreign currency exchange gains of RMB0.4 million (US$58,984) and RMB1.0 million (US$0.1 million), respectively, primarily due to the insignificant fluctuation in exchange rates between the Renminbi and the U.S. dollar and the Euro.

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

The following table indicates the hypothetical changes in our loss after tax (and accumulated losses) and other components of combined equity if foreign exchange rates to which we have significant exposure at the dates indicated had changed at that date, assuming all other risk variables remain constant.

	As of December 31,
	2008	2009
	RMB	RMB
	(in thousands)
3% strengthening of the Renminbi against the US dollar
Increase in loss after tax and accumulated losses	(8)	(8,046)

1.5% strengthening of the Renminbi against the Euro
(Increase) / decrease in loss after tax and accumulated losses	(105)	865

3% strengthening of the Renminbi against the Hong Kong dollar
Increase in loss after tax and accumulated losses	—	(488)

A weakening of the Renminbi against the above currencies by the same percentage would have had the equal but opposite effect on the above currencies to the amounts shown above, assuming all other variables remain constant.

In 2009, we entered into certain foreign currency forward contracts with financial institutions to manage the exposure to fluctuations in foreign currency exchange rates. The foreign currency forward contracts did not qualify for hedge accounting, and accordingly, changes in the fair value of these derivative instruments of RMB0.1 million (US$14,746) were recorded as a foreign currency exchange gain in the consolidated statements of comprehensive income in the year ended December 31, 2009 and RMB23.6 million (US$3.5 million) was recorded as a foreign currency exchange loss in the six months ended June 30, 2010.

As of June 30, 2010, our outstanding foreign currency forward contracts are set forth as follows:

(i)	the sale of Renminbi to purchase Euro 4,578,000 with forward rates ranging from 9.5799 to 10.1647 and the maturity dates ranging from July 6, 2010 to December 9, 2010;

(ii)	the sale of Renminbi to purchase US$435,000 with the forward rate of 6.8810 and the maturity date of August 24, 2010;

(iii)	the sale of Renminbi to purchase HK$5,732,000 with the forward rate of 0.8858 and the maturity date of December 2, 2010; and

(iv)	the sale of US dollars to purchase Euro 15,780,000 with forward rates ranging from 1.3739 to 1.3745 with the maturity dates ranging from July 5, 2010 to March 10, 2011.

Other than those foreign currency forward contracts, we have not used any derivative instruments to hedge our exposure in foreign exchange risk, and we do not believe that we currently have any significant direct foreign exchange risk.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expense incurred by our short-term borrowings, including bank loans and borrowings from related parties, as well as interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less.

Such interest-earning instruments carry a degree of interest rate risk. Our total outstanding interest-bearing loan balance as of December 31, 2009 was RMB241.7 million (US$35.6 million) with varying interest rates of 1.4% to 14.5%. Our interest-bearing loan balance as of June 30, 2010 was RMB452.1 million (US$66.7 million) with varying interest rate of 1.4% to 5.3%. Our interest-bearing savings accounts had a balance of RMB722.2 million (US$106.5 million) and RMB971.8 million (US$143.3 million) as of December 31, 2009 and as of June 30, 2010, respectively. We have not used any derivative instruments to manage our interest rate risk exposure due to a lack of such financial instruments in China. Historically, we have not been exposed to material risks due to changes in interest rates; however, our future interest income may decrease or interest expense on our borrowings may increase due to changes in market interest rates. We are currently not engaged in any interest rate hedging activities.

Recently Issued Accounting Pronouncements

The following standards, amendments and interpretations to published standards under IFRS as issued by the IASB were mandatory for the financial year beginning January 1, 2009 and were adopted by us:

•

IFRS 8, Operating Segments, introduces the “management approach” to segment reporting. IFRS 8, which becomes mandatory in 2009, requires a change in the presentation and disclosure of segment information based on the internal reports regularly reviewed by our chief operating decision maker in order to assess each segment’s performance and to allocate resources to them. IFRS 8 also requires identification of operating segments on the basis of internal reports that are regularly reviewed by the entity’s chief operating decision maker in order to allocate resources to the segment and assess its performance. We currently have one single segment.

•

Revised IAS 1, Presentation of Financial Statements (2007), introduces the term total comprehensive income, which represents changes in equity during a period other than those changes resulting from transactions with owners in their capacity as owners. Total comprehensive income may be presented in either a single statement of comprehensive income (effectively combining both the income statement and all non-owner changes in equity in a single statement), or in an income statement and a separate statement of comprehensive income. Revised IAS 1, which became mandatory in 2009, has an impact on the presentation of the consolidated financial statements. We provide total comprehensive income in a single statement of comprehensive income for the years ended December 31, 2007, 2008 and 2009.

The following standards, amendments and interpretations to existing standards are not yet effective and have not been adopted by us:

•	Improvements to IFRS 2008 effective for periods beginning on or after July 1, 2009;

•

Revised IFRS 3, Business Combinations, applied to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1, 2009;

•	Amended IAS 27, Consolidated and Separate Financial Statements, effective for periods beginning on or after July 1, 2009;

•	Improvements to IFRS 2009 effective for periods beginning on or after, July 1, 2009 or January 1, 2010;

•	Amendments to IFRS 2, Share-based Payment—Group Cash-settled Share-based Payment Transactions, effective for periods beginning on or after January 1, 2010;

•	Improvements to IFRS 2010 effective for periods beginning on or after July 1, 2010 or January 1, 2011;

•	Revised IAS 24, Related Party Disclosures, effective for periods beginning on or after January 1, 2010; and

•	IFRS 9, Financial Instruments: effective for periods beginning on or after January 1, 2013.

We assessed that the impact of the standards, amendments and interpretations to existing standards on our consolidated financial statements is immaterial.

OUR INDUSTRY

Global Wind Power Industry

The Renewable Power Industry

Renewable power generation technologies include, among others, wind, solar (thermal and photovoltaic), mini-hydro, geothermal, biomass, wave and tidal. According to World Energy Outlook 2009, a report issued by the International Energy Agency, or IEA, an intergovernmental organization established under the umbrella of the Organization for Economic Co-operation and Development, global renewable energy accounted for 18% of the world electricity generation in 2007, and is forecasted to reach 22% in 2030, with most of the growth coming from non-hydro sources. According to IEA, factors which contribute to increased demand for renewable energy include:

•	enhanced energy security by providing supplies that are abundant, diverse and indigenous (non-import dependent), with no resource exhaustion constraints;

•	growing concerns about global climate change, limits to depletable fossil fuels and the desire to maintain an acceptable level of energy independence; and

•	strong government support.

Global Wind Power Demand and Installed Capacity

Wind power technology is cost efficient and mature compared with other types of renewable energy technologies. According to Global Wind Energy Council, wind power technology is one of the fastest growing renewable energy technologies in the world.

According to BTM, global installed capacity grew at a CAGR of 26.2% from 2001 through 2009, bringing cumulative installed capacity to 160,084MW as of December 31, 2009. The 38,103MW of newly added installed capacity in 2009 globally, an increase in the cumulative installed capacity of 31% compared with the cumulative installed capacity in 2008, set an industry record, notwithstanding wind turbine supply constraints that restricted wind farm development. The strong growth in 2009 was mainly due to growth in the United States and China. In the United States, the Production Tax Credit, or PTC, was extended by the new administration up to the end of 2012 as part of a significant economic stimulus package. Along with the extension of the PTC, an alternative investment tax credit was offered which allows project owners to deduct 30% of the capital cost of a wind farm from their tax bill in the first year of operation.

In 2009, China became the second largest country by installed capacity globally. The rapid growth was primarily driven by the continued strong government support of the sector. The PRC government has made it a major goal to reduce the carbon dioxide emission per unit of GDP by 40% to 45% by 2020 from their 2005 levels. The NDRC has set out targets for renewables up to 2020, with 10% contribution of total energy consumption by 2010 and 15% by 2020. The recent approval of six 10 GW wind power bases shows that the country is determined to rapidly develop its wind potential to the point where major industrialization can be achieved. Furthermore, in July 2009, the PRC government replaced its centrally controlled bidding pricing system for wind power projects with a range of fixed feed-in tariff, the prices for the output from onshore wind projects built after August 1, 2009. The fixed feed-in tariff rates for onshore wind power generation provide greater transparency for project developers.

Share of wind power among all energy sources has been steadily increasing over the past eight years. As of the end of 2009, wind power has achieved the position of covering 1.6% of global electricity production. According to BTM, this figure is expected to increase to 8.4% by 2019, making wind a significant energy source in electricity generation. The following table sets forth the growth of wind power compared to total global electricity generation.

	Installed Capacity			Electricity Generation
Year	Wind Power	All Energy Sources	Share of Wind Power	Wind Power	All Energy Sources	Share of Wind Power
	(GW)	(GW)	(%)	(TWh)	(TWh)	(%)
2001	25	3,562	0.7	50	15,514	0.3
2002	32	3,719	0.9	65	16,074	0.4
2003	40	3,811	1.1	82	16,540	0.5
2004	48	4,054	1.2	97	17,408	0.6
2005	59	4,180	1.4	121	17,982	0.7
2006	74	4,309	1.7	152	18,921	0.8
2007	94	4,509	2.1	194	19,756	1.0
2008	122	4,617	2.6	254	20,230	1.3
2009	160	4,728	3.4	332	20,716	1.6
CAGR (2001 - 2009)	26.2%	3.6%		26.6%	3.7%

Source: BTM-Consult ApS—April 2010

BTM estimates that global installed cumulative capacity will increase at a CAGR of 22.8% between 2009 and 2014, reaching 447,689MW by the end of 2014. The following table sets forth the global and regional cumulative installed capacity growth in 2009 and expected growth for 2010 through 2014.

Region	2009	2010E	2011E	2012E	2013E	2014E	09-14 CAGR
	(MW)						(%)
Europe	76,553	89,858	105,858	123,883	144,383	165,633	16.7
Americas	40,351	50,351	62,951	81,351	100,251	122,351	24.8
South & East Asia	37,147	53,847	71,697	91,297	112,597	135,697	29.6
China	25,853	39,853	54,853	70,353	86,853	104,853	32.3
Other Asia	11,294	13,994	16,844	20,944	25,744	30,844	22.3
OECD-Pacific(1)	4,873	6,073	7,573	9,423	11,773	14,223	23.9
Other Areas	1,161	1,986	3,086	4,686	7,036	9,786	53.2

Total	160,084	202,114	251,164	310,639	376,039	447,689	22.8

Source: BTM-Consult ApS—April 2010

Note:

(1)	Organization for Economic Co-operation and Development in Pacific region, includes Australia, New Zealand and Japan.

Global Wind Turbine Supply

The number of wind turbine suppliers has increased significantly in the past couple of years, as a result of the increase in the number of new Chinese manufacturers. The industry as a whole supplied 38,103MW globally to the market in 2009. The table below sets forth the top ten global wind turbine suppliers along with the proportionate market shares in 2009.

Company (Country)	MW Supplied	% of Total Market
	(MW)	(%)
Vestas (Denmark)	4,766	12.5
GE Wind (US)	4,741	12.4
Sinovel (PRC)	3,510	9.2
Enercon (Germany)	3,221	8.5
Goldwind (PRC)	2,727	7.2
Gamesa (Spain)	2,546	6.7
Dongfang (PRC)	2,475	6.5
Suzlon (India)	2,421	6.4
Siemens (Denmark)	2,265	5.9
RePower (Germany)(1)	1,297	3.4
Others	7,033	18.5

Total(2)	37,002	97.0

Source:    BTM-Consult ApS—April 2010

Note:

(1)	RePower became a subsidiary of Suzlon in May 2008, but the two companies still operate under separate brand names.
(2)

The market share of the individual suppliers is calculated on the basis that their MWs delivered divided by the total recorded installations in the market. In 2009, while the MW delivered to the market was 37,002MW, the capacity installed was 38,103MW. The reason for the difference is that there were surplus supply capacities to the market in the previous years.

PRC Wind Power Industry

Overview

The PRC power market is the second largest in the world only after the United States, with a cumulative installed capacity of 874GW in 2009. The growth rate of the power industry largely reflected the PRC’s economic growth rate in the 1990s.

The following table sets forth electricity generation demand in China, based on the statistical data from the IEA’s World Energy Outlook 2009. In the projections for renewable energy, wind power is expected to be the second largest contributor after hydro power.

	Electricity Generation
Year	Total Generation	Renewables Generation	Percentage of Renewables
	(TWh)	(TWh)	(%)
2007	3,318	496	14.9
2020E	6,692	1,054	15.8
2030E	8,847	1,436	16.2

Source:    OECD/IEA World Energy Outlook 2009

Wind Power Resources and Installed Capacity

Wind power development started in China in the late 1980s, but did not begin to grow significantly until 2005. Total installed wind capacity increased from 406MW in 2001 to 25,853MW in 2009, representing a CAGR of 68.1%. China has advanced to the first and second place in the world in terms of new and cumulative installed capacity by the end of 2009. The table below sets forth the growth of wind energy in China from 2001 to 2009.

Year	Annual Installed Capacity Addition	Cumulative Installed Capacity	Year on Year Cumulative Installed Capacity Growth
	(MW)	(MW)	(%)
2001	54	406	15.3
2002	67	473	16.5
2003	98	571	20.7
2004	198	769	34.7
2005(1)	498	1,264	64.4
2006(1)	1,334	2,588	104.7
2007	3,287	5,875	127.0
2008	6,246	12,121	106.3
2009(1)	13,750	25,853	113.3
CAGR (2001 – 2009)			68.1

Source:    BTM-Consult ApS—April 2010

Note:

(1)

In 2005, 2006 and 2009, there were a number of wind turbines that were decommissioned and hence the sum of the annual installed capacity addition and the cumulative installed capacity from the prior year does not add up to the cumulative installed capacity of that particular year.

The PRC government has also set aggressive targets with respect to wind development but due to the rapid industry development, some of the original targets were exceeded ahead of the targeted time. As of end of 2009, China’s cumulative installed capacity was 25,853MW. This has exceeded the PRC government’s original short-term target of 5GW by 2010. The NDRC released the NDRC Plan in August 2007, which set targets for the renewable energy section to contribute to 10% of total energy consumption by 2010 and 15% by 2020. To meet its commitment, the PRC government announced its intention to invest about RMB2,000 billion in the development of renewable energy. The NDRC Plan also sets a target for wind energy capacity to reach 30GW in 2020. Additionally, it also includes a “mandated market share” policy, which sets targets for electricity from non-hydro renewable sources at 1% by 2010 and 3% by 2020 in areas covered by major grids. According to IEA, wind is forecasted to grow faster than other non-hydro renewable energy sources in the next decade. Achievement of this aggressive target set by the NDRC will likely rely heavily on wind power.

With a land mass of 9.56 million square kilometers and 32,000 kilometers of coastline (including islands), China has rich wind energy resources with great development potential. According to the second general measurement of wind resources conducted by China at a height of 10 meters in the late 1980s, the technically exploitable wind resources on land and offshore were 253GW and 750GW, respectively. However, with the increased in height of modern wind turbines, this potential will be much greater. By 2030, wind energy is estimated to be China’s major source of power supply only after coal and hydro power, according to BTM.

The best areas for wind energy development are northern China, the south-eastern coastal areas and offshore. Additionally, some parts of inland China influenced by lakes or other special topographic conditions also have rich wind energy resources. The most abundant wind resources in North China include the regions of Inner Mongolia (~150GW), Gansu (>100GW), Xinjiang (>100GW), Hebei (>40GW), Jilin (>10GW), Liaoning, Heilongjiang and Ningxia. The most abundant wind resources along coastal areas and offshore are found in Jiangsu (>10GW), Shandong, Zhejiang, Fujian and Guangdong.

The following table sets forth the cumulative wind power grid-connected capacity, the installed capacity of wind turbines that have been connected to grid, and gross power generation by provinces and autonomous regions as a percentage of total national power grid-connected capacity and generation in 2009:

Regions	2009 Cumulative Wind Power Grid-connected Capacity	2009 Gross Wind Power Generation
	(%)	(%)
Inner Mongolia	36.5	35.3
Liaoning	9.9	9.7
Jilin	8.4	7.9
Hebei	7.7	8.6
Heilongjiang	6.8	7.2
Jiangsu	5.4	5.2
Shandong	4.9	4.4
Xinjiang	4.9	5.3
Gansu	4.2	4.3
Guangdong	3.2	2.8
Fujian	2.6	3.2
Ningxia	1.4	1.4
Zhejiang	1.3	1.3
Shanxi	0.7	0.7
Yunnan	0.4	0.8
Jiangxi	0.4	0.4
Other regions	1.3	1.5

Source:	China Electricity Council

Growth and Penetration Relative to Global Market

According to BTM, of the global cumulative installed capacity of 160,084MW at the end of 2009. China accounted for approximately 16% and was ranked the second largest country in terms of cumulative installed capacity only after the United States at the end of 2009. BTM estimates that by the end of 2014, China’s cumulative installed capacity will increase to 104,853MW, accounting for 23% of the global cumulative installed capacity at that time. BTM expects that China will surpass the United States in terms of installed capacity by the end of 2011. BTM also expects that China will have the highest installed capacity CAGR from 2009 to 2014 among the top five countries in terms of cumulative installed capacity at the end of 2009, including the United States, China, Germany, Spain, and India (in descending order of their installed capacity).

The following table sets forth the estimated cumulative installed capacity by country during the period from 2009 to 2014:

	2009-2014 Year End Cumulative Installed Capacity						2009-2014 Year-end Expected Installed Capacity Addition	2009-2014 Year-end Expected Installed Capacity CAGR
Country	2009	2010	2011	2012	2013	2014
	(MW)						(MW)	(%)
China	25,853	39,853	54,853	70,353	86,853	104,853	79,000	32.3
U.S.	35,159	43,159	53,159	68,159	83,159	100,159	65,000	23.3
India	10,827	13,327	15,827	19,327	23,327	27,327	16,500	20.3
Spain	18,784	20,784	23,284	25,284	27,784	29,784	11,000	9.7
Germany	25,813	27,813	30,213	32,713	35,713	39,213	13,400	8.7

Source:	BTM-Consult ApS—April 2010

The following table sets forth the installed capacity penetration rates in selected countries as of December 31, 2009. Despite the fast growth in installed capacity in China, wind power installed capacity as a percentage of total energy installed capacity is still low compared to other countries, suggesting room for continued growth.

Country	Wind Power Installed Capacity	Total Energy Installed Capacity	Penetration Rate(1)
	(MW)	(MW)	(%)
China	25,853	874,070	3.0
Germany	25,813	127,701	20.2
Spain	18,784	90,817	20.7
India	10,827	156,092	6.9

Source:	BTM-Consult ApS—April 2010, China Electricity Council and Central Electricity Authority of India

Note:

(1)	Represents wind power installed capacity divided by the national total energy installed capacity in each country.

Leading Wind Farm Operators in the PRC

The five largest state-owned companies dominate the development of wind power in China, accounting for more than 50% of newly installed capacity in 2009. The table below shows the main wind farm operators in China.

Companies	2009 New Installed Capacity	Percentage of China Wind Power Capacity(1)
	(MW)	(%)
China Guodian Corporation	2,600.4	18.9
China Datang Corporation	1,739.9	12.7
China Huaneng Group	1,644.8	12.0
China Huadian Corporation	1,230.1	8.9
China Guangdong Nuclear Power Holding Co., Ltd.	854.5	6.2
Beijing Energy Investment Holding Co., Ltd.	797.5	5.8
Shenhua Group Corporation Limited	590.3	4.3
China Energy Conservation and Environmental Protection Group	400.3	2.9
China Power Investment Corporation	319.7	2.3
China Resources Power Holdings Co., Ltd.	309.8	2.3

Source:    Chinese Wind Energy Association (“CWEA”), BTM

(1)	Company data comes from CWEA; and total newly installed capacity of 13,750MW in 2009 is from BTM.

Wind Turbine Supply

The Chinese wind turbine supply has increased dramatically over the past several years as new manufacturers have entered the market. Currently, there are more than 70 wind turbine manufacturers involved in the Chinese market, according to BTM. These wind turbine manufacturers fall into three different categories, including domestic wind turbine suppliers, joint ventures and fully foreign-owned enterprises.

The table below gives details of the market shares of wind turbine manufacturers from 2006 to 2009 in China. Domestic players increased their market shares, as measured by installed capacity, from 41% in 2006 to 87% in 2009.

	Market Share as % of Installed Capacity by Manufacturer
	2006	2007	2008	2009(1)
	(%)	(%)	(%)	(%)
Domestic Suppliers	41.30	55.92	72.95	86.69
State-owned or State-controlled Enterprises
Sinovel	5.62	20.40	22.45	25.12
Goldwind	33.38	25.25	18.12	19.51
Dongfang (DFST)	0.67	6.75	16.86	17.73
United Power	—	—	0.38	5.50
HARA XEMC	—	0.24	1.92	3.25
Sewind (Shanghai Electric)	—	0.68	2.86	2.07
Windey	1.46	1.99	3.73	1.87
Beizhong	—	—	0.96	0.99
CSR (ZhuZhou)	—	0.05	—	0.91
Ningxia Yinxing	—	—	—	0.67
CSIC Haizhuang	—	0.11	—	0.66
Non-state Owned or Controlled Enterprises
Mingyang	—	—	1.66	4.06
CCWE (Huachuang)	—	0.09	—	1.17
Hewind	—	—	—	0.85
CPC New Unite	—	0.27	1.18	0.46
Others	0.09	—	2.83	1.87
Foreign Suppliers	55.00	42.47	24.65	13.31
Vestas	23.36	11.22	9.60	4.20
Gamesa	15.93	17.04	8.14	2.90
Suzlon	0.94	6.27	2.06	1.60
GE Wind	12.71	6.48	2.33	1.40
Repower	—	—	—	1.40
ENVISION	—	—	0.22	1.00
Nordex	2.05	1.46	2.31	0.80
Joint Ventures	3.70	1.61	2.40	0.01
CASC-Acciona	—	1.55	2.40	—
REpower North	—	0.06	—	—
Yinhe Avantis	—	—	—	0.01

Source:	BTM-Consult ApS—April 2010

Note:

(1)	The figures for 2009 are collected from supply side.

The average size of wind turbines installed in China is also increasing. It is clear that the size of wind turbines installed in China has dramatically increased above 1MW, with this segment accounting for approximately 90% of the total market in 2009. The average wind turbine size in the Chinese market reached 1,360 kW in 2009, an increase of 140 kW compared with 2008. The increase in wind turbine size is a result of technology advancement among the PRC wind turbine manufacturers. The increasing size of the wind turbines will increase efficiency of the wind farms as the transportation and installation costs of the wind turbines are significant. The table below sets forth the market share by wind turbine capacity between 2007 and 2009.

Product (Size Range)	Units	Installed Capacity	Share of Total MW
		(MW)	(%)
2007
0-1,000 kW	2,020	1,606	48.9
1,001-2,000 kW	1,124	1,681	51.1

Total	3,144	3,287	100.0
2008
0-1,000 kW	2,180	1,721	27.6
1,001-2,000 kW	2,939	4,525	72.4

Total	5,119	6,246	100.0
2009
0-1,000 kW	1,891	1,481	10.6
1,001-2,000 kW	8,355	12,411	88.8
2,001-2,500 kW	3	8	0.1
2,501-3,000 kW	24	72	0.5

Total	10,273	13,972	100.0

Source:    BTM-Consult ApS—April 2010

With the support of the Chinese central government, domestic manufactures are playing an increasingly significant role in the local market. According to the 11th Five Year Development Plan for Renewable Energy, the total capacity of domestic manufacturers of wind turbines will have reached 5,000MW per annum by 2010.

However, in order to curb the over expansion of the renewable energy sector, the Chinese government implemented measures to reduce incentives for domestic suppliers in the renewable energy sector.

According to BTM, of the numerous domestic players in the Chinese market, only a few have adopted their own wind turbine technology. Most of the megawatt-class installed capacity technologies used by domestic wind turbine manufacturers are from foreign suppliers or designers, either through purchase of licenses or through joint design. The table below sets forth the major domestic wind turbine manufacturers as well as their turbine models.

Manufacturer	Location	Turbine Model & Size	2009 Incremental Installed Capacity
			(MW)
Non-state owned or controlled enterprises
1. Mingyang	Zhongshan, Guangdong Jilin City, Jilin Tianjin Rudong, Jiangsu	MY1.5s/1.5se 1500 kW	567
		MY-SCD 2.5MW	/
		MY-SCD 2.75MW	/
		MY-SCD 3.0 MW	/
2. CCWE (Huachuang)	Shenyang, Liaoning Tongliao, Inner Mongolia	CCWE-1500/70/77/82.DF	163.5
		CCWE-1500/77/82.DD	/
		CCWE-3000/100DF-3.0MW	/

State-owned or controlled enterprises(1)
1. Sinovel	Dalian, Liaoning Baotou, Inner Mongolia Jiuquan, Gansu	SL70/77/82-1500 kW	3441
	Baicheng, Jilin Dongying, Shandong Yancheng, Jiangsu	SL 3000/90/100/105/113- 3000 kW	69
2.Goldwind	Urumqi, Xinjiang	S48/50-750 kW	813
	Beijing	GW70/77/82-1500 kW	1908
	Baotou, Inner Mongolia	GW90/100/2500 kW	2.5
	Xi’an, Shaanxi Dafeng, Jiangsu	GW3000 kW	3.0
3. Dongfang (DFST)	Deyang, Sichuan	FD 60-1000kW	1
	Tianjin	FD70/77/82-1500 kW	2474
	Nantong, Jiangsu	FD90-2500kW	2.5
4. United Power	Baoding, Hebei Lianyungang, Jiangsu Chifeng, Inner Mongolia	UP 77/82/86/100/108 -1500kW	768
5. HARA XEMC	Xiangtan, Hunan	XE72/82/93-2000 kW-DD	454
		XE Darwind DD115/5MW	/
6. Sewind (Shanghai Electric)	Shanghai Dongtai, Jiangsu	SEC62/64-1250 kW	212.5
		SEC87/93 2000 kW	68
7. Windey	Hangzhou, Zhejiang	WD49/50 -750 kW	71.25
	Zhangbei, Hebei	WD52-800 kW	80
		WD70/77-1500kW	109.5
8.Beizhong	Beijing	BZD70/78/82-1500kW	/
		FD80-2000 kW	138

Source:	BTM-Consult ApS—April 2010

Note:

(1)	State-owned enterprise means that the company is owned and controlled by the PRC government; state- controlled enterprise means that the PRC government is the largest shareholder in the company.

An Overview of Policies and Incentives for PRC Power Sector

According to the NDRC Opinions issued by the NDRC and nine other government authorities in September 2009, which aim to curb the overheated development and investment in certain industry sectors, including steel, concrete, polysilicon and wind power equipment, the government plans to withhold approval of new and production capacity expansion projects and reduce funding for new projects in the renewable energy sector. Also, in November 2009, the NDRC announced that the 70% domestic localization rate of parts and components for wind equipments is no longer in effect. See “Regulation—Other Wind Power Electricity Industry Regulations.” It is expected that these measures will increase the competitiveness for suppliers within the renewable energy sector in China. Smaller companies and new market entrants will be negatively impacted by the policy charge. However, we believe for large market leaders, the impact will be minimal because of the existing scale, technology and established relationships with customers and the increased market competitiveness would represent a good opportunity for market leaders to consolidate smaller players.

According to the NDRC Plan, electricity from non-hydro renewable sources in areas covered by major grids will have to meet 1% of electricity supply by 2010 and 3% by 2020. If the Chinese power sector follows the forecast of the Chinese Wind Energy Association, then the total consumption of electricity in 2010 and 2020 will be 4,000 TWh and 7,500 TWh, respectively. It is predicted that 20GW of wind power in 2010 and 100GW in 2020 will be needed to meet this mandated share according to BTM.

Several favorable policies and incentives have been set out by PRC government and the United Nations Framework Convention on Climate Change, or UNFCCC, to encourage the development of the wind power sector. We believe that these policies and incentives would have both direct and indirect benefits to the wind turbine manufacturing sector.

Feed-in Tariff

The tariff for electricity paid by grid utility companies to power producers, or feed-in tariff, of renewable energy power generation projects shall be determined by the price authorities of the State Council on the basis of being beneficial to the development of renewable energy and being economic and reasonable. For wind power projects, in particular, the PRC government announced a tariff setting mechanism in 2009 that sets tariff according to regions and wind resources.

On July 24, 2009, the NDRC issued the “Circular regarding the Furtherance of On-grid Pricing Policy of Wind Power,” which has come into effect on August 1, 2009 and applies to all onshore wind power projects approved thereafter. In accordance with this circular, the feed-in tariff as determined by “government guided price” discussed above has been replaced by the geographically unified tariff, a form of government-fixed price. Specifically, the PRC is categorized into four wind resource zones, and all onshore wind power projects in the same zone apply the same standard feed-in tariff, including VAT, (RMB0.51/kWh, RMB0.54/kWh, RMB0.58/kWh or RMB0.61/kWh) applicable to that zone. For wind farms spanning across areas with different fixed feed-in tariffs, the higher tariff applies. The new feed-in tariffs will continue to be subsidized by feed-in tariff premiums enjoyed by renewable power projects in general.

Mandatory Purchase and Dispatch Priority

The Renewable Energy Law imposes mandatory obligations on grid companies to purchase all the electricity generated from renewable energy projects that are within the coverage of their grids, and to provide grid-connection services and related technical supports.

In addition, pursuant to the Supervision Measures on Purchase of the Full Amount of Renewable Energy Power by Grid Enterprises, which became effective on September 1, 2007, the SERC and its local branches should supervise grid companies of their mandatory purchase and grid-connection obligations under the

Renewable Energy Law. Grid companies that fail to satisfy these obligations may be penalized. The SERC may also prescribe a time limit within which the grid companies must compensate the losses incurred by such renewable energy enterprise and remedy their failure, otherwise they may be fined to a sum equaling no more than the losses.

On August 2, 2007, the State Council approved the Provisional Measures on the Dispatch of Energy Saving Power Generation, which is aimed at optimizing the efficient use of natural resources and encouraging energy savings to achieve sustainability. Pursuant to this regulation, power producers are able to enjoy the highest dispatch priority if they use renewable energy including wind, solar and tidal power. Pursuant to such regulation, the dispatch priority of power generation units is determined in the following sequence: (a) non-adjustable power generation units utilizing renewable fuels; (b) adjustable power generation units utilizing renewable fuels; (c) nuclear power generation units; (d) cogeneration units and resources comprehensive utilization power generation units; (e) gas-fired power generation units; (f) other coal power generation units, including cogeneration units without heat load; and (g) oil-fired power generation units.

Taxation

Electricity generated from wind power is subject to a VAT rate of 8.5% and wind power equipment, such as wind turbines, is subject to a VAT rate of 17%. The enterprise income tax rate is reduced to 15% from 25% for the wind industry if it belongs to the category of advanced and new technology enterprises supported by the PRC government.

Subsidy for Domestic Wind Power Equipment

The PRC government subsidizes entities that are wholly-owned or majority-owned by domestic companies or by PRC citizens and that are engaged in the manufacture of wind turbines or key components with their own intellectual property rights in the form of RMB600 per kW for the first fifty 1.5MW or larger wind turbines/equipment that have passed CGC certification, have been operating for 240 hours without failure and accepted by wind farm operators.

Clean Development Mechanism

Clean Development Mechanism is an arrangement under the Kyoto Protocol to the UNFCCC. It allows industrialized countries with a greenhouse gas emission reduction commitment to invest in emission reducing projects in developing countries in order to earn certified emission reductions, commonly known as carbon credits. These credits can be used by investors from industrialized countries against domestic emission reduction targets or sold to other interested parties, and therefore provides an alternative to more expensive emission reductions in their own countries. This will further encourage wind farm development in China and increase demand of wind turbines.

OUR BUSINESS

Overview

We are a leading and fast-growing wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. We were the largest non-state owned or controlled wind turbine manufacturer in China, as measured by installed capacity of wind turbines at the end of 2009, with a 4.1% market share in terms of newly installed capacity in 2009, according to BTM. We were also among the five largest domestic branded wind turbine manufacturers in China as measured by newly installed capacity in 2009, according to BTM. Also according to BTM, China had advanced to first place in the world in terms of newly installed capacity of wind turbines, with 13,750MW in 2009, and second place in the world in terms of cumulative installed capacity, with 25,853MW by the end of 2009. As we expect to continue to increase our market share in China, we are well-positioned to benefit from the projected significant growth in China’s wind power equipment industry.

We were founded in June 2006 and have since experienced significant growth. As of June 30, 2010, we had entered into sales contracts with 14 end customers to deliver 1,776 units of our wind turbines. Our current products consist of two models of wind turbines, each with a rated power capacity of 1.5MW, currently the most widely used wind turbine model in China, designed and developed to cater to the wind and other weather conditions and power grids in China. We cooperate with aerodyn Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to develop our 1.5MW wind turbines and share intellectual property rights. We also have obtained exclusive licenses from aerodyn Asia to manufacture and distribute in China wind turbines utilizing its advanced SCD technology, with a rated power capacity ranging from 2.5MW to 3MW and a rated power capacity of 6.0MW. In May 2010, we completed our first 2.5/3.0MW SCD wind turbine prototype in, which was delivered and installed in a tidal flat area in Rudong, Jiangsu Province in August 2010.

Our customers include the five largest Chinese state-owned power producers: China Datang, Huadian, Guodian, CPIC and Huaneng, or their alternative energy subsidiaries, such as Longyuan, which is a subsidiary of Guodian and a company listed on the Hong Kong Stock Exchange. According to the Chinese Wind Energy Association, a member of the World Wind Energy Association, these customers were among the top wind farm operators in China as measured by newly installed wind capacity in 2009, with an aggregate installed capacity accounting for more than 50% of China’s newly installed capacity that year. We also sell wind turbines to regional alternative energy investment companies, regional power producers and wind farm operators in the private sector.

Our facilities are currently located in Guangdong, Tianjin and Jilin, China. We expanded our designed annual production capacity from 288 units of 1.5MW wind turbines in 2007 to approximately 1,340 units as of June 30, 2010. In anticipation of growing market demand, we plan to further expand the production capacity at our existing facility in Zhongshan, Guangdong and are currently establishing new facilities in Tianjin and Rudong, Jiangsu.

Our Competitive Strengths

We believe that the following competitive strengths enable us to compete effectively in China’s wind power equipment industry and to capitalize on its rapid growth.

Advanced Product Offering with High Adaptability, High Energy Output, Low Energy Production Cost and Comprehensive Post-Sales Services

Our wind turbines are designed for high availability, high energy output and low energy production cost per kWh in the wide range of wind conditions in China as well as throughout the world. Our MY1.5se wind turbines offer a cost competitive solution for wind farms that have low average wind speed but experience occasional high speed wind gusts. Our enhanced rotor blades with a post-installation diameter of 82.6 meters are typically longer than those of our competitors with a post-installation diameter of 77.1 meters. The longer blades provide our wind turbines a larger swept area and a lower cut-in wind speed, the minimum speed at which the turbine can start rotating and generating power. This feature increases the output of our wind turbine under low wind conditions and increases the output of the wind turbine. As a result, we believe our wind turbines, when equipped with our enhanced rotor blades, typically generate more electricity compared to wind turbines with shorter rotor blades manufactured by our competitors under the same wind conditions.

Our 1.5MW wind turbines are designed and developed to cater to wind and weather conditions and power grids in China. MY1.5s model is suited for the eastern and southern coastal regions of China, which experience frequent typhoons and thunderstorms and have weather conditions that may cause erosion in our wind turbines. Our MY1.5se model is suited for the northern regions of China where temperatures may fall to as low as -40°C during the winter months and sandstorms are frequent during the spring months. Our MY1.5s and MY1.5se wind turbines can also be customized for installation in tidal flat areas, which are flat coastal wetlands formed by mud or sand deposited by tides, and on plateaus in high-altitude areas. From time to time, we also work closely with our customers and tailor the designs of our wind turbines to meet their specific requirements. For example, in order to supply wind turbines to be installed and operated at a wind farm located in the high altitudes of Yunnan province in China, we customized the electric circuit designs to enhance protection against lightning. In addition, we selected special components and parts for these wind turbines to reduce the damage from the humid air and extreme low temperatures of high altitude areas.

We delivered our first prototype, a MY1.5s model, in August 2007, and it was installed in October 2007 in Zhanjiang, Guangdong Province. We believe that the MY1.5s model wind turbine is the first megawatt-class anti-typhoon wind turbine installed in China. Our first batch of MY1.5se wind turbines were delivered to a wind farm in Inner Mongolia in May 2008. In addition, we installed our first batch of MY1.5s wind turbines in tidal flat areas in Rudong, Jiangsu Province for trial operation in October 2009.

We provide a warranty for our wind turbines and technical and maintenance support services during the warranty period. Our technical and maintenance support services are available 24 hours a day and seven days a week. We believe that our ability to provide a wide range of services with a high-level of responsiveness and efficiency makes our wind turbines more attractive to customers.

Strong Research and Development Capabilities through Collaborative Partnerships

We were one of the first Chinese wind turbine manufactures to co-design and co-develop with one of the world’s leading wind turbine design and development firms. Our wind turbines are designed and manufactured to cater to the wind and weather conditions and power grids in China utilizing advanced technologies. In June 2007, we were the first Chinese wind turbine manufacturer to receive a statement of compliance from GL, an international certification body in the wind energy sector, for a 1.5MW wind turbine prototype. Compared to many of our domestic competitors who typically purchase standard turbines designs from companies in the United States or Europe, we co-designed and co-developed our 1.5MW wind turbines with aerodyn Energiesysteme after we obtained key technical documents and drawings with respect to the turbine manufacturing technologies from Mingyang Electrical that were initially obtained from aerodyn Energiesysteme. We also obtained an exclusive license from aerodyn Asia to manufacture and distribute the SCD wind turbines in China under our brand name. As compared to traditional wind turbines of the same rated power capacity manufactured and installed in China, we believe our SCD wind turbines have a smaller external size and weigh less, cost less to transport and install, and likely require smaller foundations. aerodyn Asia has been delivering us the licensed technologies, including drawings, specifications and manuals, for us to build our first 2.5/3.0MW SCD wind turbine prototype. In May 2010, we completed the first 2.5/3.0MW SCD wind turbine prototype, which was delivered and installed in a tidal flat area in Rudong, Jiangsu Province in August 2010. We commenced commercial production of our 2.5/3.0MW SCD in the later part of September 2010. Therefore, we believe that we are a technology leader in China’s wind power equipment industry and are well-positioned to capture a greater share of the wind power market in China. We believe that our cooperation with aerodyn provides us with competitive advantages.

We have accumulated expertise in wind turbine technologies and independent research and development capabilities in megawatt-class wind turbines that allows us to customize wind turbines for wind farms and to optimize our products in response to customer demand. Under the leadership of Dr. Renjing Cao, an award-winning scholar in wind turbine technology in China and our chief technology officer, we have independently obtained one copyright and 19 patents and have ten patent applications pending in China, all of which were granted initial approvals. Notable technologies we have developed include our patented anti-typhoon wind turbines, the nacelle design with internal heated air circulation for wind turbines in regions with low temperature and frequent sandstorms, improved turbine tower designs for our 1.5MW wind turbines, an electrical control system specially tailored for wind resources in China and enhanced rotor blades with extended length for parts of southern China.

We focus on building a technology platform utilizing cutting-edge technologies. In August 2009, we entered into a letter of intent with the wind energy division of Risø National Laboratory of Sustainable Energy of Technical University of Denmark, or Risø-DTU, one of the world’s leading research laboratories in renewable energy, to cooperate on a broad range of research and development projects. In October 2009, we set up a wholly-owned subsidiary, Mingyang Wind Power European R&D Center ApS, in anticipation of the establishment of a research and development center in Denmark in cooperation with the wind energy division of Risø-DTU to focus on the research and development of offshore wind turbine applications. As of June 30, 2010, we had a team of 528 research and development and technology staff, including 130 core research and development staff and one research and development engineer stationed in Denmark who coordinates our cooperation with Risø-DTU. Our research and development team has been focusing on broad research topics relating to products and engineering, including electrical control, aerodynamics and composite materials.

Established Customer Relationships with Leading Chinese State-owned and Local Power Producers

Our customers include Huaneng, China Datang, Guodian, Huadian and CPIC, which are the five largest state-owned Chinese electric power producers and, according to China Wind Energy Association, were among the top wind farm operators in China as measured by newly installed capacity in 2009, with an aggregate installed capacity accounting for more than 50% of China’s newly installed capacity that year. According to the NDRC Plan, a power producer with an attributable installed capacity of over 5GW must meet the requirements of non-hydro renewable energy installed capacity of at least 3% of its attributable installed capacity by 2010 and 8% by 2020. As a result, we believe our key customers will continue to have strong demand for wind turbines in the medium- to long-term.

Through their current and previous work experience, including work experience at Mingyang Electrical, certain members of our management team have developed long-term relationships with our customers. We, leveraging on relationships of Mingyang Electrical with their customers, secured orders for a total of 66 units of our 1.5MW wind turbines from Yudean and CPIC in 2007 before our first prototype was completed, which we believe demonstrated their confidence in our products. As of June 30, 2010, we had cumulative orders of 1,776 turbines, of which 591 turbines were delivered, and we recognized revenue for 478 turbines. We believe that our expected production capacity expansion in 2010 will enable us to make on-time delivery for our order book as well as any new orders we receive in 2010.

Beginning in 2009, we have also entered into eight strategic cooperation agreements with our current customers, including China Datang, Guodian, Huaneng and Yudean, and prospective customers, such as CGNPC, CNOOC and Hebei Dehe New Energy Co., Ltd., to further capture more potential market opportunities in selected regions. Under these strategic cooperation agreements, these customers agreed to provide us with priority when they select suppliers for certain wind farm projects, subject to requirements and restrictions of relevant laws and regulations. See “—Sales and Marketing—Strategic Cooperation Relationship and New Customer Base.”

Strategic Locations Close to Wind Resources

Our facilities are located in Guangdong, Tianjin and Jilin, China, which are generally close to areas where our customers have established and will most likely establish wind farms, in order to reduce our transportation costs and to provide technical and maintenance support services faster and more responsively than our competitors. We relocated our Xi’an and old Tianjin facilities which ceased production in December 2009 and November 2009, respectively, to a new Tianjin facility. We started trial production for rotor blades at the new Tianjin facility in January 2010 and commenced commercial operation in March 2010 after the conditions of the facility met our requirements and we obtained requisite certificates and licenses. We expect to commence the production of wind turbines at the new Tianjin facility by the end of October 2010. We are also building a new facility in Rudong, Jiangsu Province which is expected to commence operation in November 2010. We have strategically selected the locations of our manufacturing facilities and services bases to be within 500 kilometers of the wind farms operated by our key customers to benefit from the convenience of provision of our products, parts and components as well as our services. The proximity of some of our facilities to wind farms allows us to contribute local tax revenues and create more local job opportunities and, as a result, we are able to obtain local government support, such as land and other policy incentives.

Vertical Integration and Optimized Supply Chain

We manufacture rotor blades in-house and purchase parts of electrical control systems, pitch control systems and frequency converters, each a key component of our wind turbines, from our affiliate REnergy. These four components accounted for approximately 50% of the components used in our wind turbines in 2009, as measured by manufacturing cost. We believe, as a result, we can better capture value along the wind power value chain, exert greater control over quality and availability of the components, and streamline the production process with shorter production cycles as compared to some of our competitors. In order to reduce costs and obtain more responsive technical and maintenance support services from our suppliers, we have sought to procure key components from Chinese factories of reputable foreign component manufacturers or established domestic suppliers.

Experienced Management Team with a Proven Track Record

We have an experienced management team that has successfully expanded our operations and increased our capacity and business through rapid organic growth. We believe that compared to our competitors who are typically state-controlled, we have more flexibility in strategy formulation, decision-making and operations, which has allowed us to respond more quickly to market conditions and customer needs. Our management team consists of a diverse group of experienced engineers and professional managers, who have in-depth relevant industry experience or substantial business management experience in China. Mr. Chuanwei Zhang, our chairman and chief executive officer, founded Mingyang Electrical and our company. With his in-depth technical expertise, extensive industry experience in the electrical equipment and wind power industries and strong leadership, Mr. Zhang has been instrumental in the achievement of our current market position in the Chinese megawatt-class wind turbine market. We believe that the technical and industry knowledge, the operating experiences and entrepreneurship of our senior executives provide us with significant competitive advantages in China’s fast growing wind power equipment industry.

In addition, members of our management team have also demonstrated their ability to respond rapidly to market changes, thereby enabling us to achieve fast business growth in spite of the unfavorable economic conditions and uncertainties during the recent global financial crisis. For example, during the initial phase of our business expansion, which coincided with the recent global financial crisis, we successfully installed our first prototype in October 2007, 16 months after we were founded in June 2006. Within seven months after the connection of our first prototype in Guangdong, we made our first delivery of wind turbines in May 2008 in Inner Mongolia.

Our Strategies

By leveraging our strong research and development and manufacturing capacities, we seek to grow rapidly into a world leading megawatt-class wind turbine manufacturer and build a world-class brand in the global wind power industry through the following strategies:

Maintain Our Technological Leadership and Improve Our Competitiveness through Research and Development Initiatives

We intend to further expand our research and development team and enhance our independent research and development capabilities utilizing industry-leading technologies. In order to remain our competitive edge in the market, we intend to continue to optimize and customize our 1.5MW wind turbines and introduce new products in response to customer demands and market conditions in China. We plan to further cooperate with our existing technological partner, aerodyn, and identify and establish relationship with additional reputable wind turbine design and manufacturing firms as necessary, to expand our product offerings. We also seek to expand our cooperation with leading research institutions such as Risø-DTU to strengthen our research and development capabilities.

We plan to continue to optimize our 1.5MW wind turbines for a broader variety of weather and wind conditions. In addition to our tidal flat area model and plateau model, we intend to be one of the pioneers to introduce wind turbines for low wind speed regions and integrated solar-wind storage power systems to the China market to benefit from first-mover advantage. We also plan to launch an experimental solar-wind hybrid energy system in the future. Wind is an intermittent source of renewable energy, so provisions must be made to supply load during periods of low wind speeds in order to maintain power grid stability. Solar power systems, on the other hand, have batteries that allow for storage of power. Therefore, we believe the solar-wind hybrid energy system is an advanced alternative energy solution to improve power grid stability and such system may have large market potential to be applied to small-sized urban cities, large scale residential communities as well as coastal and remote areas with off-grid power supply systems. We are currently designing the project plans for our experimental solar-wind hybrid system and expect to complete the first demonstration project by the end of 2011.

In addition, we believe that our SCD wind turbines will enable us to participate in and benefit from the rapidly growing offshore wind turbine sector in China. We plan to build a strong team of engineers to focus on the development of offshore wind turbines and large multi-megawatt wind turbines. We plan to expand our product offerings to include multi-megawatt wind turbines, which we believe have significant market potential due to higher efficiency and a wider range of applications. In particular, we completed our first 2.5/3.0MW SCD wind turbine prototype in May 2010 and are further exploring its market opportunities in China, especially for offshore applications. We have launched the preparatory work for our 6.0MW SCD wind turbine prototype and expect to deliver the first prototype 6.0MW SCD wind turbine in 2011, subject to the results of our continuing study of coastal and offshore hydrological environments and wind resources as well as research efforts to find suitable solutions for installation, operation and maintenance of our 6.0MW SCD wind turbines in such environments and wind conditions. Such solutions are expected to require implementing advanced technologies and incurring additional costs relating to the construction of platforms that are stable enough to support the weight of the wind turbines and withstand severe weather conditions and strong wave forces under the water as well as additional costs relating to the transportation of raw materials and components and maintenance staff to the offshore wind farms.

We have set up a research and development center in Denmark for which the approval from NDRC is currently under application process. Through this center, we expect to closely cooperate with the wind energy division of Risø-DTU to focus on research topics such as wind power meteorology, micro-siting (which refers to the selection of exact locations to install individual wind turbines within a specific wind farm in order to optimize the overall power output of the wind farm), wind turbine external designs under extreme weather conditions in China, loading analysis on wind turbines at extreme wind conditions, wind farm design and technology norms, aerodynamics and integration of wind power and electrical system. We also plan to establish additional research and development centers and further attract industry talent to focus on wind turbine related technologies and their applications.

Expand Our Production Capacity and Further Strengthen Cost Control by Continuing to Enhance Our Supply Chain Management

We plan to expand our annual production capacity from approximately 1,070 units of wind turbines as of the end of 2009 to 1,600 units of 1.5MW wind turbines and 300 units of 2.5/3.0MW SCD wind turbines by the end of 2010, by building new facilities in regions close to areas with abundant wind resources and expanding existing facilities. We also plan to expand our rotor blade production capacity accordingly by adding more molds. We expanded our Zhongshan facility for the production of 2.5/3.0MW SCD wind turbines, which was completed in September 2010. We are expanding our new facility in Tianjin for the assembly of 1.5MW wind turbines and the production of rotor blades. We are also building a new facility in Rudong, Jiangsu Province for the assembly of 1.5MW wind turbines and 2.5/3.0MW SCD wind turbines and the production of rotor blades, which is expected to commence operation in November 2010. Since our wind turbine manufacturing generally does not require significant capital contribution for properties and equipment nor for labor resources, we believe that we can easily relocate our facilities to regions or cities that are more favorable for our marketing activities and more convenient for us to serve our customers in the future.

In addition to manufacturing process improvements and benefits from economies of scale, supply-chain management is crucial to our ability to expand production and remain cost competitive. We intend to continue to strike the right balance between in-house production, consignment manufacturing with affiliates and sourcing from external vendors. We will also selectively explore acquiring certain component manufacturers to be able to produce these components in-house. We believe such vertical integration would allow us to ensure quality, capture additional profits at different stages of the wind power equipment value chain, realize potential technical and cost synergies and compete more effectively in the wind power equipment industry. Since February 2010, we contracted REnergy, one of our affiliated entities, to supply electrical control systems by utilizing our proprietary technologies and our brand name. We also purchase other key components of our wind turbines, including pitch control systems and frequency converters, from REnergy. We purchased gearboxes from Nanjing High Speed, our largest supplier in 2009 in terms of purchase cost. Among our top five suppliers in 2009 in terms of cost of purchase, namely Nanjing High Speed, ABB Beijing Drive Systems Co., Ltd., or ABB Beijing, Nanjing Turbine & Electric Machinery (Group) Co., Ltd., Ningbo Yongxiang Forging Co., Ltd. and REnergy, we entered into strategic cooperative agreements with the top three suppliers. We plan to make selective equity investments in certain suppliers of critical components to increase our control of the supply chain. As we continue to expand our business and launch new products, we intend to continue to build our supplier network by identifying new suppliers or working with our existing suppliers to develop relevant technological capabilities.

Increase Our Market Share by Strengthening our Strategic Relationships with Customers and Providing Additional Value-added Services and Solutions

As the largest non-state owned or controlled wind turbine manufacturer in China in 2009 according to BTM, we plan to continue to increase our market share to benefit from the rapid growth expected in China’s wind power equipment industry by introducing a wide range of value-added services and solutions in addition to the technical and maintenance support services we currently offer.

We believe that our offering of value-added services and solutions will, over time, increase recurring revenues from each customer and provide attractive margins. In particular, we plan to offer micro-siting of wind turbines, wind farm technical implementation, spare parts supply, remote technical support, human resource and operation services. As we provide these expanded post-sales services to our customers, we plan to adopt a hub-and-spoke network model such that each of our service stations will support a number of surrounding wind farms. We also plan to facilitate financing for our customers to procure more orders for our wind turbines and to improve our cash flow. In 2009, through the assistance from one of our affiliates, two of our end customers, namely Beijing Energy and Huaneng, obtained lease financing services from financial institutions for their wind farm projects. We expect to continue leveraging our existing relationship with our affiliate to introduce third-party financiers to our customers and to help our customers explore alternative financing options such as finance leases whereby the third-party financiers will provide finance to facilitate our customers’ purchases of wind turbines from us. We also seek to enter into additional strategic cooperation agreements with our customers, which we believe will enable us to further expand our market share in China more quickly than our competitors.

In addition, we have also begun exploring market opportunities to offer more comprehensive services by providing engineering, procurement and construction arrangements, or EPC arrangements. In March 2010, we entered into a strategic cooperation agreement with Beijing Huaran Construction Group, or Huaran Group, relating to EPC arrangements. Subsequently in April 2010, we entered into a further elaborated general contractor agreement with Xinjiang Huaran Dongfang New Energy Co., Ltd., or Xinjiang Huaran, a subsidiary of Huaran Group, in connection with proposed wind farm projects that we expect to develop jointly with Xinjiang Huaran through EPC arrangements. The arrangement with Huaran marks our entry into the EPC business, which we believe will allow us to diversify our revenue sources and expand our business into another part of the value chain in the wind turbine industry. Together with our lease financing services, we expect the EPC business model will enable us to attract more current and potential customers, which is expected to contribute to our revenue growth.

Establish an International Presence

We plan to establish our presence in selected major overseas wind power markets. We believe that our competitive cost base combined with our strong technological capabilities will provide us with competitive advantages over our competitors in the United States or Europe. In 2009, we retained an exclusive agent in Australia and New Zealand and an agent in Sweden to explore opportunities for our wind turbines and to understand potential customers’ needs for wind turbines in these markets. We incorporated a subsidiary in the United States in July 2010, for which the approval from NDRC is currently under application process, and plan to retain additional agents and establish sales offices in Europe and Asia Pacific to develop these markets. We also plan to continue to attend international trade shows and industry events, utilize resources available at various industry associations and increase direct sales efforts to develop overseas customers. We believe we are well-positioned to explore overseas markets successfully by our cost advantage and our large product portfolio. Moreover, we have entered into strategic cooperation agreements with ICBC Guangdong. By leveraging this relationship, we will be in a position to obtain a wide array of favorable financial services from ICBC Guangdong and its affiliates to assist our development of international markets for our wind turbines, including the extension of credit facilities and assistance in lease financing for overseas wind farm projects we may develop.

Our History

We were founded in June 2006 initially as a subsidiary of Mingyang Electrical and have since grown substantially. Mingyang Electrical has a proven track record in the business of developing and manufacturing power transformers, converters and transmission equipment and its business relationship with power producers in China has contributed to our rapid growth since our inception. Since our inception, we have been able to successfully attract financial investors, including Clarity Investors, Merrill Lynch PCG and ICBC International. These equity investments have allowed us to build a crucial financial foundation to rapidly expand our business.

The table below sets forth the significant milestones in our history:

Date	Significant Milestones
June 2006	Incorporation of Guangdong Mingyang
May 2007	Entry into first sales contract through Mingyang Electrical
June 2007	Application for GL certification for prototype design for our MY1.5s and MY1.5se wind models
August 2007	Commencement of operation at our first facility in Guangdong Province and the completion of the first prototype of MY1.5s turbine
April 2008	Commencement of operation at our Xi’an facility and our old Tianjin facility
May 2008	Delivery of first batch of MY1.5se turbines and establishment of Jilin facility
February 2009	Cumulative deliveries exceeded 100 units
March 2010	Cumulative deliveries exceeded 480 units
May 2010	Completion of first prototype of 2.5/3.0MW SCD wind turbine
August 2010	Delivery of first prototype of 2.5/3.0MW SCD wind turbine in a tidal flat area in Rudong, Jiangsu Province
September 2010	Commencement of commercial production of 2.5/3.0MW SCD wind turbines

Our Products

We produce megawatt-class grid-connected horizontal-axis wind turbines, equipped with a double-fed constant frequency induction generator, which is a design of the generator that enables the generator to produce electric current of a constant frequency as the shaft rotates at varying speeds causing the generator rotor to rotate at varying speed. Our wind turbines are variable speed wind turbines, where the rotor rotates at variable speeds. A horizontal-axis wind turbine operates on a horizontal axis with the rotor blades facing the wind and has a rotor system consisting of three rotor blades and a rotor hub, a drive-train (including a main shaft, a gearbox, a high-speed shaft and a generator), an electrical system (including a pitch control system, an electrical control system and a frequency converter), a tower, a transformer and other components. The transmission system is installed on the main frame and together with the electrical control unit and nacelle level electrical control cabinet, are contained in the nacelle cover, collectively called the nacelle. The rotor and nacelle are mounted on top of the turbine tower in order to utilize the higher wind speeds available at that elevation. The frequency converter, transformer and foundation level electrical control cabinet are installed at the base of the turbine tower on a concrete foundation for convenient installation and maintenance.

The rotor rotates in the wind and coverts the kinetic energy in air movement into mechanical energy through rotation. The gearbox increases the rotation speed of the rotor to feed into the generator, which converts the mechanical energy into electrical energy through electromagnetic induction. Electricity is then transmitted down the turbine tower and through frequency converter and transformer so that it can be transmitted onto the grid with the appropriate current frequency and voltage. The yaw system (which refers to the yaw bearing, gearbox and motor, as controlled by the electrical control system, which keep the rotor aligned with or facing the wind direction by turning the rotor) keeps the wind turbines aligned with the wind direction by turning or “yawing” the rotor to follow changing wind directions so as to maximize the kinetic energy in wind captured. The pitch control system changes the pitch angle of the rotor blades once the wind speed reaches a certain level so as to stabilize the power output despite changes in wind speed.

The diagram below illustrates the key components of a traditional horizontal-axis wind turbine.

We currently offer two models of 1.5MW turbines, MY1.5s and MY1.5se, each designed and developed for the wind and weather conditions and power grids in China and we believe that our products have high energy output, high availability and low cost of energy produced, via under various weather and wind conditions including typhoon, thunderstorm, salty air, freezing, low temperature and sand dust in China. Our turbines have a designed operational life of 20 years, which we believe is consistent with industry standards, such as GL Guideline for the Certification of Wind Turbines. MY1.5s model can be installed in the eastern and southern coastal regions of China, which experience frequent typhoons and thunderstorms and have erosive weather conditions. MY1.5se model can be installed in the northern regions of China to withstand cold weather during the winter months of temperatures as low as -40°C as well as frequent sandstorms during the spring months. Our optimized 1.5MW wind turbines, which are equipped with special foundation design, air circulation and cooling devices and other features, have successfully commenced operation in tidal flat areas in Jiangsu Province in eastern China.

Our wind turbines are equipped with rotor blades with a post-installation diameter of 77.1 meters and 82.6 meters. They start operating when the average wind speed as measured over a ten minute interval exceeds 3 meters per second, or m/s, and will be automatically turned off when the average wind speed as measured over a ten minute interval exceeds 25 m/s in order to prevent damage to the wind turbine. The wind turbines manufactured by our competitors are typically equipped with 70.0 meter and 77.1 meter diameter rotor blades and start operating when the average wind speed as measured over a ten minute interval exceeds 3.5 m/s and will be automatically turned off when the average wind speed as measured over a ten minute interval exceeds 20 m/s. Rated wind speed is the wind speed at which a wind turbine reaches its rated power capacity. The rated wind speed is 10.8m/s for our turbines equipped with 77.1 meter diameter rotor blades and 11.3m/s for our turbines equipped with 82.6 meter diameter rotor blades, as compared to 12m/s that is typical for the wind turbine with same rated power manufactured by our domestic competitors. Our wind turbines assembled with our enhanced rotor blades operate within a broader range of wind speeds, have a larger rotor swept area, and have a higher energy output, as compared to the products at the same rated capacity and with shorter rotor blades that are manufactured by our competitors.

Our Current Product—MY1.5s Model

Our MY1.5s wind turbine model can survive high temperatures, frequent typhoons, salt mist and thunderstorm. They can operate under temperatures as high as 40°C and withstand temperatures as high as 50°C as a result of our selection of special materials, unique nacelle ventilation design and efficient generator and water-air gearbox cooling system. Compared to most of our domestic competitors, who typically use one bearing, which is a mechanical device that allows constrained relative motion, typically rotation or linear movement, between two or more parts, we use double bearings to support the main shaft, which connects the rotor in the front and a three-stage gearbox in the back. As such, the gearbox is largely shielded from the direct impact of the wind on the rotor. This design increases the reliability and durability of the gearbox, enabling our wind turbines to survive extreme wind speed as high as 70.0 m/s and to operate under a variety of weather conditions including gusts, strong turbulence and extreme temperatures.

In order to preserve its internal working condition, the pitch and year bearings are equipped with an internal tooth structure to reduce surface abrasion of mechanical parts and reduce the amount of salt mist that enters the system. Our patented nacelle design elevates the pressure inside the nacelle above the external barometric pressure, creating a “wind curtain” that prevents small particles from entering the nacelle to ensure internal air quality and prolong the life span of the components housed inside. We also apply special surface treatment to wind turbines to resist erosions from salty air. Our MY1.5s wind turbines have a high level of protection against lightning through the use of a lightning current arrester at both the nacelle and the rotor blades, an equipment to protect the power-supply system between the generator and transformer.

Our Current Product—MY1.5se Model

In addition to features of the MY1.5s model, our MY1.5se wind turbines have features designed to survive the cold climate of the northern regions in China with temperature as low as -40°C and to generate electricity at temperatures as low as -30°C and withstand frequent sand dusts.

Special materials are used for key components including the main shaft, bearing housing, rotor hub and turbine tower, to withstand cold weather and the brittle fracture. Special lubricants are selected for key components such as the bearings, gearbox, yaw system and generator. The wind indicator is equipped with a heater which will be automatically turned on at below freezing temperatures. The electrical control systems are equipped with heating panels to warm up the computers and other parts in the controller panels. The nacelle has extra sealing and internal heaters to help maintain the inside temperature. The electrical control system starts and shuts off the wind turbine automatically based on outside temperatures detected by temperature sensors. The wind turbine is equipped with a pre-heating system to enable a smooth start-up at low temperatures, when necessary.

Our patented “wind curtain” nacelle design and special surface treatment to wind turbines enable our MW1.5se wind turbines to resist erosions from sand dusts.

Our New Product—SCD Wind Turbines

In addition to conventional 1.5MW wind turbines, we have obtained exclusive license rights under a license agreement from aerodyn Asia to manufacture and distribute 2.5/3.0MW SCD wind turbines and 6.0MW SCD wind turbines in China. We completed our first 2.5/3.0MW SCD wind turbine prototype in May 2010, which was delivered and installed in a tidal flat area in Rudong, Jiangsu Province in August 2010. We have also launched the preparatory work for our 6.0MW SCD wind turbine prototype. Since we intend to use the SCD wind turbines for offshore applications, our research staff have been collecting and analyzing hydrologic data and relevant information for the installation and operation of these wind turbines.

By utilizing modular design concepts, an SCD wind turbine has its planetary two-stage gearbox and a medium slow running synchronous generator integrated in a compact way, which contributes to the reduction in the total weight and size of the wind turbine on one hand, and lowers the operational speed of bearings inside therefore minimizing the wear of components on the other. Yaw system and certain other components are installed inside of one carrier which further reduces the external size of the turbine. Moreover, the compact and enclosed designs also improve the resistance to corrosion of the assembled parts and components of the SCD wind turbine. The SCD wind turbine is two-bladed and we expect to apply this model to coastal and tidal flat areas.

Configuration for a Wide Range of Wind Conditions

Based on evaluation of wind resource and micro-siting analysis, we configure our MY1.5s and MY1.5se wind turbines for a wide range of wind conditions by selecting appropriate rotor blades and turbine tower designs with the goal to minimize the cost of unit electricity produced. Our wind turbines can be installed at wind farms with annual average wind speed as measured over a ten minute interval of up to 8.5 m/s and extreme wind speed of up to 70 m/s, including in the typhoon regions in eastern and southern China. For wind farms with low average wind speed but subject to occasional high speed wind gusts, we offer our MY1.5se wind turbines that are a cost effective solution for energy production is those regions.

Rotor Blades. We currently offer two models of rotor blades utilizing aerodyn’s technologies transferred to us from Mingyang Electrical, rotor blades with a length of 37.5 meters, or the regular rotor blades, and rotor blades with a length of 40.3 meters, or the enhanced rotor blades. The post-installation diameter of regular rotor blades and enhanced rotor blades reaches 77.1 meters and 82.6 meters, respectively. Our rotor blades are made with glass fibers and have undergone special surface treatment to resist erosions from sandstorms and coastal salty air. Our rotor blades have extended length which provides our turbines with a larger swept area and a lower cut-in wind speed, which is the minimum speed at which the turbine can start rotating and generate power. This feature, together with the optimized aerodynamics design, increases the output of the wind turbine under low wind conditions and increase the output of the wind turbine. Our enhanced rotor blades are typically used in our wind turbines installed in the typhoon regions and southern coastal regions.

Turbine Tower Designs. As part of the development of 1.5MW wind turbine, we co-designed and co-developed three models of turbine towers with aerodyn Energiesysteme after we received relevant technical documents and drawings with respect to turbine tower designs from Mingyang Electrical that were initially obtained from aerodyn Energiesysteme in 2007 and directly from aerodyn Energiesysteme in 2008 and 2009 after the technology transfer. We further independently designed two additional models in response to specific requirements from our customers and market demands for our 1.5MW wind turbines. Our turbine towers are of tubular design and with a height ranging from 65 meters to 100 meters, to meet different requirements of wind farms in locations with different wind patterns. Ladders and platforms inside the tower provide access to the nacelle. Our turbine tower design also can be customized to meet customer needs and wind farm conditions. We plan to continue to expand the designs of turbine tower that we offer in the future.

Our Operations

The following diagram depicts the key stages in our production process:

(1)	Revenue attributable to each wind turbine is recognized upon its commissioning.

Production Capacity and Geographic Distribution

We manufacture rotor blades and assemble wind turbines on a large scale and in a cost effective manner and we can respond quickly to changes in customer demands. We plan to continue to expand our manufacturing and assembly capacity, improve our wind turbine design and to streamline and optimize our processes in order to produce high-quality and reliable wind turbines with high efficiency and at competitive costs.

As part of our effort to implement design and functional improvements to our wind turbine manufacture, we moderated our production output during the first half of 2009, as a result, we delivered only 92 units in the first six months as compared to 286 units in the second half of the year, notwithstanding our designed annual production capacity has achieved approximately 1,070 units.

We currently assemble our wind turbines in our Zhongshan and Jilin facilities, where we have a total of 31 assembly stations concurrently operating. We also assembled our wind turbines from April 2008 to December 2009 at our Xi’an facility where we had ten assembly stations. We are currently in the process of relocating the existing assembly lines at Xi’an facility to our new facility in Tianjin and conducting trial production at this new facility, which is expected to commence commercial production by the end of October 2010. As of June 30, 2010, our aggregate annual production capacity reached approximately 1,340 units of 1.5MW wind turbines, assuming 25 actual working days per month.

We currently manufacture our rotor blades in our Zhongshan, Jilin and new Tianjin facilities, where we have 15 blade molds with an aggregate annual production capacity of approximately 1,440 sets of rotor blades, assuming 30 actual working days per month due to the continuity requirements for rotor blades production. We previously manufactured our rotor blades from April 2008 to November 2009 in our old Tianjin facility where we had five sets of molds. We moved the molds to our new Tianjin facility which started trial production for rotor blades in January 2010 and commenced commercial operation in March 2010 after the conditions of the facility met our requirements and we obtained requisite certificates and licenses. The designed annual capacity for rotor blades of the new Tianjin facility is expected to reach approximately 480 sets by December 31, 2010.

We expanded our Zhongshan facility to add ten additional production stations with designed annual capacity of 200 units of 2.5/3.0MW SCD wind turbines, which was completed in September 2010. We plan to further expand our presence in Tianjin, which is an international port in China, in order to benefit from the proximity to wind farms, its manufacturing and transportation infrastructures, strong research and development resources and availability of key components supplies. We have established a new facility in Tianjin which is expected to commence the commercial production of wind turbines by the end of October 2010. We expect that the aggregate annual capacity of the new Tianjin facility will reach approximately 520 units of 1.5MW wind turbines. In addition, our new facility for the manufacture of rotor blades in Jilin, Jilin Province, commenced commercial operation in February 2010 with a designed annual capacity of approximately 670 sets. We are also building a new facility in Rudong, Jiangsu Province, the first phase of which is expected to commence commercial operation in November 2010 with an expected annual production capacity of approximately 260 units of 1.5MW wind turbines and 100 units of 2.5/3.0MW SCD wind turbines. In addition, we plan to add five blade molds for rotor blades manufacturing in our Rudong facility, which are expected to commence operation in November 2010 with an aggregate designed production capacity of 480 sets of rotor blades per annum.

We expect that by the end of 2010, our annual production capacity will reach approximately 1,600 units of 1.5MW wind turbines and 300 units of 2.5/3.0 SCD wind turbines as a result of the further expansion of existing facility and the establishment of new facilities. Rotor blade production capacity expansion is relatively more capital intensive as compared to wind turbine assembly capacity expansion and as a result, we currently plan to expand our rotor blade production capacity to approximately 1,920 sets by the end of 2010. In the event of an increase in market demand, we can respond quickly by expanding our rotor blade production capacity in a relatively short period of time, during which time, we can use rotor blades supplied by third-party vendors.

The table below summarizes our production capacities in different locations in the periods indicated:

Facilities	Products	Actual / Expected Commencement of Commercial Productions	Actual Units Produced as of December 31, 2009	Annual Designed Production Capacity as of December 31, 2009	Expected Annual Designed Production Capacity as of December 31, 2010
Zhongshan, Guangdong Province	1.5 MW wind turbines	August 2007 (actual)	113 units	288 units	288 units
	2.5/3.0 SCD wind turbines	September 2010 (actual)	—	—	200 units
	Rotor blades	May 2008 (actual)	104 sets	288 sets	288 units
Jilin, Jilin Province	1.5 MW wind turbines	December 2008 (actual)	201 units	524 units	524 units
	Rotor blades	February 2010 (actual)	—	—	672 units
Tianjin (old)(1)	Rotor blades	April 2008 (actual)	269 sets	480 sets	—
Tianjin (new)(2)	1.5 MW wind turbines	October 2010 (expected)	—	—	524 units
	Rotor blades	March 2010 (actual)	—	—	570 units(4)
Xi’an, Shaanxi Province(3)	1.5 MW wind turbines	April 2008 (actual)	88 units	262 units	—
Rudong, Jiangsu Province	1.5 MW wind turbines	November 2010 (expected)	—	—	262 units
	2.5/3.0 SCD wind turbines	November 2010 (expected)	—	—	100 units
	Rotor blades	November 2010 (expected)	—	—	480 units

Total	1.5 MW wind turbines		402 units	1,074 units	1,598 units
	2.5/3.0 SCD wind turbines		—	—	300 units
	Rotor blades		373 sets	768 sets	2,010 sets(4)

(1)	This facility permanently ceased production in November 2009.
(2)	This facility commenced trial production in January 2010.
(3)	This facility permanently ceased production in December 2009.
(4)	Includes the expected production capacity of 90 sets of SCD rotor blades for our 2.5/3.0 MW SCD wind turbines.

We intend to expand our production capacity in a controlled manner to ensure that we complete such expansion in an efficient way at competitive costs and in a manner closely aligned with market demand.

We locate our facilities close to areas where our customers have built and most likely will build wind farms in order to reduce our transportation costs, facilitate our provision of prompt and responsive technical and maintenance support services and reduce our transportation costs in connection with the delivery of replacement spare parts. Our production facilities in Guangdong, Jiangsu, Tianjin and Jilin are intended to serve the southern, eastern, central and northern regions of China, respectively.

The following table sets forth the names of the provinces and autonomous regions each of our current facilities are intended to serve.

Our Current Facility	Provinces and Autonomous Regions to be Served
Zhongshan, Guangdong Province	Fujian, Guangdong, Yunnan
Jilin, Jilin Province	Inner Mongolia East, Liaoning, Jilin, Heilongjiang
Tianjin	Inner Mongolia West, Hebei, Shanxi
Rudong, Jiangsu Province	Jiangsu, Shandong, Zhejiang

When choosing the location of our production facilities, we take into consideration factors including wind resources, distance to wind farms, infrastructure availability, among others. For a more detailed discussion of wind power installed capacity and gross power generation of the provinces and autonomous regions each of our current and planned facilities is intended to serve, see “Our Industry—PRC Wind Power Industry—Wind Power Resources and Installed Capacity.”

The following diagram shows the geographic locations of our current and planned facilities.

(1)	Source: China Academy of Meteorological Science

Cost Effective Production

We plan our production in order to deliver wind turbines according to the schedule set forth in wind turbine sales contracts, on a monthly, quarterly and annual basis. Our customers typically demand the first batch of delivery within six months from the date of the wind turbine sales contract. We manage and allocate production tasks at our headquarters partly on our estimates of the order flow and partly on the basis of delivery schedule as set forth in the turbine sales contracts. For each wind farm, we typically assign the production tasks to the closest facility.

Our advanced manufacturing and assembly processes, together with our China-based production, enable us to reduce our production costs. For instance, we use hydraulic tools to increase our efficiency in assembling gearbox, and we have optimized the shape of our blade mold to reduce the amount of glass fiber to be used for each rotor blade which further reduces our manufacturing cost. In addition, we were able to improve the production efficiency and reduce material waste in the rotor blade production as a result of improvements to our manufacturing process. The wind turbine manufacturing and assembly includes both automated and manual processes. We achieve a cost efficient structure by optimizing our mix of automated and manual processes, thereby taking advantage of the relatively low cost of skilled labor as well as engineering and technical talent in China. Furthermore, our China-based production model enables us to enjoy the cost advantages of relatively inexpensive land, production equipment, facilities and utilities in China.

Supply of Raw Materials and Components

The key components of a wind turbine include the rotor blades, rotor hubs, main shafts, main frame, gearbox, bearing, generator, frequency converter, transformers, pitch control system and electrical control system. At the early stage of our operation, we purchased a small portion of rotor blades from third party manufacturers due to then limited rotor blade production capacity. Starting from 2009, we manufacture all our rotor blades in-house for our wind turbines, using licensed technology from aerodyn Energiesysteme, to ensure the quality and supply and to capture the higher margin that we believe is offered by rotor blades manufacturing. We purchase our electrical control systems, pitch control systems and frequency converters, each a key component of our wind turbines, from REnergy, an affiliated entity controlled by our chairman and chief executive officer, Mr. Chuanwei Zhang. Starting from February 2010, we contracted REnergy to supply electrical control systems for us utilizing our proprietary technologies and our brand name.

We purchase other components from carefully selected reputable suppliers. For major components, we identify suppliers through a bidding process. Based on our evaluation of their technology capabilities, product quality, pricing terms, production capacity, operational management and post-sales services, we generally engage two or three suppliers for each major components and allocate from 50% to 70% of the procurement to one designated supplier in order to minimize dependency on any single supplier, ensure quality and stable supply and obtain favorable pricing. We plan to continue to expand our supplier network. Moreover, we plan to manufacture gearboxes, generators and pitch control systems in-house for our SCD wind turbines upon the commercial production in the future due to its unique compact and enclosed design. To ensure the quality of such in-house manufactured components and SCD wind turbines, we also plan to set up a full capacity testing center for SCD wind turbines to inspect and examine on wind turbines as well as pitch control system, electrical control system, drive train and other key components.

In order to reduce costs and obtain more responsive post-sales services from our suppliers, we have sought to localize the supply of key components from the Chinese factories of foreign component manufacturers or established domestic suppliers. Like most other Chinese wind turbine manufacturers, we previously purchased key components, such as gearboxes and generators, solely from overseas suppliers such as Jahnel-Kestermann Getriebewerke Bochum and VEM Sachsenwerk GmbH, or VEM, in Germany. Since 2008, we have increasingly sourced components of comparable quality from domestic suppliers, many of which we believe are also suppliers for world leading wind turbine manufacturers including Vestas Wind Systems A/S, or Vestas, General Electric Company, or GE, Nordex AG, or Nordex, and REpower Systems AG, or Repower. Currently, we manufacture rotor blades in-house and source almost all of the raw materials and components for our 1.5MW wind turbines from the Chinese factories of foreign component manufacturers or established domestic suppliers, except that we may from time to time purchase certain of our key components from overseas suppliers upon requests from our customers. Since our inception in 2006, we have not experienced any material quality issues as a result of the transition from foreign suppliers to domestic suppliers. In 2009, the delivery of wind turbines was delayed due to the delay in the supply of one key component from our overseas supplier. As a result, we made a compensation payment to the customer.

We have established strategic relationships with our primary suppliers of main bearings, gearboxes, frequency converters and generators by entering into framework supply agreements to express the parties’ intention to explore future cooperative opportunities in good faith, including with regard to favorable pricing terms, supply priority, quality and post-sales service assurance and technology cooperation. For the supply of gearboxes, we have entered into a strategic cooperation framework agreement with Nanjing High Speed in 2007 for the supply certain units of gearboxes with the most favorable pricing terms available in the market for the years 2008, 2009 and 2010 as well as priority for additional orders. In exchange, we will give priority to Nanjing

High Speed for gearbox orders. In February 2010, we entered into a framework supply agreement with Winergy Tianjin, the Chinese subsidiary of a world leading supplier of gearboxes, for the supply of our gearboxes for the years from 2010 to 2013. In 2009, we entered into strategic cooperation framework agreements with selected suppliers, including ABB Beijing, Schaeffler Hong Kong Company Limited, or Schaeffler, Nanjing Turbine & Electric Machinery (Group) Co., Ltd. and Wafangdian Bearing Company Ltd., or Wafangdian Bearing, under which we agreed in principle to provide these suppliers priority in exchange for most favorable pricing terms available as well as priority for additional orders from these suppliers. These strategic cooperative agreements do not contain substantive terms, and supply contracts with specific terms and conditions in each case will need to be separately entered into to carry out the parties’ intentions in the framework agreements, we believe that these strategic cooperation relationships have provided us with competitive advantages in terms of the quality, supply, price and after-sales services. For example, as a result of the framework agreement we entered into with Nanjing High Speed, we were able to execute three supply contracts to purchase an aggregate of approximately 1,100 units of gearboxes from Nanjing High Speed at prices we believe are favorable compared to then market prices. Under these purchase agreements, Nanjing High Speed has agreed to manufacture gearboxes in accordance with specifications and quality standards approved by us and to deliver the products in amounts to be specified upon our prior written notice. Nanjing High Speed has also agreed to provide warranties for the gearboxes for a term from 24 to 28 months from the delivery of products to our facilities and is responsible for all costs incurred as a result of any problems due to the quality of its products. The agreements will be terminated upon the completion of the performance of obligations of both parties. We are also entitled to terminate the purchase agreements by written notice if (i) Nanjing High Speed is not able to deliver gearboxes in a specific time period, (ii) it fails to perform other obligations under the agreements, or (iii) we incur a significant loss due to the poor quality of its products. In addition, Zhongshan Mingyang Energy Investment Co. Ltd., an affiliated entity controlled by Mr. Chuanwei Zhang, has invested 10% of the equity interest in a joint venture set up between VEM and Nanjing Turbine & Electric Machinery.

The table below sets out our key suppliers by major components:

Component	Supplier	Location
Hubs	Ningbo Yongxiang Forging Co., Ltd. Jiangsu Jixin Wind Power Technology Co., Ltd.	Zhejiang Province Jiangsu Province

Main shafts	Pinghu Zhongzhou Heavy Machinery Co., Ltd. Jiangyin Zhenhong Heavy Forging Co., Ltd. Zhongshi Luoyang Heavy Machinery Co., Ltd.	Zhejiang Province Jiangsu Province Henan Province

Gearboxes	Nanjing High Speed Winergy Tianjin(1)	Jiangsu Province Tianjin

Electric generators	Nanjing Turbine & Electric Machinery (Group) Co., Ltd. Shanghai Nanyang Electrical Machinery Co., Ltd.	Jiangsu Province Shanghai

Main frames	The Foretide Machinery Manufacturing Company Limited, Fengrun New Energy Equipment Co., Ltd. Shandong Tongli Steel Structure Company	Hunan Province Shaanxi Province Shandong Province

Electrical control system (Control cabinet)	REnergy	Tianjin

Frequency converters	REnergy IDS ABB Beijing	Tianjin Switzerland Beijing

Pitch control system	REnergy SSB Wind Energy Technology (Qingdao) Co., Ltd.	Tianjin Shandong Province

Main bearing	Schaeffler Wafangdian Bearing	Hong Kong Liaoning Province

Yaw and pitch bearing	Xuzhou Rothe Erde Slewing Bearing Co., Ltd. Wafangdian Bearing	Jiangsu Province Liaoning Province

Transformers	Tianjin Special Variable Electrical Transformer Co., Ltd. Zhuhai South Hualitong Special Transformer Co., Ltd.	Tianjin Guangdong Province

Nacelle cover	Wuxi Libao Science & Technology Co., Ltd. Nantong Hongbo Wind Power Composite Material Co., Ltd. Jilin Dongqi Science & Technology Co., Ltd.	Jiangsu Province Jiangsu Province Jilin Province

(1)	We placed a purchase order for gearboxes from Winergy and expect to receive the first delivery by the end of 2010.

For non-critical components that are produced to specification, such as standard components, fasteners and connecting terminals, we source from multiple local suppliers that are in proximity to our production facilities via a bidding process. We select such suppliers on the basis of track record, size of the supplier and other commercial factors.

The key raw materials for rotor blade manufacturing include glass fiber, balsa wood, PVC foam and epoxy resin. We purchase our epoxy resin mainly from The Dow Chemical (Shanghai) Co., Ltd. and obtain glass fiber, balsa wood and PVC foam and other raw materials from domestic suppliers. We are able to source these raw materials from other suppliers in the event our current suppliers cannot meet our manufacturing needs.

We usually require the suppliers of some key components, such as main shafts, pitch control systems and electrical control cabinets, to consign a certain amount of their components to our designated storehouses, and we settle the purchase orders with these suppliers based on the actual consumption of such components monthly. We believe this enhances the stability of our supply chain and also may reduce the costs due to the large purchase quantity. We typically place component orders after we have received a firm order for our wind turbines and have received prepayments in order to minimize our inventory. The component suppliers typically provide warranties for a period ranging from six months up to 30 months after the delivery or commissioning of the wind turbines.

Quality Control and Certifications

We have implemented stringent quality control measures that cover the entire business cycle from research and development, raw material procurement, manufacturing and assembly, installation and commissioning to technical and maintenance support services. We received ISO9001:2000 certification for our quality management system. Our senior management is actively involved in setting internal quality control policies and established a dedicated quality control department at our headquarters that sets forth general quality control guidelines, manages our quality control practices and oversees the performance of the dedicated quality control teams at each facility. We seek feedback from our engineers at the wind farms and our customers to adjust and further improve our products, manufacturing and assembly processes as well as our quality control procedures.

Our quality control procedures start with our design process, where we employ failure analysis based on established engineering principles and in accordance with industry practices. Our quality control procedures also include quality assurance of raw materials and components, which includes selection of established and reputable suppliers, annual evaluation of our major suppliers, onsite monitoring if necessary and inspection of raw materials and components upon their arrival at our facilities. We have a dedicated team of approximately 20 individuals who are stationed on site at our suppliers of key components such as the gearbox, generator, main frame, rotor hub and main shaft, to monitor the manufacturing and quality control processes of the suppliers. We examine the quality of raw materials and components upon delivery and before usage. We have established quality control measures in each of the key stages of our manufacturing and assembly process and our workers in the production facilities take responsibility of on-going quality control together with the management team at each facility.

After the assembly is completed, we conduct a full capacity performance test on most of the assembled nacelles that lasts no less than three hours by placing it on a testing center in our facilities. We have developed the software and the hardware for the testing center in-house. We currently have two full capacity testing centers in our facilities in Guangdong and Jilin Provinces. If we detect a problem, we would perform a failure analysis to determine the cause and the wind turbine will be adjusted or re-assembled depending on the analysis result until the nacelle passes the full capacity performance test.

Once at wind farms, our installation team of engineers and professional staff will supervise third-party installation companies engaged by the wind farm operators to install the wind turbines. We perform a functionality test to our wind turbines after the installation work has been completed in order to test the performance of our wind turbines to make sure they meet all of the specific acceptance criteria of our customers. The completion of the functionality test after the installation indicates that our wind turbines have been commissioned. A durability test, which typically lasts 240 hours but may be as long as 360 or 500 hours on a case by case basis upon customers’ request, is subsequently performed to ensure the proper and stable connection of our wind turbines to power grids. The warranty period of our wind turbines commences after they pass the durability test. So far, none of our wind turbines has failed to pass the durability test within the time period accepted by the customer. As of June 30, 2010, of the 591 units we delivered, 478 units were commissioned and revenues recognized, and 198 units passed the durability test. We typically provide a two-year warranty for our wind turbines after the wind turbines have passed the durability test, during which time period, we provide technical and maintenance support services and cover parts and labor for non-maintenance repairs and replacement. In selected instances, we have entered into contracts with key customers where the warranty period is up to five years. During the three years ended December 31, 2009, we offered warranty with period longer than two years to approximately 35% of all the orders we secured.

Our on-site engineers at the wind farms provide feedback to our research and development team and quality control team to further improve our product design and the manufacturing process.

We have established a tracking system to enable us to identify the underlying quality issues of the raw materials and components in order to seek compensation from the suppliers. In addition, we are currently in the process of obtaining insurance coverage for transportation, installation, third party deficiency and damage certification and repair and replacement of our wind turbines. We expect to purchase such insurance within 2010.

The following table sets forth the major certifications we have received and major test standards our products have met as of June 30, 2010:

Certification Test Date	Certifications or Test Standard	Relevant Product
September 2008	ISO9001:2000 quality system certification(1)	Wind turbines
July 2009	ISO9001:2008 quality system certification(1)	Blades

(1)

Issued by International Organization for Standardization, an organization formed by delegates from member countries to establish international quality assurance standards for products and manufacturing processes.

Certification of Our Products

We believe that we are among the first Chinese wind turbine manufacturers to apply for type certificate from GL and are the first Chinese wind turbine manufacturer to have received a design stage statement of compliance. Our wind turbines are designed to meet the specifications set by GL. In June 2007, we engaged GL to conduct A-Design assessment for our MY1.5s and MY1.5se models and on June 12, 2007, we received a statement of compliance for C-Design assessment of design plausibility for our MY1.5s model prototype erected in Zhanjiang. In May 2009, we engaged GL to conduct type certificate for our MY1.5s model and conduct C-Design and A-Design assessments and type certificate for our MY1.5se model. On December 2, 2009, we received a statement of compliance for D-Design assessment, from GL for another of our MY1.5se model wind turbines. We had also obtained from WINDTEST Kaiser-Wilhelm-Koog GmbH, or WINDTEST, a leading wind turbine testing firm in Germany and a subsidiary of GL, reports on power performance measurement, acoustic noise measurement and power quality measurement for our 1.5MW wind turbines in Zhanjiang. As of the date of this prospectus, GL is conducting a complete examination of our design analyzes with all the required raw material and component tests.

On September 26, 2009, we received a product design certificate from China General Certification Center, or CGC, for our MY1.5se model wind turbines. According to the Provisional Measures for Administration of Special Funding for the Industrialization of Wind Power Equipment promulgated by the Ministry of Finance of China on August 11, 2008, certificate from CGC is one of the requirements imposed by Chinese regulations on wind turbine manufacturers to be eligible to receive state funding. In 2009, we received the funding from the provincial authority for our facility expansion in Zhongshan, Guangdong Province and expect to continue to receive additional funding in 2010.

We have received certificate for our regular rotor blades from China Classification Society Certification Company, or CCSC, a Chinese certification and inspection institution, in November 2009.

We believe that these certifications will enhance our credibility and help us attract new customers, especially as we expand in the overseas markets. The following table sets forth the major certifications we have received as of June 30, 2010.

Certification Test Date	Certifications or Test Standard	Relevant Product
June 2007	GL Statement of Compliance for the C-Design Assessment*	MY1.5s model
September 2009	CGC GB18451.1-2001	MY1.5se model
November 2009	CCSC GB18451.1-2001	regular rotor blades
December 2009	GL Statement of Compliance for the D-Design Assessment	MY1.5se model

*	Expired on June 12, 2009.

Distribution, Warranty and Maintenance Support Services

We are typically responsible for shipping the wind turbines to the wind farms designated by our customers. Due to the size and weight of wind turbines, transportation cost is typically high, constituting approximately 3.0% of the all-in-cost of a wind turbine, depending on transportation distance. In order to minimize transportation cost, we strategically build our facilities close to areas where wind farms are built. Our average transportation cost per unit was reduced from RMB0.3 million in 2008 by more than 33% to RMB0.2 million in 2009 by locating our facilities near to wind farms as we allocated a higher percentage of our production of wind turbines to our Jilin facility that are closer to the wind farms of our customers in northern areas in China. In addition, we engage third-party logistics and transportation companies to transport our wind turbines at favorable prices due to our growing economy of scale. Our improved wind turbine design that enables the number of rotor blades that can fit on one truck increased from one to two also contribute to the reduction of our transportation cost. As a result, our transportation cost per unit was further reduced to RMB0.1 million (US$14,746) in the six months ended June 30, 2010.

We contract with third-party professional transportation companies to deliver the nacelle with assembled components, rotor blades, foundation level electrical control cabinet and certain other components separately. The wind farm operators engage professional manufacturers to build and erect the turbine towers based on our turbine tower designs and technical specifications provided by us. Once at wind farms, our engineers and professional staff will supervise third-party installation companies hired by the wind farm operators to install the wind turbines. We perform a functionality test to our wind turbines after the installation work has been completed in order to test the performance of our wind turbines to make sure they meet all of the specific acceptance criteria of our customers. The completion of the functionality test after the installation indicates that our wind turbines have been commissioned. A durability test, which typically lasts 240 hours but may be as long as 360 or 500 hours on a case by case basis upon customers’ request, is subsequently performed to ensure proper and stable connection of our wind turbines to power grids. The warranty period of our wind turbines commences after they pass the durability test.

We typically provide a two-year warranty for our wind turbines after the wind turbines have passed the durability test, during which time period, we provide technical and maintenance support services and cover parts and labor for non-maintenance repairs and replacement. In selected instances, we have offered key customers warranty over a longer period of up to five years. As of June 30, 2010, for 1,776 units of wind turbines for which we secured contracts, we offered warranty for periods longer than two years to 951 units of these wind turbines. Of the 478 units for which we recognized revenue as at June 30, 2010, we offered warranty for periods longer than two years to 128 units. We offer under the sales contracts to provide the customers with spare parts at prices which are determined with reference to fair market prices at the time of the sales contracts, or at estimated fair market prices at the time of delivery of such spare parts. Upon the repairs and replacements, we typically restart the warranty period for the repaired or replacement components and our suppliers of such components will generally bear the cost of the repair and replacement during such turbine warranty period in accordance with the provisions in the supply agreements we entered into with these suppliers. Warranty on the components is partially covered by respective suppliers. During the warranty period, we typically guarantee that the availability of our wind turbines is at least 95% on an annual basis. The availability is typically defined as percentage that equals the total number of hours that a wind turbine is ready and available for operation and the production of energy or would be ready and available for operation and the production of energy but for scheduled maintenance, grid unavailability and wind speed and weather conditions falling outside of operation range, divided by the total hours in a year. Furthermore, during the warranty period, we typically also guarantee that at any wind speed, the annual average power output of our wind turbines will exceed 95% of their designed power output at the same wind speed. Upon request from our customers, we may increase the percentage threshold from 95% to 97%. We are generally obligated to pay a monetary damage of up to 10% of the purchase price of the wind turbine in case of non-performance or underperformance. Customers can also choose to replace the wind turbines if the annual power output of our wind turbines does not exceed certain designed power output after extensive verification. In addition, under a majority of the sales contracts entered into before the end of 2009, we are also obligated to replace key components, including gearbox, electric generator, main shaft, main frame and nacelle cover, throughout the design life time of 20 years of the wind turbine at no additional cost to our customers in a timely manner if such defects are as a result of our wind turbine design in wind turbines. We may seek compensation from relevant suppliers of such components in accordance with the purchase agreements we entered into with these suppliers if such defects occur within the warranty periods our suppliers provide which are typically for a 30-month period. Given the stable performance of our wind turbines that have been commissioned and are in operation, we were able to renegotiate and cancel our potential obligations under these sales contracts for the, design life of wind turbines under sales contracts for which we recognized revenues as of December 31, 2009. We are currently in the process of negotiating with relevant customers to cancel such potential obligations under the rest of the sales contracts we entered into in the past. Moreover, we do not expect to enter into similar warranty provisions with our customers in the future.

We provide end user training to our customers for the installation, commissioning, use, maintenance and operation of our wind turbines before our engineers and professional staff provides installation supervision services on-site. We also provide technical support for our SCADA system. Our technical and maintenance support services are available 24 hours a day and 7 days a week. During the warranty period, we staff employees at each wind farm which we believe is common practice in the industry, who perform regular maintenance tasks and provide technical support to the wind farm operators. We believe that our geographic proximity to our customers enables us to dispatch components and send additional technicians from a nearby facility faster than our competitors.

In order to enhance our value added services, we plan to continue to offer technical and maintenance support services after the expiry of the warranty period for a fee to be mutually agreed between us and our customers. The duration of the service package would be three years, with an option to extend for another three years.

Our Customers

As of the date of this prospectus, we have generated all of our revenue in China. We have built a robust order book as our customers actively invest in wind farm projects. Approximately 60% of our total revenues derived from the sales of wind turbines for the year of 2008 and 2009 were generated from the five largest state- owned Chinese electric power producers, namely, China Datang, Huadian, Guodian, CPIC and Huaneng, or their alternative energy subsidiaries, such as Longyuan, a company listed on the Hong Kong Stock Exchange and a subsidiary of Guodian. According to the Chinese Wind Energy Association, a member of the World Wind Energy Association, these customers were among the top wind farm operators in China as measured by newly installed wind capacity in 2009, with an aggregate installed capacity accounting for more than 50% of China’s newly installed capacity that year. Our largest customers, as measured by units of wind turbines contracted since our inception in 2006 through June 30, 2010, were China Datang, Huaneng and Huadian. Our top five customers have wind farms that are located in many provinces and autonomous regions in China, especially in areas with abundant wind resources. For example, the wind turbines we delivered to China Datang, Yudean and Beijing Energy, our top three customers in 2009 in terms of revenue recognized, were installed at wind farms located in Guangdong Province, Inner Mongolia Autonomous Region, Liaoning Province and Jilin Province.

We also sell wind turbines to regional alternative energy investment companies, regional electric power producers and wind farm operators in the private sector who accounted for 26.2% of our total orders for the year ended December 31, 2009, including Beijing Energy, Yudean, Guangdong Shuidian Bureau Two Co., Ltd., Fujian Investment and Development Group Co., Ltd. and Inner Mongolia Aode Sente New Energy Development Co., Ltd. New orders from these customers doubled from 33 units in 2007 to 66 units in 2008 and increased 215% from 66 units in 2008 to 208 units in 2009. We expect the market shares in China’s wind power industry contributed by these regional alternative energy investment companies to continue to increase in the near future.

We, through Mingyang Electrical, received our first order from Yudean for its wind farm located in the Guangdong Province in May 2007. Since our inception in 2006 through June 30, 2010, we entered into sales contracts with 14 end customers to deliver 1,776 units of our wind turbines, including one unit of 2.5MW SCD wind turbine in 2010. New orders for our 1.5MW wind turbines increased from 132 units in 2007 to 452 units in 2008 and 574 units in 2009 and reached 591 units in the first six months of 2010. We delivered 69 units, 378 units and 144 units of wind turbines but recognized revenue for 16 units, 152 units and 310 units of wind turbines, which amounted to RMB119.3 million, RMB1,169.2 million (US$172.4 million) and RMB2,315.1 million (US$341.4 million) in 2008 and 2009 and the six months ended June 30, 2010, respectively. In addition, during the months of July and August 2010, we signed further new orders for a total of 166 units of 1.5MW wind turbines.

The following table sets forth the number of wind turbines we secured contract for, delivered and commissioned, at which point we recognize revenue attributable to the sales of wind turbines under IFRS as of the dates and for the periods indicated:

Quarters	New Orders Signed	Cumulative Orders Signed(1)	Delivery		Cumulative Delivery(1)	Commissioning	Cumulative Commissioning(1)
2008
First Quarter	99	231	—		—	—	—
Second Quarter	66	297	7	(2)	7	—	—
Third Quarter	287	584	17		24	—	—
Fourth Quarter	—	584	45		69	16	16
2009
First Quarter	99	683	49		118	20	36
Second Quarter	35	718	43		161	58	94
Third Quarter	359	1,077	94		255	29	123
Fourth Quarter	81	1,158	192		447	45	168
2010
First Quarter	265	1,423	67		514	128	296
Second Quarter	353	1,776	77		591	182	478

(1)	As of the end of the quarter.
(2)	Includes our first prototype which was installed in October 2007 but was preliminarily inspected and accepted by the customer in 2008 after comprehensive on-site testing and examinations.

We have engaged Zhongshan Mingyang Energy Investment Co. Ltd., a related party engaging in financial services for the new energy industry which is 99% owned by Mr. Chuanwei Zhang, our chairman and chief executive officer, to assist our customers in obtaining lease financing services from commercial banks. Under these arrangements, we are generally able to collect approximately 80% of advance payments from our customers who have entered into lease financing agreements.

Sales and Marketing

China’s wind power industry is still at its early stage. Before 2008, there were few market players in the wind turbine industry and wind turbine contracts were primarily granted to large state-owned wind turbine manufacturers jointly with wind farm operators through a commission bidding process organized by NDRC. As a result, key state-owned wind turbine manufacturers dominated the market at the early stage. Since 2008, Chinese wind farm operators have increasingly adopted competitive bidding. By leveraging our advantages, purchase orders we obtained have increased significantly and we became the largest non-state owned or controlled wind turbine manufacturer in China in terms of new installed capacity in 2009, according to BTM.

Our dedicated marketing and sales team currently consists of 42 individuals. We have regional sales managers, focusing on the northeastern, northwestern, eastern and southern China regions, and customer sales representatives focusing on individual customers.

We enter into sales contracts with our customers on a project-by-project basis, which provide for the model and number of units of wind turbines to be delivered to designated wind farms. Wind turbines with parts and components and related services we provide under the sales contract are required to meet the technology specifications and are subject to inspections and examinations by our customers. Our customers make payments to us in installments in accordance with payment schedules under the sales contracts, which are usually in line with our delivery and installment schedules. In addition, the customers are entitled under the sales contracts to modify the terms and provisions of the sales contracts upon prior written notice. They are also entitled to terminate the sales contract upon written notice in the event of a delay in the delivery of wind turbines and related services which is longer than a grace period provided under the sales contract. In the circumstance of force majeure, both parties may terminate the contract upon a written notice.

Sales Contracts with Wind Farm Operators Obtained via Competitive Bidding Process

We are typically awarded contracts by our customers through a competitive bidding process. Once we receive a request for proposal from a wind farm operator, the relevant regional sales manager and customer sales representative will work with the wind farm operator to offer a tailored package including wind turbines customized for the specific wind condition and geographic location of the wind farm as well as value-added services such as assistance in facilitating our customers to obtain lease financing services. Our customers typically evaluate and select the bid based on a number of factors, including our reputation and financial conditions, our pricing and other commercial terms, the quality and safety of our wind turbines, the technical specifications and reliability of the wind turbines, our relationships with key components suppliers, our technical and maintenance support services and our ability to provide additional value-added services. We believe that our ability to offer customized wind turbines, responsive technical and maintenance support services and additional value-added services has helped us secure orders, including an order from Huaneng for 33 units of our 1.5MW wind turbines for a wind farm located in a high-altitude area.

Strategic Cooperation Relationship and New Customer Base

We enter into framework cooperation agreements with wind farm operators and local governments in areas with abundant wind resources and potential for wind farm development. In April 2008, we entered into a cooperative agreement with one of our then joint venture partners and a local governmental authority in Jilin, Jilin Province. In December 2008 and June 2009, we entered into framework agreements with wind farm operators and local governmental authorities in Fuxin, Liaoning Province and Rudong, Jiangsu Province, respectively. We have successfully established our Jilin and Rudong facilities under such cooperation.

Since 2009, we have also entered into eight strategic cooperation agreements with our current customers, including China Datang, Guodian, Huaneng and Yudean, and prospective customers, such as CGNPC, CNOOC and Hebei Dehe New Energy Co., Ltd., to further capture more market opportunities in selected regions and sales contracts with them for certain of their future wind farm projects. Under these strategic cooperation agreements, these customers agreed to provide us with priority when they select suppliers for certain of their wind farm projects subject to requirements and restrictions of relevant laws and regulations. In exchange, we agreed to offer a wide array of supporting services and assistance to these customers, including necessary assistance in obtaining approvals for wind farm projects, facilitating wind farm construction and operation, providing favorable commercial terms to these customers when we are selected as their wind turbine provider. Cooperation under these strategic agreements will be subject to a further detailed agreement on a project-by-project basis. These agreements generally do not have a term and can be terminated by mutual consent.

We have also begun exploring potential market opportunities for EPC arrangements. We entered into a general contractor agreement with Xinjiang Huaran in April 2010 under which we agreed, at our own expense and cost, to be responsible for the design, construction and engineering work of three wind farm projects and to supply the wind turbines to be erected at those wind farms. The three wind farms are expected to install 198 units of 1.5MW wind turbines within two years. The total consideration under the three EPC arrangements is estimated to be approximately RMB2.6 billion and is subject to further negotiation based on their current market prices. Xinjiang Huaran agreed to pledge all of its shares in the project companies of the proposed wind farm projects to us until it makes all payments to us under the agreement. We would then release the pledge and Xinjiang Huaran will operate the wind farms upon completion. Xinjiang Huaran, on the other hand, will be responsible for obtaining relevant governmental approvals and paying us for the each wind farm, including the wind turbines that were installed, upon the transfer. This general contractor agreement does not have a fixed term but will terminate upon the completion of the performance of the parties’ obligations under the agreement. A specific agreement with detailed terms and provisions of the EPC arrangements for each wind farm project will be separately executed on a project-by-project basis.

Overseas Markets

We plan to expand into selected major overseas wind power markets. In 2009, we retained an exclusive agent in Australia and New Zealand and an agent in Sweden to explore opportunities for our wind turbines and to understand potential customers’ needs for wind turbines in these markets. We incorporated a subsidiary in the United States in July 2010, for which the approval from NDRC is currently under application process. We also intend to retain additional agents and establish sales offices in Europe and the Asia Pacific to develop these markets. Furthermore, we plan to continue to attend international trade shows and industry events, utilize resources available at various industry associations and increase direct sales efforts to develop overseas customers.

In addition, we also plan to further establish cooperative relationships with commercial banks in China to expand our business internationally. We entered into a strategic cooperative agreement in September 2009 with ICBC Guangdong, under which ICBC Guangdong granted us a maximum credit line of RMB5.0 billion within the next two years upon our request from time to time and various financial services, including letters of credit, account receivables factoring, cash management and electronic clearing. In May 2010, we entered into a further elaborated cooperation agreement with ICBC Guangdong for overseas financial services arrangements. Under the arrangements, ICBC Guangdong agreed in principle, among other things, to, subject to the legal requirements and restrictions in relevant jurisdictions, (i) assist us in seeking and exploring more financing sources available for potential overseas wind farm projects that we can pursue, (ii) provide us or our potential customers with credit facilities, and (iii) support us in lease financing service for wind farm projects that we plan to develop overseas. While we plan to enter into similar arrangements with other commercial banks in China, there can be no assurance than such cooperative relationship will be established or maintained successfully.

Research and Development Capabilities and Technology Partnership

We focus on enhancing our independent research and development capabilities and leveraging our relationships with international and domestic well-known research and development institutions, laboratories and universities.

Research and Development Capabilities

Our previous controlling shareholder, Mingyang Electrical, has been designing and manufacturing power control, frequency convertor and electrical appliances since 1995 and has accumulated a wealth of industry expertise and technological know-how. Through our participation in the design and development efforts with aerodyn Energiesysteme, we have accumulated considerable expertise in developing wind turbine technologies that allows us to customize wind turbines for specific wind farms and to tailor our products to customer needs. We further developed and improved wind turbine designs for typhoon regions, tidal flat areas and plateaus.

Our research and development efforts have been recognized by relevant authorities. For example, our subsidiary, Jilin Mingyang, received government grants of approximately RMB1.6 million in 2008 mainly to support the research and development of our 1.5MW wind turbines. In 2009, Guangdong Mingyang was also granted subsidies in the aggregate of approximately RMB0.3 million (US$44,000) mainly for advanced technological improvements. In addition, Guangdong Mingyang received government grants of RMB102.9 million (US$15.2 million) in the first six months of 2010 mainly to support our research and development projects, the improvement of our manufacture facilities and the acquisition of land use rights. Of the RMB102.9 million in government grants received, RMB7.1 million (US$1.1 million) was recognized as other income for the six months ended June 30, 2010, while the remaining RMB95.8 million (US$14.1 million) was recorded as deferred income as of June 30, 2010. Government grants that compensate us for research and development expenses incurred are recognized as other income in the same periods in which the expenses are recognized. Government grants that compensate us for the cost of an asset are recognized in other income over the useful life of the asset.

As of June 30, 2010, our research and development and technology team had 528 members, including 130 core research and development staff, with in-depth knowledge of China’s wind and weather conditions as well as substantial technical expertise in the design, development and manufacturing of megawatt-class wind turbines. Our team focuses on projects including wind turbine design and development, testing and monitoring technology, electrical control and automation technology, electric power transmission and distribution technology and machinery manufacturing process optimization. We designed the full capacity performance testing platform for our 1.5MW wind turbines and have expertise in electrical control technology (including wind turbine monitoring and control, generator control, soft cut-in grid connection and inverting and pitch control technology). We contracted a third party to develop the electrical system for our wind turbines and own the intellectual property right to the source code of such electrical control technology.

In September 2007, we obtained an approval from the Guangdong Science and Technology Department to establish our Guangdong Mingyang Wind Power Technology Research Institute, our internal technology research institute, to focus on various research and development activities for wind turbines, including industrial information and industrial standardization, wind resources and power grid study, SCD wind turbine development and turbine test and inspection.

Domestic and International Platforms

We cooperate with domestic universities, including Tsinghua University, Southern China University of Technology and Beijing University of Aeronautics and Astronautics, on research projects for advanced technologies in connection with 2.5/3.0MW wind turbines and rotor blades, such as electrical control system technologies, materials for rotor blades and low-temperature operations. With the technology and research capabilities of these universities, we have successfully applied the research results in a number of wind turbine technologies. We focus on building a technology platform utilizing cutting-edge technologies. In August 2009, we entered into a letter of intent with the wind energy division of Risø-DTU, one of world’s leading research laboratories in sustainable energy, to cooperate on a broad range of research and development projects, including wind power meteorology, micro-siting, wind turbine external designs under extreme weather conditions in China, loading analysis on wind turbines at extreme wind conditions, wind farm design and technology norms, aerodynamics and integration of wind power and electrical system. In October 2009, we set up a wholly owned subsidiary, Mingyang Wind Power European R&D Center ApS, in anticipation of the establishment of a research and development center in Denmark in cooperation with the wind energy division of Risø-DTU to focus on the research and development of offshore wind turbine applications.

Technology Partnership

In addition to obtaining, through Mingyang Electrical, the technical documents, specifications, manuals and drawings relating to the 1.5MW wind turbine from aerodyn Energiesysteme, our research and development team participated in the design and development of the 1.5MW wind turbine with aerodyn Energiesysteme. In June 2007, we applied for a design assessment from GL for our MY1.5s and MY1.5se models during the research and development stage, in order to shorten the development cycle, verify the design and improve the reliability of our wind turbines. The prototype of our MY1.5s model was successfully installed in October of 2007, 16 months after our inception in June 2006. Our MY1.5se model was delivered to Inner Mongolia in May 2008. We have customized our MY1.5s model to be installed in tidal flat areas in Rudong, Jiangsu Province, which wind turbines have been installed at the wind farm for trial operation in October 2009. We customized our 1.5MW model to operate in high altitude areas in China. We delivered 26 units of this model to the designated wind farm as of June 30, 2010.

We also have obtained exclusive license rights from aerodyn Asia to manufacture and distribute 2.5/3.0MW SCD wind turbines and 6.0MW SCD wind turbines in China under our brand name. For limitations on the units of SCD wind turbines we can produce under our SCD wind turbine license, see “—Intellectual Property—1.5MW Wind Turbine Technologies.” Our SCD wind turbines feature a two-blade and modular design, a sealed rotor hub and nacelle and a highly compact drive train. Compared to conventional wind turbines manufactured and installed in China of the same rated power capacity, our SCD wind turbines have a smaller external size and weigh less therefore require smaller foundations, cost less to transport and install. These features enable our SCD wind turbines to be installed on land as well as in water more than ten kilometers away from the shoreline. We expect to commence commercial manufacturing of our 2.5/3.0MW SCD wind turbines in the second half of 2010. We believe that our SCD technologies and wind turbines will further enhance our leadership and increase our market shares in wind power industry in China.

Intellectual Property

Patents, trademarks and other proprietary rights are important to our business. We also rely on licensing opportunities, trade secrets, know-how and continuing technological innovations to develop and maintain our competitive position in China’s wind power equipment industry. We have applied for patent protection in connection with our nacelle designs with elevated internal pressure, wind turbine technology under sandstorms and typhoon weathers, assembly process techniques and other turbine technologies. As of June 30, 2010, we had one copyright and 19 patents and had ten patent applications pending in China, all of which were granted initial approvals. We plan to apply for additional patents in the future. According to relevant laws and regulations in China, our copyright has a term of protection of 50 years from the date of first publication, and our patent rights have a term of protection of ten years from the date of application.

The following table sets forth the application dates and the types of the material patents we have obtained:

Patent	First Publication/Application Date	Type
MY1.5s wind turbine process software	February 2007	Copyright
Lightning protection system for wind turbines	December 2007	Utility model
Anti-typhoon wind turbine	January 2008	Utility model
Nacelle for wind turbines	December 2008	Design
Anti-sand storm system	December 2008	Utility model
Lighting structure for wind turbine nacelles	May 2009	Utility model
Trigger device for limit switches	August 2009	Utility model

Our key intellectual property rights are described below:

1.5MW Wind Turbine Technologies. Under a consignment design and development contract between Mingyang Electrical and aerodyn Energiesysteme, dated as of April 19, 2006, Mingyang Electrical obtained exclusive rights to own and use all the work products of the 1.5MW wind turbines, including all technical documents, specifications, manuals and drawings, while aerodyn Energiesysteme retains exclusive rights to its computer programs used as a part of the development and design platform.

The parties shall be jointly entitled to intellectual property rights in connection with the 1.5MW wind turbine technologies under this contract. On May 20, 2007, Mingyang Electrical transferred to us all of its rights and obligations relating to the 1.5MW wind turbine technologies under this contract, including all the technical documents, specifications, manuals and drawings, for a fee. In 2008, we obtained the utility patent for our anti-typhoon wind turbine in China.

Prior to transferring the 1.5MW wind turbine technologies to us on May 20, 2007, Mingyang Electrical had entered into two technology sharing agreements with two of our domestic competitors, under which Mingyang Electrical agreed to provide them with the technical documents and drawings obtained from aerodyn Energiesysteme. They are not allowed to transfer their rights and obligations under the technology sharing agreements without the prior written consent of Mingyang Electrical. The technical documents and drawings these two companies are entitled to receive are limited to such technical documents and drawings as initially delivered by aerodyn Energiesysteme. Upon the technology transfer from Mingyang Electrical to us and per a supplemental agreement dated April 10, 2010, Mingyang Electrical irrevocably retained its rights and obligations under these two technology sharing agreements, which include provisions relating to facilitating the sharing of technical documents and drawings and collecting payments from those two companies. In addition, Mingyang Electrical retained the rights to continue using the technologies to the extent it used them only for the purpose of such technology sharing agreements.

We entered into a patent license agreement with an affiliate of GE on November 28, 2008, under which GE granted us and our affiliates a non-exclusive license of certain of its wind turbine technologies in the United States, Canada and Mexico where GE has obtained patent protection for these technologies. We only used this license in connection with our sales of two units of our 1.5MW wind turbines to an affiliate of GreenHunter Energy, Inc., our former strategic investor and a U.S. based renewable energy company. In exchange, we agreed to make an upfront payment of US$0.1 million to GE upon the execution of the sales contract we entered into with an affiliate of GreenHunter to sell up to two units of our 1.5MW wind turbines in regions where relevant patent protection has been granted to GE. In addition, we also granted GE and its affiliates a worldwide, perpetual, royalty free and non-exclusive license of any four patent families that GE may select from us or our affiliates during the term of the contract. A patent family is a number of patents issued in different countries for the same invention. In this regard, GE has a license for any four of our inventions in every country where such inventions are patented. With limited exceptions, such as change in control of Guangdong Mingyang, this patent license agreement remains effective until the date of expiration of the last-to-expire of the patents GE licensed to us under this agreement. The export, sales, installation and service of our 1.5MW wind turbines in the United States, Canada and Mexico may violate patent protection granted to GE, or its affiliates, in the relevant jurisdiction. In December 2008, the delivery of two units of wind turbines under a purchase order was postponed by the affiliate of GreenHunter Inc., due to its deteriorative financial condition affected by the global financial crisis. To date, we have not made such upfront payment or granted any relevant licenses. With the recent development of our SCD wind turbine technology, we expect to export and distribute primarily SCD wind turbines in overseas market, which we believe will not infringe related patents protection of GE under the patent license agreement that relate to 1.5MW wind turbines. We do not expect to sell any of the 1.5MW wind turbines that utilize GE’s technology in the United States, Canada or Mexico in the future.

License for 1.5MW Rotor Blade Technology. Mingyang Electrical obtained a non-exclusive license from aerodyn Energiesysteme to manufacture rotor blades for 1.5MW wind turbines in China and to sell these rotor blades under our brand name, under a license agreement with aerodyn Energiesysteme, dated as of June 30, 2007. We are not allowed to sell these rotor blades to continental Europe, North America or South America unless they are sold as a component of our 1.5MW wind turbines. In exchange, Mingyang Electrical would make an upfront royalty payment in the total amount of Euro 325,000 (US$399,457). Mingyang Electrical was also required to pay a fixed annual support fee in the amount of Euro 50,000 (US$61,455) for the first production facility for services received from aerodyn Energiesysteme for each of the first three years from the production of such licensed rotor blades. After the three-year period, upon the request for additional services, Mingyang Electrical would be charged an annual support fee in the amount of Euro 50,000 (US$61,455) for first rotor blade mold, Euro 36,870 (US$45,317) for a second mold and Euro 18,435 (US$22,658) for each additional mold used in production. This agreement is automatically renewed on a yearly basis unless earlier terminated by either party but not earlier than the third anniversary of the receipt of the first certification report issued by authoritative certification institute. Aerodyn Energiesysteme issued the 1.5MW rotor blade test evaluation in October 2008. Mingyang Electrical transferred its rights and obligations under this license agreement to us on November 16, 2009.

License for the SCD Technology. We have obtained exclusive license rights from aerodyn Asia to manufacture and distribute 2.5/3.0MW SCD wind turbines and 6.0MW SCD wind turbines in China, under a license agreement dated July 28, 2008 and as supplemented on January 18, 2009. Aerodyn Asia has been delivering us the licensed technologies, including drawings, specifications and manuals, for us to build the first 2.5/3.0MW SCD wind turbine prototype. We completed our first 2.5/3.0MW SCD wind turbine prototype in May 2010 and delivered and erected it in a tidal flat area in Rudong, Jiangsu Province in August 2010. We are permitted to build a maximum of three prototype SCD wind turbines in 2009 with the understanding that the 6.0MW prototype will be built approximately 12 months after the 2.5/3.0MW prototype. Upon aerodyn Asia’s clearance, we are able to commence commercial production. However, our SCD wind turbine manufacture are subject to an upper production limit of maximum 30 units for the year of 2010, 200 units for the year of 2011, and 500 units for the year of 2012. The production will not be limited from 2012 onwards. In exchange, we agreed to pay an initial licensing fee in installments in the total amount of Euro 7.0 million (US$8.6 million) and Euro 12.0 million (US$14.7 million) for the licensed technologies of 2.5/3.0MW SCD wind turbine and 6.0MW SCD wind turbine, respectively.

We are also required to make ongoing royalty payments for each unit of SCD wind turbine we sell, excluding the prototype, as follows:

Number of Units We Sell	Royalties	Minimum Royalty Payment
First 100 units	2% of sales price	No less than Euro 16,000 (US$19,666) per MW
Next 400 units	1.5% of sales price	No less than Euro 12,000 (US$14,749) per MW
Next 500 units	1 % of sales price	No less than Euro 8,000 (US$9,833) per MW
After 1,000 units	0.5% of sales price	No less than Euro 4,000 (US$4,916) per MW

These annual royalty payments are subject to a minimum advance payment, in the amount mutually agreed by aerodyn Asia and us prior to the commencement of production of our SCD wind turbines. Under the licence agreement with aerodyn Asia, we are generally prohibited from manufacturing or distributing the SCD wind turbines outside of China without consent from aerodyn Asia, subject to certain exceptions. The exclusivity of the license for the 2.5/3.0MW SCD wind turbines and 6.0MW SCD wind turbines will expire on January 1, 2016 and January 1, 2019, respectively, at which time these licenses will become non-exclusive. Under a supplementary agreement we entered into with aerodyn Asia in July 2010, aerodyn Asia agreed to provide us with written consent for the installation of 2.5/3.0MW SCD wind turbines for offshore wind farm projects outside of China on a project-by-project basis. In addition, we are prohibited from developing, manufacturing or distributing wind turbines within the same rated power capacity of 2.5MW/3.0MW and 6.0MW by utilizing similar technologies and design principles under the license agreement outside of China until ten years after the termination of the agreement. We have the option to terminate this license agreement by making a one time payment. Aerodyn Asia cannot terminate this license agreement without cause.

Trademark Licenses from Mingyang Electrical. We entered into an exclusive trademark license agreement with Mingyang Electrical for us to benefit from its strong brand recognition in China. Under the trademark license agreement dated January 18, 2010, we license from Mingyang Electrical the right to use its brand name and logo of Mingyang Electrical from January 18, 2010 to November 27, 2019 for an annual fee of RMB5,000 (US$737).

In addition, Mingyang Electrical is in the process of applying for a new trademark of the brand name and logo of Mingyang Wind Power, which application had been accepted by the national Trademark Office in March 2010. We entered into a trademark license agreement with Mingyang Electrical in April 2010 to exclusively use this new trademark for a term of ten years, from the date of official grant of this trademark. We agreed to pay Mingyang Electrical an annual fee of RMB5,000 (US$737) under the license agreement.

Competition

The Chinese wind power equipment industry is intensely competitive, rapidly evolving and highly fragmented. We expect the competition to further intensify as new players enter the market including some of our customers. We currently compete with both domestic and international wind turbine manufacturers. Our major domestic competitors include Sinovel, Goldwind, Dongfang and United Power. Sinovel is the largest wind turbine manufacturer in the domestic market, responsible for approximately 20.4%, 22.5% and 25.1% of new wind turbine installation in 2007, 2008 and 2009, respectively, according to BTM. Our key international competitors in China include Vestas from Denmark, Gamesa Corporación Tecnológica S.A. from Spain and GE Energy, the alternative energy arm of GE from the United States.

In addition, the wind power industry also faces competition from conventional and non-wind power alternative energy technologies.

Employees

The number of our employees has grown significantly since our inception. We had 120, 1,181, 1,628 and 2,192 full-time employees as of December 31, 2007, 2008 and 2009 and as of June 30, 2010, respectively. We do not have any part-time employees. The following table sets forth the number of our employees in each of our areas of operations and as a percentage of our total workforce as of June 30, 2010:

	As of June 30, 2010
	Employees	Percentage
Manufacturing and assembly	1,021	46.5%
Research and development	130	5.9
Technology support	398	18.2
Engineering and service	287	13.1
Management and administration	120	5.5
Operations and quality control	122	5.6
Logistic and support staff	40	1.8
Marketing and sales	42	1.9
Procurement	32	1.5

Total	2,192	100.0%

Our success depends on a significant extent upon our ability to attract, retain and motivate qualified personnel. We believe we offer our employees competitive compensation packages and various training programs therefore we have generally been able to attract and retain qualified personnel. We provide orientation training for every new hire and rotate them through various departments for a period of up to three months with a focus on their job functionality. We provide various trainings to our employees from different departments that cover specialized technology seminars and on-site equipment operation training. As of June 30, 2010, among our non-manufacturing and assembly staff, approximately 84% have university or associated university degrees and approximately 11% have master’s or doctorate degrees or above. We do not hire part-time employees, but hire contractors on project basis from time to time. Substantially all of our employees are based in China.

Our management and research and development and technology personnel each signs a separate confidentiality and non-compete agreement with us. The confidentiality and non-compete agreement contains a covenant that prohibits each of them from engaging in any activities that compete with our business during their employment with us and for two years after their employment with us, if we continue to pay them annually in an amount no less than half of their total annual compensation, prorated for their period of employment with us if less than one year. We choose to make such payment on a case by case basis depending on the nature of the information possessed by the specific employee. They also agree not to solicit any of our officers, directors or employees after their employment with us.

We are required by PRC laws and regulations to contribute towards various government sponsored employee benefit plans, including housing, pension, work-related injury benefits, maternity insurance, medical and unemployment benefit plans. Our contributions are made based on certain percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government where we operate our businesses from time to time. Our total contribution for such employee benefits as required by applicable PRC regulations amounted to RMB0.9 million, RMB5.2 million, RMB11.2 million (US$1.7 million) and RMB8.8 million (US$1.3 million) for 2007, 2008 and 2009 and the first six months of 2010 respectively, which were recorded in our cost of sales, operating expenses and inventory. We failed to make these contributions in full and underpaid RMB0.8 million, RMB4.1 million, RMB7.6 million (US$1.1 million) and RMB5.5 million (US$0.8 million) in 2007, 2008 and 2009 respectively. The aggregate amount due reached approximately RMB5.2 million, RMB12.8 million (US$1.9 million) and RMB19.0 million (US$2.8 million) as of December 31, 2008 and 2009 and June 30, 2010 respectively, which amounts were recorded as accrued expenses and other payables. King & Wood PRC Lawyers, our PRC legal counsel, has advised us that any failure to make requisite contributions may subject us to a late fee and persons in charge may be subject to fines ranging from RMB1,000 to RMB10,000, imposed by administrative authorities or labor arbitrations and relevant employees may claim compensation from us. Such fines or other penalties may be imposed upon us for a period of up to two years from the time of violation.

A labor union of our employees was established in 2009 that represents employees with respect to labor disputes and other employee matters. The labor union does not represent employees for the purpose of collective bargaining. Our employees are not covered by any collective bargaining agreement. We have not experienced any major disputes with our employees and we believe that we maintain a good working relationship with our employees.

Facilities

We are headquartered in Zhongshan, Guangdong Province and have production facilities in Zhongshan, Guangdong Province and Jilin, Jilin Province.

•

Zhongshan, Guangdong Province: We lease an aggregate floor area of approximately 16,000 square meters for wind turbine assembly, rotor blade manufacturing and administrative activities from Mingyang Electrical, a related party. The lease has a term of one year and expires in March 2011. We, through Zhongshan Mingyang Wind Power Equipment Co., Ltd., a subsidiary we acquired in January 2010, also have the land use rights, which expire in 2048, to a parcel of land with an aggregate area of approximately 32,000 square meters, on which we have built a facility with an estimated aggregate floor area of approximately 7,800 square meters for wind turbine manufacturing.

•

Jilin, Jilin Province: We obtained the land use rights to two adjacent parcels of land with an aggregate area of approximately 48,000 square meters. These land use rights expire in 2056 and 2058, respectively. We have not obtained property rights certificates for the facilities and ancillary buildings on these properties which have an estimated aggregate floor area of approximately 11,700 square meters.

We are currently expanding our current Zhongshan facility and establishing new facilities in Jilin, Jilin Province, Rudong, Jiangsu Province and Tianjin.

•

Zhongshan, Guangdong Province: We are expanding our facility to add additional assembly stations for our 2.5/3.0MW SCD wind turbines. The transfer of land use right is currently under process of relevant authority.

•

Jilin, Jilin Province: We have built a new facility for the manufacture of rotor blades in Jilin, which has an aggregate floor area of 11,000 square meters. We have yet to obtain property rights certificates for this facility.

•

Rudong, Jiangsu Province: We obtained land use rights to two parcels of land with an aggregate area of 53,000 square meters and are currently constructing our new facility, which is expected to have an estimated aggregate floor area of 33,000 square meters.

•

Tianjin: We have entered into an agreement to lease from Jinneng Mingyang, our 34.94% owned subsidiary, a new facility with an aggregate gross floor area of approximately 25,000 square meters for a term of two years starting from January 2010.

We ceased production at our Xi’an facility in December 2009 and at our old Tianjin facility in November 2009, respectively, and we relocated these operations to our new facility in Tianjin.

Environmental Matters and Safety

Our operations are subject to regulation and periodic inspections and monitoring by local environmental protection authorities. The Chinese national and local environmental laws and regulations impose fees for the discharge of waste substances above prescribed levels, require the payment of fines for serious violations and provide that the Chinese national and local governments may at their own discretion close or suspend the operation of any facility that fails to comply with orders requiring it to cease or remedy operations causing environmental damage.

The most significant environmental contaminant we generate is the glass fiber dust from the cutting and polishing of the rotor blades. The glass fiber is low-toxic but may cause irritation or allergy to skin or respiratory tract. We have installed pressurized vacuums in our blade facilities to collect the dust and contracted third party waste management companies to collect and dispose such dust periodically. In November 2009, our subsidiary, Tianjin Blade, was fined with an insignificant amount and ordered to suspend its business operations immediately for failure to obtain the pollutant discharge permit as required by environmental regulations and other alleged violation of environmental regulations. We promptly paid the fine and subsequently obtained a confirmation of no material environmental pollution from the environmental authority that had issued the suspension order. However, at the time of our receipt of the suspension order, we had already ceased operation at this facility in November 2009 and were in the process of relocating the production of rotor blades from this facility to our new Tianjin facility, where we started trial production for rotor blades in January 2010 and commenced commercial operation in March 2010. See “Risk Factors—Risks Relating to Our Company—Noncompliance with environmental and safety regulations may result in potentially significant monetary damages and fines as well as adverse publicity.” Except for the aforementioned noncompliance, we and our subsidiaries have not been subject to any other fines, suspension orders or other administrative actions from the environmental authorities, and we believe that we are currently in compliance with all applicable environmental regulations and standards in all material respects and have all environmental permits necessary to conduct our business. We are not aware of any pending or threatened environmental investigation, proceeding or action by any governmental agency or other third-party.

Efforts have been made to improve the general safety standards in our production facilities. All of our production facilities have adopted policies and taken protective measures to reduce health and safety risks and prevent workplace hazards. We require that our employees comply with such requirements and also provide periodic trainings. To date, our production facilities have not encountered any material unplanned work stoppages due to health and safety issues. We have complied with the applicable PRC laws and regulations on health and safety, including Production Safety Law, Industrial Disease Prevention Law, Fire Protection Law and Labor Union Law of the PRC and other relevant administrative regulations issued by the local governments in the regions where we operate. To date, we have not been subject to any material fines, orders or administrative actions involving non-compliance with these laws and regulations relating to any of our existing facilities.

Insurance

We require the third-party transportation companies we engaged to maintain insurance policies with respect to inland transit risks for our products. We do not maintain key-man life insurance for our executive officers. We do not have product liability insurance coverage to cover bodily injuries and property damages caused by the products we sold, supplied or distributed. We do not carry liability insurance that extends coverage to all potential liabilities that may arise in the ordinary course of our business, and we do not maintain any insurance coverage for business interruption due to the limited coverage of any business interruption insurance in China.

We consider our insurance coverage to be adequate and in line with other wind power manufacturers in China. However, significant uninsured damage to any of our production facilities, office buildings or other assets, whether as a result of fire or other causes, could have a material and adverse effect on our results of operations. See “Risk Factors—Risks Relating to Our Company— Our insurance coverage may be inadequate to protect us from potential losses.” and “—We are subject to product liability exposure which could damage our reputation and materially and adversely affect our business, financial condition and results of operations.”

We are in the process of negotiating with several major domestic insurance companies to procure coverage for transportation, installation, third party deficiency and damage certification and repair and replacement of our wind turbines. We expect to purchase such insurance within 2010.

Legal Proceedings

In 2008, our subsidiary, Jilin Mingyang, entered into a construction contract with Jilin Installation and Construction Co., Ltd., or Jilin Construction, under which Jilin Construction was responsible for the construction of manufacturing facilities and office buildings for Jilin Mingyang. The contract did not specify the total amount for this construction project. The construction work was completed in 2008 and Jilin Mingyang paid approximately RMB14.0 million to Jilin Construction. However, Jilin Construction requested for an additional payment up to approximately RMB8.0 million based on its estimation of the total cost of the contraction work. In September 2009, Jilin Construction brought a lawsuit at local court against Jilin Mingyang, claiming the additional amount for the construction work from Jilin Mingyang. Subsequently on February 10, 2010, Jilin Mingyang reached a settlement agreement with Jilin Construction, under which Jilin Mingyang made a final payment in the amount of RMB6.0 million to Jilin Construction. On the same date, upon the receipt of such payment, Jilin Construction applied to withdraw the lawsuit. On February 10, 2010, the local court approved the withdrawal of the case. We are currently completing requisition procedures to obtain relevant property rights certificates for our manufacturing facilities and office buildings.

In January 2008, we entered into a lease agreement with Tianjin Feilong in connection with the lease of the manufacturing facility and ancillary buildings with an aggregate gross floor area of approximately 34,545 square meters. The total rent was RMB6.6 million for the two year term of the lease agreement from April 2008 to March 2010. As we ceased production in our existing Tianjin facility, we gave a two-month prior notice to Tianjin Feilong to terminate the lease agreement. On December 1, 2009, Tianjin Feilong brought a lawsuit in local court against us alleging breach of the lease agreement and claiming, among other things, specific monetary damages of approximately RMB3.6 million and other related losses. On December 28, 2009, we responded to the charge and brought a counterclaim against Tianjin Feilong. The case is currently being litigated in the local court.

Except for the above, we are currently not a party to, and we are not aware of any threat of, any legal, arbitral or administrative proceedings, which, in the opinion of our management, is likely to have a material and adverse effect on our business, financial conditions and results of operations. We may from time to time become a party to various legal, arbitral or administrative proceedings arising in the ordinary course of our business.

REGULATION

This section sets forth a summary of all material regulations that affect our business activities in the PRC.

We operate our business in the PRC under a legal regime consisting of the State Council and several ministries and agencies under its authority, including the PRC Ministry of Commerce, or MOFCOM, the State Administration for Industry and Commerce, or the SAIC, SAFE, the NDRC, the Ministry of Environmental Protection, or the MEP, the State Administration of Taxation, or the SAT, and the State Electricity Regulatory Commission, or the SERC. From time to time, the State Council, MOFCOM, the SAIC, SAFE, the NDRC, the MEP, the SAT and the SERC issue regulations that apply to our business. Certain of these rules and regulations, such as those relating to tax, foreign investment, foreign currency exchange, dividend distribution, and regulation of foreign exchange in certain onshore and offshore transactions, may affect our shareholders’ rights to receive dividends and other distributions from us.

Laws and Regulations Promoting the Development of the Renewable Energy Industry

Renewable Energy Law and Regulations

According to the Renewable Energy Law, which became effective on January 1, 2006, the renewable energy industry, which includes the wind power industry, is subject to regulations of the national energy authority. Pursuant to the Renewable Energy Law, the PRC government encourages the development and utilization of renewable energy resources, including the funding of scientific and technological research in renewable energy applications and the industrialization of the renewable energy industry. The Renewable Energy Law also authorizes the relevant pricing authorities to set on-grid tariffs in order to promote renewable energy utilization and to adjust such tariffs in accordance with improvements in renewable energy technologies. In addition, grid enterprises are required to enter into grid connection agreements with power producers that have legally obtained administrative licenses or for which a filing has been made, and are required to buy all of the grid-connected electricity generated from renewable energy within the coverage of their power grid. The Renewable Energy Law was amended on December 26, 2009 and the amendment became effective on April 1, 2010.

The Law of the People’s Republic of China on Conserving Energy implemented in April 1, 2008 made energy conservation a long-term strategic direction for China’s economic development, and reiterated the State’s encouragement of the development and utilization of new energy and renewable energy.

The NDRC has promulgated, separately or jointly with other government ministries or agencies, a series of regulations governing the renewable energy industry. Under the Relevant Provisions for the Administration of the Generation of Electricity by Renewable Energy, which was promulgated on January 5, 2006, the NDRC has authority over the planning of renewable energy projects, the setting of renewable energy policies and the administration of renewable energy projects that require governmental approval. Pursuant to these regulations, wind farms with installed capacity of over 50MW shall be examined and approved by the NDRC and grid operators are required to ensure all of the renewable energy power producers are connected to their power grid.

The NDRC issued the Guidance Catalog for the Development of the Renewable Energy Industry, or the Guidance Catalog, on November 29, 2005 to guide policy, research and investment in support of the wind power industry. Financial institutions may provide preferential loans with interest subsidies for the development of certain renewable energy projects listed in the Guidance Catalog if certain credit conditions are met in accordance with the Renewable Energy Law.

Support for Wind Power Generation

China has adopted the policy of encouraging and supporting wind power generation. The Electric Power Law of the PRC implemented in 1996 set out the State’s encouragement and support on the utilization of renewable energy and clean energy, including wind energy, for power generation. The newly revised Law of the PRC on the Prevention and Control of Atmospheric Pollution promulgated in 2000 also encouraged the development and utilization of clean energy such as solar, wind and water energy.

Pursuant to the Notice on Certain Opinions Regarding Further Promotion of the Development of Wind Power Generation issued by State Economic and Trade Commission on November 22, 1999, wind power generation projects using domestic facilities will be given priority such as grid connection. The PRC Government has also introduced various policies and measures to encourage wind power generation. For instance, the Guidelines of Speeding Up Localization of Wind Turbines promulgated by the State Economic and Trade Commission on February 12, 2000 set out the PRC Government’s support, in terms of preferential policies and funding, to qualified wind farms using domestic wind turbine technologies and facilities. Meanwhile, with a view to facilitating localization, the PRC Government also encourages foreign investors to co-develop technologies and facilities with domestic manufacturers for wind power generation.

Project Approval and Product Categorization

On July 16, 2004, the State Council promulgated the Decision of the State Council on Investment System Reform, which provides that wind farms of installed gross capacity over 50MW must be approved by the NDRC and those with gross capacity of less than 50MW must be approved by NDRC’s provincial or municipal branches.

The approval procedures and conditions applicable to wind power projects are implemented pursuant to the Interim Measures on the Examination and Approval of Enterprises’ Investment Projects issued by NDRC on September 15, 2004. The ease and length of these approval procedures have a direct affect on the rate of wind farm development in the PRC, as well as the overall number of wind farms to be developed, therefore affecting the market demand for our products.

On December 2005, the NDRC promulgated the Guidance Catalog for Adjustment of the Industrial Structure (2005), or the Catalog, which serves as an important guideline for the government’s investment direction, management of investment projects and formulation and implementation of polices regarding finance and tax, credit, land and import/export. The Catalog encourages the development and utilization of renewable energy including wind power generation.

Wind Power Generation Capacity Policy

Pursuant to the Renewable Energy Law, the national energy authority is tasked with drafting medium to long-term targets for renewable energy output. Under the NDRC Plan, the PRC government aims to achieve 10% renewable energy consumption as a percentage of total energy consumption by 2010 and 15% by 2020, an increase from 7.5% in 2005. The NDRC Plan calls for increasing the total installed wind power capacity to 5GW by 2010 and 30GW by 2020.

On March 3, 2008, the NDRC issued the Renewable Energy Development Plan for the 11th Five-Year Plan and raised the 2010 target for total installed wind power capacity from 1GW to 10GW. In accordance with the 11th Five-Year Plan, annual domestic production capacity for wind turbines and components is set to reach 5GW and 8GW, respectively. In particular, giga-watt class wind farms are expected to be built in regions with rich wind resources, including, among other regions, a number of the provinces in which our customers’ projects are located, such as Inner Mongolia, Hebei Province, Jilin Province and Jiangsu Province. For instance, the Implementation Rules on the Administration of Pricing and Cost Sharing for Electricity Generated by Renewable Energy was issued by the NDRC on January 4, 2006 to establish the pricing schedule for electricity generated by renewable energy. The wind power pricing schedule was further supplemented by the Notice Issued by the NDRC on Improving the Wind Power On-grid Pricing Policy, which became effective on August 1, 2009.

Other Wind Power Electricity Industry Regulations

In November 2006, the NDRC and the Ministry of Finance jointly issued the Implementation Opinion on the Development of the Wind Power Industry. This opinion specifies certain measures to be taken by the PRC government to support the development of the wind power industry, including investigating and evaluating wind power sites, establishing national criteria for wind power equipment and equipment testing, encouraging research on wind power technology, supporting the industrialization of wind power, adapting the electric power grid to wind-powered electrical generation, and strengthening the management of wind farms. The PRC government’s target is to complete 50GW of installed wind power capacity by the end of the 11th Five-Year Plan, to establish the national standards for wind power industry and testing mechanism, to foster the wind power enterprises which have their own intellectual property rights.

On September 29, 2009, the NDRC and nine other government authorities issued the NDRC Opinions, which indicate that the expansion of the wind power equipment industry should be strictly controlled while the better qualified manufacturers are encouraged to become bigger and stronger. The NDRC Opinions emphasize that government should optimize the industry structure and maintain the market order. In principle, the establishment of new wind power equipment manufacturing facilities and expansion of existing equipment manufacturing facilities will no longer be approved or filed. The requirement imposed by local authorities during the bidding process to use local wind power equipment or to build wind power equipment production capacity locally is strictly prohibited. The government will establish and improve the standards of wind power equipment and product testing system, and forbid products utilizing outdated technology or products of unapproved manufacturers from entering the market. Furthermore, a new or expansion wind power equipment manufacturing project needs to be pre-approved by the NDRC under the NDRC Opinions. However, as detailed implementation rules under the NDRC Opinions have not yet all been promulgated, it is unclear what requirements must be met and how long it will take the NDRC to approve a new or expansion project of the wind power manufacturing facility. We will need to seek pre-approval from the NDRC if we plan to further expand our production capacity and will likely be required to comply with more stringent industrial requirements.

Environmental Regulations

As a manufacturing company, the most significant environmental contaminant we generate is the glass fiber dust from the cutting and polishing of the rotor blades. The major environmental regulations applicable to our business activities in the PRC include the Environmental Protection Law of the PRC, the Law on the Prevention and Control of Water Pollution, the Implementation Rules of the Law on the Prevention and Control of Water Pollution, the Law on the Prevention and Control of Air Pollution, the Implementation Rules of the Law on the Prevention and Control of Air Pollution, the Law on the Prevention and Control of Solid Waste Pollution, and the Law on the Prevention and Control of Noise Pollution.

Under these laws and regulations, we are required to perform relevant on-going procedures, including evaluation or assessment, inspection and supervision, in order to comply with environmental laws and regulations.

Regulations on Foreign Investments

The principal regulation governing foreign ownership of wind power electricity businesses in the PRC is the Foreign Investment Industrial Guidance Catalog (2007), which became effective as of December 1, 2007. Under this regulation, foreign investment in enterprises manufacturing 1.5MW wind turbines is listed as an encouraged activity. However, foreign investment is limited to equity investments in or contractual joint ventures with domestic companies, while wholly foreign owned enterprises are prohibited from operating in this industry.

Equity Joint Ventures

Guangdong Mingyang is subject to certain PRC laws and regulations governing Sino-foreign joint ventures. Foreign investment in the PRC in the form of equity joint ventures is primarily governed by the following laws and regulations:

•	The Company Law (1993), as amended;

•	The Law on Sino-Foreign Equity Joint Venture Enterprises (1979), as amended; and

•	Rules on Implementation of the Law on Sino-Foreign Equity Joint Venture Enterprises (1983), as amended.

An equity joint venture is a limited liability company under PRC law and its establishment is subject to the approval of the MOFCOM or its authorized local counterpart where such equity joint venture is located. The board of directors is the highest authority of an equity joint venture and has the power to decide all matters important to the equity joint venture. Each director is appointed for a term of three years and may serve consecutive terms if appointed by the party by which he or she was originally appointed. Each director may be removed by its appointing party, at any time, with or without cause and may be replaced by a nominee appointed by such party before the expiration of such director’s term of office.

Resolutions of the board of directors of an equity joint venture involving any matters may be adopted by the affirmative vote of a simple majority of all directors present in person or by proxy at a meeting of the board, except that resolutions involving the following matters require a unanimous approval of all directors present in person or by proxy at the meeting of the board:

•	amendment to the articles of association of the equity joint venture;

•	merger of the equity joint venture with another entity;

•	division of the equity joint venture;

•	termination or dissolution of the equity joint venture; and

•	increase, reduction or transfer of the registered capital of the equity joint venture.

Taxation

Enterprise Income Tax Law

See “Taxation—People’s Republic of China Taxation—Enterprise Income Tax.”

Value-added Tax

Pursuant to the Provisional Regulation of China on Value-added Tax and the implementing rules, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in the PRC are generally required to pay value-added tax at a rate of 17.0% of the gross sales proceeds received, less any deductible value-added tax already paid or borne by the taxpayer. In addition, when exporting goods, the exporter is entitled to a partial or full refund of value-added tax that it has already paid or borne. Guangdong Mingyang is currently subject to the 17.0% value-added tax. However, as Guangdong Mingyang has not exported its products, it is not entitled to the refund of value-added tax.

Labor

The PRC Employment Contract Law that became effective on January 1, 2008 clarifies the responsibilities of both employers and employees and codifies certain basic rights of employees and provided protections to employees. The PRC Employment Contract Law provides, among other things; that: (i) a written agreement must be signed between the employer and employee from the beginning of the employment, or one month after the date when the employee starts to work; (ii) two parties to a part-time job may enter into an oral agreement, either of the parties to part-time job may terminate the employment by notice to the other party at any time and no severance compensation shall be payable by the employer to the employee upon the termination of a part-time job; (iii) after completing two fixed-term employment contracts, an employee that desires to continue working for an employer is entitled to require a non-fixed-term employment contract, and in addition, employees who have been employed for more than ten years by the same employer are entitled to require a non-fixed-term contract; (iv) an employer may stipulate only one probation period with any given employee and no probation period may be specified in an employment contract with a term to expire upon completion of a certain job or an employment contract with a term of less than three months; (v) hiring employees through human resources outsourcing firms or labor agencies is limited to temporary, auxiliary or substitute positions and an employer may be held jointly liable for any damages to its employees caused by its human resources outsourcing firm or labor agent if it hires such employees through these entities; and (vi) a draft of any collective contract must be presented to the labor union or all employees for discussion and approval and a collective contract must be entered into by the trade union, on behalf of the enterprise’s employees, and the employer.

Foreign Currency Exchange

Foreign currency exchange in the PRC is primarily governed by the following rules:

•	Foreign Currency Administration Rule (1996), as amended; and

•	Administration Rule of the Settlement, Sale and Payment of Foreign Exchange (1996).

Under the Foreign Currency Administration Rule, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loans, security investments and repatriation of investments, however, is still subject to the approval of, or the registration with, the PRC State Administration of Foreign Exchange, or SAFE, or its local branches.

Pursuant to the above-mentioned administrative rules, foreign-invested enterprises, such as Guangdong Mingyang, may buy, sell or remit foreign currencies for current-account transactions at banks in the PRC with authority to conduct foreign exchange business by complying with certain procedural requirements, such as presentment of valid commercial documents. As disclosed, for most capital-account transactions, approval from the SAFE is a pre-condition.

Dividend Distribution

Distribution of dividends is regulated in the PRC. Sino-foreign equity joint venture enterprises in the PRC may pay dividends only out of their retained earnings, if any, determined in accordance with PRC Generally Accepted Accounting Principles, or PRC GAAP. The board of directors of a Sino-foreign equity joint venture enterprise has the discretion to allocate a portion of its after-tax profits to reserve funds, employee bonus and welfare funds and enterprise development funds, which may not be distributed to equity owners as dividends. Under the Sino-Foreign Equity Joint Venture Law and the Implementation Rules for the Sino-Foreign Equity Joint Venture Law, Guangdong Mingyang may distribute dividends to shareholders only out of after-tax income, net of any payments into the reserve funds, employee bonus and welfare funds and enterprise development funds, as decided by the board in accordance with its joint venture contract and articles of association.

Under the Foreign Exchange Administration Rules and the Regulations on Foreign Currency Transactions, Guangdong Mingyang must obtain a tax clearance before it can remit dividends abroad. Moreover, Guangdong Mingyang may not distribute any dividends if the company has “uncompensated losses” accumulating from prior years, as calculated under PRC GAAP.

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Financing and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular 75, which became effective as of November 1, 2005.

SAFE Circular 75 suspends the implementation of two prior regulations promulgated in January and April of 2005 by SAFE. SAFE Circular 75 states that PRC residents, whether natural or legal persons, must register with the relevant local SAFE branch prior to establishing or taking control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them. The term “Chinese legal person residents” as used in the SAFE Circular 75 refers to those entities with legal person status or other economic organizations established within the territory of the PRC. The term “Chinese natural person residents” as used in the SAFE Circular 75 includes all Chinese citizens and all other natural persons, including foreigners, who habitually reside in the PRC for economic benefit.

The Procedure Manual of SAFE Circular 75 issued on May 29, 2007, or the SAFE Circular 106, further explains that the above definition of foreigners with habitual residence in the PRC for economic benefit includes: (i) those natural persons who are habitual residents in the PRC but who have left temporarily for travel, study, hospitalization or work, but who shall return to their residence in the PRC; (ii) those natural persons who hold any interests in domestic entities which are classified as “domestic financed” interests; (iii) those natural persons who hold interests in domestic entities which were originally classified as “domestic financed” interests but have subsequently been classified as “foreign financed” interests.

Chinese residents are required to complete amended registrations with the local SAFE branch upon (i) injection of equity interests or assets of an onshore enterprise to the offshore entity, or (ii) subsequent overseas equity financing by such offshore entity. Chinese residents are also required to complete amended registrations or filing with the local SAFE branch within 30 days of any material change in the shareholding or capital of the offshore entity, such as changes in share capital, share transfers and long-term equity or debt investments, and providing a security interest. Chinese residents who have already incorporated or gained control of offshore entities that have made onshore investment in the PRC before SAFE Circular 75 was promulgated must register their shareholding in the offshore entities with the local SAFE branch on or before March 31, 2006.

Under SAFE Circular 75, Chinese residents are further required to repatriate back into China all of their dividends, profits or capital gains obtain from their shareholdings in the offshore entity within 180 days of their receipt of such dividends, profits or capital gains. The registration and filing procedures under SAFE Circular 75 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds, or the return of funds upon a capital reduction.

Regulation of Overseas Investments and Listings

On August 8, 2006, six PRC regulatory agencies, consisting of MOFCOM, the State Assets Supervision and Administration Commission, or SASAC, the State Administration for Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission, or the CSRC, and the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective on September 8, 2006. This regulation, among other things, contains provisions requiring that an offshore special purpose vehicle, or SPV, formed for listing purposes and controlled directly or indirectly by PRC companies or individuals must obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange.

On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by SPVs. The CSRC approval procedures require the filing of a number of documents with the CSRC and, in the absence of a waiver from the CSRC, the approval process typically requires several months to complete.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus. We have appointed two independent directors and intend to appoint another independent director within one year after the commencement of trading of our ADSs on the NYSE.

Name	Age	Position
Chuanwei Zhang	48	Chairman of the Board of Directors and Chief Executive Officer
Xian Wang	39	Director and Senior Vice President in charge of operations and strategy
Song Wang	46	Director and Senior Vice President in charge of technology development, marketing and sales services
Niccolo Magnoni	35	Director
Ted Lee	60	Independent Director
Dabing Zhou	65	Independent Director
Jinfa Wang	46	Senior Vice President in charge of general administration and human resource
Renjing Cao	41	Chief Technology Officer
Xianzhong Zhang	48	Vice President in charge of quality control
Jiawan Cheng	47	Vice President in charge of engineering and services
Yunshan Jin	44	Vice President in charge of sales and marketing
Manfred Loong	55	Chief Financial Officer
Yiguo Hao	41	Chief Operating Officer
Qiqiang Wang	44	Vice President in charge of overseas marketing

The address of our directors and executive officers is c/o Jianye Road, Mingyang Industry Park, National Hi-Tech Industrial Development Zone, Zhongshan, Guangdong 528437, People’s Republic of China.

Mr. Chuanwei Zhang founded our company in June 2006 and has served as our chairman and our executive officer since then. Mr. Zhang founded Mingyang Electrical Appliances in 1993 and served as its general manager. He founded Mingyang Electrical in 1995 and served as its general manager until October 2007. Prior to founding Mingyang Electrical, Mr. Zhang served as a general manager in charge of the overall strategy, management and administration of the company at Zhuhai Fengze Electrical Appliance Co., Ltd., a Sino-foreign joint venture that develops and sells high voltage switch cabinets, from 1990 to 1993. From 1988 to 1990, Mr. Zhang served as an assistant factory manager and office manager in charge of general operation at the General Factory of High Voltage Switches located in Xinyang City, Henan Province, China. Mr. Zhang has also served as the chairman of the board of directors of several related companies, including Mingyang Longyuan, a company that manufactures renewable energy equipment, since 2004, Mingyang Energy Investment since 2007, Mingyang New Energy since 2008 and REnergy since 2008. In addition, Mr. Zhang has served as a director at Guodian Zhongshan Natural Gas Power Generation Co., Ltd., a natural gas power producer, since August 2005. He is currently the executive chairman of Zhongshan Chamber of Industry & Commerce, chairman of Guangdong Electric Industry Association and vice director of Zhongshan Foreign Affair Association. Mr. Zhang received his bachelor’s degree from News College of Chongqing City in 1984 and a master’s degree in business administration from a joint program by Hong Kong Baptist University and Sun Yat-sen University in December 2002.

Mr. Xian Wang joined us in 2006 and has served as our director since August 2010. He has also been a director of Guangdong Mingyang since 2006. He was our senior vice president in charge of operations and strategy since February 2009, our chief operating officer from February 2008 to February 2009 and our chief financial officer from June 2006 to February 2008. Prior to joining us, Mr. Xian Wang served as a senior executive vice president in charge of the overall operation at Guangzhou Huayutai Investment Co., Ltd., an investment company, from 2005 to 2006. From 2001 to 2003, Mr. Wang served as an assistant to chairman of the board of directors and general manager in charge of the investment department at Guangzhou Sanxin Industry Group, a conglomerate whose business lines include manufacturing, energy, environmental protection and real estate. Mr. Wang received his bachelor’s degree in environmental engineering from Tsinghua University in 1993 and a master’s degree in business administration from Tsinghua University in 2002.

Mr. Song Wang joined us in 2006 and has served as our senior vice president in charge of technology development, marketing and sales services since then. He has served as our director since August 2010. Prior to joining us, Mr. Wang served as a general manager of a subsidiary of China Huaneng Group, a large Chinese state-owned electric power producer, that engages in the manufacturing of electric and automation systems from 1999 to 2006. From 1987 to 1998, Mr. Wang served as a manager at National Academy of Metallurgical and Automation, an institution focused on the automation and electric control technologies, where he was a research and development engineer and also took charge of research and development projects and marketing activities. Mr. Wang received his bachelor’s degree in engineering from Hunan University in 1984 and his master’s degree in engineering from National Academy of Metallurgical and Automation in 1987. Mr. Wang is one of the ten experts recognized by the national Ministry of Science and Technology on the Large Capacity Wind Turbine Development Team, which is part of China’s Eleventh Five-Year Plan efforts.

Mr. Niccolo Magnoni has served as our director since August 2010. Mr. Magnoni is the founder-chairman of China Opportunity Fund SA Sicar, a fund incorporated in 2006 to manage investments in renewable energy, insurance and retail industries. Mr. Magnoni was a project manager of Cirlab! Venture Capital from 2000 to 2001. In 2001, Mr. Magnoni served as a project coordinator of Scientific Games Corporation, a NASDAQ listed company, in Milan, Italy and from 2002 to 2004, he was a project manager of its international division in New York, the United States. From 2004 to 2006, he was a project manager of Cuspec Ltd., in charge of market development and project design and management. Mr. Magnoni obtained his bachelor’s degree in corporate management from Università Commerciale Luigi Bocconi in 2001.

Mr. Ted Lee has served as our independent director since August 2010. Mr. Lee is managing director of T Plus Capital Ltd., a firm he founded that provides strategic, financial and business development advisory services to accounting, financial valuation services and human resources firms in China. Mr. Lee is also currently an independent director and audit committee chairman of Chemspec International Limited, a NYSE listed company, a senior advisor to Duff & Phelps, a global financial valuation firm, and, from September 2007 to April 2009, an executive director at Prax Capital, a private equity firm specializing in China-focused investments. Mr. Lee was a senior partner at Deloitte where he worked for 31 years in the United States and Asia, including heading the opening of Deloitte’s first China office in Shanghai in 1992, serving as office managing partner of their Hong Kong, Guangzhou and Beijing offices, and practicing in the firm’s Los Angeles and Taipei offices. Mr. Lee is a California certified public accountant (inactive) and received his MBA degree from University of Southern California in 1979 and his Bachelor’s degree in accounting from California State University, Fresno in 1973.

Mr. Dabing Zhou has served as our independent director since August 2010. Mr. Zhou was the deputy chairman of board of directors of China Gezhouba (Group) Corporation from 1994 to 1996 and the general manager of Sinahydro Corporation, formerly known as China National Water Resources and Hydropower Engineering Corporation, in 1996. From 1997 to 1999, Mr. Zhou was the general manager of China Anneng Construction Corporation, the deputy general manager of National Power Corporation of China, the predecessor of China Guodian Corporation, from 1999 to 2002, and the deputy manager of China Guodian Corporation from 2002 to 2008. Mr. Zhou received his bachelor’s diploma in ocean engineering and hydrology from Hohai University, formerly known as East China Institute of Water Resources in 1968. Mr. Zhou is also currently the president of China Society for Hydropower Engineering and the vice president of National Committee on Large Dams of China.

Mr. Jinfa Wang joined us in 2008 and has served as our senior vice president in charge of general administration and human resources since then. Prior to joining us, Mr. Wang served as a deputy general manager of Mingyang Electrical from 2000 to 2008. From 1998 to 1999, Mr. Wang served as a deputy general manager in charge of technology development, quality control and manufacturing at Henan Xinkai Electrical Appliances Co., Ltd., a company that manufactures mid to low voltage electricity transmission system. From 1986 to 1997, Mr. Wang served as a factory manager in charge of general operation at the vacuum switch branch of General Factory of High Voltage Switches. Mr. Wang received his bachelor’s degree in engineering from Luoyang Institute of Technology in 1986. Mr. Wang was recognized as a senior engineer by the Personnel Department of Henan Province in 1997.

Mr. Renjing Cao joined us in 2006 and has served as our chief technical officer in charge of research and development since then. Prior to joining us, he completed his post-doctoral researches in Seoul National University, Universidad Politecnica de Cataluya, and Ghent University from 1997 to 2000. Mr. Cao served as an associate professor Nanjing University of Aeronautics and Astronautics and Xiamen University from 2004 to 2006, a visiting professor at Korea Advanced Institute of Science and Technology from 2003 and 2004 and a visiting professor at Ecole Nationale Superieure d’Arts et Metiers from 2004 to 2006. From 2001 from 2003, Mr. Cao was a research fellow at Hong Kong Polytechnic University, where he was involved in aerodynamics and aero-acoustic related research projects. Mr. Cao received his bachelor’s degree in engineering from Nanjing University of Aeronautics and Astronautics in 1990 and his master’s degree and Ph.D degree in engineering from Beijing University of Aeronautics and Astronautics in 1993 and 1996, respectively. He is also a committee member of the National Standardization Technical Committees on Wind Power Equipment. Mr. Cao has been awarded several prizes for his researches, including Beijing Science and Technology Award, Guangdong Province Science and Technology Awards and Zhongshan City Science and Technology Award.

Mr. Xianzhong Zhang joined us in 2008 and has served as our vice president in charge of quality control and product technology since then. Prior to joining us, Mr. Zhang served, from 1982 to 2008, as a vice chairman of the board of directors and a deputy general manager in charge of research and development and quality control of Hubei Jiangshan Industry Company, a company that develops, designs and manufactures heavy industrial machinery and the general manager of Hubei Jiangshan Vehicle Gear Boxes Co., Ltd. concurrently. Mr. Zhang received his bachelor’s degree in engineering from Nanjing University of Science and Technology in 1982 and his MBA diploma from Peking University in 2005.

Mr. Jiawan Cheng joined us in 2008 and is our vice president in charge of engineering and services. He served as the vice president of Mingyang Blade since June 2008 to September 2008 and was concurrently our vice president in charge at procurement and production from September 2008 to December 2009. Prior to joining us, Mr. Cheng served as general manager in charge of wind turbine commissioning and installation and technology development at Nantong Kailian Wind Power Company, a wind turbine manufacturer, from 2004 to 2008. From 1998 to 2004, Mr. Cheng served as a deputy general manager in charge of equipment procurement at Huaxin Cement Retail Company. From 1993 to 1998, Mr. Cheng served as a manager in charge of equipment procurement and commissioning at Huaxin Cement Company Limited. Mr. Cheng received his bachelor’s degree in engineering from Wuhan University of Technology in 1984. Mr. Cheng is one of the ten experts recognized by the national Ministry of Science and Technology on the Large Capacity Wind Turbine Development Team, which is part of China’s Eleventh Five-Year Plan efforts.

Mr. Yunshan Jin has served as our vice president in charge of sales and marketing since 2008. Prior to joining us, Mr. Jin served as a vice president in charge of marketing at Mingyang Electrical from 1997 to 2008. From 1993 to 1997, he was the vice president in charge of quality control and marketing at Mingyang Electrical Appliances. From 1990 to 1993, Mr. Jin was a deputy factory director in charge of marketing at Henan Xinyang Machinery and Equipment Factory. Mr. Jin received his bachelor’s degree in modern economic management from Beijing Economics & Management Correspondence Institute in 1988. He is currently studying for his MBA degree at Zhongshan University.

Mr. Manfred Loong joined us in January 2010 and has served as our chief financial officer since then. Prior to joining us, Mr. Loong was the chief financial officer and chief operating officer of UTStarcom China, a Nasdaq listed company that specializes in IP-based networking products for telecommunication. From 1997 to 2004, Mr. Loong was the Greater China chief financial officer of Lucent Technologies (China), later known as Alcatel-Lucent. Mr. Loong received his bachelor’s degree in business administration from University of Washington in 1978 and was qualified as a certified public accountant in New Jersey in the United States in 1990.

Mr. Yiguo Hao joined us in September 2010 as our chief operating officer. Prior to joining us, from 1992 to 2010, he served in several positions in the branches and subsidiaries of Dongfeng Motor Company Limited, previously known as China No.2 Motor Manufacturing Factory, including the deputy general manager of Dongfeng Axles Branch from 2002 to 2003, the director of Human Resource Department of Dongfeng Dena Axles Co., Ltd. from 2003 to 2005, the vice deputy general manager, the general manager and a director of Dongfeng Motor Gearboxes Co., Ltd. from 2005 to 2010. Dr. Hao received his bachelor’s degree in exploration engineering in 1992, a master’s degree in management science and engineering in 2001 and a Ph.D. degree in environmental engineering in 2005, from China University of Geosciences. He is also currently studying for his MBA degree in Huazhong University of Science and Technology.

Mr. Qiqiang Wang joined us in 2010 and has served as our vice president in charge of overseas marketing since then. From 2003 to 2009, Mr. Wang was the vice president and the South Asia Region President of ZTE Corporation in charge of sales and marketing in South Asia, a company that manufactures and sells telecommunication equipment. Mr. Wang received his bachelor’s degree in engineering from Southeast University in China in 1986 and his master’s degree in engineering from Concordia University in Canada in 2001.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	issuing authorized but unissued shares and redeeming or purchasing outstanding shares of our company;

•	declaring dividends and other distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.

Committee of the Board of Directors

We have established three committees under the board of directors effective upon the completion of this offering: the audit committee, the compensation committee and the corporate governance and nominating committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee will initially consist of Mr. Ted Lee, Mr. Dabing Zhou and Mr. Song Wang. Mr. Ted Lee will be the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Our board of directors has determined that Mr. Ted Lee and Mr. Dabing Zhou of the audit committee will be “independent directors” within the meaning of Section 303A of the NYSE Listed Company Manual and will meet the criteria for independence set forth in Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

•	reviewing with our independent registered public accounting firm any audit issues or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and our independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of significant control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

•	meeting separately and periodically with management, our internal auditor and independent registered public accounting firm.

Compensation Committee

Our compensation committee will initially consist of Mr. Ted Lee, Mr. Dabing Zhou and Mr. Song Wang. Our board of directors has determined that each member of the compensation committee will be an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual). Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	approving and overseeing the compensation package for our executive officers;

•	reviewing and making recommendations to the board with respect to our compensation policies and the compensation of our directors; and

•

reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee will initially consist of Mr. Ted Lee, Mr. Dabing Zhou and Mr. Chuanwei Zhang. Our board of directors has determined that each member of the corporate governance and nominating committee will be an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

•	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy of the board;

•	reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

•

advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Our board of directors has adopted a code of business conduct and ethics, which will be applicable to our senior executive and financial officers. Our code of business conduct and ethics has been filed as exhibits to the registration statement that includes this prospectus.

In addition, our board of directors has adopted a set of corporate governance guidelines, which reflect certain guiding principles with respect to the structure of our board of directors, procedures and committees. These guidelines are not intended to change or interpret any law, or our second amended and restated memorandum and articles of association.

Interested Transactions

A director may vote with respect to any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to the board’s consideration and vote on such contract or transaction.

Remuneration and Borrowing

The directors may determine remuneration to be paid to the directors. The compensation committee assists the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of the company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third-party.

Qualification

There is no shareholding qualification for directors.

Terms of Directors and Executive Officers

Our executive officers are elected by and serve at the discretion of our shareholders. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office by ordinary resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director: (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind.

Employment Agreements

We have entered into employment agreements with all of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate his or her employment for cause at any time, with prior written notice, for certain acts of the employee, including but not limited to a conviction to a felony, or willful gross misconduct by the employee in connection with his employment, and in each case if such acts have resulted in material and demonstrable financial harm to us. An executive officer may, with prior written notice, terminate his or her employment at any time without cause.

Each executive officer has agreed to hold, both during and subsequent to the terms of his or her agreement, in confidence and not to use, except in pursuance of his or her duties in connection with the employment, any of our confidential information, technological secrets, commercial secrets and know-how. Our executive officers have also agreed to disclose to us all inventions, designs and techniques resulted from work performed by them, and to assign us all right, title and interest of such inventions, designs and techniques. Moreover, each of our executive officers has agreed that (i) during the term of his or her employment with us and two years thereafter, not to, directly or indirectly, serve, invest or assist in any business that competes with our business or to engage in any marketing and selling activities for products that are same or similar to our products, provided that we agree to pay no less than half of their total annual compensation, prorated for their period of employment with us if such period is less than one year and (ii) at any time after their employment with us, not to solicit any of our officers, directors or employees.

Compensation of Directors and Executive Officers

In 2009, the aggregate cash compensation, including basic salary and bonus and other benefits, to our executive directors and key management personnel as a group was RMB3.6 million (US$0.5 million). No pension, retirement or similar benefits have been set aside or accrued for our executive officers over the same period.

We recognized share-based compensation expenses in 2008 to certain of our executive officers in the amount of RMB379.5 million. We did not recognize such expenses in other periods up to June 30, 2010. On September 30, 2010, we granted options to purchase an aggregate of 4,600,000 ordinary shares under our 2010 equity incentive plan to certain of our directors, officers and other employees. Consequently, we expect to start recording share-based compensation expense associated with these grants commencing in the quarter ending September 30, 2010. For further information on share-based compensation, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Share-based Compensation.” We have no service contracts with any of our directors providing for benefits upon termination of employment.

For a discussion of commissions and other expenses paid to an affiliate of Mr. Chuanwei Zhang, our chairman and chief executive officer, please see “Related Party Transactions—Transactions with Mr. Chuanwei Zhang and His Other Controlled Entities—Transactions with Mingyang Energy Investment” and our consolidated financial statements and unaudited condensed consolidated interim financial statements included elsewhere in this prospectus.

2010 Equity Incentive Plan

Our 2010 equity incentive plan was adopted by our shareholders on August 31, 2010. Our equity incentive plan provides for the grant of options, share appreciation rights, or other share-based awards, referred to as

“Awards.” The purpose of the plan is to aid us in recruiting and retaining key employees, directors or consultants and to motivate such persons to exert their best efforts on behalf of our company by providing incentives through the granting of Awards. Our board of directors believes that our company will benefit from the added interest that such persons will have in the welfare of the company.

Termination of Awards

Options have specified terms set forth in a share option agreement. If the recipient’s employment with the company is terminated for any reason, the recipient’s vested options shall remain exercisable subject to the provisions of the plan and the option agreement and the recipient’s unvested options shall terminate without consideration. If the options are not exercised or purchased by the last day of the exercise period, they will terminate.

Administration

Our 2010 equity incentive plan is currently administered by our board of directors and, after this offering, will be administered by the compensation committee of our board of directors. Our board of directors or the compensation committee is authorized to interpret the plan, to establish, amend and rescind any rules and regulations relating to the plan, and to make any other determinations that it deems necessary or desirable for the administration of the plan. Our board of directors or the compensation committee will determine the provisions, terms and conditions of each award consistent with the provisions of the plan, including, but not limited to, the exercise price for an option, vesting schedule, forfeiture provisions, form of payment of exercise price and other applicable terms.

Option Exercise

The term of options granted under the 2010 equity incentive plan may not exceed five years from the date of grant. The consideration to be paid for our ordinary shares upon exercise of an option or purchase of shares underlying the option may include cash, check or other cash-equivalent, consideration received by us in a cashless exercise and, to the extent permitted by our board of directors or the compensation committee and subject to the provisions of the option agreement, ordinary shares or a combination of ordinary shares and cash or cash-equivalent.

Change in Control

If a third-party acquires us through the purchase of all or substantially all of our assets, a merger or other business combination or if during any two consecutive year period individuals who at the beginning of such period constituted the board of directors cease for any reason to constitute a majority of our board of directors, then, if so determined by our board of directors or the compensation committee with respect to the applicable award agreement or otherwise, any outstanding awards that are unexercisable or otherwise unvested or subject to lapse restrictions will automatically be deemed exercisable or otherwise vested or no longer subject to lapse restrictions, as the case may be, as of immediately prior to such change in control. Our board of directors or the compensation committee may also, in its sole discretion, decide to cancel such awards for fair value, provide for the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected awards previously granted, or provide that affected options will be exercisable for a period of at least 15 days prior to the change in control but not thereafter.

Amendment and Termination of Plan

Our board of directors may at any time amend, alter or discontinue our 2010 share incentive plan. Amendments or alterations to our 2010 equity incentive plan are subject to shareholder approval if they increase the total number of shares reserved for the purposes of the plan or change the maximum number of shares for which awards may be granted to any participant. Any amendment, alteration or termination of our 2010 equity incentive plan must not adversely affect awards already granted without written consent of the recipient of such awards. Unless terminated earlier, our 2010 equity incentive plan will continue in effect for a term of five years from the date of our board of directors approves the plan.

Authorized and Granted Awards

Our board of directors and shareholders authorized the issuance of up to 5,000,000 ordinary shares upon exercise of awards granted under our 2010 equity incentive plan. On September 30, 2010, we granted options to purchase an aggregate of 4,600,000 ordinary shares under our 2010 equity incentive plan to certain of our directors, officers and other employees. Such options have an exercise price of US$8.40, which is equal to 60% of the price to public of US$14.00 per ADS, divided by one ordinary share underlying each ADS, and are subject to a four-year vesting schedule with 25% vesting on each of the first, second, third and fourth anniversary of the grant date, and will terminate no later than five years from their grant date.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of the date of this prospectus and as adjusted to reflect the sale of the ADSs offered in this offering, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

Beneficial ownership is determined in accordance with rules and regulations of the SEC and includes voting or investment power with respect to the ordinary shares. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. In computing the number of shares beneficially owned by a person or the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of this offering, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

The table below does not reflect the exercise of the underwriters’ option to purchase from us up to an additional 3,750,000 ADS.

	Ordinary Shares Beneficially Owned Prior to This Offering(1)		Shares Beneficially Owned After This Offering(2)
	Number	%	Number	%
Directors and Executive Officers:
Chuanwei Zhang(3)	28,731,300	28.73	28,731,300	22.99
Xian Wang(4)	1,626,800	1.63	1,626,800	1.30
Song Wang(5)	564,400	0.56	564,400	0.45
Jinfa Wang	—	—	—	—
Niccolo Magnoni(6)	13,297,900	13.30	13,297,900	10.64
Manfred Loong	—	—	—	—
Yiguo Hao	—	—	—	—
Renjing Cao	—	—	—	—
Yunshan Jin	—	—	—	—
Jiawan Cheng	—	—	—	—
Xianzhong Zhang	—	—	—	—
Qiqiang Wang	—	—	—	—
All directors and executive officers as a group	44,220,400	44.22	44,220,400	35.38
Principal Shareholders:
Rich Wind Energy Three Corp.(7)	19,755,000	19.76	19,755,000	15.80
Clarity Investors(8)	16,467,500	16.47	16,467,500	13.17
China Opportunity S.A. SICAR(9)	13,297,900	13.30	13,297,900	10.64
ICBC International Investment Management Limited(10)	10,985,400	10.99	10,985,400	8.79
First Windy Investment Corp.(11)	8,976,300	8.98	8,976,300	7.18

(1)

Percentage of beneficial ownership of each listed person prior to the offering is based on 100,000,000 ordinary shares issued and outstanding as of the date of this prospectus, including ordinary shares underlying outstanding share options and other awards exercisable by such person within 60 days of the date of the prospectus.

(2)	Percentage of beneficial ownership of each listed person after the offering is based on ordinary shares outstanding immediately after the closing of this offering.

(3)

Includes 19,755,000 ordinary shares held by Rich Wind Energy Three Corp. and 8,976,300 ordinary shares held by First Windy Investment Corp., each a British Virgin Islands Company. Rich Wind Energy Three Corp. is wholly owned by Ms. Ling Wu, Mr. Chuanwei Zhang’s spouse. Ms. Wu is the sole director of Rich Wind Energy Three Corp. on all matters of Mingyang requiring shareholder approval. First Windy Investment Corp. is wholly owned by Mr. Zhang and Mr. Zhang is the sole director of First Windy Investment Corp. on all matters of Mingyang requiring shareholder approval. Mr. Zhang’s business address is Jianye Road, Mingyang Industry Park, National Hi-Tech Industrial Development Zone, Zhongshan, Guangdong 528437, People’s Republic of China.

(4)

Represents the 1,626,800 ordinary shares held by Second Windy Investment Corp., a British Virgin Islands Company wholly owned by Mr. Xian Wang. Mr. Xian Wang is the sole director of Second Windy Investment Corp. on all matters of Mingyang requiring shareholder approval. Mr. Xian Wang’s business address is Jianye Road, Mingyang Industry Park, National Hi-Tech Industrial Development Zone, Zhongshan, Guangdong 528437, People’s Republic of China.

(5)

Represents the 564,400 ordinary shares held by Third Windy Investment Corp., a British Virgin Islands Company wholly owned by Mr. Song Wang. Mr. Song Wang is the sole director of Third Windy Investment Corp. on all matters of Mingyang requiring shareholder approval. Mr. Song Wang’s business address is Jianye Road, Mingyang Industry Park, National Hi-Tech Industrial Development Zone, Zhongshan, Guangdong 528437, People’s Republic of China.

(6)

Includes 13,297,900 ordinary shares held by China Opportunity S.A. SICAR. While Mr. Magnoni, as chairman of the board of China Opportunity S.A. SICAR, may be deemed to control the voting and investment power over the shares held by China Opportunity S.A. SICAR, Mr. Magnoni disclaims beneficial ownership of the shares held by China Opportunity S.A. SICAR, except to the extent of his pecuniary interests therein.

(7)

Rich Wind Energy Three Corp., a British Virgin Islands company, is wholly owned by Ms. Ling Wu, Mr. Chuanwei Zhang’s spouse. Ms. Wu is the sole director of Rich Wind Energy Three Corp. on all matters of Mingyang requiring shareholder approval and has the voting and investment power with respect to our ordinary shares held by Rich Wind Energy Three Corp. The business address of Rich Wind Energy Three Corp. is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(8)

Represents the 14,160,900 ordinary shares held by Clarity China Partners, L.P., 1,863,000 ordinary shares held by Clarity MY Co-Invest, L.P. and 443,600 ordinary shares held by Clarity China Partners (AI), L.P., each an exempted limited partnership duly formed and validly existing under the laws of the Cayman Islands and each controlled by its general partner, Clarity China GenPar, L.P., an exempted limited partnership duly formed and validly existing under the laws of the Cayman Islands. Clarity China GenPar, L.P. is in turn controlled by its general partner, Clarity China GenPar Ltd., a company duly formed and validly existing under the laws of the Cayman Islands, which controls the voting and investment power over our ordinary shares owned by Clarity China. We are not aware of any other individual who, directly or indirectly, has, or shares, voting or investment power with respect to our ordinary shares held by Clarity China. The business address of the three entities is Suite 2101, Capital Mansion, 6 Xin Yuan Nan Road, Chaoyang, Beijing 100004 China.

(9)

China Opportunity S.A. SICAR, a Luxemburg company, is collectively owned by SOPAF S.p.A., Citco Global Custody S.A., Fondazione CRT, B&D Finance 2 S.A., Banca Popolare di Milano, Filaine S.A., Mr. Giuliano Daddi, Vinifin International S.A., Taggia XCVIII—Consultadoria e Partecipacoes Unipessoal, Lda, Mr. Alberto Colussi and Jove Invest S.r.l. We are not aware of any individual who, directly or indirectly, has, or shares, voting or investment power with respect to our ordinary shares held by China Opportunity S.A. SICAR. The business address of China Opportunity S.A. SICAR is 37, Rue D’Anvers, L-1130, Luxembourg.

(10)

ICBC International Investment Management Limited, a British Virgin Islands Company, is wholly-owned by ICBC International Holdings Limited. We are not aware of any other individual who, directly or indirectly, has, or shares, voting or investment power with respect to our ordinary shares held by ICBC International Investment Management Limited. The business address of ICBC International Investment Management Limited is Level 18, Three Pacific Place, 1 Queen’s Road East, Hong Kong.

(11)

First Windy Investment Corp., a British Virgin Islands Company, is wholly-owned by Mr. Chuanwei Zhang. Mr. Zhang is the sole director of First Windy Investment Corp. on all matters of Mingyang requiring shareholder approval and has the voting and investment power with respect to our ordinary shares held by First Windy Investment Corp. The business address of First Windy Investment Corp is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

As of the date of this prospectus, none of our outstanding ordinary shares is held by record holders in the United States.

None of our shareholders has different voting rights from other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

On September 4, 2010, we adopted an audit committee charter that will become effective upon the completion of this offering and will require that the audit committee review all related party transactions on an ongoing basis and all such transactions be approved by the audit committee. Set forth below are all our related party transactions for the three years ended December 31, 2009 and for the nine months ended September 30, 2010.

Transactions with Mingyang Electrical

Mingyang Electrical was a 37.52% shareholder of Guangdong Mingyang prior to November 2009, when it transferred 36.52% of Guangdong Mingyang’s equity interest to Wiser Tyson. Mingyang Electrical currently owns 1% of equity interest of Guangdong Mingyang. In addition, Mingyang Electrical was founded and is majority-owned by Mingyang Electrical Appliances, an entity wholly owned by Mr. Chuanwei Zhang, our chairman and chief executive officer. Mr. Zhang is a director and chief executive officer of Mingyang Electrical and Mingyang Electrical Appliances.

Wind Turbine Sales and Service Provision

In 2007, Mingyang Electrical, our then controlling shareholder, entered into four wind turbine sales contracts with third-party customers on our behalf in order to benefit from established reputation of Mingyang Electrical in the industry. Under these contracts, Mingyang Electrical was required to deliver wind turbines and provide technical and maintenance support services. When we formally commenced commercial production in 2008, we entered into back-to-back agreements with Mingyang Electrical in connection with two of these wind turbine sales contracts, under which we agreed to deliver the wind turbines and provide related technical and maintenance support services during the warranty period, as provided under the wind turbine sales contracts, directly to the third-party customers. Mingyang Electrical acted as an agent in these transactions and retained 1% of the total contract amount of the wind turbine sales contracts to cover its costs, which amounted to RMB614.5 million including VAT. In connection with the remaining two wind turbine sales contracts, we re-entered into contracts directly with the end customers in April 2009 with the same terms and provisions as those under the original sales contracts. The aggregate contract price including VAT under these two sales contracts is RMB602.9 million (US$88.9 million).

For the years ended December 31, 2008 and 2009, we generated revenue from sales of wind turbines through Mingyang Electrical in the amount of RMB111.6 million and RMB395.7 million (US$58.3 million), respectively, and revenue from the provision of technical and maintenance support services in the amount of nil and RMB1.0 million (US$0.1 million), respectively. Trade receivables from Mingyang Electrical in connection with the wind turbine sales contracts reached RMB335.5 million, RMB204.2 million (US$30.1 million) and RMB182.6 million (US$26.9 million) as of December 31, 2008 and 2009 and June 30, 2010, respectively. As of September 30, 2010, trade receivables from Mingyang Electrical in connection with wind turbine sales reduced to RMB129.3 million (US$19.1 million). Starting from 2008, we entered into wind turbine sales contracts with customers directly and we do not expect to enter into similar transactions with Mingyang Electrical in the future.

Purchase of Raw Materials and Components

At the early stage of our operation, Mingyang Electrical also entered into raw material and component purchase contracts on our behalf before we completed relevant procedures with foreign exchange authorities for importing such raw materials and components. We in turn purchased raw materials and components from Mingyang Electrical in the amount of RMB13.2 million, RMB5.2 million, RMB8.1 million (US$1.2 million) and RMB0.4 million (US$58,984) in the years ended December 31, 2007, 2008 and 2009 and the six months ended June 30, 2010, respectively. Mingyang Electrical did not retain agent fees in connection with these purchases. Trade and other payables to Mingyang Electrical in connection with these raw material and component purchases were RMB31,000, RMB2.7 million (US$0.4 million) and RMB3.1 million (US$0.5 million) as of December 31,

2008 and 2009 and June 30, 2010, respectively. The balance of these trade and other payables to Mingyang Electrical reduced to approximately RMB1.0 million (US$0.1 million) as of September 30, 2010. Starting from 2009, we have entered into all of the supply contracts directly with our suppliers. We do not expect to enter into similar supply contracts through Mingyang Electrical in the future.

Leases and Property Management

We leased plant and buildings from Mingyang Electrical under lease agreements and engaged Mingyang Electrical for the management of certain of our properties. Our lease expense and property management fees amounted to RMB1.3 million, RMB4.4 million, RMB4.9 million (US$0.7 million) and RMB4.1 million (US$0.6 million) during the years ended December 31, 2007, 2008 and 2009 and the first six months of 2010, respectively, of which RMB3.3 million, RMB2.0 million (US$0.3 million) and RMB2.7 million (US$0.4 million) remained unpaid as of December 31, 2008 and 2009 and June 30, 2010, respectively. We made payments in the total amount of RMB3.5 million (US$0.5 million) in the three months ended September 30, 2010. As of September 30, 2010, RMB0.4 million (US$58,900) of the lease expense and property management fees remained unpaid. We have renewed the lease agreement for a term ending on March 1, 2011 to lease properties from Mingyang Electrical and engaged it for the property management on terms and conditions we believe are comparable to those with third parties.

Licenses of Intellectual Property Rights

Mingyang Electrical entered into a consignment design and development contract on April 19, 2006 with aerodyn Energiesysteme, under which Mingyang Electrical obtained exclusive license rights to own and use all the work products of the 1.5MW wind turbine, either initially developed and delivered by aerodyn Energiesysteme or subsequently co-developed by both parties, while aerodyn Energiesysteme would retain exclusive rights to its computer programs used as a part of the development and design platform. On May 20, 2007, Mingyang Electrical transferred to us all of its rights and obligations relating to the 1.5MW wind turbine technologies under this contract, including all the technical documents, specification, manuals and drawings, for a consideration of RMB20.7 million, which amount was paid to Mingyang Electrical in full in 2008.

Under a license agreement with aerodyn Energiesysteme dated June 30, 2007, Mingyang Electrical obtained a non-exclusive license from aerodyn Energiesysteme to manufacture and sell the rotor blades for our 1.5MW wind turbines in China. In exchange, Mingyang Electrical would make an upfront royalty payment and an annual support fee based on the number of molds used in production. Mingyang Electrical transferred its rights and obligations under this license agreement to us on November 16, 2009 for a consideration of RMB4.8 million (US$0.7 million), which was paid to Mingyang Electrical in full in 2009.

In October 2006, we entered into a patent license agreement with Mingyang Electrical under which we obtained the exclusive license to use a patent for electrical system for a five-year term from October 5, 2006 to October 5, 2011. We agreed to pay Mingyang Electrical a license fee, which was later on exempted by Mingyang Electrical under a supplemental agreement dated May 16, 2009.

We obtained an exclusive license to use Mingyang Electrical’s trademark under an exclusive license agreement dated January 18, 2010. Under the trademark license agreement, we licensed from Mingyang Electrical the right to use its brand name and logo from January 18, 2010 to November 27, 2019 for an annual fee of RMB5,000 (US$737). In addition, Mingyang Electrical is in the process of applying for a new trademark of the brand name and logo of Mingyang Wind Power which is similar to the logo we currently license from Mingyang Electrical. The application for the registration of the trademark must be made by Mingyang Electrical, the original owner of the similar registered trademark, under the relevant PRC rules. The application was accepted by the National Trademark Office in March 2010. We entered into a trademark license agreement with Mingyang Electrical in April 2010 for the exclusive use of this new trademark for a term of ten years, from the date of official grant of this new trademark. We agreed to pay Mingyang Electrical an annual fee of RMB5,000 (US$737) under the license agreement.

Cash Advances and Guarantees

We obtained short-term borrowings from Mingyang Electrical during the three-year period ended December 31, 2009 and the six months ended June 30, 2010. These loans were unsecured and bore interest rates ranging from 5.31% to 7.47% per annum. The outstanding principal amount under the short-term borrowings was RMB6.7 million as of December 31, 2006, which was repaid in full in 2007. In 2008, we borrowed additional RMB111.7 million under a loan agreement, but repaid RMB58.2 million, increasing the aggregate outstanding principal amount under the short-term borrowings to RMB53.5 million as of December 31, 2008. We repaid the outstanding principal amount of RMB53.5 million (US$7.9 million) in full under these short-term borrowings in 2009 and all related interest expense of RMB2.8 million (US$0.4 million) in the first quarter of 2010. By using the receivables to be collected from a customer under one of the wind turbine sales contracts entered into by Mingyang Electrical on our behalf, Mingyang Electrical entered into a financial factoring agreement with a domestic commercial bank on our behalf in January 2009. By using the cash receivables from the bank, in January 2009, Mingyang Electrical subsequently entered into a loan agreement with us in the principal amount of RMB178.0 million (US$26.2 million). The loan provided by Mingyang Electrical was unsecured and bore an effective interest rate of 5.95% per annum with a term of 14 months. We repaid the principal amount of RMB178.0 million (US$26.2 million) in full and the related interest of RMB10.6 million (US$1.6 million) in August 2009. There are no outstanding borrowings from Mingyang Electrical as of the date of this prospectus.

In March 2009, we extended a short-term loan to Mingyang Electrical under a loan agreement in the principal amount of RMB30.0 million (US$4.4 million) for a term of six months, which was unsecured and carried an interest rate benchmarked to the interest rate set by commercial banks in China in the same period. This loan was repaid in full by March 2010.

In May 2008, Guangdong Mingyang entered into a guarantee agreement with the Zhongshan branch of Bank of China, under to which Guangdong Mingyang became the guarantor for Mingyang Electrical and Mingyang Longyuan, a wholly owned subsidiary of Mingyang Electrical, for their credit facilities in the amount of RMB180.0 million (US$26.5 million) as well as other expenses the lender may incur for collection of any amount overdue in exchange for a cross guarantee Mingyang Electrical gave Guangdong Mingyang. The bank loans were repaid in full by Mingyang Electrical and Mingyang Longyuan and the guarantee expired on December 31, 2009. In March 2009, Guangdong Mingyang entered into a guarantee agreement with the Zhongshan branch of China Construction Bank, under which Guangdong Mingyang provided guarantees for the factoring business engaged in by Mingyang Electrical for a potential maximum obligation of RMB100.0 million (US$14.7 million). In October 2009, Guangdong Mingyang entered into a guarantee agreement with the Zhongshan branch of Bank of China, under which Guangdong Mingyang provided guarantees for credit facilities drawn by Mingyang Electrical and Mingyang Longyuan in the aggregate amount of RMB180.0 million (US$26.5 million). These two guarantees will both expire on December 31, 2012.

In the three years ended December 31, 2009 and the nine months ended September 30, 2010, Mingyang Electrical provided guarantees for several credit facilities we borrowed from commercial banks. As of June 30, 2010, we had unsecured bank loans in the amount of RMB180.0 million (US$26.5 million) that remained unpaid, among which RMB80.0 million (US$11.8 million) was jointly guaranteed by Mingyang Electrical, Mingyang Longyuan and Mr. Chuanwei Zhang, and RMB100.0 million (US$14.7 million) was jointly guaranteed by Mingyang Electrical and Mr. Chuanwei Zhang. As of September 30, 2010, the outstanding unsecured bank loans under the joint guarantees remained unchanged. In addition, in April 2010, we obtained a maximum credit line of RMB200.0 million (US$29.5 million) from the Guangzhou branch of China Everbright Bank, with a term from May 2010 to November 2010. Mingyang Electrical provided guarantee for this bank credit line for a potential maximum obligation of RMB0.2 billion (US$29.5 million). As of the date of the prospectus, we have not drawn down any credit facility under this credit line.

Acquisitions

In January 2010, through Guangdong Mingyang, we acquired all of the equity interest in Zhongshan Mingyang Wind Power Equipment Co., Ltd. from Mingyang Electric for a cash consideration of RMB50.0 million (US$7.4 million) which was paid in full by June 2010.

In January 2010, we entered into a land use right transfer agreement with Mingyang Electric in connection with the acquisition of a parcel of land in Zhongshan, with an aggregate area of 26,805 square meters. We plan to use of this parcel of land for the expansion of our SCD wind turbine manufacturing facility. The total consideration for the transfer under the transfer agreement was RMB12.9 million (US$1.9 million), of which RMB6.4 million (US$0.9 million) was paid by June 2010. We expect to settle the outstanding amount by the end of 2010.

Guarantee Provided to Jinneng Mingyang

Jinneng Mingyang is 34.94% owned by us with the remaining 65.06% owned by Tianjin Jinneng. Jinneng Mingyang currently leases its self-owned properties to us for our manufacturing facilities in Tianjin.

In November 2009, Guangdong Mingyang entered into a guarantee agreement with the Guangxing branch of Tianjin Rural Cooperative Bank, under which, Guangdong Mingyang, as a shareholder, provided guarantees jointly with Tianjin Jinneng, the other shareholder, in proportion to their respective equity ownership in Tianjin Mingyang, for credit facilities in a total amount of RMB190.0 million (US$28.0 million) borrowed by Jinneng Mingyang in order to assist Jinneng Mingyang in obtaining bank loans. The guarantee agreement has a term of two years from November 19, 2014, the due date of the underlying bank loans, and will expire on November 19, 2016.

Transactions with Mr. Chuanwei Zhang and His Other Controlled Entities

Mr. Chuanwei Zhang is our founder, chairman and chief executive officer. As of the date of this prospectus, Mr. Zhang, beneficially owns approximately 28.73% of our outstanding ordinary shares through our 19.76% shareholder, Rich Wind Energy Three Corp., an entity wholly-owned by Ms. Ling Wu, Mr. Zhang’s spouse, and our 8.98% shareholder, First Windy Investment Corp., an entity wholly-owned by Mr. Zhang.

Cash Advances and Guarantees of Mr. Chuanwei Zhang

In July 2008, Guangdong Mingyang transferred its 90% equity interest in Tianjin New Energy to Mr. Zhang for a cash consideration of RMB18.0 million and the remaining 10% equity interests to Mr. Xian Wang, our senior vice president, for a cash consideration of RMB2.0 million. Prior to the transfer, Tianjin New Energy was set up by Guangdong Mingyang in 2008 with registered capital of RMB20.0 million and did not conduct any operations. In September 2009, Mr. Xian Wang transferred his 10% equity interest in Tianjin New Energy to Mr. Zhang under agreement for a consideration of RMB2.0 million (US$0.3 million), and as a result, Mr. Zhang assumed the payment obligation which remained unpaid as of December 31, 2009. Mr. Zhang repaid the outstanding amounts in full in March 2010.

In addition, we made cash advances to Mr. Zhang under oral agreements for business activities for our company from time to time, primarily including business travel, lodging and related business expenses, which were repaid on a rolling basis. The balance of cash advanced to Mr. Zhang, excluding the purchase amount of RMB20.0 million for the equity interest in Tianjin New Energy, was RMB0.2 million and RMB4.2 million (US$0.6 million) as of December 31, 2008 and 2009, respectively. In the first six months of 2010, we made additional cash advances in an aggregate amount of RMB2.8 million (US$0.4 million) to Mr. Zhang. Mr. Zhang repaid the outstanding amounts under all cash advances in full by June 2010. In the three months ended September 30, 2010, we made cash advances under oral agreements for business activities to Mr. Zhang in the amount of RMB0.3 million (US$44,200). Mr. Zhang repaid the outstanding amount in full by the end of September 2010.

For the three years ended December 31, 2009 and the six months ended June 30, 2010, Mr. Zhang provided guarantees for several credit facilities we borrowed from commercial banks. As of June 30, 2010, we had unsecured bank loans in the amount of RMB180.0 million (US$26.5 million) that remained unpaid, among which RMB80.0 million (US$11.8 million) was jointly guaranteed by Mingyang Electrical, Mingyang Longyuan and Mr. Chuanwei Zhang, and RMB100.0 million (US$14.7 million) was jointly guaranteed by Mingyang Electrical and Mr. Zhang.

Transactions with REnergy

REnergy is 70% owned by Mingyang Energy Investment, an entity that is 99% owned by Mr. Zhang. REnergy engages in the manufacture, sales and research and development of electrical system equipment.

We purchased electric control system, pitch control system and frequency converters from REnergy of approximately RMB21.6 million and RMB171.5 million (US$25.3 million) in the years ended December 31, 2008 and 2009, respectively, of which RMB16.0 million (US$2.4 million) remains unpaid as of December 31, 2009. In the first six months of 2010, we purchased additional components from REnergy in the amount of RMB156.0 million (US$23.0 million). The outstanding amount was repaid in full to REnergy by June 2010. In the three months ended September 30, 2010, we purchased components from REnergy in the amount of RMB205.6 million (US$30.3 million). We repaid the outstanding amount in full by the end of September 2010.

We also sold raw materials for the amount of RMB2.3 million (US$0.3 million) to REnergy in 2009, of which RMB0.7 million (US$0.1 million) remained unpaid as of June 30, 2010. We expect to collect such amounts by the end of 2010. We believe our transactions with REnergy were conducted in the ordinary course of business on terms and conditions comparable to those with third parties.

In February 2010, we entered into a toll manufacturing agreement with REnergy under which REnergy will supply electrical control cabinets which contain electrical control systems for our MY1.5s and MY1.5se wind turbines using our proprietary technologies and our brand name in the amount and according to the specifications as we request, in exchange for an agreed upon processing fee. Under the agreement, REnergy is responsible for the transportation costs and insurance expenses. The toll manufacturing agreement has a term of one year and may be renewed as mutually agreed by both parties. We believe that the terms and conditions of the toll manufacturing agreement with REnergy are comparable to those of the contracts with third parties.

REnergy made cash advances in an aggregate amount of RMB8.0 million to us under oral arrangements for our daily operations and business expansion in October 2008. These cash advances were unsecured, interest free and payable on demand. We repaid the total outstanding amount of RMB8.0 million (US$1.2 million) in full to REnergy by January 2009. As of September 30, 2010, there were no outstanding cash advances owed by us to REnergy.

Transactions with Mingyang Longyuan

Mingyang Longyuan is a wholly owned subsidiary of Mingyang Electrical, which engages in the manufacture and research and development of high and low voltage frequency converter and electric equipment.

In November 2008, we obtained an interest free loan in the principal amount of RMB1.5 million from Mingyang Longyuan under an oral agreement for working capital purposes and repaid the loan in full by the end of that month.

In January 2009, we extended to Mingyang Longyuan a one-year interest free loan under a loan agreement in the principal amount of RMB0.7 million (US$0.1 million), which was repaid in full by February 2010.

In 2008 and 2009, Guangdong Mingyang provided several guarantees for Mingyang Longyuan for its credit facilities. See “—Transactions with Mingyang Electrical—Cash Advances and Guarantees.”

As of June 30, 2010, we had unsecured bank loans of RMB180.0 million (US$26.5 million), of which RMB80.0 million (US$11.8 million) was jointly guaranteed by Mingyang Electrical, Mingyang Longyuan and Mr. Chuanwei Zhang and RMB100.0 million (USD14.7 million) was jointly guaranteed by Mingyang Electrical and Mr. Chuanwei Zhang. The amounts under joint guarantees remained unchanged as of September 30, 2010.

We made a prepayment totaling RMB1.0 million (US$0.1 million) for the purchase of raw materials under several purchase agreements with Mingyang Longyuan for our wind turbine manufacturing in the first six months of 2010. The total amount of raw materials we purchased from Mingyang Longyuan amounted to RMB1.5 million (US$0.2 million) as of September 30, 2010, of which RMB0.5 million (US$0.1 million) remained unpaid. We expect to repay such outstanding amount by the end of 2010.

Transactions with Mingyang Energy Investment

Zhongshan Mingyang Energy Investment Co., Ltd., or Mingyang Energy Investment, is 99% owned by Mr. Zhang and engages in the provision of investment and consulting services for the energy equipment industry.

Zhongshan Blade was incorporated on October 10, 2007 by Mingyang Energy Investment and Shanghai Xinlian Investment Co., Ltd., or Shanghai Xinlian Investment, each then owning 60% and 40% equity interests of Zhongshan Blade, respectively. On October 20, 2008, we, through our subsidiary Guangdong Mingyang, entered into two share transfer agreements with Mingyang Energy Investment and Shanghai Xinlian Investment, respectively, to acquire a 40% equity interest in Zhongshan Blade from Shanghai Xinlian Investment for a cash consideration of RMB20.0 million and a 60% equity interest in Zhongshan Mingyang from Mingyang Energy Investment for a cash consideration of RMB30.0 million. In December 2008, Guangdong Mingyang transferred its 100% equity interest in Zhongshan Blade to its wholly-owned subsidiary, Tianjin Mingyang Wind Power Blades Technology Co., Ltd., or Tianjin Blade, for a consideration of RMB50.0 million.

We leased properties from Mingyang Energy Investment. We also engaged Mingyang Energy Investment to manage certain of our properties. The lease agreements and property management agreements typically had a one-year term and were renewed annually. The rent expense and property management fees owed to amounted to RMB1.5 million (US$0.2 million) which remained unpaid as of June 30, 2010. As of September 30, 2010, rent expense and property management fees remaining unpaid decreased to RMB1.1 million (US$0.2 million). We expect to receive the remaining portion by the end of 2010. We believe the terms and conditions under these transactions are comparable to those with third parties.

Since 2009, we started to engage Mingyang Energy Investment to provide services in our sales promotion by, among other things, assisting us in entering into sales contracts and assisting our customers in obtaining lease financing from commercial banks. In order to obtain continuous services from Mingyang Energy Investment, we entered into a framework agreement with it for a three-year term from December 1, 2009 to November 2012, under which Mingyang Energy Investment agreed to provide such assistance for our customers and commission fees payable to Mingyang Energy Investment will be calculated on a project-by-project basis. Under these arrangements, we are generally able to collect approximately 80% of advance payments from our customers who have entered into lease financing agreements. Upon receipt of payments from our customers, we will pay Mingyang Energy Investment a commission equal to an amount ranging from 1.5% to 3.0% of the advance payments that our customers make to us. For the year ended December 31, 2009 and the six months ended June 30, 2010, the commission expense under these arrangements amounted to RMB15.3 million (US$2.3 million) and RMB6.0 million (US$0.9 million), respectively. As of June 30, 2010, RMB6.0 million (US$0.9 million) remained unpaid. We settled this amount in full in August 2010.

Transactions with Tianjin New Energy

Tianjin New Energy is wholly-owned by Mr. Zhang and engages in the investment and consulting services for the wind power project management and wind power equipment manufacturing industry.

In March 2008, Tianjin New Energy made cash advances under oral agreements in the aggregate amount of RMB19.0 million to us for our working capital purposes, which were unsecured and interest free. We repaid the amount in full in 2009. In July 2008, we borrowed RMB18.0 million from Tianjin New Energy for working capital purposes under a loan agreement. This loan was unsecured and bore an interest rate of 7.47% per annum with a term of six months. We repaid the principal amount together with related interest under these loans in full in 2009. In May 2009, we obtained another short-term loan from Tianjin New Energy under a loan agreement in the principal amount of RMB18.0 million (US$2.7 million) for working capital purposes. This loan was unsecured and bore an interest rate of 5.31% per annum with a term of three months. We repaid this loan and accrued interest in full in 2009.

In the first six months of 2010, we made cash advances of RMB47,000 to Tianjin New Energy under oral agreements which remained unpaid as of June 30, 2010. We expect to receive the repayment by the end of 2010.

Transactions with Mingyang Electrical Appliances

Mingyang Electrical Appliances is wholly-owned by Mr. Zhang and is the holding company of Mingyang Electrical.

Mingyang Electrical Appliances made cash advances under oral agreements in an aggregate amount of RMB8.2 million to us for our working capital and business expansion purposes in 2008. These cash advances were unsecured, interest free and payable on demand. We repaid these cash advances in full in 2009.

In April 2009, we borrowed RMB160.0 million (US$23.6 million) from Mingyang Electrical Appliances under a short-term loan agreement for our working capital and business expansion purposes. This short-term borrowing was unsecured and matured on April 8, 2010. It carried an aggregate interest rate of 14.5% with reference to the interest rate of 7.2% payable by Mingyang Electrical Appliance to a trust company and 7.3% in respect of a related consulting service agreement that Mingyang Electrical Appliances had entered into with a commercial bank. Mingyang Electrical Appliances pledged its equity interest in Mingyang Electrical to the bank for the purpose of this loan. In December 2009, as agreed with Mingyang Electrical Appliances, we early repaid a principal amount of RMB100.0 million (US$14.7 million) under this loan. In January 2010, we borrowed an additional RMB100.0 million (US$14.7 million) from Mingyang Electrical Appliances under a loan agreement. This loan mirrored the terms of the previous loan we entered into with Mingyang Electrical Appliances in 2009 and carried an interest rate of 14.5% per annum and was unsecured and payable on demand. The amount due to Mingyang Electrical Appliances as of December 31, 2009 represented the outstanding principal amount of the short-term borrowing of RMB60.0 million (US$8.8 million) and the related interest expense of RMB17.4 million (US$2.6 million). We repaid the outstanding amount and the accrued interest under both loans to Mingyang Electrical Appliances in full in March 2010.

In addition, Mingyang Electrical Appliances also made interest free cash advances to us under oral agreements for our working capital purposes from time to time, which was repaid on a rolling basis. As of June 30, 2010, there was no outstanding cash advance to be repaid to Mingyang Electrical Appliances.

As of December 31, 2009, we had unsecured bank loans in the amount of RMB114.6 million (US$16.9 million) that remained unpaid, among which RMB100.0 million (US$14.7 million) was jointly guaranteed by Mingyang Electrical, Mingyang Electrical Appliances and Mr. Chuanwei Zhang. As of the date of the prospectus, we do not have outstanding bank loans that are jointly guaranteed by Mingyang Electrical Appliances. As of the date of this prospectus, we do not have loans guaranteed by Mingyang Electrical Appliances.

Transactions with Jilin Datong

Jilin Datong Group Company Limited, or Jilin Datong, is a former noncontrolling interest shareholder of Jilin Mingyang, one of our consolidated subsidiaries.

Jilin Mingyang acquired a land use right under a land use right transfer agreement for a parcel of land in September 2008 in anticipation of further business cooperation with us from Jilin Datong for a cash consideration of RMB4.2 million of which, RMB3.1 million (US$0.5 million) remained unpaid as of December 31, 2008 and 2009. On April 1, 2010, we entered into a share transfer agreement with Jilin Datong to acquire all of its equity interest in Jilin Mingyang for a consideration of approximately RMB8.7 million.

In June 2008, Jilin Mingyang contracted Jilin Datong to complete part of the engineering construction work for our Jilin facility under a contracting agreement. Jilin Mingyang agreed to pay consideration, excluding related tax expense and an amount payable to the general contractor of this construction project, of RMB9.6 million, of which we paid RMB8.8 million in 2008, with RMB0.8 million (US$0.1 million) remained outstanding as of December 31, 2008 and 2009. Such transaction was made in the ordinary course of business and on terms and conditions comparable to those with third parties. We expect to settle such outstanding amount by the end of 2010.

In May 2008, we leased office buildings from Jilin Datong under a lease agreement with a term of eight months. Our lease and related expenses amounted to RMB80,000, of which RMB20,000 was paid off in 2008. We repaid the remaining RMB60,000 in 2009.

According to a valuation report issued in February 2010, the value of the land use right used by Jilin Datong for its capital contribution in-kind in Jilin Mingyang was assessed to be approximately RMB11.4 million (US$1.7 million) at the valuation date, representing 11.42% of the registered capital of Jilin Mingyang. On April 1, 2010, we entered into a share transfer agreement with Jilin Datong to acquire all of its equity interest in Jilin Mingyang for a consideration of approximately RMB8.7 million. We made the outstanding capital contribution and acquired 100% of the equity interest in Jilin Mingyang.

Transactions with Other Management

Historically, we made cash advances from time to time, usually under oral agreements, to our key management for business activities for our company, primarily including business travel, lodging and related business expenses, which were repaid on a rolling basis. After we become a public company, we do not expect to provide additional cash advances to our key management.

Mr. Xian Wang

Mr. Xian Wang is our director and senior vice president. In July 2008, Guangdong Mingyang transferred its 10% equity interest in Tianjin New Energy to Mr. Xian Wang for a cash consideration of RMB2.0 million, which remained outstanding as of December 31, 2008. In September 2009, Mr. Wang transferred his 10% equity interest in Tianjin New Energy to Mr. Chuanwei Zhang under a share transfer agreement for a consideration of RMB2.0 million, and as a result, Mr. Zhang assumed the payment obligation of RMB2.0 million (US$0.3 million), which was repaid in full in June 2010.

The balance of cash advances made to Mr. Xian Wang for business purposes, excluding the payment obligation of RMB2.0 million (US$0.3 million) for the share transfer of Tianjin New Energy, was RMB0.4 million and RMB0.4 million (US$58,984) as of December 31, 2008 and 2009, respectively. We made cash advances to Mr. Xian Wang under oral agreements in the aggregate amount of RMB0.1 million (US$14,746) in the first six months of 2010. Mr. Xian Wang repaid the total outstanding amount by the end of June 2010. In the three months ended September 30, 2010, we made additional cash advances to Mr. Xian Wang in the amount of RMB0.1 million (US$14,746). Mr. Xian Wang repaid the outstanding amount in full by the end of September 2010.

Mr. Song Wang

Mr. Song Wang is our director and senior vice president. The balance of cash advances made to Mr. Song Wang under oral agreements for business purposes was RMB1.1 and RMB0.9 million (US$0.1 million) as of December 31, 2008 and 2009, respectively. In the first six months of 2010, we made additional cash advances to Mr. Song Wang of RMB0.1 million (US$14,746) to Mr. Song Wang. Mr. Song Wang repaid the outstanding amount in full by the end of June 2010. As of September 30, 2010, there was no outstanding amount owed to us by Mr. Song Wang.

Mr. Buning Wu

In 2008, we made a cash advance to Mr. Buning Wu under oral agreements for business purposes in the amount of RMB99,000 (US$14,599). Mr. Wu repaid the outstanding amount in full in the first quarter of 2010.

Other Key Management

We also made cash advances to other key management under oral agreements for their business activities. The balance of these advances amounted to RMB1.5 million, RMB2.5 million (US$0.4 million) and RMB2.5 million (US$0.4 million) as of December 31, 2008 and 2009 and June 30, 2010, respectively. In the three months ended September 30, 2010, we made additional cash advances to our other key management in the total amount of RMB1.1 million (US$0.2 million), which had been fully repaid by the end of September 30, 2010.

Registration Rights Agreement

Prior to the completion of this offering, we entered into a registration rights agreement with all of our existing shareholders in September 2010, under which we granted these shareholders certain registration rights, including demand registration rights, piggyback registration rights and Form F-3 registration rights. For a more detailed description of these registration rights and the terms upon which they will terminate, see “Description of Share Capital—Registration Rights.”

Other Transactions with Certain Directors and Affiliates

See “Management—Compensation of Directors and Executive Officers.”

Employment Agreements

See “Management—Employment Agreements.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (as amended) of the Cayman Islands, or the Companies Law.

As of the date of this prospectus, our authorized share capital is US$1,000,000 consisting of 1,000,000,000 ordinary shares, with a par value of US$0.001 each. As of the same date, there are 100,000,000 ordinary shares issued and outstanding.

We have adopted an amended and restated memorandum and articles of association which will become effective upon the commencement of trading of our ADSs on the NYSE. The following are summaries of material provisions of our amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

The following discussion primarily concerns ordinary shares and the rights of holders of ordinary shares. The holders of ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which the ordinary shares are held in order to exercise shareholders’ rights with respect to the ordinary shares. The depositary will agree, so far as it is practical, to vote or cause to be voted the amount of ordinary shares represented by ADSs in accordance with the non-discretionary written instructions of the holders of such ADSs. See “Description of the American Depositary Shares.”

Ordinary Shares

General

All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Voting Rights

On a poll, each holder is entitled to have one vote for each share registered in his name on the register of members. Voting at any meeting of shareholders is by a poll conducted by the chairman of the meeting.

A quorum required for a meeting of shareholders consists of shareholders who hold no less than one-third of our ordinary shares in issue at the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings may be held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least 10.0% of the paid up capital of the Company as at the date of the deposit of the requisition carries the right of voting at general meetings of the Company. Advance notice of at least ten days is required for the convening of our annual general meeting and other shareholders meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

Under our articles of association, registered holders of shares, including the depositary are entitled to attend and vote at any general meeting of our company in person or by appointing a proxy. Registered holders of shares may appoint one or more proxies by executing an instrument of proxy in any usual or common form or such other form as the directors of our company may approve.

Transfer of Ordinary Shares

Subject to the restrictions of our articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which are have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is with respect to only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	the ordinary shares transferred are free of any lien in favor of us.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture. If any such shareholder fails to comply with the notice, and provided the forfeiture provisions set out in our articles of association are strictly complied with, the relevant shares may be forfeited by a resolution of the directors to that effect. The effect of the forfeiture is that the forfeited shares may be sold or otherwise disposed of on such terms and in such manner as the directors think fit. The person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, but under our amended and restated articles of association shall remain liable to pay to our company all moneys which at the date of forfeiture were payable by him to our company in respect of the forfeited shares, but his liability shall cease if and when our company receives payment in full of the amount unpaid on the forfeited shares.

Redemption of Ordinary Shares

Subject to the provisions of the Companies Law, we may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders, provided that such redemption is effected in such manner as is authorized by or pursuant to our articles of association. Under our amended and restated memorandum and articles of association, the redemption of such shares shall be effected in such manner as the shareholders have, by special resolution, determined before the issue of such shares, meaning a resolution passed by not less than two-thirds of the shareholders of the Company as, being entitled to do so, vote in person or by proxy at a general meeting of the shareholders. In the absence of such prior approval of our shareholders, our company may not redeem any such shares.

Variations of Rights of Shares

All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class or with the sanction of a resolution passed at a general meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without a majority vote of all of the shares in that class passed by a majority of two-thirds of the votes cast at such a meeting. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares. The rights of holders of ordinary shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights which may be affected by the directors as provided in the articles of association without any vote or consent of the holders of ordinary shares.

General Meetings of Shareholders

Although neither the Companies Law nor our amended and restated memorandum and articles of association require us to hold annual meetings, we will hold annual meetings of our shareholders as required by Section 302 of the NYSE Listed Company Manual. Our amended and restated memorandum and articles of association provide that when we hold a general meeting as our annual general meeting, we shall specify the meeting as such in the notice calling the meeting, and the annual general meeting shall be held at such time and place as may be determined by our directors.

The directors may, and shall on the requisition of shareholders holding at least 10.0% of the paid up capital of our company carrying voting rights at general meetings, proceed to convene a general meeting of such shareholders. If the directors do not within 21 days from the deposit of the requisition duly proceed to convene a general meeting, which will be held within a further period of 21 days, the requisitioning shareholders, or any of them holding more than 50% of the total voting rights of all of the requisitioning shareholders, may themselves convene a general meeting. Any such general meeting must be convened within three months after the expiration of such 21-day period.

Shareholders do not have any right under the Companies Law or our amended and restated memorandum and articles of association to put proposals before the shareholders at annual general meetings. As discussed above, shareholders holding at least 10.0% of the paid up capital of our company carrying voting rights at general meetings have the right to requisition general meetings, in which case the directors are obliged to call such general meeting and to put the resolutions so requisitioned to a vote at such meeting.

Inspection of Books and Records

Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Changes in Capital

We may from time to time by ordinary resolutions:

•	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	convert all or any of our paid up shares into stock and reconvert that stock into paid up shares of any denomination;

•

sub-divide our existing shares, or any of them into shares of a smaller amount; provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or

•

cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

We may by special resolution reduce our share capital and any capital redemption reserve in any manner authorized by law.

Issuance of Additional Ordinary Shares and Preferred Shares

Our amended and restated memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our amended and restated memorandum and articles of association authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. In addition, the issuance of preferred shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Actions Requiring the Approval of a Supermajority of Our Board of Directors

Actions which require the approval of a supermajority of at least two-thirds of our board of directors include:

•	the appointment or removal of either of our chief executive officer or chief financial officer;

•	any anti-takeover action in response to a takeover attempt;

•	any merger resulting in our shareholders immediately prior to such merger holding less than a majority of the voting power of the outstanding share capital of the surviving business entity;

•	the sale or transfer of all or substantially all of our assets; and

•	any change in the number of our board of directors.

Exempted Company

We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s is not required to open its register of members for inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may in certain circumstances issue negotiable or bearer shares or shares with no par value;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for twenty years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Differences in Corporate Law

The Companies Law is modeled after that of English law but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by either (a) a special resolution of the shareholders of each constituent company voting together as one class if the shares to be issued to each shareholder in the consolidated or surviving company will have the same rights and economic value as the shares held in the relevant constituent company or (b) a shareholder resolution of each constituent company passed by a majority in number representing 75% in value of the shareholders voting together as one class. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the dual majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90% of the shares (within four months), the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

The Cayman Islands courts can be expected to follow English case law precedents.

The common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against or derivative actions in the name of the Company to challenge:

(a)	an act which is ultra vires the Company or illegal,

(b)	an act which constitutes a fraud against the minority where the wrongdoers are themselves in control of the Company, and

(c)	an action which requires a resolution with a qualified (or special) majority which has not been obtained) have been applied and followed by the courts in the Cayman Island.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty, fraud or wilful default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and senior executive officers that provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the U.S. Securities and Exchange Commission, or SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-takeover Provisions in Our Memorandum and Articles of Association

Some provisions of our memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

In particular, our board of directors has the authority under our amended and restated memorandum and articles of association, without further action by our shareholders, to issue shares with such preferred or other rights (including dividend rights, convention rights, voting rights, terms of redemption and liquidation preferences), all or any of which may be greater than the rights of our ordinary shares. Preference share could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preference shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

In addition, under our amended and restated memorandum and articles of association, a director shall hold office until he is removed from office by an ordinary resolution, or if the office of such director shall be vacated if the director becomes bankrupt or makes any arrangement or composition with his creditors; dies or is found to be or becomes of unsound mind; resigns his office by notice in writing to the Company; without special leave of absence from the Board, is absent from meetings of the Board for three consecutive meetings and the Board resolves that his office be vacated.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third-party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law and our articles of association allow our shareholders holding not less than 10.0% of the paid-up voting share capital of the company to requisition a shareholder’s meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our articles of association, directors may be removed by ordinary resolution of the shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Law and our articles of association, our company may be dissolved, liquidated or wound up by the vote of holders of two-thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the vote at a class meeting of holders of two-thirds of the shares of such class or the consent in writing of holders of not less than two-thirds of the issued shares of the class in question.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our memorandum and articles of association may only be amended with a special resolution at a meeting or the unanimous written resolution of all shareholders.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

Our predecessor company, Guangdong Mingyang, was incorporated on June 2, 2006 as a limited liability company and since then commenced business operations. At the inception, Mingyang Electrical, Kangyu Industry Development Co., Ltd., or Kangyu, and Mr. Song Wang held approximately 57%, 38% and 5%, respectively, of the equity interests in Guangdong Mingyang. Mingyang Electrical was found and majority owned by Mr. Chuanwei Zhang, our founder, chairman and chief executive officer.

On February 26, 2009, China Wind Power Equipment Group Ltd. or, China Wind Power, was incorporated under the laws of Cayman Islands, with an authorized share capital of US$50,000 comprising of 50,000 ordinary shares with a par value of US$1.00 each. SCGC subscribed for one ordinary share of China Wind Power as the founder and the sole member of China Wind Power. On February 25, 2010, China Wind Power effected a 1:1,000 share subdivision and subsequently increased the authorized share capital by US$950,000 by creating 950,000,000 ordinary shares with a par value of US$0.001 each, such that the authorized share capital of China Wind Power became US$1,000,000, comprising of 1,000,000,000 ordinary shares, with a par value of US$0.001 each. As a result of the share subdivision, SCGC held 1,000 ordinary shares in China Wind Power. China Wind Power subsequently changed its name to China Ming Yang Wind Power Group Limited, or China Ming Yang.

During the share exchange, on April 8, 2010, we issued 28,330,600, 13,815,500, 1,817,600, 432,800, 13,297,900, 10,985,400, 8,976,300, 4,935,500, 4,720,800, 1,607,600, 1,607,600, 2,951,100, 2,643,800, 2,326,800, 885,300 and 664,400 ordinary shares, to Rich Wind Energy Three Corp., Clarity China Partners, L.P., Clarity MY Co-Invest, L.P., Clarity China Partners (AI), L.P., China Opportunity, ICBC International, First Windy, Ace Ambition, SCGC, Chan Ping Che, Chan Ping Yee, Merrill Lynch PCG, Ironmont, Second Windy, Best Jolly and Third Windy, respectively. After the share exchange, each of Rich Wind Energy Three Corp., Clarity China Partners, L.P., Clarity MY Co-Invest, L.P., Clarity China Partners (AI), L.P., China Opportunity, ICBC International, First Windy, Ace Ambition, SCGC, Chan Ping Che, Chan Ping Yee, Merrill Lynch PCG, Ironmont, Second Windy, Best Jolly and Third Windy owns 28.33%, 13.81%, 1.82%, 0.43%, 13.30%, 10.99%, 8.98%, 4.93%, 4.72%, 1.61%, 1.61%, 2.95%, 2.64%, 2.33%, 0.89% and 0.66% of our outstanding shares, respectively.

On May 17, 2010, in anticipation of our initial public offering, China Ming Yang became our ultimate holding company upon the completion of the registration procedures for the shares issued on April 8, 2010 as part of the share exchange.

Registration Rights

Prior to the completion of this offering, we entered into a registration rights agreement with all of our existing shareholders in September 2010 under which our existing shareholders are entitled to certain registration rights, including demand registration rights, piggyback registration rights and Form F-3 registration rights.

Under the terms of the registration rights agreement, from the date that is six months after our initial public offering, our existing shareholders holding at least 10% of our registrable securities then outstanding may, on no more than three occasions, require us to effect the registration and/or qualification for sale of all or part of the registrable securities then outstanding. Any such registration and/or qualification for sale must be in connection with an offering with no less than US$35.0 million aggregate gross proceeds.

Registrable securities are (i) all of our ordinary shares issued to our existing shareholders prior to the completion of this offering, (ii) any of our ordinary shares issued as a dividend, and (iii) any of our ordinary shares otherwise acquired by the investors, including without limitation ordinary shares acquired through share split, share dividend, recapitalization or a similar event. We will not be obligated to effect any such registration if we have, within the six-month period preceding the date of such request, already effected a registration under the Securities Act pursuant to provisions regarding demand registration or Form F-3 registration, or in which the holders of registrable securities had an opportunity to participate pursuant to the provisions relating to piggyback registration. We will have no obligation to effect more than three registrations.

Our existing shareholders also have “piggyback” registration rights, which may require us to register all or any part of the registrable securities then held by our existing shareholders when we register any ordinary shares, but excluding or any registration relating to any employee benefit plan or relating to a corporate reorganization.

After our initial public offering, if we are qualified to use Form F-3, our existing shareholders holding at least 10% of our registrable securities then outstanding may request in writing that we effect a registration on Form F-3 and any related qualification or compliance with respect to all or a part of the registrable securities then outstanding. In such case, we will be obligated to effect, as soon as practicable, such registration and all such qualifications and compliance as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of such holder’s registrable securities as are specified in such request together with all or such portion of the registrable securities of any other holder or holders joining in such request as are specified in a written request given within 15 business days after we provide the notice; provided, however, that we will not be obligated to effect any such registration, qualification or compliance pursuant to provisions regarding Form F-3 registration:

•	entitled to inclusion in such registration, propose to sell registrable securities and such other securities, if any, at an aggregate price to the public of less than US$35.0 million; or

•

if we have, within the six-month period preceding the date of such request, already effected a registration on Form-3 or in which the holders of registrable securities had an opportunity to participate pursuant to the provisions relating to piggyback registration.

Except as otherwise provided herein, there is no limit on the number of times the holders may request registration of registrable securities under these Form F-3 registration rights.

We are also not obligated to effect any demand registration or registration on Form F-3 if we furnish to the holders of registrable securities a certificate signed by our chief executive officer stating that, in the good faith judgment of our board of directors, it would be materially detrimental to us or our shareholders for such registration statement to be filed, in which event we have the right to defer such filing of the registration statement, for a period not to exceed 90 days after the receipt of the request to file such registration statement. We may not utilize this right more than once in any 12-month period.

If any of the offerings involves an underwriting, the managing underwriter of any such offering has certain rights to limit the number of shares included in such registration. However, where the number of registrable securities included in an underwritten public offering under a demand registration is to be reduced, all shares that are not registrable securities including, without limitation, the registrable securities held by our directors, officers or employees, must be reduced before any registrable securities held by existing shareholders may be reduced, and in case of a piggyback registration, the number of shares that may be included in the registration will be allocated first to us and second to each requesting holder of registrable securities on a pro rata basis, however, the number of our ordinary shares that are included in such offering may not be reduced to less than 20% of the aggregate number of our ordinary shares requested to be included in such underwriting, even if this will cause us to reduce the number of shares we wish to offer.

Our existing shareholders are generally required to bear all of the registration expenses incurred in connection with demand registrations, piggyback registrations and registrations on Form F-3 provided that (i) where an offering of securities includes a primary offering by us, our existing shareholders shall bear the pro rata portion of expenses attributable to them based on the number of the registrable securities included in such registration, and (ii) we will use commercially reasonable efforts to minimize the amount of such expenses.

Notwithstanding the foregoing, we will have no obligations to effect the demand registration, piggyback registration and Form F-3 registration with respect to any registrable securities proposed to be sold by a holder of registrable securities in a registered public offering (i) three years after the consummation of our initial public offering, or (ii) if, in the reasonable opinion of our counsel confirmed in writing to the investors, all such registrable securities proposed to be sold without registration during any 90-day period under Rule 144.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

Citibank, N.A. has agreed to act as the depositary for the American depositary shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. American depositary shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as “American depositary receipts” or “ADRs.” The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank Hong Kong, located at 10/F, Harbour Front (II), 22, Tak Fung Street, Hung Hom, Kowloon, Hong Kong.

We appoint Citibank as depositary pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6 (Registration No. 333-169278). You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov).

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety. The portions of this summary description that are italicized describe matters that may be relevant to the ownership of ADSs but that may not be contained in the deposit agreement.

Each ADS represents the right to receive one ordinary share on deposit with the custodian. An ADS also represents the right to receive any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of the Cayman Islands, which may be different from the laws in the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on behalf of you to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and The Depository Trust Company (“DTC”), the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

Dividends and Distributions

As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian bank. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will give at least 20 days prior notice to the depositary and will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the Cayman Islands laws and regulations.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement.

Distributions of Shares

Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-ordinary shares ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new ordinary shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to purchase additional ordinary shares, we will give at least 45 days prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

The depositary will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new ordinary shares other than in the form of ADSs.

The depositary will not distribute the rights to you if:

•	We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

•	We fail to deliver satisfactory documents to the depositary; or

•	It is not reasonably practicable to distribute the rights.

The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give at least 45 days prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.

The depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a holder of ordinary shares would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

The depositary will not distribute the property to you and will sell the property if:

•	We do not request that the property be distributed to you or if we ask that the property not be distributed to you; or

•	We do not deliver satisfactory documents to the depositary; or

•	The depositary determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary at least 45 days in advance. If it is reasonably practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will provide notice of the redemption to the holders.

The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.

Changes Affecting Ordinary Shares

The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the Shares. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Ordinary Shares

The depositary may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian. Your ability to deposit ordinary shares and receive ADSs may be limited by U.S. and the Cayman Islands legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.

When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

•	The ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

•	All preemptive (and similar) rights, if any, with respect to such ordinary shares have been validly waived or exercised.

•	You are duly authorized to deposit the ordinary shares.

•

The ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement).

•	The ordinary shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

•	ensure that the surrendered ADR certificate is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian’s offices. Your ability to withdraw the ordinary shares may be limited by U.S. and Cayman Islands legal considerations applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•

Temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

•	Obligations to pay fees, taxes and similar charges.

•	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the ordinary shares represented by your ADSs. The voting rights of holders of ordinary shares are described in the Section entitled Description of Share Capital—Voting Rights.

At our request, the depositary will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs.

Voting at our shareholders’ meetings is by a poll conducted by the chairman of the meeting. If the depositary bank timely receives voting instructions from a holder of ADSs, the depositary bank will endeavor to instruct the custodian to vote the ordinary shares on deposit in accordance with the voting instructions received from holders of ADSs. In the event of voting by poll, ordinary shares in respect of which no timely voting instructions have been received from ADS holders will not be voted.

Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner. Securities for which no voting instructions have been received will not be voted.

Fees and Charges

As an ADS holder, you will be required to pay the following service fees to the depositary:

Service	Fees

• Issuance of ADSs	Up to US5¢ per ADS issued

• Cancellation of ADSs	Up to US5¢ per ADS canceled

• Distribution of cash dividends or other cash distributions	Up to US5¢ per ADS held

• Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights.	Up to US5¢ per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US5¢ per ADS held

• Depositary Services	Up to US5¢ per ADS held on the applicable record date(s) established by the Depositary

• Transfer of ADRs	US$1.50 per certificate presented for transfer

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

•

Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•	Taxes and duties upon the transfer of securities (i.e., when ordinary shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The Depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividend, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive a 30-day prior notice of such changes.

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as the Company and the Depositary may agree from time to time.

Amendments and Termination

We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders a 30-day prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs (except as permitted by law).

We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary’s obligations to you. Please note the following:

•	We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•

The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•

The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•

We and the depositary disclaim any liability if we or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our memorandum and articles of association, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

•

We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in our memorandum and articles of association or in any provisions of or governing the securities on deposit.

•

We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•

We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

Pre-Release Transactions

Subject to the terms and conditions of the deposit agreement, the depositary may issue to brokers or dealers ADSs before receiving a deposit of ordinary shares or release ordinary shares to brokers or dealers before receiving ADSs for cancellation. These transactions are commonly referred to as “pre-release transactions” and are entered into between the depositary and the applicable brokers or dealers. The deposit agreement limits the aggregate size of pre-release transactions (not to exceed 30% of the shares on deposit in the aggregate) and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary may retain the compensation received from the pre-release transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•	Hold the foreign currency (without liability for interest) for the applicable holders.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 25,000,000 outstanding ADSs representing 20.0% of our outstanding ordinary shares in issue. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or our ADSs, and although we have received approval to list our ADSs on the NYSE, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by our ADSs.

Lock-Up Agreements

We have agreed, subject to certain exceptions, for a period of 180 days after the date of this prospectus not to sell, transfer or otherwise dispose of, and not to announce an intention to sell, transfer or otherwise dispose of, without the prior written consent of the representative:

•	any ordinary shares or depositary shares representing ordinary shares;

•	any shares of our subsidiaries or controlled affiliates or depositary shares representing those shares;

•

any securities that are substantially similar to the ordinary shares or depositary shares referred to above, including any securities that are convertible into, exchangeable for or otherwise represent the right to receive ordinary shares, other shares or depositary shares referred to above;

in each case other than pursuant to the exercises of options under employee share option plans existing on the date of this prospectus and described in this prospectus.

In addition, we have agreed to cause each of our subsidiaries, subject to certain exceptions, not to sell, transfer or otherwise dispose of, and not to announce an intention to sell, transfer or otherwise dispose of, for a period of 180 days after the date of this prospectus, without the prior written consent of the representative, any of the securities referred to above.

Furthermore, our directors and executive officers and all of our existing shareholders have entered into a similar 180 day lock-up agreement, subject to certain exceptions. After the expiration of the lock-up period, the ordinary shares or ADSs held by our directors, executive officers or our other existing shareholders, as the case may be, may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

A total of 100,000,000 of our ordinary shares are subject to the lock-up agreements. These restrictions do not apply to (i) the ADSs and the ordinary shares representing such ADSs being offered in connection with this offering and (ii) up to 3,750,000 ADSs and the ordinary shares representing such ADSs that may be purchased by the underwriters if their option to purchase additional ADSs is exercised in full.

We are not aware of any plans by any significant shareholder to dispose of significant numbers of ADSs or ordinary shares. We cannot assure you, however, that one or more existing shareholders will not dispose of significant numbers of ADSs or ordinary shares. See “Principal Shareholders” for a description of our significant shareholders. No prediction can be made as to the effect, if any, that future sales of ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the market price of our ADSs prevailing from time to time. Sales of substantial amounts of ADSs or ordinary shares in the public market, or the perception that future sales may occur, could materially and adversely affect the prevailing market price of our ADSs.

Registration Rights

Prior to the completion of this offering, we entered into a registration rights agreement with all of our existing shareholders in September 2010. Under the terms of the registration rights agreement, such shareholders, who collectively hold 100,000,000 of our ordinary shares, or all of our ordinary shares issued and outstanding immediately prior to the completion of this offering, are entitled to request that we register their ordinary shares under the Securities Act, following the expiration of the lock-up agreements described above. For a more detailed description of these registration rights and the terms upon which they will terminate, see “Description of Share Capital—Registration Rights.”

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned our ordinary shares for at least six months is entitled to sell the ordinary shares without registration under the Securities Act, subject to certain restrictions. Persons who are our affiliates (including persons beneficially owing 10% or more of our outstanding shares) may sell within any three-month period a number of ordinary shares that does not exceed the greater of the following:

•

1% of the number of our ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately 1,250,000 ordinary shares immediately after this offering, or 1,287,500 ordinary shares if the underwriters exercise their option to purchase additional ADSs in full; or

•	the average weekly trading volume of our ADSs, during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

Such sales are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Persons who are not our affiliates and have beneficially owned our ordinary shares for more than six months but not more than one year may sell the ordinary shares without registration under the Securities Act subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted securities for more than one year may freely sell the ordinary shares without registration under the Securities Act.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, beginning 90 days after the date of this prospectus, each of our employees, consultants or advisors who purchases shares, in the form of ADSs or otherwise, from us in connection with a compensatory stock plan or other written agreement is eligible to resell such shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

TAXATION

The following is a summary of the material Cayman Islands, Hong Kong, the People’s Republic of China and United States federal income tax consequences and considerations relevant to an investment in our ADSs and ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address United States state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, Hong Kong, the People’s Republic of China and the United States. To the extent the discussion herein relates to matters of Cayman Islands, the People’s Republic of China or United States tax law, it is the opinion of Maples and Calder, our counsel as to matters of Cayman Islands law, King & Wood PRC Lawyers, our counsel as to matters of PRC law, and Simpson Thacher & Bartlett LLP, our counsel as to matters of United States federal law, respectively.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by the Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Hong Kong Taxation

The following is a summary of the material Hong Kong tax consequences of the ownership of the ADSs by an investor that purchases such ADSs in connection of this offering and holds the ADSs as capital assets. This summary does not purport to address all possible tax consequences of the ownership of the ADSs, and does not take into account the specific circumstances of any particular investors, some of which may be subject to special rules. This summary is based on the tax laws of Hong Kong as in effect on the date of this prospectus.

Hong Kong profits tax

An investor would be liable for profits tax in Hong Kong for its purchase and sale of the ADSs if the following three conditions are satisfied:

(i)	the investors carries on a trade, profession or business in Hong Kong;

(ii)	the investor derives profits from that trade, profession or business, other than profits arising from the sale of capital assets and

(iii)	those profits arise in or are derived from Hong Kong (i.e. the profits have a Hong Kong source).

If a liability arises, the normal profits tax rates applicable to corporations (for the year of assessment of 2009/2010) is 16.5% and the normal profits tax rates applicable to individual (for the year of assessment of 2009/2010) is 15%.

Dividends received on ADSs

According to the current tax practice of the Hong Kong Inland Revenue Department, dividends paid by us on ADSs would not be subject to any Hong Kong tax, even if received by investors in Hong Kong.

Capital gains from the sale of ADSs

There is no tax on capital gains in Hong Kong. Any gains derived from the disposal of the ADSs acquired by the Investor for long-term investment will not be taxable in Hong Kong.

Stamp duty

No Hong Kong stamp duty is payable on the purchase and sale of the ADSs.

People’s Republic of China Taxation

Enterprise Income Tax

In accordance with the Foreign Investment Enterprise Income Tax Law and its implementation rules, an enterprise primarily engaged in manufacturing with at least 25% foreign investment was entitled to a two-year exemption from the enterprise income tax from its first two profitable years from PRC tax perspective and thereafter was entitled to a three-year 50% reduction in its applicable tax rate.

On March 16, 2007, the new EIT Law was enacted, and became effective on January 1, 2008 when the FIE Income Tax Law and the Enterprise Income Tax Provisional Regulations of the PRC expired. The new EIT Law adopts a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and revokes the prior tax exemption, reduction and preferential treatments only applicable to foreign-invested enterprises. However, certain enterprises established before the promulgation of the PRC Enterprise Income Tax Law that were entitled to preferential tax treatments for a fixed period would continue to be entitled to such preferential tax treatments until the expiration of such period. If the fixed period was not commenced because of profit losses, it should be deemed to commence from 2008. Guangdong Mingyang was not entitled to the above described tax preferential treatment under the new EIT Law, because its foreign equity percentage was less than 25% during the effectiveness of the PRC Enterprise Income Tax Law. As such, Guangdong Mingyang is subject to the uniform tax rate of 25% under the new EIT Law.

Under the new EIT Law, enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located within the PRC territory are considered resident enterprises and are subject to the enterprise income tax at the rate of 25% on its global income, but the term “de facto management bodies” is not defined therein. Under the implementation rules issued by the State Council relating to the new EIT Law, “de facto management bodies” is defined as the bodies that have material and overall management and control over manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. However, there is uncertainty as to how they will be interpreted and implemented by the relevant tax bureau because the new EIT Law and its implementation rules are newly issued. As all of our operational management is currently based in the PRC, and we expect them to continue to be located in China, we may be deemed a PRC resident enterprise and therefore subject to the PRC enterprise income tax at a rate of 25% on our worldwide income, which excludes the dividends received directly from another PRC resident enterprise. Due to the lack of clear guidance on the criteria pursuant to which the PRC tax authorities will determine our tax residency under the new EIT law, it is unclear whether PRC tax authorities would treat us as a PRC resident enterprise and levy various PRC taxes on us.

The recognition criteria and procedures for the “advanced and new technology enterprise” under the new EIT law were not issued until April 2008. Guangdong Mingyang was granted the “advanced and new technology enterprise” certificate, which is valid for a period of three years effective from January 1, 2008. Further, in June 2009, Jilin Mingyang obtained the “advanced and new technology enterprise” certificate, which is valid for a period of three years effective from January 1, 2009. Accordingly, Guangdong Mingyang and Jilin Mingyang are entitled to the preferential income tax rate of 15% from 2008 to 2010 and from 2009 to 2011, respectively. If these entities fail to remain qualified as “advanced and new technology enterprises,” which are subject to periodic renewal, they will not be entitled to the preferential tax rate of 15%.

Under the new EIT Law and its implementation rules, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises” that do not have an establishment or place of business in the PRC, or that have such establishment or place of business but if the relevant income is not effectively connected with the establishment or place of business, then only to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC.

The new EIT Law and its implementation rules do not specifically exempt withholding tax on dividends payable to foreign investors, unless any such foreign investors’ jurisdiction of incorporation has a tax treaty with the PRC government that provides for a different withholding arrangement. For instance, according to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or Double Taxation Arrangement (Hong Kong), dividends paid by a PRC company to a Hong Kong company will be subject to a withholding tax rate of 5%, if the Hong Kong company directly owns at least 25% of the capital of the PRC company. Thus, dividends paid to us by our PRC subsidiaries through our Hong Kong subsidiaries will be subject to a reduced withholding tax at a rate of 5%, if such Hong Kong subsidiary can be considered as a “beneficial owner” and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong).

If we are considered a PRC “resident enterprise,” dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, will be treated as income derived from sources within the PRC and be subject to PRC tax. It is also unclear whether we are considered a PRC “resident enterprise,” holders of our ordinary shares or ADSs might be able to claim the benefit of income tax treaties entered into between China and other countries. See “Risk Factors—Risks Relating to Doing Business in China—Our China-sourced income is subject to PRC withholding tax under the new Enterprise Income Tax Law of the PRC, and we will be subject to PRC enterprise income tax at the rate of 25% when more detailed rules or precedents are promulgated.”

United States Federal Income Taxation

The following summary describes the material United States federal income tax consequences of the ownership of our ordinary shares and ADSs as of the date hereof. The discussion is applicable only to United States Holders (as defined below) who hold our ordinary shares or ADSs as capital assets. As used herein, the term “United States Holder” means a beneficial owner of an ordinary share or ADS that is for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (i) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our ordinary shares or ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 10% or more of our voting stock;

•	a partnership or other pass-through entity for United States federal income tax purposes; or

•	a person whose “functional currency” is not the United States dollar.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

If a partnership holds ordinary shares or ADSs, the tax treatment of a partner will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ordinary shares or ADSs, you should consult your tax advisors.

This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-United States tax laws. If you are considering the purchase, ownership or disposition of our ordinary shares or ADSs, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the claiming of foreign tax credits for United States Holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of PRC taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our company.

ADSs

If you hold ADSs, for United States federal income tax purposes, you will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends

The gross amount of distributions on the ADSs or ordinary shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate United States Holders, certain dividends received in taxable years beginning before January 1, 2011 from a qualified foreign corporation will subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. We have received approval for listing the ADSs. U.S. Treasury Department guidance indicates that our ADSs will be readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ADSs will meet such conditions required for the reduced tax rates. Since we do not expect that our ordinary shares will be listed on an established securities market, we do not believe that dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law (see discussion under “Taxation—People’s Republic of China Taxation” and “Regulation—Taxation—Enterprise Income Tax Law”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC, the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion With Respect to Taxes on Income (the “Treaty”), and if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, would be subject to the reduced rates of taxation described in Article 9 of the Treaty (which provides for a reduced rate of withholding by the PRC of up to 10% unless the dividends are effectively connected with your permanent establishment or fixed base in the PRC). The applicability of the Treaty will depend, in part, on your particular circumstances and you are urged to consult your tax advisor regarding application of the Treaty. Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

In the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or ordinary shares. See “Taxation—People’s Republic of China Taxation” and “Regulation—Taxation—Enterprise Income Tax Law.” In that case, however, you will be able to obtain a reduced rate of PRC withholding taxes under the Treaty if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends, if any, will be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid to you with respect to our ordinary shares or ADSs will be treated as income from sources outside the United States and will generally constitute passive category income. Furthermore, in certain circumstances, if you have held the ADSs or ordinary shares for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for any PRC withholding taxes imposed on dividends paid on the ADSs or ordinary shares. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange, and will be treated as United States source gain. Consequently, such distributions in excess of our current and accumulated earnings and profits would not give rise to foreign source income and you would not be able to use the foreign tax credit arising from any PRC withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, we do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will be treated as a dividend (as discussed above).

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. Such gain or loss will be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will be treated as United States source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. You are urged to consult your tax advisor regarding the tax consequences if PRC tax is imposed on gain on a disposition of our ordinary shares or ADSs, including the availability of the foreign tax credit under your particular circumstances.

Passive Foreign Investment Company

We do not believe that we are, for United States federal income tax purposes, a PFIC, and we expect to operate in such a manner so as not to become a PFIC.

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is “passive income”, or

•	at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, “passive income” includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. While we do not currently intend to perform any such annual determination, we will notify you if we become aware that we are a PFIC in any taxable year.

If, however, we are or become a PFIC, you could be subject to additional United States federal income taxes on gain recognized with respect to the ADSs or ordinary shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

Information Reporting and Backup Withholding

Information reporting will apply to dividends with respect to our ADSs or ordinary shares and the proceeds from the sale, exchange or redemption of our ADSs or ordinary shares that are paid to you within the United

States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax will apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service in a timely manner.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated September 30, 2010, we have agreed to sell to the underwriters named below, for whom Morgan Stanley & Co. International plc, Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, the following respective number of ADSs:

Underwriters	Number of ADSs
Morgan Stanley & Co. International plc	10,450,000
Credit Suisse Securities (USA) LLC	6,712,500
Merrill Lynch, Pierce, Fenner & Smith Incorporated	7,837,500

Total	25,000,000

Morgan Stanley & Co. International plc’s address is 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom. Credit Suisse Securities (USA) LLC’s address is Eleven Madison Avenue, New York, NY 10010-3629, U.S.A. Merrill Lynch, Pierce, Fenner & Smith Incorporated’s address is One Bryant Park, New York, NY 10036, U.S.A.

The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters propose initially to offer the ADSs to the public at the public offering price listed on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of US$0.58 per ADS. After the initial public offering, the public offering price, concession and discount may be changed.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 3,750,000 additional ADSs at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase additional ADSs approximately proportionate to each underwriter’s initial amount reflected in the table above.

If the underwriters’ option is exercised in full, the total price to the public of all the ADSs sold would be US$402.5 million, the total underwriting discounts and commissions would be US$28.2 million, the net proceeds to us would be US$367.2 million (after deducting the estimated offering expenses payable by us).

We have agreed to pay underwriting discounts and commissions of US$24.5 million, consisting of initially agreed discounts and commissions of US$21.0 million and an incentive fee of US$3.5 million. If the underwriters’ option is exercised in full, the total underwriting discounts and commissions would be approximately US$28.2 million, consisting of initially agreed discounts and commissions of approximately US$24.2 million and an incentive fee of approximately US$4.0 million. The following table shows the per ADS and total underwriting discounts and commissions to be paid by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Per ADS				Total
	No Exercise		Full Exercise		No Exercise		Full Exercise
Underwriting discounts and commissions to be paid by us	US$	0.98	US$	0.98	US$	24,500,000	US$	28,175,000

The expenses of this offering payable by us, not including underwriting discounts and commissions, are estimated to be approximately US$7.1 million. We have also agreed to reimburse the underwriters for expenses relating to the roadshow of this offering up to US$600,000 and for fees and expenses of counsel to the underwriters up to US$1.4 million.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of ADSs offered by us.

Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC.

We have received approval for listing our ADSs on the NYSE under the symbol “MY.”

We have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we will not, for a period of 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for such ordinary shares or ADSs or enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs, whether any such transaction described above is to be settled by delivery of ordinary shares or ADSs or such other securities, in cash or otherwise; or

•	file any registration statement with the SEC relating to the offering of any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for such ordinary shares or ADSs.

The restrictions described in the preceding paragraph do not apply to:

•	the sale of ordinary shares or ADSs to the underwriters;

•	the issuance of ordinary shares or the grant of options to purchase ordinary shares under our equity incentive plan; and

•

the issuance by us of ordinary shares upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing or which is otherwise described in this prospectus.

Each of our directors, executive officers and all of our other existing shareholders have agreed that, without the prior written consent of the representatives on behalf of the underwriters, it will not, for a period of 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs;

whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs or such other securities, in cash or otherwise.

The restrictions described in the preceding paragraph do not apply to, among other exceptions, transactions relating to ordinary shares, ADSs or other securities acquired in open market transactions after the closing of this offering. The restrictions also do not apply to transfers of ordinary shares or ADSs to immediate family members of such persons, or trusts for the sole benefit of or entities wholly owned by such persons or their immediate family members, so long as the transferee agrees in writing to be bound by such restrictions and such transfers do not involve a disposition for value.

In addition, each of our directors, our executive officers and all of our existing shareholders have agreed that, without the prior written consent of the representatives on behalf of the underwriters, it will not, for a period of 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs.

The 180-day restricted period described in the preceding paragraphs will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to our company occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period.

In each of the above cases, the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In order to facilitate the offering of ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position in our ADSs for their own account. A short sale is “covered” if the short position is no greater than the number of ADSs available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the over-allotment option. The underwriters may also sell ADSs in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, our ADSs in the open market to stabilize the price of our ADSs. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the ADSs in the offering, if the syndicate repurchases previously distributed ADSs to cover syndicate short position or to stabilize the price of the ADSs. These activities may raise or maintain the market price of the ADSs above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

From time to time, certain of the underwriters have provided, and continue to provide, investment banking and other services to us, our affiliates and employees, for which they receive customary fees and commissions. Merrill Lynch PCG, Inc., an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, purchased 10% of Mingyang Electrical’s equity interest pursuant to a share transfer agreement dated May 22, 2007. As a result of the reorganization described in “Our Corporate Structure and History,” Merrill Lynch PCG beneficially owns approximately 3% of our outstanding ordinary shares immediately prior to the completion of this offering. Merrill Lynch PCG does not have any right to appoint directors to our board of directors.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments that an indemnified person may be required to make in respect of any of these liabilities.

At our request, the underwriters have reserved for sale, at the initial public offering price, up to five percent of the ADSs being offered in this prospectus for our directors, officers, employees, business associates and related persons. The number of ADSs available for sale to the general public will be reduced to the extent these persons purchase such reserved ADSs. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered by this prospectus.

Pricing of the Offering

Prior to this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price is determined by negotiations between us and the representatives of the underwriters. Among the factors considered in determining the initial public offering price are the future prospects of our company and our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of our company.

Electronic Offer, Sale and Distribution of ADSs

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The underwriters may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that may make Internet distributions on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders. Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by any underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs, where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

European Economic Area. In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, or a Relevant Member State, from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of the ADSs to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and the competent authority in that Relevant Member State has been notified, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the ADS to the public in that Relevant Member State at any time,

(a)	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive; or

(d)	in any other circumstances that do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive;

provided that no such offer of ADSs shall result in a requirement for the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of the above provision, the expression “an offer of ADSs to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom. An offer of the ADSs may not be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or the FSMA, except to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances that do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or the FSA.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) may only be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to the company.

All applicable provisions of the FSMA with respect to anything done by the underwriters in relation to the ADSs must be complied with in, from or otherwise involving the United Kingdom.

Japan. The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Hong Kong. The ADSs may not be offered or sold by means of this document or any other document other than (i) in circumstances that do not constitute an offer or invitation to the public within the meaning of the

Companies Ordinance (Cap.32, Laws of Hong Kong) or the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances that do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore. This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA; (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 by a relevant person that is:

(a)	a corporation (that is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the ADSs under Section 275 except:

(1)	to an institutional investor (for corporations, under 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(2)	where no consideration is or will be given for the transfer; or

(3)	where the transfer is by operation of law.

Cayman Islands. This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares to any member of the public in the Cayman Islands.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, which are expected to be incurred in connection with the offer and sale of the ADS by us. With the exception of the SEC registration fee and the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee, all amounts are estimates.

SEC Registration Fee	US$	32,798
NYSE listing fee		167,725
FINRA filing fee		46,500
Printing expenses		425,000
Legal fees and expenses		3,300,000
Accounting fees and expenses		1,200,000
Miscellaneous		1,954,052

Total	US$	7,126,075

LEGAL MATTERS

Certain legal matters as to the U.S. federal and New York state law in connection with this offering will be passed upon for us by Simpson Thacher & Bartlett LLP. Certain legal matters as to the U.S. federal and New York state law in connection with this offering will be passed upon for the underwriters by Latham & Watkins. The validity of the ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder. Legal matters as to PRC law will be passed upon for us by King & Wood PRC Lawyers and for the underwriters by Fangda Partners. Simpson Thacher & Bartlett LLP may rely upon Maples and Calder with respect to matters governed by Cayman Islands law, King & Wood PRC Lawyers with respect to matters governed by PRC law and Stephenson Harwood with respect to matters governed by Hong Kong law. Latham & Watkins may rely upon Fangda Partners with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of China Ming Yang Wind Power Group Limited and its subsidiaries as of December 31, 2008 and 2009, and for each of the years in the three-year period ended December 31, 2009, included in this prospectus and in the registration statement have been audited by KPMG, an independent registered public accounting firm, as set forth in their report appearing herein, and are included in reliance upon such report given on the authority of said firm as experts in accounting and auditing.

The audit report of KPMG on the consolidated financial statements of China Ming Yang Wind Power Group Limited, or Mingyang, and its subsidiaries as of December 31, 2008 and 2009 and for each of the years in the three-year period ended December 31, 2009 contain an explanatory paragraph that states Mingyang completed a share exchange with Guangdong Mingyang Wind Power Industry Group Co., Ltd., or Guangdong Mingyang, in May 2010. The share exchange has been accounted for financial reporting purposes in a manner similar to a reverse acquisition equivalent to the issuance of securities by Guangdong Mingyang in exchange for the assets and liabilities of Mingyang, accompanied by a recapitalization to utilize the share structure of Mingyang as the legal acquirer. The consolidated financial statements of Mingyang represent the continuation of the consolidated financial statements of Guangdong Mingyang, except for its capital structure.

The office of KPMG is located at 8/F Prince’s Building, 10 Chater Road, Central, Hong Kong Special Administrative Region, People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules, under the Securities Act with respect to underlying ordinary shares represented by the ADSs to be sold in this offering. We have also filed with the SEC a related registration statement on F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the Internet at the SEC’s website at www.sec.gov.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to the United States domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and imposing liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within six months of the end of each year ending on or prior to December 31, 2011 and within four months of the end of each year thereafter. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NYSE on which our ordinary shares are listed. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by United States domestic issuers. As a result, you may not be afforded the same protections or access to information which would be made available to you, if you investing in a United States domestic issuer.

We intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with IFRS, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

CHINA MING YANG WIND POWER GROUP LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

China Ming Yang Wind Power Group Limited:

We have audited the accompanying consolidated statements of financial position of China Ming Yang Wind Power Group Limited (the “Company”) and its subsidiaries as of December 31, 2008 and 2009, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1(b) to the consolidated financial statements, the Company completed a share exchange with Guangdong Mingyang Wind Power Industry Group Co., Ltd. (“Guangdong Mingyang”) in May 2010. The share exchange has been accounted for financial reporting purposes in a manner similar to a reverse acquisition equivalent to the issuance of securities by Guangdong Mingyang in exchange for the assets and liabilities of the Company, accompanied by a recapitalization to utilize the share structure of the Company as the legal acquirer. The accompanying consolidated financial statements represent the continuation of the consolidated financial statements of Guangdong Mingyang, except for its capital structure.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Ming Yang Wind Power Group Limited and its subsidiaries as of December 31, 2008 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG

Hong Kong, China

August 16, 2010

CHINA MING YANG WIND POWER GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

	Note	2007	2008	2009
		RMB’000	RMB’000	RMB’000
Revenue	5	—	124,677	1,172,692
Cost of sales		—	(160,830)	(1,096,724)

Gross (loss) / profit		—	(36,153)	75,968
Other income	6	—	1,590	268
Selling and distribution expenses		(5,886)	(17,738)	(90,862)
Administrative expenses		(13,157)	(413,951)	(67,475)
Research and development expenses		(3,321)	(11,980)	(52,789)

Loss from operations		(22,364)	(478,232)	(134,890)

Finance income		80	2,073	4,092
Finance expense		(358)	(23,585)	(53,669)

Net finance expense	8(a)	(278)	(21,512)	(49,577)

Share of loss of an associate, net of income tax expense	13	—	—	(154)

Loss before income tax expense	8(b)	(22,642)	(499,744)	(184,621)
Income tax expense	9	—	—	(38,495)

Loss for the year		(22,642)	(499,744)	(223,116)

Total comprehensive loss for the year		(22,642)	(499,744)	(223,116)

Attributable to:
Shareholders of the Company		(22,416)	(494,493)	(221,313)
Non-controlling interest		(226)	(5,251)	(1,803)

		(22,642)	(499,744)	(223,116)

Basic and diluted loss per share	25	(0.22)	(4.94)	(2.21)

The notes on pages F-8 to F-55 are an integral part of these consolidated financial statements.

CHINA MING YANG WIND POWER GROUP LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2008 AND 2009

	Note	2008	2009
		RMB’000	RMB’000
Assets
Property, plant and equipment	10	106,871	152,455
Intangible assets	11	27,590	22,241
Lease prepayments	12	8,697	16,113
Investment in an associate	13	—	28,846
Trade and other receivables	16	5,606	57,461
Prepayments	17	31,040	51,484
Deferred tax assets	22	—	2,820

Total non-current assets		179,804	331,420

Held-to-maturity securities	14	—	42,000
Inventories	15	680,043	1,972,993
Trade and other receivables	16	394,707	1,627,025
Prepayments	17	96,064	123,370
Pledged bank deposits	18	66,903	145,995
Cash and cash equivalents	19	41,753	722,233

Total current assets		1,279,470	4,633,616

Total assets		1,459,274	4,965,036

Equity
Issued share capital		—	—
Capital reserves		809,937	1,288,756
Accumulated loss		(520,104)	(741,417)

Total equity attributable to shareholders of the Company	24	289,833	547,339
Non-controlling interest		7,216	29,450

Total equity		297,049	576,789

Liabilities
Deferred tax liabilities	22	—	1,647
Provisions	23	3,017	19,154
Trade payables	20	1,644	20,140
Deferred income	16	287	3,723

Total non-current liabilities		4,948	44,664

Trade and other payables	20	705,383	2,203,118
Short-term bank loans	21	65,000	181,673
Income tax payable	22	—	33,748
Provisions	23	921	22,364
Deferred income	16	273	3,054
Deferred revenue	16(c)	385,700	1,899,626

Total current liabilities		1,157,277	4,343,583

Total liabilities		1,162,225	4,388,247

Total equity and liabilities		1,459,274	4,965,036

The notes on pages F-8 to F-55 are an integral part of these consolidated financial statements.

CHINA MING YANG WIND POWER GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

	Attributable to shareholders of the Company
	Issued share capital
	Number of ordinary shares	Par value amount	Capital reserves	Receivable for capital reserves	Accumulated loss	Subtotal	Non- controlling interest	Total equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	Note 2(b)	Note 2(b)	Note 24(a)/(b)
Balance as of January 1, 2007	—	—	29,700	—	(3,195)	26,505	267	26,772
Loss for the year	—	—	—	—	(22,416)	(22,416)	(226)	(22,642)
Equity contributions	—	—	220,302	—	—	220,302	2,225	222,527

Balance as of December 31, 2007	—	—	250,002	—	(25,611)	224,391	2,266	226,657

Loss for the year	—	—	—	—	(494,493)	(494,493)	(5,251)	(499,744)
Equity contributions	—	—	184,239	—	—	184,239	6,406	190,645
Share-based payment	—	—	375,696	—	—	375,696	3,795	379,491

Balance as of December 31, 2008	—	—	809,937	—	(520,104)	289,833	7,216	297,049

Loss for the year	—	—	—	—	(221,313)	(221,313)	(1,803)	(223,116)
Equity contributions	—	—	520,921	(42,102)	—	478,819	24,037	502,856
Issuance of ordinary shares upon incorporation	1,000	—	—	—	—	—	—	—

Balance as of December 31, 2009	1,000	—	1,330,858	(42,102)	(741,417)	547,339	29,450	576,789

The notes on pages F-8 to F-55 are an integral part of these consolidated financial statements.

CHINA MING YANG WIND POWER GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

	2007	2008	2009
	RMB’000	RMB’000	RMB’000
Cash flows from operating activities:
Loss for the year	(22,642)	(499,744)	(223,116)
Adjustments for:
Depreciation of property, plant and equipment	294	5,461	22,041
Amortization of intangible assets	2,756	4,848	5,349
Amortization of lease prepayments	—	63	238
Loss on disposal of property, plant and equipment	—	2	81
Share of loss of an associate	—	—	154
Inventories provision	—	30,734	8,265
Share-based payment	—	379,491	—
Fair value change of foreign currency forward contracts	—	—	(134)
Interest income	(80)	(2,073)	(3,650)
Interest expense	156	7,407	53,669
Income tax expense	—	—	38,495

	(19,516)	(73,811)	(98,608)
Changes in working capital (net of effect of a business combination):
Change in inventories	(53,695)	(628,488)	(1,301,215)
Change in trade and other receivables	(3,508)	(327,843)	(1,219,770)
Change in prepayments	(58,248)	(68,856)	(47,750)
Change in trade and other payables	26,318	493,250	1,543,859
Change in provisions	—	3,938	37,580
Change in deferred income	—	560	6,217
Change in deferred revenue	—	385,700	1,513,926
Income tax paid	—	—	(5,920)

Net cash (used in) / generated from operating activities	(108,649)	(215,550)	428,319

Cash flows from investing activities:
Increase in pledged bank deposits	(8,345)	(57,320)	(79,092)
Purchase of held-to-maturity investment securities	—	—	(42,000)
Purchase of property, plant and equipment	(2,798)	(73,831)	(57,200)
Purchase of intangible assets	—	(51,708)	(6,527)
Payment for lease prepayments	—	(1,093)	(9,716)
Purchase of investment in an associate	—	—	(29,000)
Advances made to related parties	(51,509)	(24,434)	(47,011)
Collection of advances made to related parties	76,595	8,842	3,186
Interest received	80	2,073	3,650
Payment for acquisition of a subsidiary, net of cash acquired	—	(4,756)	(45,000)

Net cash generated from / (used in) investing activities	14,023	(202,227)	(308,710)

The notes on pages F-8 to F-55 are an integral part of these consolidated financial statements.

CHINA MING YANG WIND POWER GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

	Note	2007	2008	2009
		RMB’000	RMB’000	RMB’000
Cash flows from financing activities:
Proceeds from equity contributions		220,302	184,239	478,819
Contribution from non-controlling interest		2,225	1,861	24,037
Proceeds from short-term bank loans		—	65,000	391,673
Repayment of short-term bank loans		—	—	(275,000)
Proceeds from borrowings from related parties		1,076	189,328	356,000
Repayment of borrowings from related parties		(6,660)	(102,743)	(383,660)
Interest paid		—	(2,095)	(30,051)

Net cash generated from financing activities		216,943	335,590	561,818

Effect of foreign currency exchange rate changes on cash and cash equivalents		—	(1,370)	(947)

Net increase / (decrease) in cash and cash equivalents		122,317	(83,557)	680,480
Cash and cash equivalents at beginning of year		2,993	125,310	41,753

Cash and cash equivalents at end of year	19	125,310	41,753	722,233

The notes on pages F-8 to F-55 are an integral part of these consolidated financial statements.

CHINA MING YANG WIND POWER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

1 Reporting entity and organization

(a) Principal activities

China Ming Yang Wind Power Group Limited (the “Company”), through its subsidiaries, is principally engaged in the manufacture and sale of wind turbines and the provision of related maintenance services in the People’s Republic of China (the “PRC”).

The consolidated financial statements of the Company as of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interests in an associate.

The following list contains the particulars of consolidated subsidiaries which principally affect the consolidated results of operations and financial condition of the Group:

Name of subsidiary	Note	Place of incorporation and operation	Paid-in capital as of December 31, 2009	Effective percentage of equity interest as of December 31,		Principal activities
				2008	2009
			RMB’000
Guangdong Mingyang Wind Power Industry Group Co., Ltd. (“Guangdong Mingyang”)	Note 1(b)	Zhongshan	RMB462,484	99%	99%	Manufacture and sale of wind turbines

Tianjin Mingyang Wind Power Blade Technology Co., Ltd. (“Tianjin Mingyang”)	(ii)	Tianjin	RMB72,000	99%	99%	Manufacture of wind turbine blades

Zhongshan Mingyang Wind Power Blade Technology Co., Ltd. (“Zhongshan Mingyang”)	(iii)	Zhongshan	RMB50,000	99%	99%	Manufacture of wind turbine blades

Jilin Mingyang Datong Wind Power Technology Co., Ltd. (“Jilin Mingyang”)	(iv)	Jilin	RMB24,545	80%	80%	Manufacture and sale of wind turbines and blades

Tianjin Mingyang Wind Power Equipment Co., Ltd. (“Tianjin Equipment”)	(v)	Tianjin	RMB60,000	—	99%	Manufacture of wind turbine components

Jiangsu Mingyang Wind Power Technology Co., Ltd. (“Jiangsu Mingyang”)	(vi)	Jiangsu	RMB48,000	—	59%	Manufacture and sale of wind turbines

Ming Yang Wind Power European R&D Center Limited Company (“Mingyang European”)	(vii)	Denmark	DKK125	—	99%	Research and development of wind turbine technology

CHINA MING YANG WIND POWER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

Notes:

(i)	The official names of the above consolidated subsidiaries in Chinese are translated into English for the purpose of these consolidated financial statements.
(ii)	Tianjin Mingyang was incorporated on April 18, 2008 by Guangdong Mingyang. As of December 31, 2009, Guangdong Mingyang owned 100% equity interest in Tianjin Mingyang.
(iii)	In October 2008, Guangdong Mingyang acquired 100% equity interests of Zhongshan Mingyang for cash consideration of RMB50,000,000. Details of the acquisition are disclosed in Note 4.
(iv)	Jilin Mingyang was incorporated on May 9, 2008 by Guangdong Mingyang and an unrelated party, Jilin Datong Group Company Limited (“Jilin Datong”). As of December 31, 2009, Guangdong Mingyang and Jilin Datong held approximately 80% and 20% equity interests in Jilin Mingyang, respectively.
(v)	Tianjin Equipment was incorporated on February 13, 2009 by Guangdong Mingyang and Zhongshan Mingyang. As of December 31, 2009, Guangdong Mingyang and Zhongshan Mingyang owned 90% and 10% equity interest in Tianjin Equipment, respectively.
(vi)	Jiangsu Mingyang was incorporated on September 30, 2009 by Guangdong Mingyang and an unrelated party, Jianggsu Diao Investment Company Limited (“Jiangsu Diao”). As of December 31, 2009, Guangdong Mingyang and Jiangsu Diao held 60% and 40% equity interests in Jiangsu Mingyang, respectively.
(vii)	Mingyang European was incorporated on October 8, 2009 by Guangdong Mingyang in Copenhagen, Denmark. As of December 31, 2009, Guangdong Mingyang owned 100% equity interests in Mingyang European.

Details of the Company’s associate are set out in Note 13.

(b) Reorganization

The Company is a holding company and was incorporated in the Cayman Islands on February 26, 2009, as part of a series of reorganization activities (the “Reorganization”) in preparation of the initial public offering of Guangdong Mingyang in an overseas market. In connection with the Reorganization, in May 2010, the Company completed the share exchange transaction with Guangdong Mingyang’s shareholders (the “Share Exchange”), which in aggregate owned 99% equity interests of Guangdong Mingyang (the “Participating Shareholders”). The Participating Shareholders held their equity interests in Guangdong Mingyang through the following non-operating holding companies, which do not have any operations or assets other than the equity interests in Guangdong Mingyang:

Name of company	Place of incorporation

First Base Investments Limited	Hong Kong

KeyCorp Limited	Hong Kong

Sky Trillion Limited	British Virgin Islands (“BVI”)

King Venture Limited	Hong Kong

Tech Sino Limited	Hong Kong

Asiatech Holding Limited	Hong Kong

Rich Wind Energy Two Corp.	BVI

Wiser Tyson Investment Corp. Limited	Hong Kong

CHINA MING YANG WIND POWER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

In the Share Exchange, the Company issued 99,999,000 ordinary shares at par value of US$0.001 per share, representing 100% of the Company’s post-exchange issued and outstanding ordinary shares, to the Participating Shareholders in exchange for 100% of the outstanding shares of the above-mentioned non-operating holding companies. Upon consummation of the Share Exchange, the Company owns 99% equity interests in Guangdong Mingyang.

Zhongshan Mingyang Electric Equipment Co., Ltd. (“Mingyang Electric”, a company owned by Zhang Chuanwei, the Chairman of the Company’s Board of Directors), which owned 1% of the equity interests in Guangdong Mingyang prior to the Share Exchange, elected not to participate in the Share Exchange. Therefore, Mingyang Electric did not receive any shares from the Company in the Share Exchange, and remained as the 1% equity holder of Guangdong Mingyang after the Reorganization.

2 Basis of preparation

(a) Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. IFRS includes International Accounting Standards (“IAS”) and related interpretations. The consolidated financial statements were approved and authorized for issue by the Board of Directors on August 16, 2010.

(b) Basis of preparation

Because (1) the Reorganization was consummated for the sole purpose of establishing the legal structure of Guangdong Mingyang to facilitate an overseas listing, (2) the Participating Shareholders’ effective equity interests in Guangdong Mingyang upon consummation of the Reorganization were identical to their effective equity interests in Guangdong Mingyang immediately prior to the consummation of the Reorganization, and (3) the shareholders and management of Guangdong Mingyang are substantially identical to the shareholders and management of the Company, the Reorganization has been accounted for in a manner similar to a reverse acquisition equivalent to the issuance of stock by Guangdong Mingyang for the net monetary assets of the Company, accompanied by a recapitalization to utilize the share structure of the Company as the legal acquirer. Immediately prior to the Share Exchange, the Company had only assets of US$1 in cash and 1,000 ordinary shares outstanding at par value of US$0.001 per share.

The accompanying consolidated financial statements as of December 31, 2008 and 2009 and for each of the years in the three-year period ended December 31, 2009 represent the continuation of the consolidated financial statements of Guangdong Mingyang, except for its capital structure (Note 24(a)), which is adjusted retroactively to reflect the legal capital of the Company.

Accordingly, the assets and liabilities of Guangdong Mingyang are recognized at their historical carrying amounts. In addition, the accompanying consolidated financial statements present the results of the Group as if the Reorganization had been consummated as of the beginning of the earliest period presented.

The 1% equity interests in Guangdong Mingyang owned by Mingyang Electric are presented as non-controlling interest at the carrying amounts of Guangdong Mingyang’s net assets.

(c) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for derivative financial instruments, which are measured at fair value.

CHINA MING YANG WIND POWER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(d) Functional and presentation currency

These consolidated financial statements are presented in Renminbi yuan (“RMB”), which is the functional currency of the Group entities located in the PRC. All financial information presented has been rounded to the nearest thousand.

For presentation purpose, the amounts of RMB equivalents are translated using the spot rate at the year end date.

(e) Use of estimates

The preparation of consolidated financial statements in accordance with IFRS requires management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the period. Significant items subject to such estimates and assumptions include the useful lives and the recoverability of the carrying amounts of property, plant and equipment and intangible assets (including goodwill), the utilization of deferred tax assets, the collectibility of trade and other receivables, the adequacy of inventories provision, the fair value of share-based payment arrangements, the accrual of warranty provisions and the assessment of contingent liabilities. These estimates are often based on complex judgments and assumptions that management believes to be reasonable but are inherently uncertain and unpredictable. Actual results could differ from those estimates. The Group is also subject to other risks and uncertainties that may cause actual results to differ from estimated amounts, such as competition, litigation, legislation and regulations in the alternative energy industry.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

•	Note 9 — utilization of tax losses

•	Notes 10 and 11 — useful lives and recoverability of property, plant and equipment and intangible assets

•	Note 15 — inventories provision

•	Note 16 — collectibility of trade and other receivables

•	Notes 23 — warranty provisions

•	Note 27 — assessment of contingent liabilities

3 Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in the consolidated financial statements.

(a) Basis of consolidation

(i) Subsidiaries

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power, directly or indirectly to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In

CHINA MING YANG WIND POWER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

assessing control, potential voting rights that presently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Group.

(ii) Associates

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity. Associates are accounted for using the equity method and are initially recognized at cost. The Group’s investment includes goodwill identified on acquisition, net of any accumulated impairment losses. The consolidated financial statements include the Group’s share of the revenue and expenses and equity movement of associates, from the date that significant influence commences until the date that significant influence ceases. When the Group’s share of losses exceeds its interest in associates, the Group’s carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or has made payments on behalf of the associates.

(iii) Transactions eliminated on consolidation

Intra-group balances and transactions and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with associates are eliminated against the investment to the extent of the Group’s interest in the associate. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(b) Foreign currency

(i) Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of group entities at exchange rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain and loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on retranslation are recognized in profit or loss. Non-monetary items measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

(ii) Foreign operations

The assets and liabilities of foreign operations are translated to Renminbi at the exchange rates ruling at the reporting date. The income and expenses of foreign operations are translated to Renminbi at exchange rates approximating the foreign exchange rates ruling at the dates of the transactions. The resulting foreign currency differences are recognized in translation reserve.

CHINA MING YANG WIND POWER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(c) Financial instruments

(i) Non-derivative financial assets

The Group has the following non-derivative financial assets: trade and other receivables, pledged bank deposits, held-to-maturity securities and cash and cash equivalents.

Trade and other receivables are initially recognized at fair value and thereafter stated at amortized cost less allowance for impairment of doubtful debts, except where the receivables are interest-free loans made to related parties without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less allowance for doubtful debts.

Cash and cash equivalents comprise cash balances and bank deposits with original maturities of three months or less.

If the Group has the positive intent and ability to hold debt securities to maturity, then such financial assets are classified as held-to-maturity. Held-to-maturity financial assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition held-to-maturity financial assets are measured at amortized cost using the effective interest method, less any impairment losses. Any sale or reclassification of a more than insignificant amount of held-to-maturity investments not close to their maturity would result in the reclassification of all held-to-maturity investments as available-for-sale, and prevent the Group from classifying investment securities as held-to-maturity.

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability. Bills receivable sold to banks or transferred to suppliers or vendors as payment or settlement of its liabilities to these parties are derecognized when it is determined that all the risks and rewards of ownership of the bills receivable are transferred at the time of the sale and transfer.

(ii) Non-derivative financial liabilities

The Group has the following non-derivative financial liabilities: short-term bank loans and trade and other payables.

Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

The Group derecognizes a financial liability when its contractual obligations are discharged or cancelled or expired.

Financial assets and liabilities are offset and the net amount presented in the consolidated statements of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

CHINA MING YANG WIND POWER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(iii) Derivative financial instruments

Derivative financial instruments are recognized initially at fair value. At each balance sheet date the fair value is remeasured. When a derivative financial instrument is not designated in a qualifying hedge relationship, the gain or loss on remeasurement to fair value is charged immediately to profit or loss.

(d) Property, plant and equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and impairment losses (Note 3(h)).

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor and any other costs directly attributable to bringing the asset to a working condition for its intended use. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

Construction in progress represents buildings under construction, and is stated at cost less impairment losses (Note 3(h)).

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized net within other income in profit or loss.

(ii) Subsequent costs

The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group, and the cost can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii) Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of an asset, less its residual value.

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of property, plant and equipment since this most closely reflects the expected pattern of consumption of the future benefits embodied in the asset.

The estimated useful lives are as follows:

— Plant and buildings	20 years
— Machinery and equipment	5 -10 years
— Furniture, fixtures and office equipment	5 years
— Motor vehicles	5 years
— Leasehold improvements	Shorter of the lease term and estimated useful life

Depreciation methods, useful lives and residual values are reassessed at each financial year end and adjusted if appropriate.

CHINA MING YANG WIND POWER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(e) Lease prepayments

Lease prepayments represent cost of land use rights paid to the PRC government authorities. Lease prepayments are stated as cost less accumulated amortization and impairment loss (Note 3(h)). Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives which range from 48 to 50 years.

(f) Intangible assets

(i) Goodwill

Goodwill represents the excess of the cost of the acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree.

Goodwill is measured at cost less accumulated impairment losses (Note 3(h)). In respect of goodwill arising from associates, the carrying amount of goodwill is included in the carrying amount of the investment.

(ii) Other intangible assets

Other intangible assets represent unpatented technology acquired by the Group, which have finite useful lives, and are measured at cost less accumulated amortization and accumulated impairment losses (Note 3(h)).

(iii) Amortization

Amortization is calculated over the cost of the asset less its residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives of unpatented technology are 4 to 5 years.

Amortization methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

(g) Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted average principle, and includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads based on normal operating capacity.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated selling expenses.

(h) Impairment

(i) Financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective

CHINA MING YANG WIND POWER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets (including equity securities) are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Group on terms that the Group would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, the disappearance of an active market for a security. In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

The Group considers evidence of impairment for receivables at both a specific asset and collective level. All individually significant receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

In assessing collective impairment the Group uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for directors’ judgement as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against receivables. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

(ii) Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than deferred tax assets and inventories, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. The recoverable amount of goodwill is estimated at each reporting date.

The recoverable amount of an asset is the greater of its fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit, or CGU).

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its recoverable amount. A cash-generating unit is the smallest identifiable asset group that generates cash flows that are largely independent from other assets and groups. Impairment losses are recognized in profit or loss.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

CHINA MING YANG WIND POWER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(i) Employee benefits

(i) Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the period during which services are rendered by employees. Pursuant to the relevant labor rules and regulations in the PRC, the Group participates in defined contribution retirement schemes (the “Schemes”) organized by the relevant local government authorities for its eligible employees whereby the Group is required to make contributions to the Schemes at 8% to 21% of the deemed salary rate announced annually by the local government authorities.

The Group has no other material obligation for payment of pension benefits associated with those schemes beyond the annual contributions described above.

(ii) Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A provision is recognized for the amount expected to be paid under short-term cash bonus or other short-term benefits if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

(iii) Share-based payment transaction

Equity instruments granted to the Group’s employees by the Group’s investor(s) are accounted for as share-based payment transactions. The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards.

(j) Research and development cost

Research and development expenses include costs attributable to the conduct of research and development programs and activities that are primarily related to enhancing product quality and improving the efficiency and capabilities of the Group’s existing production processes. These costs include salaries, employee benefit costs, materials, depreciation and maintenance of research equipment, services provided by outside contractors and the allocable portions of facility costs such as rent, utilities, insurance, repairs and maintenance, depreciation and general support services. All costs associated with research and development are expensed as incurred.

(k) Financial guarantees issued, provisions and contingent liabilities

(i) Financial guarantees issued

Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the “holder”) for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

Where the Group issues a financial guarantee, the fair value of the guarantee (being the transaction price, unless the fair value can otherwise be reliably estimated) is initially recognized as deferred income within trade and other payables. Where consideration is received or receivable for the issuance of the guarantee, the

CHINA MING YANG WIND POWER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

consideration is recognized in accordance with the Group’s policies applicable to that category of asset. Where no such consideration is received or receivable, an immediate expense is recognized in profit or loss on initial recognition of any deferred income.

The amount of the guarantee initially recognized as deferred income is amortized in profit or loss over the term of the guarantee as income from financial guarantees issued. In addition, provisions are recognized in accordance with Note 3(k)(ii) if and when (i) it becomes probable that the holder of the guarantee will call upon the Group under the guarantee, and (ii) the amount of that claim on the Group is expected to exceed the amount currently carried in trade and other payables in respect of that guarantee i.e. the amount initially recognized, less accumulated amortization.

(ii) Provisions and contingent liabilities

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(l) Revenue

(i) Sale of wind turbines and provision of maintenance service

The Group’s arrangements with customers in respect of wind turbines contain the following 2 components: (i) the delivery of the wind turbines to the customers’ locations and the provision of installation supervision (the “sale of wind turbines”) and (ii) providing technical and maintenance support for a period ranging from two to five years (“maintenance services”). The Group allocates the revenue of the total consideration to each of the components based on their estimated selling prices, which is determined by applying an appropriate gross profit margin, with reference to the gross profit margin of other entities in the PRC that are in a similar industry, on the estimated costs of the deliverable, and adjusted based on market factors, such as whether the Group should offer lower price in order to maintain good relationship with customers, and whether the other wind turbine suppliers are offering competitive prices to similar customers.

Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. Also, revenue is recognized only when it is probable that the economic benefit associated with the transaction will flow to the Group. Revenue is recognized net of returns, trade discounts and volume rebate.

During the 3 years ended December 31, 2009, the Group did not record any amount in respect of sales returns because historically none of the customers have returned products to the Group, and the possibility of return of those delivered wind turbines, for which revenue has been recognized, is remote.

CHINA MING YANG WIND POWER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

The Group may grant customers a settlement discount if the customers settle the invoiced amounts ahead of the payment schedule. Settlement discounts are recorded as a reduction of deferred revenue when (1) settlement from customers is made ahead of schedule and (2) the amount of settlement discount has been agreed between the Group and its customers, and subsequently recognized as a reduction of revenue when the related wind turbines have been installed, and inspection testing of the wind turbines has been completed and accepted by the customer. As of December 31, 2008 and 2009, the Group recorded settlement discount of nil and RMB7,692,000 as a reduction of deferred revenue, respectively. For the years ended December 31, 2007, 2008 and 2009, none of the settlement discounts are recognized as a reduction to revenue.

Revenue attributable to the sale of wind turbines is recognized when the wind turbine has been delivered and accepted by the customer, the wind turbine has been installed under the supervision of the Group, inspection testing of the wind turbine has been completed and accepted by the customer, and the remaining obligations are considered not significant. The durability test, which typically lasts 240 hours and is performed subsequent to the inspection testing of the wind turbine, is a test to ensure proper and stable connection of our wind turbines to power grids, and is not a significant performance obligation in respect of the sale of wind turbines because the Group’s remaining obligation is not significant.

Revenue in relation to provision of maintenance service is recognized on a straight-line basis over the contractual term of the arrangement, which generally ranges from two to five years.

(ii) Sale of raw materials

The Group recognizes revenues from the sale of raw materials when the risk and rewards of ownership and title to the raw materials have been transferred to the buyer, which coincides with delivery and acceptance of the products by the buyer.

(iii) Interest income

Interest income is recognized as it accrues using the effective interest method.

(m) Government grants

Government grants are recognized initially as deferred income when there is reasonable assurance that they will be received and that the Group has complied with the conditions associated with the grant. Grants that compensate the Group for expenses incurred are recognized in profit or loss on a systematic basis in the same periods in which the expenses are recognized. Grants that compensate the Group for the cost of an asset are recognized in profit or loss on a systematic basis over the useful life of the asset.

(n) Lease payments

Payments made under operating lease are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense over the term of the lease.

(o) Finance income and expenses

Finance income comprises interest income on pledged bank deposits and cash at banks. Interest income is recognized as it accrues, using the effective interest method.

CHINA MING YANG WIND POWER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

Finance expenses comprise interest expense on borrowings and foreign currency losses. All borrowing costs, except interest capitalized, are recognized in profit or loss using the effective interest rate method.

Foreign currency gains and losses are reported on a net basis.

(p) Income tax expense

Income tax expense comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill; the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable they will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognized is measured based on the expected manner of realization or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the reporting date.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if there is a legally enforceable right to offset current tax assets and current tax liabilities, and in the case of current tax assets and liabilities, the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously, or in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same tax authority on the same taxable entity.

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized. The carrying amount of a deferred tax asset is reviewed at each reporting date and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilized. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

(q) Earnings / (loss) per share

Basic earnings / (loss) per share is calculated by dividing the profit or loss attributable to shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted earnings (loss) per share is calculated by dividing profit (loss) attributable to shareholders of the Company as adjusted for

CHINA MING YANG WIND POWER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary and dilutive ordinary share equivalents outstanding during the period. Potential dilutive securities are not included in the calculation of diluted earnings (loss) per share if the impact is anti-dilutive.

For the purpose of calculating basic and diluted loss per share, the number of ordinary shares used in the calculation has been retroactively adjusted to reflect (1) the share split in February 2010 (see Note 24(a)), and (2) the shares issued by the Company to effect the Reorganization (see Note 1 (b)) and upon incorporation.

(r) Segment reporting

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. An operating segment’s operating results are reviewed regularly by the Group’s CEO to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

The Group has one operating segment, which is the manufacture and sale of wind turbines. The Group’s operations and customers are all located in the PRC.

(s) New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2009, and have not been applied in preparing the consolidated financial statements of the Group.

Of these developments, the following relate to matters that may be relevant to the Group’s operations and financial statements:

Effective for accounting periods beginning on or after
Improvements to IFRSs 2008 Revised IFRS 3, Business combinations	July 1, 2009 Applied to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1, 2009

Amended IAS 27, Consolidated and separate financial statements	July 1, 2009
Improvements to IFRSs 2009	July 1, 2009 or January 1, 2010
Amendments to IFRS 2, Share-based payment — Group cash settled share based payment transactions	January 1, 2010
Improvements to IFRSs 2010	July 1, 2010 or January 1, 2011

Revised IAS 24, Related party disclosures	January 1, 2011

IFRS 9, Financial instruments	January 1, 2013

CHINA MING YANG WIND POWER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that while the adoption of them may result in new or amended disclosures, it is unlikely to have a significant impact on the Group’s results of operations and financial position.

4 Acquisition of a subsidiary

On October 20, 2008, Guangdong Mingyang entered into an agreement with Zhongshan Mingyang Energy Investment Co., Ltd. (“Mingyang Energy Investment”) and Shanghai Xinlian Investment Co., Ltd. (“Shanghai Xinlian Investment”) to acquire 100% equity interests in Zhongshan Mingyang for a cash consideration of RMB50,000,000. Zhongshan Mingyang is principally engaged in the manufacture and sale of wind blades, a component of wind turbines. Since its inception on October 10, 2007, all the wind blades manufactured by Zhongshan Mingyang were sold to Guangdong Mingyang.

Pre-acquisition carrying amounts were determined based on applicable IFRS and approximated to their estimated fair values at the date of acquisition. A summary of the fair value of the identifiable assets acquired and liabilities assumed in connection with the acquisition is as follows:

	Note	RMB’000
Total aggregate purchase price		50,000

Property, plant and equipment	10	19,258
Inventories		28,594
Trade and other receivables		18,293
Cash and cash equivalents		244
Trade and other payables		(26,115)

Net assets acquired and liabilities assumed		40,274

Goodwill	11	9,726

Consideration in cash		50,000

Representing:
Cash paid in 2008		4,756
Cash paid in 2009		45,000

Total consideration		49,756

Consideration paid in cash		50,000
Cash acquired		(244)

Net cash outflow		49,756

Since the completion of the acquisition, Zhongshan Mingyang incurred a loss of approximately RMB857,000. Revenues generated by Zhongshan Mingyang were all intercompany sales, which are eliminated on consolidation.

The goodwill recognized on the acquisition is attributable mainly to the synergies expected to be achieved from Zhongshan Mingyang into the Group’s existing business.

No pro forma financial statements as if the acquisition had occurred at the beginning of the year are disclosed as the results of the acquisition to the Group’s consolidated financial statements are not material.

CHINA MING YANG WIND POWER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

5 Revenue

Revenue represents the sales value of wind turbines and raw materials and other related services. Revenue is presented net of business taxes and surcharges, as well as value-added tax collected on behalf of tax authorities.

	2007	2008	2009
	RMB’000	RMB’000	RMB’000
Sale of wind turbines	—	119,338	1,169,170
Sale of raw materials	—	5,339	2,480
Maintenance services	—	—	1,042

	—	124,677	1,172,692

The Group’s customer base is highly concentrated, sales to the largest and the top five customers in terms of revenue recognized by the Group accounted for 89.63% and 95.87% of the Group’s revenue for the year ended December 31, 2008 and 33.74% and 94.08% for the year ended December 31, 2009.

6 Other income

	2007	2008	2009
	RMB’000	RMB’000	RMB’000
Government grants	—	1,590	268

Jilin Mingyang received grants of RMB1,590,000 for the year ended December 31, 2008 and Guangdong Mingyang received grants of RMB268,000 for the year ended December 31, 2009, respectively, from local governments as incentives to promote the development of the renewable energy business. The grants were recorded in other income since the grants were not for compensation for specific expenses incurred or to be incurred by the Group.

7 Staff costs

	2007	2008	2009
	RMB’000	RMB’000	RMB’000
Contributions to defined contribution retirement plan	345	2,213	5,457
Equity-settled share-based payment expenses (Note 24(b))	—	379,491	—
Salaries, wages and other benefits	6,436	29,661	68,516

	6,781	411,365	73,973

CHINA MING YANG WIND POWER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

8 Loss before income tax expense

(a) Net finance expense

	2007	2008	2009
	RMB’000	RMB’000	RMB’000
Interest income	80	2,073	3,650
Exchange gain, net	—	—	442

Finance income	80	2,073	4,092

Interest expense	(156)	(7,407)	(53,669)
Exchange loss, net	(202)	(16,178)	—

Finance expense	(358)	(23,585)	(53,669)

Net finance expense	(278)	(21,512)	(49,577)

(b) Other items charged / (credit) in arriving at loss before income tax expense include:

	Note	2007	2008	2009
		RMB’000	RMB’000	RMB’000
Expenses include:
Amortization#
— intangible assets	11	2,756	4,848	5,349
— lease prepayments	12	—	63	238
Depreciation#	10	294	5,461	22,041
Inventories provision	15	—	30,734	8,265
Operating lease charges: minimum lease payments#		588	2,299	9,741
Auditors’ remuneration		64	114	2,379
Cost of inventories#	15	—	156,892	1,058,139
Share based payment	24(b)	—	379,491	—

#	During the years ended December 31, 2007, 2008 and 2009, cost of inventories includes nil, RMB8,145,000 and RMB43,879,000 relating to staff costs, depreciation and amortization expenses and operating lease charges, which amount is also included in the respective total amounts disclosed separately above or in the notes for each of these types of expenses.

9 Income tax expense

(a) Income tax expense in the consolidated statements of comprehensive income represents:

	2007	2008	2009
	RMB’000	RMB’000	RMB’000
PRC income tax:
Current tax—provision for the year	—	—	39,668
Deferred tax—origination and reversal of temporary differences	—	—	(1,173)

	—	—	38,495

CHINA MING YANG WIND POWER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(b) Reconciliation between tax expense and accounting loss at applicable tax rates:

	2007	2008	2009
	RMB’000	RMB’000	RMB’000
Loss before income tax expense	(22,642)	(499,744)	(184,621)

Notional tax benefit on loss before taxation, calculated at applicable tax rates (i)	7,472	124,936	46,155
Effect of additional deductible research and development expenses	—	2,831	6,956
Effect of non-deductible expenses:
Share-based compensation expense	—	(94,873)	—
Interest expense	(51)	(699)	(4,171)
Salaries and staff costs	(1,218)	(838)	(2,439)
Entertainment expense exceeding allowable limit	(326)	(311)	(428)
Others	(63)	(87)	(1,097)
Effect of tax rate differential	—	—	(21,106)
Effect of tax losses not recognized	(2,663)	(13,400)	(181)
Utilization of previously unrecognized tax losses	—	—	17,282
Recognition of previously unrecognized tax losses	—	—	182
Effect of other temporary differences not recognized (ii)	(1,554)	(2,336)	(79,569)
Effect of changes in tax rate (iii)	(1,597)	(15,223)	(79)

Actual income tax expense	—	—	(38,495)

(i)	The PRC statutory income tax rates are 33% for 2007 and 25% for 2008 and 2009.
(ii)	In accordance with the accounting policy set out in Note 3(p), the Group did not recognize deferred tax assets in respect of other temporary differences of RMB1,554,000, RMB2,336,000 and RMB79,569,000 in the years ended December 31, 2007, 2008 and 2009, which mainly consist of deferred revenue of nil, RMB741,000 and RMB66,355,000, respectively. The Group determined it was not probable that the temporary differences could be utilized and therefore deferred tax assets were not recognized.
(iii)	During 2007, the PRC government enacted the change of the PRC statutory income tax rate from 33% to 25% effective from January 1, 2008. Guangdong Mingyang and Jilin Mingyang were each qualified as an “Advanced and New Technology Enterprise” and are entitled to the preferential income tax rate of 15% from 2008 to 2010 and from 2009 to 2011, respectively.

CHINA MING YANG WIND POWER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

10 Property, plant and equipment

	Plant and buildings	Machinery and equipment	Furniture, fixtures and office equipment	Leasehold improvements	Motor vehicles	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost:
As of January 1, 2008	—	641	1,655	—	1,067	536	3,899
Acquisition through business combination (Note 4)	—	18,386	443	—	—	429	19,258
Other additions	168	3,969	4,839	3,906	1,156	75,455	89,493
Transferred from construction in progress	29,670	43,632	22	898	—	(74,222)	—
Disposals	—	—	(3)	—	—	—	(3)

As of December 31, 2008	29,838	66,628	6,956	4,804	2,223	2,198	112,647

As of January 1, 2009	29,838	66,628	6,956	4,804	2,223	2,198	112,647
Additions	—	14,409	4,451	585	6,150	42,111	67,706
Transferred from construction in progress	17,359	9,204	89	10	—	(26,662)	—
Disposals	—	(16)	(89)	—	—	—	(105)

As of December 31, 2009	47,197	90,225	11,407	5,399	8,373	17,647	180,248

Accumulated depreciation:
As of January 1, 2008	—	6	180	—	131	—	317
Charge for the year	2	2,922	721	1,518	298	—	5,461
Written back on disposals	—	—	(2)	—	—	—	(2)

As of December 31, 2008	2	2,928	899	1,518	429	—	5,776

As of January 1, 2009	2	2,928	899	1,518	429	—	5,776
Charge for the year	1,396	14,797	2,000	3,069	779	—	22,041
Written back on disposals	—	(2)	(22)	—	—	—	(24)

As of December 31, 2009	1,398	17,723	2,877	4,587	1,208	—	27,793

Net book value:
As of December 31, 2008	29,836	63,700	6,057	3,286	1,794	2,198	106,871

As of December 31, 2009	45,799	72,502	8,530	812	7,165	17,647	152,455

CHINA MING YANG WIND POWER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

11 Intangible assets

	Unpatented technology	Goodwill	Total
	RMB’000	RMB’000	RMB’000
Cost:
As of January 1, 2008	20,668	—	20,668
Acquisition through business combination (Note 4)	—	9,726	9,726
Additions	4,800	—	4,800

As of December 31, 2008	25,468	9,726	35,194

As of January 1, 2009	25,468	9,726	35,194
Additions	—	—	—

As of December 31, 2009	25,468	9,726	35,194

Accumulated amortization:
As of January 1, 2008	2,756	—	2,756
Charge for the year	4,848	—	4,848

As of December 31, 2008	7,604	—	7,604

As of January 1, 2009	7,604	—	7,604
Charge for the year	5,349	—	5,349

As of December 31, 2009	12,953	—	12,953

Net book value:
As of December 31, 2008	17,864	9,726	27,590

As of December 31, 2009	12,515	9,726	22,241

(a) Unpantented technology

On July 28, 2008, the Group entered into a license agreement with a third party. According to the license agreement, the third party granted the Group the exclusive license rights of super compact drive technology (the “SCD technology”) for manufacture of wind turbines in the PRC for a total purchase price of Euro19,000,000 (RMB186,145,000), of which Euro7,000,000 (RMB68,580,000) is the purchase price of the exclusive right for manufacture of wind turbines with unit design capacity of 2.5MW or 3MW, and Euro12,000,000 (RMB117,565,000) is the purchase price of the exclusive right for manufacture of wind turbines with unit design capacity of 5MW or 6MW. The SCD technology was developed by the third party before the license agreement was entered into, and is currently owned by the third party (Note 27(c)). The restrictions on the distribution of 2.5/3.0MW SCD wind turbines and 6.0MW SCD wind turbines expire on January 1, 2016 and January 1, 2019, respectively, at which time the Group’s license for these wind turbines in the PRC will become non-exclusive.

The Group made an initial down payment of Euro3,000,000 (RMB31,040,000) to the third party in 2008 for the SCD technology of wind turbines with design capacity of 2.5MW or 3MW, and recorded such amount in “prepayment for purchase of intangible assets” in the consolidated statements of financial position as of December 31, 2008 (Note 17). The remaining purchase price of Euro4,000,000 for the SCD technology of wind turbines with design capacity of 2.5MW or 3MW is due and payable in 2009 and 2010, of which Euro2,000,000 (RMB19,594,000) is payable in 2009, and Euro2,000,000 (RMB19,594,000) is payable in 2010. Upon payment of the total purchase price, the Group will receive all the related documents required for the manufacture of wind turbines with design capacity of 2.5MW or 3MW using SCD technology. Of the Euro 2,000,000 due and payable

CHINA MING YANG WIND POWER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

in 2009, the Group paid Euro 300,000 (RMB2,939,000) in cash during 2009 and recorded the unpaid balance of RMB16,655,000 (equivalent Euro 1,700,000) as of December 31, 2009 within “accrued expenses and other payables” in the consolidated statements of financial position. The amount of RMB16,655,000 was subsequently paid in January 2010.

For the license of SCD technology of wind turbines with design capacity of 5MW or 6MW, the purchase price will be paid in 5 installments in 2010 and 2011, and the Group expects to receive the license and all the documents required for manufacture of wind turbines with design capacity of 5MW or 6MW using SCD technology in 2011 (Note 27(c)).

(b) Goodwill

For the purpose of impairment testing, goodwill is allocated to the Group’s cash generating unit of manufacture and sale of wind turbine blades which represent the lowest level within the Group at which the goodwill is monitored for internal management purpose. The recoverable amount of goodwill is estimated based on estimated discounted cash flows. In forming this assumption the Group has used a combination of long term trends, industry forecasts and in house estimates. The recoverable amount was estimated to be higher than the carrying amount as of December 31, 2008 and 2009, and therefore no impairment is required to be recognized for the years ended December 31, 2008 and 2009.

12 Lease prepayments

RMB’000
Cost:
As of January 1, 2008	—
Contribution by non-controlling interest	4,545
Additions	4,215

As of December 31, 2008	8,760

As of January 1, 2009	8,760
Additions	7,654

As of December 31, 2009	16,414

Accumulated amortization:
As of January 1, 2008	—
Charge for the year	63

As of December 31, 2008	63

As of January 1, 2009	63
Charge for the year	238

As of December 31, 2009	301

Net book value:
As of December 31, 2008	8,697

As of December 31, 2009	16,113

CHINA MING YANG WIND POWER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

Note:

During the year ended December 31, 2008, Guangdong Mingyang and a non-controlling equity holder formed Jilin Mingyang, in which the non-controlling equity holder contributed land use rights and Guangdong Mingyang contributed cash of RMB20,000,000 for approximately 20% and 80% equity interest in Jilin Mingyang, respectively. The land use right contributed by the non-controlling equity holder was recognized at its fair value at the time of contribution, being RMB4,545,000.

During the year ended December 31, 2008, the Group entered into an agreement with Jilin Datong to acquire the exclusive right to use the land for the manufacturing plant for a cash consideration of RMB4,215,000. As of December 31, 2008 and 2009, RMB3,122,000 and RMB3,122,000 of the cash consideration remained unpaid, respectively. The Group recorded the contractual amount in lease prepayments and the remaining unpaid amount in “trade and other payables”.

During the year ended December 31, 2009, the Group paid cash consideration of RMB7,654,000 to acquire the exclusive right to use a piece of land for the manufacture plant and office building.

During the year ended December 31, 2009, the Group also made a payment in the amount of RMB2,062,000 to the local government to acquire the exclusive right to use another piece of land. As of December 31, 2009, the approval procedures from the local government in respect of the land have not been completed and therefore the amount paid by the Group of RMB2,062,000 was recorded as other prepayments (Note 17).

13 Interest in an associate

	December 31,
	2008	2009
	RMB’000	RMB’000
Share of net assets	—	28,846
Goodwill	—	—

	—	28,846
Less: impairment loss	—	—

	—	28,846

Name of associate	Form of business structure	Place of incorporation and operation	Paid in capital as of December 31, 2009	Percentage of equity interest as of December 31,		Principal activities
				2008	2009
			RMB’000
Tianjin Jinneng Mingyang Wind Power Technology Co., Ltd. (“Tianjin Jinneng”)	Incorporated	Tianjin	RMB83,000	—	34.94%	Manufacture and sales of wind turbines

CHINA MING YANG WIND POWER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

Summary financial information on the associate

	Assets	Liabilities	Equity	Revenue	Loss
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
2009
100 per cent	185,289	102,730	82,559	—	(441)
Guangdong Mingyang’s effective interest	64,740	35,894	28,846	—	(154)

Guangdong Mingyang injected a cash consideration of RMB29,000,000 in February 2009 in connection with the establishment of Tianjin Jinneng, which represents 34.94% equity interest in Tianjin Jinneng. As of December 31, 2009, Tianjin Jinneng was in the development stage and did not commence any commercial operations. Tianjin Jinneng will be engaged in the manufacture and sale of wind turbines upon completion of the construction of its manufacturing plant. The Group’s share of loss of this associate was RMB154,000 in 2009.

14 Held-to-maturity securities

Held-to-maturity securities represent non-publicly traded debt securities issued by a PRC financial institution in 2009. The debt securities bear fixed interest of 3.08% per annum, mature in four months from the date of acquisition, and are not redeemable prior to maturity. As of December 31, 2009, the fair value of the debt securities approximated the carrying value of the securities due to their short term nature.

15 Inventories

Inventories in the consolidated statements of financial position comprise:

	December 31,
	2008	2009
	RMB’000	RMB’000
Raw materials	125,453	166,313
Work in progress	38,239	32,722
Finished goods	516,351	1,773,958

	680,043	1,972,993

Inventories recognised as cost of sales	156,892	1,058,139

Inventories are stated at lower of cost or net realizable value. The total carrying value of inventories stated at net realizable value was RMB478,259,000 and RMB529,444,000 as of December 31, 2008 and 2009, respectively. The inventories provision of RMB30,734,000 and RMB8,265,000 was charged to cost of sales for the years 2008 and 2009 respectively.

The Group’s finished goods include wind turbines of RMB391,749,000 and RMB1,616,564,000 respectively as of December 31, 2008 and 2009 that were delivered to the customers’ locations but installation and inspection testing were not completed and accepted by customers.

CHINA MING YANG WIND POWER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

16 Trade and other receivables

	December 31,
	2008	2009
	RMB’000	RMB’000
Current
Trade receivables
—Third parties	17	1,315,973
—Related parties	329,860	170,781

Total trade receivables	329,877	1,486,754
Bills receivable
—Third parties	2,000	47,893
Other receivables
—Related parties	26,678	65,304

Loans and receivables	358,555	1,599,951

Deposits
—Third parties	34,684	24,594
—Related parties	1,468	2,480

Total deposits	36,152	27,074

	394,707	1,627,025

Non-current
Trade receivables
—Third parties	—	23,996
—Related parties	5,606	33,465

Total trade receivables	5,606	57,461

According to the wind turbine sale agreements, the customers are required to make payments in instalments, which generally include an upfront payment of approximately 10% of the sale price of the wind turbines within one month of signing of the sale agreements; a second payment of approximately 10% to 20% of the sale price of the wind turbines within three months of the signing of the sale agreements and upon receipt by the customers of evidence of supply contracts the Group has entered into to fulfill the wind turbine sale agreements; payments of approximately 50% to 60% of the sale price of the delivered wind turbines within one month after each scheduled delivery; and a payment of approximately 5% to 10% of the sale price of the wind turbines within up to one month after the wind turbines are installed and have passed the durability test. The final 5% to 10%, if any, of the sale price of the wind turbines is retained by the Group’s customers and payable within up to one month after the end of the warranty period, which normally lasts for two years after the turbines pass the durability test.

Fees for the provision of technical and maintenance support services are either paid proportionately together with the payments for the wind turbines or on a separate schedule.

The Group records the final 5% to 10% of the sale price of the wind turbines retained by the Group’s customers, if any, as “retention receivable” in the consolidated statements of financial position at the time when revenue in respect of sale of wind turbines is recognized.

CHINA MING YANG WIND POWER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

Trade receivables include retention receivables of RMB5,606,000 and RMB63,067,000 relating to sale of wind turbines as of December 31, 2008 and 2009 respectively. The current portion of retention receivables amounted to nil and RMB5,606,000 respectively as of December 31, 2008 and 2009. The non-current portion of retention receivables have been discounted with the difference between the contractual amount and the present value of the estimated future cash flows recorded in deferred income, which amounted to RMB560,000 and RMB6,777,000 as of December 31, 2008 and 2009, respectively. Nil and RMB273,000 was amortized into interest income during the years ended December 31, 2008 and 2009 respectively. The discount rate applied to the estimated future cash flows was based on the market bank borrowing rate with similar maturity.

To reduce the Group’s credit risk, management requires certain customers to pay for the Group’s products and services by bills receivable. Bills receivable represents short-term notes receivable issued by financial institutions that entitles the Group to receive the full face amount from the financial institutions upon maturity, which generally ranges from three to six months from the date of issuance. Historically, the Group has experienced no losses on bills receivable. As disclosed in Note 27, the Group retains limited recourse provisions on bills receivable that it has sold prior to their maturity.

Trade and other receivables from related parties are set out in Note 28.

(a) Ageing analysis

Included in trade and other receivables are trade receivables with the following ageing analysis as of the balance sheet date:

	December 31,
	2008	2009
	RMB’000	RMB’000
Current	329,860	383,479
Less than 1 month past due	—	356,013
1 to 3 month past due	—	356,168
More than 3 months but less than 12 months past due	17	261,786
Amount past due over 12 months	—	129,308

	329,877	1,486,754

Trade receivables are due within 30 days from the date of billing.

The past-due amounts of trade receivables as of December 31, 2009 are mainly attributable to the following factors:

(i)	All of the Group’s customers are state-owned enterprises in the PRC and payments made by these enterprises are subject to complex internal application and approval procedures, which normally take several months from the time when payment applications are initiated until the payments are finally approved and processed.

(ii)	The Group’s customers usually finance wind farm projects through loans or other sources, which may not be obtained or drawn down as originally planned. If the financing is postponed, agreed payment schedules in the relevant wind turbine sale agreements are affected.

CHINA MING YANG WIND POWER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(iii)	Of the total current trade receivables of RMB1,486,754,000 as of December 31, 2009, the majority of this balance is related to wind turbines that have been delivered to customer locations but the related installation and inspection testing have not been completed and accepted by the customers. Deferred revenue is recorded for these delivered wind turbines.

(b) No impairments losses in respect of trade receivables were made during the years ended December 31, 2008 and 2009.

Receivables that were not impaired relate to a number of independent state-owned enterprise customers for which there was no history of default with the Group. Although some of the trade receivables balances became past due, management believes the customers have the intent to settle the trade receivables because repayments have been collected from these customers during 2008 and 2009 and subsequent to December 31, 2009. Management has also assessed the financial position of these customers as of each balance sheet date, and considered that the customers have the capability to repay the past due trade receivable balances. Management believes that no impairment allowance is necessary in respect of these balances as there has been no significant change in credit quality of the customers and the balances are still considered fully recoverable. The Group does not hold any collateral over these balances.

(c) Deferred revenue

The Group defers revenue attributable to the delivery of the wind turbine until the installation supervision services have been provided by the Group, which is the point of time when the wind turbine has been delivered and accepted by the customer, the wind turbine has been installed under the supervision of the Group, and inspection testing of the wind turbine has been completed and accepted by the customer. The amounts that have been billed by the Group for wind turbines that have been delivered to the customer location but the related installation and inspection testing have not been completed are recorded in “Deferred revenue” in the consolidated statements of financial position. Deferred revenue amounted to RMB385,700,000 and RMB1,899,626,000 as of December 31, 2008 and 2009 respectively.

17 Prepayments

	December 31,
	2008	2009
	RMB’000	RMB’000
Current
Prepayments to suppliers	96,064	123,370

Non-current
Prepayment for purchase of intangible assets (Note 11)	31,040	49,422
Other prepayments (Note 12)	—	2,062

	31,040	51,484

In order to secure a stable supply of raw materials, the Group makes prepayments to certain suppliers. As of December 31, 2008 and 2009, prepayments to suppliers of RMB96,064,000 and RMB123,370,000 respectively, represented the amount of raw materials that the Group expects to take delivery within twelve months from the balance sheet date.

CHINA MING YANG WIND POWER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

18 Pledged bank deposits

Pledged bank deposits represent cash pledged to banks as security for the following:

	December 31,
	2008	2009
	RMB’000	RMB’000
Letter of credit	12,125	5,904
Letter of guarantee	4,928	3,728
Bank acceptance	49,850	69,517
Short term loans	—	66,846

	66,903	145,995

19 Cash and cash equivalents

Cash and cash equivalents represent cash at bank and in hand.

Included in cash and cash equivalents are RMB16,452,000 and RMB339,612,000 equivalent amounts that are denominated in currencies other than the functional currency of the group entities as of December 31, 2008 and 2009 respectively. The RMB339,612,000 equivalent amounts that are denominated in currencies (primarily USD) other than the functional currency of the group entities as of December 31, 2009 were mainly sourced from capital injections by certain shareholders of the Group.

Certain of the cash and cash equivalents denominated in RMB are deposited with several state-controlled banks in the PRC in the ordinary course of business. RMB is not a freely convertible currency and the remittance of funds out of the PRC is subject to the exchange restriction imposed by the PRC government.

20 Trade and other payables

	December 31,
	2008	2009
	RMB’000	RMB’000
Current
Trade payables	126,560	540,083
Bills payable	217,681	896,892
Receipt in advance	166,903	522,195

	511,144	1,959,170

Accrued expense and other payables	61,553	133,008
Amounts due to related parties	132,686	110,940

	705,383	2,203,118

Non-current
Trade payables	1,644	20,140

On April 9, 2009, the Group borrowed RMB160.0 million (US$23.4 million) from Zhongshan Mingyang Electrical Appliances Factory (“Mingyang Electrical Appliances”), an entity wholly owned by Zhang Chuanwei, under a short-term loan agreement for its working capital and business expansion purposes. This short-term borrowing was unsecured and matured on April 8, 2010. It carried an aggregate interest rate of 14.5% with reference to the interest rate of 7.2% payable by Mingyang Electrical Appliances to a trust company and 7.3% in

CHINA MING YANG WIND POWER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

respect of its related consulting service agreement that Mingyang Electrical Appliances had entered into with a commercial bank. Mingyang Electrical Appliances pledged its equity interest in Mingyang Electrical to the bank for the purpose of this loan. In December 2009, as agreed with Mingyang Electrical Appliances, the Group early repaid a principal amount of RMB100.0 million (US$14.7 million) under this loan. In January 2010, the Group borrowed an additional RMB100.0 million (US$14.7 million) from Mingyang Electrical Appliances. This loan mirrored the terms of the previous loan the Group entered into with Mingyang Electrical Appliances in 2009 and carried an interest rate of 14.5% per annum and was unsecured and payable on demand. Amounts due to related parties as of December 31, 2009 included the outstanding principal amount of the short-term borrowing of RMB60.0 million (US$8.8 million) and the related interest expense of RMB17.4 million (US$2.5 million). The Group repaid the outstanding amount to Mingyang Electrical Appliances in full in March 2010.

Certain suppliers requested the Group to pay by means of bills payable so as to ensure they can receive payments on time. Bills payable represent short-term notes payable issued by financial institutions to the Group’s suppliers. Upon maturity of the bills, the suppliers receive the face amount of the bills from the financial institutions and the Group pays the same amount plus a bank charge of approximately 0.5% of the face amount to the financial institutions. As of December 31, 2008 and 2009, all bills payable mature within twelve months from the balance sheet date.

Pursuant to the wind turbine sale arrangements entered into between the Group and its customers, the Company normally receives advance payments of up to 30% of the contract sales prices from the customers prior to the delivery of wind turbines to the customers’ location. Upon the receipt of advance payments, the Group records the amounts as “receipt in advance” within “trade and other payables” in the consolidated statements of financial position.

As of December 31, 2008 and 2009, trade payables expected to be settled after more than one year amounted to RMB1,644,000 and RMB20,140,000, respectively. All of the other trade and other payables (excluding receipt in advance) are expected to be settled within one year or are repayable on demand.

21 Short-term bank loans

At balance sheet date, the short term bank loans were secured as follows:

	December 31,
	2008	2009
	RMB’000	RMB’000
Bank loans
— secured by pledged bank deposits	—	67,097
— unsecured	65,000	114,576

	65,000	181,673

Short-term bank borrowings outstanding as of December 31, 2008 and 2009 bear a weighted average interest rate of 6.36% and 3.61% per annum, respectively. The bank borrowings are primarily obtained for general working capital, and have maturity terms ranging from six to twelve months.

The unsecured bank borrowings are guaranteed by either Mingyang Electric, Zhang Chuanwei or Mingyang Electrical Appliances. Mingyang Electric, Zhang Chuanwei or Mingyang Electrical Appliances did not receive any consideration from the Group for being the guarantor of the Group’s bank borrowings. The estimated fair value of the guarantees was determined to be immaterial.

CHINA MING YANG WIND POWER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

The Group has unutilized bank facilities of RMB1,986,782,000 as of December 31, 2009.

22 Income tax in the consolidated statements of financial position:

(a) Income tax payable in the consolidated statements of financial position represents:

	December 31,
	2008	2009
	RMB’000	RMB’000
PRC income tax—Balance of provision for the year	—	33,748

(b) Deferred tax assets and liabilities recognized:

The components of deferred tax assets / (liabilities) recognized in the consolidated statements of financial position and the movements during the year are as follows:

	Deferred revenue	Trade receivables	Accrual expenses	Tax loss carry forwards	Intangible assets	Property, plant and equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2008	—	—	—	—	—	—
Credited / (charged) to profit or loss	3,595	—	—	—	(2,194)	(1,401)	—

As of December 31, 2008	3,595	—	—	—	(2,194)	(1,401)	—

As of January 1, 2009	3,595	—	—	—	(2,194)	(1,401)	—
Credited / (charged) to profit or loss	9,806	132	1,228	915	(7,846)	(3,062)	1,173

As of December 31, 2009	13,401	132	1,228	915	(10,040)	(4,463)	1,173

	December 31,
	2008	209
	RMB’000	RMB’000
Deferred tax assets recognized in the consolidated statements of financial position	—	2,820
Deferred tax liabilities recognized in the consolidated statements of financial position	—	(1,647)

(c) Deferred tax assets and liabilities not recognized:

In accordance with the accounting policy set out in Note 3(p), as of December 31, 2008 and 2009, the Group has not recognized deferred tax assets in respect of cumulative tax losses of RMB119,244,000 and RMB6,777,000 and other temporary differences of RMB33,336,000 and RMB575,247,000, which mainly consist of deferred revenue of RMB4,941,000 and RMB481,664,000, respectively. The Group determined that it was not probable that the losses and other temporary differences could be utilized and therefore deferred tax assets were not recognized. As of December 31, 2009, tax losses of RMB6,053,000 and RMB724,000 will expire in 2013 and 2014, respectively, if unused.

CHINA MING YANG WIND POWER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

23 Provisions

Provisions represent wind turbine warranties

	2008	2009
	RMB’000	RMB’000
As of January 1	—	3,938
Additions	3,938	38,585
Provisions utilized	—	(1,005)

As of December 31	3,938	41,518

Current portion	921	22,364
Non-current portion	3,017	19,154

As of December 31	3,938	41,518

The Group’s wind turbines are typically sold with a two-year warranty for defects in materials and workmanship. Upon the request by the Group’s customers, some of the wind turbines are sold with a longer warranty period of up to five years. The warranty period formally starts after the wind turbines have passed the durability test. Other than the warranty period stated in the contracts, the Group also has the obligations for defects in materials and workmanship during the period from the time when the wind turbines are accepted by customers until the completion of the durability test. Based on historical experience, this additional warranty period did not cause the Group to incur significant costs. During the warranty period, if the annual utilization rate of a wind turbine falls below 95%, or if the actual annual output of the wind turbines falls below 95% of its designed output, the Group is subject to a penalty of up to 10% of the contract amount relating to sale of the wind turbine. Further, if the annual utilization rate of a wind turbine falls below 75%, or if the actual annual output falls below 75% of its designed output, the customer has a right to have the Group replace or fix the defective components. These obligations are treated and considered as part of the overall warranty obligation. Since the Group has limited historical experience, management estimated the amount of potential future claims during the warranty periods with reference to the warranty experience of other companies in the same business. Management has compared the terms of its warranty, the design and technology of its wind turbines with those of other companies in the same business, and believes the Group’s wind turbines are within industry norms and comparable to these companies in terms of technology and durability. Management also considers the warranty provided by the Group’s component suppliers, which typically provide warranties for a period ranging from 6 months up to 30 months after the components are delivered and accepted by the Group, in estimating the cost of the warranty obligations. Based on management’s best estimate of the cost of warranty obligations, with reference to the Group’s limited historical experience, the warranty provided by the Group’s component suppliers and the experience of other enterprises in the same industry, the Group has provided a warranty accrual equivalent of 3.3% and 3.3% of revenue from sale of wind turbines for the years ended December 31, 2008 and 2009, respectively.

Actual warranty costs incurred or claimed are charged against the accrued warranty liability. To the extent that actual warranty costs differ significantly from estimates, the Group will revise its warranty provisions accordingly.

In addition to the two to five-year warranty period, the Group may also be required to replace key components throughout the design life time of the wind turbines at no additional cost to the Group’s customers in a timely manner if the wind turbines have defects in design, manufacturing process or materials caused by the

CHINA MING YANG WIND POWER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

Group (“Life Time Warranty Requirement”). Given the stable performance of the wind turbines that have been commissioned and in operation, the Group was able to renegotiate and cancel the terms of potential obligations for the Life Time Warranty Requirement that are specified in sales contracts for which revenues have been recognized for nil consideration. Therefore, no additional warranty costs were accrued for the Life Time Warranty Requirement.

24 Share capital and reserves

(a) Share capital

As described in Note 1(b), the Company was incorporated in the Cayman Islands on February 26, 2009. Upon incorporation, the Company’s authorized share capital was 50,000 ordinary shares with a par value of US$1 per share. In February 2010, the Company approved a 1,000-for-1 share split and the increase in the number of authorized ordinary shares from 50,000,000 ordinary shares (post split) to 1,000,000,000 with a par value of US$0.001 per share. Upon the completion of the Share Exchange in May 2010, the Company had 100,000,000 issued and fully-paid ordinary shares. All share and per share amounts for all periods presented have been adjusted to reflect the share split.

Issued share capital represents the par value of ordinary shares issued. As of December 31, 2009, the Company had 1,000 ordinary shares issued and outstanding at par value of US$0.001 per share.

The amounts contributed to Guangdong Mingyang prior to the Reorganization are presented as “equity contribution” in the consolidated statements of changes in equity. Equity contributions attributable to the shareholders of the Company of RMB220,302,000, RMB184,239,000 and RMB520,921,000 for the years ended December 31, 2007, 2008 and 2009, respectively, were recorded as “capital reserves” within the consolidated statements of changes in equity.

Pursuant to the Articles of Association of Guangdong Mingyang, as amended, the equity holders of Guangdong Mingyang were required to contribute an additional RMB42,102,000 to Guangdong Mingyang in 2009. Such amount was initially recorded as “receivable for capital reserves” and presented as a reduction of equity. The amount was subsequently received in March 2010.

As described in Note 2(b), the 1% equity interests in Guangdong Mingyang owned by Mingyang Electric did not participate in the Share Exchange. Equity amounts of Guangdong Mingyang are allocated between the Shareholders of the Company and the non-controlling interest based on the carrying amounts of Guangdong Mingyang’s net assets and the portion of the net assets attributable to the Company and the non-control interest.

(b) Capital contribution

Compensatory award to senior management personnel

On November 17, 2008, Clarity China Management Limited (“Clarity China”), an entity which then owned 100% equity interests in First Base Investments Limited (“First Base”), which in turn directly owned 32.19% equity interests in Guangdong Mingyang on that date, entered into share transfer agreements with three entities that are each wholly-owned by the following three senior management personnel of the Group:

•	Zhang Chuanwei, Chief Executive Officer and Chairman of the Board of Directors of the Group;

•	Wang Xian, Vice President and Director of the Group; and

•	Wang Song, Vice President and Director of the Group.

CHINA MING YANG WIND POWER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

Pursuant to the share transfer agreements, Clarity China transferred 42.69% of its shares in First Base (or in total 4,269 shares) to these three entities for a nominal consideration of 4,269 Hong Kong dollars (“HKD”) as an award for the three senior management personnel’s past services provided to the Group. Because First Base is a holding company with no operations and assets other than the equity investment in Guangdong Mingyang, the three senior management personnel effectively received 13.74% equity interests in Guangdong Mingyang upon the completion of the share transfer.

In accordance with IFRS 2, Share-Based Payment, for share-based payment granted to employees of the Group by the Group’s investor, the Company recognizes the costs of the share-based payment as a staff cost with a corresponding credit to capital reserves as an equity contribution.

In measuring the compensatory award to senior management personnel, the date of November 17, 2008, was used as the grant date because on such date all necessary approvals were obtained, and both Clarity China and the three management personnel had a mutual understanding of the key terms and conditions of the award. The Group determined that the estimated grant-date fair value of the award was RMB379,491,000. The fair value was based on a valuation conducted by an independent valuation firm. Because no future services are required to be performed by the senior management personnel in exchange for the award and the award does not contain any performance or market condition, the cost of the award (as measured based on the grant-date fair value of the 4,269 shares in First Base, or 13.74% equity interests in Guangdong Mingyang) was immediately charged to profit or loss as administrative expenses with a corresponding credit to equity.

The fair value was determined using the discounted cash flow method, or income approach, which is considered to be most relevant and reliable to assess the fair value of the Company’s equity. The discounted cash flow method involves applying an appropriate discount rate to estimated cash flows in the future years taking into consideration of the below factors:

•	the nature of the Group’s business;

•	the financial condition of the Group’s business and the economic outlook in general;

•	the operational contracts and agreements in relation to the Group’s business;

•	the Group’s projected operating results; and

•	financial and business risks

The calculation of the discounted cash flows assumed a weighted average cost of capital of 16.37%.

(c) Capital management

The Group’s primary objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, by pricing products and services commensurately with the level of risk and by securing access to finance at a reasonable cost.

The Group actively and regularly reviews and manages its capital structure to maintain a balance between the higher shareholders’ returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position, and makes adjustments to the capital structure in light of changes in economic conditions.

CHINA MING YANG WIND POWER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

The Group monitors its capital structure on the basis of a net-debt-to-equity ratio. For this purpose, net debt is defined as total debt which includes short-term bank loans less cash and cash equivalents.

The Group’s strategy is to maintain an optimal capital structure to reduce cost of capital. In order to maintain it, the Group may invite funds from potential investors, raise new debt financing or sell assets to reduce debt.

The net debt-to-capital ratio as of December 31, 2008 and 2009 was as follows:

		The Group
	Note	2008	2009
		RMB’000	RMB’000
Short-term bank loans	21	65,000	181,673
Less: Cash and cash equivalents	19	(41,753)	(722,233)

Net debt		23,247	(540,560)

Total equity		297,049	576,789

Net-debt-to-equity ratio		7.83%	N/A

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

25 Loss per share

	2007	2008	2009
	RMB’000	RMB’000	RMB’000
Loss attributable to shareholders of the Company	(22,416)	(494,493)	(221,313)

Weighted average number of ordinary shares	100,000,000	100,000,000	100,000,000

Basic and diluted loss per share (RMB per share)	(0.22)	(4.94)	(2.21)

For the purpose of calculating basic and diluted loss per share, the number of ordinary shares used in the calculation has been retroactively adjusted to reflect the share split in February 2010 (see Note 24(a)), the Reorganization (see Note 1(b)), and the incorporation of the Company, as if these events had occurred at the beginning of the earliest period presented and these shares had been outstanding for all periods.

There were no dilutive potential shares for each of the years in the three-year period ended December 31, 2009.

26 Financial risk management and fair values

The Group has exposure to credit risk, liquidity risk and market risk which arises from the normal course of the Group’s business.

This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk, and the Group’s management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework.

CHINA MING YANG WIND POWER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

The Group’s risk management policies are established to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Group’s Board of Directors oversees how management monitors compliance with the Group’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Group.

(a) Credit risk

The Group’s credit risk arises principally from trade and other receivables, pledged bank deposits and cash and cash equivalents. Management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis. The carrying amounts of trade and other receivables, pledged bank deposits and cash and cash equivalents represent the Group’s maximum exposure to credit risks.

As of December 31, 2008 and 2009, a significant portion of cash and cash equivalents and pledged bank deposits balance of RMB68,048,000 and RMB452,371,000 respectively was deposited in the bank accounts of China Construction Bank and Industrial and Commercial Bank of China.

In respect of trade and other receivables, individual credit evaluations are performed on all customers requiring credit over a certain amount. These evaluations focus on the customer’s past history of making payments when due and current ability to pay, and take into account information specific to the customer as well as pertaining to the economic environment in which the customer operates. The Group’s exposure to credit risk of trade receivables is influenced mainly by the individual characteristics of each customer and therefore credit risk primarily arise when the Group has significant exposure to individual customers. The Group’s exposure to credit risk is highly concentrated in a number of state owned enterprise customers which operate in the wind power generating industry in the PRC. As of December 31, 2008, 100.00% of the total trade receivables were due from the Group’s largest customer. As of December 31, 2009, 40.22% and 91.30% of the total trade receivables were due from the Group’s largest and the five largest customers respectively.

Trade receivables are due within 30 days from the date of billing. Normally, the Group does not obtain collateral from customers.

The maximum exposure to credit risk without taking account of any collateral held is represented by the carrying amount of each financial asset, in the consolidated statements of financial position before deducting any impairment allowance. Except for the financial guarantees provided by the Group as set out in Note 27, the Group does not provide any other guarantees which would expose the Group to credit risk. The maximum exposure to credit risk in respect of these financial guarantees at the balance sheet date is disclosed in Note 27.

Other disclosures in respect of the Group’s exposure to credit risk arising from trade and other receivables are set out in Note 16.

(b) Liquidity risk

The Company is responsible for the Group’s overall cash management and the raising of borrowings to cover expected cash demands. The Group’s policy is to regularly monitor its liquidity requirements, to ensure that it maintains sufficient reserves of cash and readily realizable marketable securities and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term.

CHINA MING YANG WIND POWER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

The following tables show the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates) and the earliest date the Group required to pay:

	2008					2009
	Contractual undiscounted cash outflow					Contractual undiscounted cash outflow
	Within 6 months or less	6-12 months	1-2 years	Total	Balance sheet carrying amount	Within 6 months or less	6-12 months	1-2 years	Total	Balance sheet carrying amount
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Non-derivative financial liabilities
Short-term bank loans	66,671	—	—	66,671	65,000	29,077	158,719	—	187,796	181,673
Related parties borrowings	53,879	—	—	53,879	53,489	62,175	—	—	62,175	60,000
Trade and other payables	484,991	—	1,644	486,635	486,635	1,620,923	—	20,140	1,641,063	1,641,063
(exclude receipt in advance)

Derivative financial liabilities	605,541	—	1,644	607,185	605,124	1,712,175	158,719	20,140	1,891,034	1,882,736
Foreign exchange forward contracts
Inflow	—	—	—	—	—	(15,384)	(52,840)	—	(68,224)	(785)
Outflow	—	—	—	—	—	14,740	53,470	—	68,210	651

	605,541	—	1,644	607,185	605,124	1,711,531	159,349	20,140	1,891,020	1,882,602

CHINA MING YANG WIND POWER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(c) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The Group seeks to manage and control the market risks to minimize potential adverse effects on the Group’s financial performance, and use derivative instruments when deemed appropriate. All such transactions are carried out within the guidelines set by the Board of Directors.

During the year, in view of the future appreciation of RMB, the Group entered into certain agreements with Industrial and Commercial Bank of China, Bank of China and China Construction Bank (“the transaction banks”) from which the Group borrowed foreign currency loans from the transaction banks for payments to suppliers and deposited an equivalent amount of RMB at the transaction banks as pledged bank deposits. The Group entered into foreign exchange forward contracts with the transaction banks of the same amount. The foreign currency loans and the related interest expense will then be settled by the RMB deposits and related interest income as of the maturity dates of the forward contracts.

The Group has employed these forward contracts to mitigate the Group’s foreign exchange exposure. These instruments are used solely to mitigate the financial risk associated with the Group’s liabilities and not for trading or speculation purposes. The forward contracts were not designated in qualifying hedge relationships and therefore all changes in fair value were recognized in profit or loss.

(i) Currency risk

The Group is exposed to currency risk primarily through purchases which give rise to payables that are denominated in a foreign currency, i.e. a currency other than the functional currency of the operations to which the transactions relate. The currencies giving rise to this risk are primarily Euros (“EUR”), United States Dollars (“USD”) and HKD.

Most of the sales and purchases transactions are denominated in functional currency of the entity to which they relate. In respect of trade receivables and payables held in currencies other than the functional currency of the operations to which they relate, the Group ensure that the net exposure is kept to an acceptable level, by buying or selling foreign currencies at spot rates where necessary to address short-term imbalances.

The Group reviews its foreign currency exposures regularly and has been using foreign exchange forward contracts to carry out economic hedges of foreign currency risk. The management does not consider its present foreign exchange risk to be significant.

Currently, all foreign exchange transactions in the PRC take place either through the People’s Bank of China or other institutions authorized to buy and sell foreign currencies. Approval of foreign currency payments by the People’s Bank of China or other authorized institutions requires submission of a payment application form together with relevant supporting documents.

Exposure to currency risk

The following table details the Group’s exposure at the reporting dates to currency risk arising from recognized assets or liabilities denominated in a currency other than the functional currency of the entity to

CHINA MING YANG WIND POWER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

which they relate. For presentation purposes, the amounts of the exposure are shown in RMB translated using the spot rate at the year end date. Differences resulting from the translation of the financial statements of foreign operations into the Group’s presentation currency are excluded.

	Exposure to foreign currencies (expressed in RMB’000)
	As of December 31,
	2008		2009
	USD	EUR	USD	EUR	HKD
Cash and cash equivalents	7,286	9,166	320,079	382	19,151
Trade and other payables	(6,937)	135	(4,534)	(68,227)	—
Short-term bank loans	—	—	(2,929)	(59,145)	(5,021)

	349	9,301	312,616	(126,990)	14,130
Foreign exchange forward contracts	—	—	2,929	59,145	5,021

Net exposure	349	9,301	315,545	(67,845)	19,151

Sensitivity analysis

The following table indicates the instantaneous change in the Group’s loss after tax (and accumulated losses) and other components of combined equity that would arise if foreign exchange rates to which the Group has significant exposure at the balance sheet date had changed at that date, assuming all other risk variables remained constant.

	As of December 31,
	2008	2009
	RMB’000	RMB’000
3% strengthening of the RMB against USD
Increase in loss after tax and accumulated losses	(8)	(8,046)

1.5% strengthening of the RMB against EUR
(Increase) / decrease in loss after tax and accumulated losses	(105)	865

3% strengthening of the RMB against HKD
Increase in loss after tax and accumulated losses	—	(488)

The weakening of the RMB against the above currencies by the same percentages would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

Results of the analysis as presented in the above table represent an aggregation of the instantaneous effects on each of the Group companies’ loss after tax and equity measured in the respective functional currencies, translated into RMB at the exchange rate ruling at the balance sheet date for presentation purposes.

The sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure those financial instruments held by the Group which expose the Group to foreign currency risk at the balance sheet date. The analysis excludes differences that would result from the translation of the financial statements of foreign operations into the Group’s presentation currency.

CHINA MING YANG WIND POWER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(ii) Interest rate risk

Interest rate risk arises primarily from short-term bank loans and pledged bank deposits, and related parties borrowings. All short-term bank loans as at reporting dates were on a fixed rate basis.

Profile

At the reporting date the interest rate profile of the Group’s interest-bearing financial instruments was:

	Carrying amount
	2008	2009
	RMB’000	RMB’000
Fixed rate instruments
Pledged bank deposits	66,903	145,995
Short-term bank loans	(65,000)	(181,673)
Related parties borrowings (Note (27))	(53,489)	(60,000)

	(51,586)	(95,678)

Variable rate instruments
Cash and cash equivalents	41,753	722,233

Fair value sensitivity analysis for fixed rate instruments

The Group does not account for any fixed rate financial assets and liabilities at fair value through profit or loss, and the Group does not designate derivatives as hedging instruments under a fair value hedge accounting model. Therefore a change in interest rates at the reporting date would not affect profit or loss.

Cash flow sensitivity analysis for variable rate instruments

An increase of 100 basis point in interest rates at the reporting date would have decreased the loss for the year / increased the equity by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

	2008	2009
	RMB’000	RMB’000
100 basis point increase	314	6,139

A 100 basis point decrease would have had the equal but opposite effect on the above financial instruments to the amounts shown above, on the basis that all other variables remain constant.

(d) Fair values

The carrying amounts of the Group’s financial instruments carried at cost or amortized cost are not materially different from their fair values as at the reporting dates.

(e) Estimation of fair value

The fair value of the financial guarantee liability is calculated based on the maximum potential amount of the guarantee as of the year end dates and the duration of the guarantee period by applying a market rate of

CHINA MING YANG WIND POWER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

guarantee service of 0.60% per annum, which is the rate for guarantee service provided by third party financial institutions with reference to the market rate for similar duration of guarantee. Details of guarantees provided are set out in Note 27(f).

27 Commitments, contingencies and guarantees

(a) Operating lease commitments

At the balance sheet date, the Group’s total future minimum lease payments under non-cancellable operating leases are payable as follows:

	December 31,
	2008	2009
	RMB’000	RMB’000
Within 1 year	11,916	2,306
After 1 year but within 5 years	4,845	62

	16,761	2,368

The Group is the lessee in respect of a number of properties held under operating leases. The leases typically run for an initial period of one year, with an option to renew the lease when all terms are renegotiated. None of the leases includes contingent rentals.

(b) Capital commitments

As of December 31, 2009 the Group has contractual capital commitments of RMB36,302,000 for purchases of property, plant and equipment.

Jilin Mingyang has a registered capital of RMB100,000,000. Pursuant to the Articles of Association of Jilin Mingyang, Guangdong Mingyang and Jilin Datong agreed to subscribe for 80% and 20% of the equity interests respectively. As of December 31, 2009, Guangdong Mingyang has future capital commitments of RMB60,000,000 to Jilin Mingyang, which should be injected within two years from the date of incorporation.

(c) Purchase commitments

The Group has entered into several purchase agreements with certain suppliers for the purchase of raw materials used in the manufacture of wind turbines. As of December 31, 2009, the Group has future minimum purchase commitments of RMB1,479,690,000. The Group expects the raw materials under these purchase agreements to be delivered within 12 months from the balance sheet date.

As of December 31, 2009, the Group has a purchase commitment under a license agreement (Note 11) in the amount of Euro14,000,000 (RMB137,159,000) to a third party for the exclusive license rights of SCD technology for the manufacture of wind turbines in the PRC, of which Euro2,000,000 (RMB19,594,000) is for the SCD technology of wind turbines with design capacity of 2.5MW or 3MW, and Euro12,000,000 (RMB117,565,000) is for the SCD technology of wind turbines with design capacity of 5MW or 6MW. The SCD technology was developed by the third party before the license agreement was entered into, and is currently owned by the third party. Management currently expects the related documents in respect of the SCD technology for wind turbines with design capacity of 2.5MW or 3MW to be delivered to the Group in 2010, and the license and related documents relating to wind turbines with design capacity of 5MW or 6MW to be delivered to the Group in 2011.

CHINA MING YANG WIND POWER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

Pursuant to the license agreement, before the commencement of commercial production of the SCD wind turbines with design capacity of 2.5MW or 3MW, the Group is obligated to pay an advance minimum annual royalty payment of Euro750,000 (RMB7,348,000) and Euro3,000,000 (RMB29,391,000) during the first and second years of production, respectively. The advance minimum annual royalty payment will be Euro8,000,000 (RMB78,377,000) in the third year and onwards. The requirement of advance minimum annual royalty payment for SCD wind turbines with design capacity of 5MW or 6MW is the same as the SCD wind turbines with design capacity of 2.5MW or 3MW.

(d) Property ownership certificate

According to the relevant PRC laws and regulations, a property ownership certificate is granted by the local government when the construction of the manufacturing plant or building is completed. As of December 31, 2009, Jilin Mingyang has not obtained the property ownership certificates for its manufacturing plants and office building with a cost of RMB40,961,000 due to the dispute in the construction costs with the construction company (Note 27(g)). Management believes that Jilin Mingyang will ultimately be granted property ownership certificates. However, in the event that Jilin Mingyang fails to obtain the necessary certificate, there is a risk that the buildings constructed will need to be vacated as illegitimate constructions and the Group will be subject to penalties and fines.

(e) Bills receivable

In the ordinary course of business, the Group has sold its bills receivable to banks and transferred its bills receivable to its suppliers or vendors as payment or settlement of its liabilities to these parties. According to the relevant laws and regulations in the PRC, bills receivable that have been sold or transferred are subject to limited recourse provision in the event the issuing bank that issued the bills receivable defaults on payment when the bills receivable mature. At the time of the sale and transfer, the Group has determined that all the risks and rewards of ownership of the bills receivable have been transferred, and accordingly, the bills receivable are derecognized. The estimated fair value of the limited recourse obligations was determined to be immaterial. The Group did not experience any losses under these limited recourse provisions for the years ended December 31, 2007, 2008 and 2009.

The Group recorded the discount from the bills receivable sold to banks of nil, RMB622,000 and RMB897,000 respectively, in interest expense in the consolidated statements of comprehensive income for the years ended December 31, 2007, 2008 and 2009, respectively. Interest expense on bills receivable discounted to banks is recognized in the period during which it occurs.

As of December 31, 2008 and 2009, bills receivable which have been sold or transferred by the Group but not yet matured and therefore subject to limited recourse are summarized as follows:

	December 31,
	2008	2009
	RMB’000	RMB’000
Bills receivable	30,988	17,281

(f) Guarantee

In 2008, the Group provided guarantees for credit facilities of Mingyang Electric and Mingyang Longyuan Electric Co., Ltd. (“Mingyang Longyuan”), Mingyang Electric’s wholly-owned subsidiary. As of December 31,

CHINA MING YANG WIND POWER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

2008, the maximum potential amount of future payments that the Group may be required to make under these guarantees is RMB180,000,000. The guarantees expired on December 31, 2009. As of December 31, 2008, management believed it was not probable the Group will be liable for any future payments under these guarantees. No guarantee fees were received by the Group for providing the guarantees to the banks. At the inception of the guarantees, the Group recognized interest expense with a corresponding credit to a liability for these guarantees of RMB1,080,000 in its consolidated statements of financial position. As of December 31, 2009, the liability has been reduced to nil upon the expiration of the guarantee, which was when the Group was released from the risk under the guarantee.

In 2009, the Company provided guarantees for credit facilities and bank loans of Mingyang Electric, Mingyang Longyuan and Tianjin Jinneng, in which the Company owns 34.94% equity interest. As of December 31, 2009, the maximum potential amount of future payments that the Company may be required to make under these guarantees is RMB346,386,000, of which RMB280,000,000 expire on December 31, 2012 and RMB66,386,000 expire on November 19, 2016. As of December 31, 2009, management believed it was not probable the Company will be liable for any future payments under these guarantees. No guarantee fees were received by the Company for providing the guarantees to the banks. At the inception of the guarantees, the Group recognized interest expense with a corresponding credit to a liability for these guarantees of RMB7,032,000 in its consolidated statements of financial position.

(g) Litigations

(i) In 2008, Jilin Mingyang entered into a construction contract with Jilin Installation and Construction Co., Ltd. (“Jilin Construction”), under which Jilin Construction was responsible for the construction of Jilin Mingyang’s manufacturing plants and office building. The contract did not specify the amount to complete this construction project. The construction was completed in 2008 and Jilin Mingyang paid approximately RMB14,000,000 to Jilin Construction. However, Jilin Construction considered the actual construction cost incurred should be RMB22,000,000 and requested Jilin Mingyang for additional payment of approximately RMB8,000,000. In September 2009, Jilin Construction brought a lawsuit against Jilin Mingyang due to the dispute in agreeing the construction cost for Jilin Mingyang’s manufacturing plants and office building.

Subsequently in February 2010, Jilin Mingyang reached an agreement with Jilin Construction, under which Jilin Mingyang paid an additional construction cost of RMB6,000,000 to Jilin Construction to settle this lawsuit. On February 10, 2010, the court approved the withdrawal of the lawsuit by Jilin Construction. Accordingly, the Group accrued RMB6,000,000 for this loss contingency as of December 31, 2009 with a corresponding increase in the cost of property, plant and equipment.

(ii) In January 2008, Tianjin Mingyang entered into a lease agreement with Tianjin Feilong Additive Co., Ltd. (“Tianjin Feilong”), for the lease of three buildings to be used as manufacturing plants for a period of 24 months from April 2008 to March 2010. According to the terms set out in the lease agreement, Tianjin Mingyang can terminate the lease agreement prior to its expiry provided that (1) Tianjin Mingyang delivers a written notice to Tianjin Feilong four months before the proposed termination; and (2) Tianjin Mingyang compensates Tianjin Feilong for its losses incurred thereon.

In December 2009, Tianjin Feilong brought a lawsuit against Tianjin Mingyang for early terminating the lease. Tianjin Feilong requested Tianjin Mingyang to (1) pay approximately RMB3,400,000 in respect of its loss in rental income as well as the penalty for breach of the lease agreement by Tianjin Mingyang; and (2) pay approximately RMB200,000 as reimbursement for the miscellaneous costs incurred due to early termination of the lease agreement. To date, the court has not yet issued a decision on this lawsuit.

CHINA MING YANG WIND POWER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

Management, after consultation with the Group’s external legal counsel, considered it is not probable that Tianjin Mingyang will need to pay the amount of RMB3,400,000 because (1) Tianjin Mingyang delivered a written notice to Tianjin Feilong in July 2009, five months before it terminated the lease agreement in December 2009; and (2) Tianjin Feilong leased the buildings to another party in December 2009, and hence did not suffer loss in respect of rental income due to early termination of the lease agreement. However, management believes that Tianjin Mingyang will be required to pay an amount of approximately RMB200,000 to Tianjin Feilong as reimbursement for the miscellaneous costs it has incurred and accordingly Tianjin Mingyang has accrued this amount as of December 31, 2009.

28 Material related party transactions

(a) The significant related party transactions are summarized as follows:

		Year ended December 31,
	Note	2007	2008	2009
		RMB’000	RMB’000	RMB’000
Revenue from sale of wind turbines	(i)	—	111,564	395,719
Revenue from maintenance services	(i)	—	—	1,042
Revenue from sale of raw materials	(iii)	—	—	2,283
Purchase of raw materials	(i) & (iii)	13,193	26,780	179,600
Purchase of intangible asset	(i)	20,668	4,800	—
Purchase of lease prepayments	(viii)	—	4,215	—
Rental expense	(i) (v) & (viii)	1,271	4,458	7,882
Purchase of property, plant and equipment	(viii)	—	9,581	—
Borrowings from related parties	(i), (iii), (v), (vi) & (vii)	1,076	189,328	356,000
Repayment of borrowings to related parties	(i), (iii), (v), (vi) & (vii)	6,660	102,743	383,660
Interest expense	(i), (vi) & (vii)	156	2,796	29,196
Commission expense	(v)	—	—	15,341
Advances made to related parties	(i), (ii), (iv) & (vii)	51,509	24,434	47,011
Collection of advances made to related parties	(i), (ii) & (vii)	76,595	8,842	3,186

CHINA MING YANG WIND POWER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

The amounts due from and due to related parties are summarized as follows:

		December 31
		2008	2009
		RMB’000	RMB’000
Trade receivables from a related party
Mingyang Electric	(i)	335,466	204,246

Total trade receivable from a related party		335,466	204,246

Amounts due from related parties
Mingyang Electric	(i)	—	38,338
Zhang Chuanwei	(ii)	18,201	24,160
Wang Xian	(ii)	2,356	407
Wang Song	(ii)	1,135	883
Wu Buning	(ii)	99	99
Amounts due from key management personnel	(ii)	1,468	2,480
Tianjin Ruineng Electric Co., Ltd.	(iii)	4,887	700
Mingyang Longyuan	(iv)	—	717

Total amounts due from related parties		28,146	67,784

Amounts due to related parties
Mingyang Electric	(i)	63,873	7,530
Tianjin Ruineng Electric Co., Ltd.	(iii)	8,000	15,970
Mingyang Energy Investment	(v)	30,000	6,130
Tianjin Mingyang New Energy Investment Co., Ltd.	(vi)	18,652	—
Mingyang Electrical Appliances	(vii)	8,191	77,400
Jilin Datong	(viii)	3,970	3,910

Total amounts due to related parties		132,686	110,940

(i)	For the years ended December 31, 2007, 2008 and 2009, the transactions between the Group and Mingyang Electric included: (1) sale of wind turbines; (2) provision of maintenance services; (3) purchase of raw materials; (4) purchase of intangible assets; (5) operating lease of plant and buildings; (6) short-term borrowings from Mingyang Electric; (7) interest expense for short-term borrowings; and (8) interest-free advances provided to Mingyang Electric.

During 2007 when the Group was in the start-up stage, Mingyang Electric agreed to enter into four wind turbine sale agreements with third-party customers on behalf of the Group. When the Group formally commenced commercial operations and productions in 2008, Mingyang Electric entered into supplemental agreements with the Group for two of the wind turbine sale agreements, under which the Group would deliver the wind turbines and provide maintenance services for the wind turbines during the warranty period directly to the third-party customers. Because the Group receives payments for the delivery of wind turbines and provision of maintenance services from Mingyang Electric, the Group records the trade receivables under these wind turbine sale agreements as due from Mingyang Electric. Mingyang Electric retains 1% of the total contract amount of these two wind turbine sale agreements as reimbursement for its costs incurred. In connection with the remaining two wind turbine sale agreements entered into by Mingyang Electric on behalf of the Group under which no revenues were recognized in both 2008 and 2009, the Group re-entered into wind turbine sale agreements directly with the third-party customers in April 2009 under the same terms.

CHINA MING YANG WIND POWER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

Other than the four wind turbine sale agreements entered into by Mingyang Electric on behalf of the Group with the customers in 2007 as mentioned above, all the wind turbine sale agreements are entered into directly between the Group and its customers starting in 2008 and onwards.

The total trade receivables from Mingyang Electric of RMB204,246,000 as of December 31, 2009 is expected to be settled in 2010.

The Group purchased raw materials of RMB13,193,000, RMB5,193,000 and RMB8,125,000 from Mingyang Electric for the years ended December 31, 2007, 2008 and 2009, respectively.

In April 2006, Mingyang Electric acquired an unpatented technology that is used in the manufacture of wind turbines from a third party at a consideration of EUR1,900,000 (RMB19,506,000). Subsequently in May 2007, Mingyang Electric transferred this unpatented technology to the Group for a consideration of RMB20,668,000. The Group paid RMB20,668,000 to Mingyang Electric in 2008.

In June 2007, Mingyang Electric acquired another unpatented technology that is used in the manufacture of wind turbine blades from a third party at a consideration of EUR455,000 (RMB4,853,000). Subsequently in May 2008, Mingyang Electric transferred this unpatented technology to the Group for a consideration of RMB4,800,000.

The Group leases plant and buildings from Mingyang Electric under operating lease agreements. The lease term is normally 1 year, which can be renewed upon maturity. There is no bargain purchase option or bargain renewal options in such operating lease arrangements. The rent expense under these operating lease agreements amounted to RMB1,271,000, RMB4,378,000 and RMB4,901,000 for the years ended December 31, 2007, 2008 and 2009, respectively.

In January 2009, the Group obtained short-term borrowings of RMB178,000,000 from Mingyang Electric which bear interest rate at 5.95% per annum. The Group repaid both the principal amount of RMB178,000,000 and the related interest of RMB10,604,000 during the year ended December 31, 2009.

The amounts due from Mingyang Electric of RMB38,338,000 as of December 31, 2009 represented interest-free advances provided by the Group, which did not have a fixed term of repayment and was repayable upon demand. Such amounts were settled in March 2010.

The amounts due to Mingyang Electric of RMB63,873,000 as of December 31, 2008 represented short-term borrowings from Mingyang Electric of RMB53,489,000 which bear interest rates ranging from 5.31% to 7.47% per annum, payable for purchase of intangible asset of RMB4,800,000, payable for interest on short-term borrowings of RMB2,280,000 and the payable for rent expenses of RMB3,304,000.

The amounts due to Mingyang Electric of RMB7,530,000 as of December 31, 2009 represented payable for purchase of raw materials of RMB2,684,000, payable for interest on short-term borrowings of RMB2,826,000 and payable for rent expenses of RMB2,020,000.

(ii)	Zhang Chuanwei is the Chief Executive Officer and Chairman of the Board of Directors of the Company. Wang Song, Wang Xian and Wu Buning are senior officers and directors of the Company. Zhang Chuanwei owns a controlling equity interests in Mingyang Electric through Mingyang Electrical Appliances, an entity he wholly owns. In connection with the compensatory award granted by Clarity China in November 2008, Zhang Chuanwei, Wang Xian and Wang Song, in aggregate own 42.69% equity interests in First Base, an entity which in turn owned 32.19% and 27.75% equity interests in Guangdong Mingyang as of December 31, 2008 and 2009, respectively.

As of December 31, 2008 and 2009, the amounts due from Zhang Chuanwei, Wang Xian, Wang Song, Wu Buning and key management personnel represented interest-free advances provided by the Group, which

CHINA MING YANG WIND POWER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

do not have a fixed term of repayment and is repayable upon demand. The amounts due from Zhang Chuanwei as of December 31, 2009 were settled in March 2010. The amounts due from Wang Xian, Wang Song and Wu Buning were repaid in full in the first quarter of 2010. Subsequent to first quarter 2010, the Company made additional interest free advances to Wang Xian and Wang Song.

(iii)	Tianjin Ruineng Electric Co., Ltd. (“Tianjin Ruineng”) is a subsidiary of Mingyang Energy Investment. The Group purchased raw materials of RMB21,587,000 and RMB171,475,000 from Tianjing Ruineng during the years ended December 31, 2008 and 2009, respectively. The Group sold raw materials of RMB2,283,000 to Tianjin Ruineng in 2009.

The amount due from Tianjin Ruineng of RMB4,887,000 as of December 31, 2008 represented prepayment for raw material purchases. The amount due from Tianjin Ruineng of RMB700,000 as of December 31, 2009 represented the receivable from sale of raw materials, which is expected to be settled in 2010.

The amount due to Tianjin Ruineng of RMB8,000,000 as of December 31, 2008 represented interest-free borrowings provided to the Group, which was repaid in 2009. The amount due to Tianjin Ruineng of RMB15,970,000 as of December 31, 2009 represented payable for raw material purchases, which is expected to be paid in 2010.

(iv)	Mingyang Longyuan is a wholly owned subsidiary of Mingyang Electric. In November 2008, the Group borrowed an interest free loan amounted to RMB1,500,000 from Mingyang Longyuan and repaid the amount at the same month. The amount due from Mingyang Longyuan as of December 31, 2009 represented the interest-free advances provided by the Group, which is expected to be settled in 2010.

(v)	Mingyang Energy Investment is an entity 99% owned by Zhang Chuanwei.

As of December 31, 2008, the amount due to Mingyang Energy Investment represented the payable for acquisition of Mingyang Energy Investment’s equity interest in Zhongshan Mingyang in October 2008 (Note 4). The Group subsequently repaid such amount in 2009.

The Group entered into a one year lease agreement with Mingyang Energy Investment in March 2009 for the lease of building. The rent expense under this operating lease agreement amounted to RMB2,981,000 for the year ended December 31, 2009.

In 2009, Mingyang Energy Investment assisted the Group entering into certain wind turbine sale agreements, including the provision of financing arrangement services to related customers. Pursuant to the above arrangements between the Group and Mingyang Energy Investment, upon receipt of payment from the customers, the Group would pay a commission to Mingyang Energy Investment equal to an amount ranging from 1.5% to 3% of the payments that the customers made to the Group. The commission expense under these agreements amounted to RMB15,341,000 for the year ended December 31, 2009.

As of December 31, 2009, the amount due to Mingyang Energy Investment of RMB6,130,000 represented the payable for rent expense of RMB2,981,000 and the payable for commission expense of RMB3,149,000.

(vi)	Tianjin Mingyang New Energy Investment Co., Ltd. (“Tianjin New Energy”) is controlled by Zhang Chuanwei. Zhang Chuanwei and Wang Xian hold 90% and 10% equity interests in Tianjin New Energy, respectively.

In 2008, Tianjin New Energy provided borrowings of RMB17,980,000 to the Group, which had no terms of repayment, were due on demand and bore interest at a rate of 7.47% per annum. As of December 31, 2008, the amounts due to Tianjin New Energy consisted of the outstanding principal balance of RMB17,980,000 and the related interest payable of RMB672,000. The Group repaid the above amounts in 2009.

CHINA MING YANG WIND POWER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(vii)	Mingyang Electrical Appliances is an entity wholly owned by Zhang Chuanwei.

The amount due to Mingyang Electrical Appliances of RMB8,191,000 as of December 31, 2008 represented interest-free advances provided to the Group, which was repaid in March 2009.

On April 9, 2009, the Group borrowed RMB160,000,000 from Mingyang Electrical Appliances under a short-term loan agreement for its working capital and business expansion purposes. This short-term borrowing was unsecured and matured on April 8, 2010. It carried an aggregate interest rate of 14.5% with reference to the interest rate of 7.2% payable by Mingyang Electrical Appliances to a trust company and 7.3% in respect of its related consulting service agreement that Mingyang Electrical Appliances had entered into with a commercial bank. Mingyang Electrical Appliances pledged its equity interest in Mingyang Electrical to the bank for the purpose of this loan. In December 2009, as agreed with Mingyang Electrical Appliances, the Group early repaid a principal amount of RMB100,000,000 under this loan. In January 2010, the Group borrowed an additional RMB100,000,000 from Mingyang Electrical Appliances. This loan mirrored the terms of the previous loan the Group entered into with Mingyang Electrical Appliances in 2009 and carried an interest rate of 14.5% per annum and was unsecured and payable on demand. Amounts due to related parties as of December 31, 2009 included the outstanding principal amount of the short-term borrowing of RMB60,000,000 and the related interest expense of RMB17,400,000. The Group repaid the outstanding amount to Mingyang Electrical Appliances in full in March 2010.

(viii)	Jilin Datong is the non-controlling interest equityholder of Jilin Minyang, a consolidated subsidiary of the Group.

During the year ended December 31, 2008, the Group acquired lease prepayments from Jilin Datong for a cash consideration of RMB4,215,000. As of December 31, 2008 and 2009, RMB3,122,000 and RMB3,122,000 of the cash consideration remained unpaid respectively.

The Group leased office building from Jilin Datong for a term of eight months under an operating lease agreement. The rental expense under this operating lease agreement in 2008 was RMB80,000. Also, in 2008, the Group purchased property, plant and equipment of RMB9,581,000 from Jilin Datong.

The amounts due to Jilin Datong of RMB3,970,000 as of December 31, 2008 included payable for the purchase of lease prepayments of RMB3,122,000, payable for purchase of property, plant and equipment of RMB788,000 and accrued expense of RMB60,000.

The amounts due to Jilin Datong of RMB3,910,000 as of December 31, 2009 included payable for the purchase of lease prepayments of RMB3,122,000 and payable for purchase of property, plant and equipment of RMB788,000.

CHINA MING YANG WIND POWER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(b) Directors and key management personnel’s remuneration

The remuneration of directors and key management personnel for the years ended December 31, 2007, 2008 and 2009 is set out below:

	Salary	Discretionary bonus and other benefits#	Equity settled share-based payment	Total
	RMB’000	RMB’000	RMB’000	RMB’000
2007
Executive directors	215	—	—	215
Key management personnel	84	—	—	84

	299	—	—	299

2008
Executive directors	912	218	379,491	380,621
Key management personnel	712	263	—	975

	1,624	481	379,491	381,596

2009
Executive directors*	1,137	819	—	1,956
Key management personnel	943	712	—	1,655

	2,080	1,531	—	3,611

#	Other benefits mainly include the payment to the defined contribution pension plans and other compulsory social security funds.
*	The amount does not include commissions in the amount of RMB15,341,000 and other expenses paid to affiliates of Zhang Chuanwei.

CHINA MING YANG WIND POWER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

29 Subsequent events

(a) Acquisition of a subsidiary

On January 11, 2010, Guangdong Mingyang acquired 100% of Zhongshan Mingyang Wind Power Equipment Co., Ltd. (“Zhongshan Mingyang Equipment”) for a total consideration of RMB50,000,000. Zhongshan Mingyang Equipment was incorporated by Mingyang Electric in July 2009, and Mingyang Electric owned 100% equity interests in Zhongshan Mingyang Equipment immediately before the acquisition. Because Zhongshan Mingyang Equipment did not commence commercial operations on the date of acquisition, and did not have the processes that have the ability to create outputs, management believes that the acquired assets and liabilities do not constitute a business within the meaning of IFRS 3 (Revised), Business Combinations. The assets and liabilities of Zhongshan Mingyang Equipment are expected to be initially recognized at their relative fair values, as follows:

RMB’000
Property, plant and equipment	19,668
Lease prepayments	15,051
Amounts due from Mingyang Electric	14,927
Cash	354

Total assets acquired	50,000

Total liabilities assumed	—

CHINA MING YANG WIND POWER GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the six-month period ended June 30,
	Note	2009	2010
		RMB’000	RMB’000
Revenue	4	601,565	2,318,610
Cost of sales		(593,161)	(1,862,802)

Gross profit		8,404	455,808
Other income	16	100	7,122
Selling and distribution expenses		(28,782)	(54,902)
Administrative expenses		(27,004)	(45,492)
Research and development expenses		(12,620)	(23,247)

(Loss) / profit from operations		(59,902)	339,289

Finance income		769	3,412
Finance expenses		(24,035)	(46,555)

Net finance expense	5	(23,266)	(43,143)

Share of loss of an associate, net of income tax expense		—	(1,161)

(Loss) / profit before income tax expense		(83,168)	294,985
Income tax (expense) / benefit	6	(1,391)	5,480

(Loss) / profit for the period		(84,559)	300,465

Total comprehensive (loss) / income for the period		(84,559)	300,465

Attributable to:
Shareholders of the Company		(83,049)	297,733
Non-controlling interest		(1,510)	2,732

		(84,559)	300,465

Basic and diluted (loss) / earnings per share	18	(0.83)	2.98

The notes on pages F-61 to F-75 are an integral part of these condensed consolidated financial statements.

CHINA MING YANG WIND POWER GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	December 31, 2009	June 30, 2010

		RMB’000	RMB’000
Assets
Property, plant and equipment	7	152,455	210,923
Intangible assets	8	22,241	92,023
Lease prepayments	9	16,113	30,942
Investment in an associate		28,846	27,685
Trade and other receivables	11	57,461	29,382
Prepayments	12	51,484	33,125
Deferred tax assets		2,820	22,306

Total non-current assets		331,420	446,386

Held-to-maturity securities		42,000	—
Inventories	10	1,972,993	1,507,972
Trade and other receivables	11	1,627,025	1,661,680
Prepayments	12	123,370	168,567
Other current asset	13	—	28,738
Pledged bank deposits		145,995	95,126
Cash and cash equivalents		722,233	971,773

Total current assets		4,633,616	4,433,856

Total assets		4,965,036	4,880,242

Equity
Issued share capital	17	—	682
Capital reserves	17	1,288,756	1,326,472
Accumulated loss		(741,417)	(443,684)

Total equity attributable to shareholders of the Company		547,339	883,470
Non-controlling interest		29,450	56,255

Total equity		576,789	939,725

Liabilities
Deferred tax liabilities		1,647	744
Provisions	15	19,154	51,310
Trade payables		20,140	33,879
Deferred income	16	3,723	96,661

Total non-current liabilities		44,664	182,594

Trade and other payables		2,203,118	2,523,797
Short-term bank loans	14	181,673	452,129
Income tax payable		33,748	18,633
Provisions	15	22,364	63,449
Deferred income	16	3,054	1,438
Deferred revenue		1,899,626	698,477

Total current liabilities		4,343,583	3,757,923

Total liabilities		4,388,247	3,940,517

Total equity and liabilities		4,965,036	4,880,242

The notes on pages F-61 to F-75 are an integral part of these condensed consolidated financial statements.

CHINA MING YANG WIND POWER GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to shareholders of the Company
	Issued share capital
	Number of ordinary shares	Par value amount	Capital reserves	Receivable for capital reserves	Accumulated loss	Subtotal	Non- controlling interest	Total equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	Note2(b)	Note2(b)	Note 17
Balance as of January 1, 2009	—	—	809,937	—	(520,104)	289,833	7,216	297,049
Loss for the period	—	—	—	—	(83,049)	(83,049)	(1,510)	(84,559)
Equity contributions	—	—	20,411	(20,411)	—	—	—	—
Issuance of ordinary shares upon incorporation	1,000	—	—	—	—	—	—	—

Balance as of June 30, 2009	1,000	—	830,348	(20,411)	(603,153)	206,784	5,706	212,490

Balance as of January 1, 2010	1,000	—	1,330,858	(42,102)	(741,417)	547,339	29,450	576,789
Profit for the period	—	—	—	—	297,733	297,733	2,732	300,465
Equity contributions	—	—	288	42,102	—	42,390	—	42,390
Contribution from a non-controlling interest holder of a subsidiary	—	—	—	—	—	—	28,801	28,801
Purchase of non-controlling interest	—	—	(3,992)	—	—	(3,992)	(4,728)	(8,720)
Issuance of ordinary shares upon the Reorganization (Note 2(b))	99,999,000	682	(682)	—	—	—	—	—

Balance as of June 30, 2010	100,000,000	682	1,326,472	—	(443,684)	883,470	56,255	939,725

The notes on pages F-61 to F-75 are an integral part of these condensed consolidated financial statements.

CHINA MING YANG WIND POWER GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six-month period ended June 30,
	2009	2010
	RMB’000	RMB’000
Cash flows from operating activities:
(Loss) / profit for the period	(84,559)	300,465
Adjustments for:
Depreciation of property, plant and equipment	10,888	14,681
Amortization of intangible assets	2,670	3,711
Amortization of lease prepayments	90	540
Loss on disposal of property, plant and equipment	—	1,499
Share of loss of an associate	—	1,161
Inventories provision	3,991	—
Fair value change of foreign currency forward contracts	—	23,600
Interest income	(769)	(3,412)
Interest expense	23,527	21,966
Income tax expense / (benefit)	1,391	(5,480)

	(42,771)	358,731
Changes in working capital:
Change in inventories	(188,473)	465,021
Change in trade and other receivables	(554,240)	(71,165)
Change in prepayments	(38,207)	(45,197)
Change in other current assets	—	(28,738)
Change in trade and other payables	530,257	417,569
Change in provisions	19,933	73,241
Change in deferred income	3,124	91,322
Change in deferred revenue	115,924	(1,201,149)
Income tax paid	(1)	(30,024)

Net cash (used in) / generated from operating activities	(154,454)	29,611

Cash flows from investing activities:
(Increase) / decrease in pledged bank deposits	(45,916)	50,869
Proceeds from disposal of held-to-maturity investment securities	—	42,000
Purchase of property, plant and equipment	(13,772)	(106,795)
Purchase of intangible assets	(2,836)	(38,263)
Payment for lease prepayments	—	(21,802)
Purchase of investment in an associate	(6,000)	—
Advances made to related parties	(35,069)	(4,784)
Collection of advances made to related parties	1,311	69,373
Interest received	769	3,412
Payment for acquisition of a subsidiary, net of cash acquired	(45,000)	—

Net cash used in investing activities	(146,513)	(5,990)

The notes on pages F-61 to F-75 are an integral part of these condensed consolidated financial statements.

CHINA MING YANG WIND POWER GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

		For the six-month period ended June 30,
	Note	2009	2010
		RMB’000	RMB’000
Cash flows from financing activities:
Proceeds from equity contributions		—	42,390
Contribution from non-controlling interest		—	28,801
Acquisition of non-controlling interest		—	(8,720)
Proceeds from short-term bank loans		299,826	307,000
Repayment of short-term bank loans		(140,000)	(36,544)
Proceeds from borrowings from related parties		356,000	100,000
Repayment of borrowings from related parties		(65,827)	(160,000)
Interest paid		(14,623)	(45,840)

Net cash generated from financing activities		435,376	227,087

Effect of foreign currency exchange rate changes on cash and cash equivalents		(718)	(1,168)

Net increase in cash and cash equivalents		133,691	249,540
Cash and cash equivalents at beginning of period		41,753	722,233

Cash and cash equivalents at end of period		175,444	971,773

The notes on pages F-61 to F-75 are an integral part of these condensed consolidated financial statements.

CHINA MING YANG WIND POWER GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2010

1 Reporting entity and organization

(a) Principal activities

China Ming Yang Wind Power Group Limited (the “Company”) and its subsidiaries (together referred to as the “Group”) is principally engaged in the manufacture and sale of wind turbines and the provision of related maintenance services in the People’s Republic of China (the “PRC”).

(b) Reorganization

The Company is a holding company and was incorporated in the Cayman Islands on February 26, 2009, as part of a series of reorganization activities (the “Reorganization”) in preparation of the initial public offering of Guangdong Mingyang Wind Power Industry Group Co., Ltd. (“Guangdong Mingyang”) in an overseas market. In connection with the Reorganization, in May 2010, the Company completed the share exchange transaction with Guangdong Mingyang’s shareholders (the “Share Exchange”), which in aggregate owned 99% equity interests of Guangdong Mingyang (the “Participating Shareholders”).

In the Share Exchange, the Company issued 99,999,000 ordinary shares at par value of US$0.001 per share, representing 100% of the Company’s post-exchange issued and outstanding ordinary shares, to the Participating Shareholders in exchange for 100% of the outstanding shares of the above-mentioned non-operating holding companies. Upon consummation of the Share Exchange, the Company owns 99% equity interests in Guangdong Mingyang.

Zhongshan Mingyang Electric Equipment Co., Ltd. (“Mingyang Electric”, a company owned by Zhang Chuanwei, Chairman of the Company’s Board of Directors), which owned 1% of the equity interests in Guangdong Mingyang prior to the Share Exchange, elected not to participate in the Share Exchange. Therefore, Mingyang Electric did not receive any shares of the Company in the Share Exchange, and remained as the 1% equity holder of Guangdong Mingyang after the Reorganization.

2 Basis of preparation

(a) Statement of compliance

The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting. The unaudited condensed consolidated interim financial statements do not include all of the information required for a full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”).

(b) Basis of preparation

The condensed consolidated statement of financial position as of December 31, 2009 was derived from the audited consolidated financial statements of the Company included elsewhere in this registration statement on Form F-1. The accompanying unaudited condensed consolidated interim financial statements should be read in conjunction with the December 31, 2009 audited consolidated financial statements of the Company.

In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair statement of the financial position as of June 30, 2010, and the results of operations and cash flows for the six-month periods ended June 30, 2009 and 2010, have been made.

CHINA MING YANG WIND POWER GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS — (Continued)

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2010

Because (1) the Reorganization was consummated for the sole purpose of establishing the legal structure of Guangdong Mingyang to facilitate an overseas listing, (2) the Participating Shareholders’ effective equity interests in Guangdong Mingyang upon consummation of the Reorganization were identical to their effective equity interests in Guangdong Mingyang immediately prior to the consummation of the Reorganization, and (3) the shareholders and management of Guangdong Mingyang are substantially identical to the shareholders and management of the Company, the Reorganization has been accounted for in a manner similar to a reverse acquisition equivalent to the issuance of stock by Guangdong Mingyang for the net monetary assets of the Company, accompanied by a recapitalization to utilize the share structure of the Company as the legal acquirer. Immediately prior to the Share Exchange, the Company had only assets of US$1 in cash and 1,000 ordinary shares outstanding at par value of US$0.001 per share.

The accompanying unaudited condensed consolidated interim financial statements represent the continuation of the consolidated financial statements of Guangdong Mingyang with one adjustment, which is to adjust retroactively the legal capital of Guangdong Mingyang to reflect the legal capital of the Company. Accordingly, the assets and liabilities of Guangdong Mingyang are recognized at their historical carrying amounts. In addition, the accompanying unaudited condensed consolidated interim financial statements present the results of the Group as if the Reorganization had been consummated as of the beginning of the earliest period presented. The comparative information presented in the accompanying unaudited condensed consolidated interim financial statements also is retroactively adjusted to reflect the legal capital of the Company that existed at the balance sheet date.

The 1% equity interests in Guangdong Mingyang owned by Mingyang Electric are presented as non-controlling interest at carrying amounts of Guangdong Mingyang’s net assets for all periods presented.

These unaudited condensed consolidated interim financial statements were approved and authorized for issue by the Board of Directors on August 16, 2010.

(c) Significant accounting policies

Except as described below, the accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Company in its consolidated financial statements as of and for the year ended December 31, 2009.

(i) Change in accounting policies

Accounting for business combinations

From January 1, 2010 the Group has applied IFRS 3 Business Combinations (2008) in accounting for business combinations. The change in accounting policy has been applied prospectively.

For acquisitions on or after January 1, 2010, the Group measures goodwill as the fair value of the consideration transferred (including the fair value of any previously-held equity interest in the acquiree) and the recognized amount of any non-controlling interests in the acquiree, less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. When the excess is negative, a bargain purchase gain is recognized immediately in profit or loss.

CHINA MING YANG WIND POWER GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS — (Continued)

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2010

The Group elects on a transaction-by-transaction basis whether to measure non-controlling interests at fair value, or at their proportionate share of the recognized amount of the identifiable net assets of the acquiree, at the acquisition date.

Transaction costs, other than those associated with the issue of debt or equity securities, that the Group incurs in connection with a business combination are expensed as incurred.

(d) Estimates

The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies were the same as those that applied to the consolidated financial statements of the Company as of and for the year ended December 31, 2009.

3 Acquisition

On January 11, 2010, Guangdong Mingyang acquired 100% of Zhongshan Mingyang Wind Power Equipment Co., Ltd. (“Zhongshan Mingyang Equipment”) for a cash consideration of RMB50,000,000. Zhongshan Mingyang Equipment was incorporated by Mingyang Electric in July 2009. Mingyang Electric owned 100% equity interests in Zhongshan Mingyang Equipment immediately before the acquisition. Because Zhongshan Mingyang Equipment did not commence commercial operations on the date of acquisition, and did not have the processes that have the ability to create outputs, management believes that the acquired assets and liabilities do not constitute a business within the meaning of IFRS 3 (Revised), Business Combinations. The assets and liabilities of Zhongshan Mingyang Equipment have been recognized at their relative fair values, as follows:

RMB’000
Property, plant and equipment	19,668
Lease prepayments	15,051
Amounts due from Mingyang Electric	14,927
Cash	354

Total assets acquired	50,000

Total liabilities assumed	—

CHINA MING YANG WIND POWER GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS — (Continued)

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2010

4 Revenue

Revenue represents the sales value of wind turbines and other related services. Revenue is presented net of business taxes and surcharges, as well as value-added tax collected on behalf of tax authorities.

	Six-month period ended June 30,
	2009	2010
	RMB’000	RMB’000

Sale of wind turbines	600,953	2,315,084
Sale of raw materials	612	—
Maintenance services	—	3,526

	601,565	2,318,610

During the six-month period ended June 30, 2010, 310 wind turbines (six-month period ended June 30, 2009: 78 wind turbines) were recognized as revenue, among which 215 wind turbines were delivered in 2009 and recorded as deferred revenue as of December 31, 2009 because the wind turbines were not installed or the inspection testing was not completed and accepted by the customers as of the year-end balance sheet date. During the six-month ended June 30, 2010, these wind turbines were installed with the related inspection testing completed and accepted by the customers.

Revenue in relation to provision of maintenance services is recognized on a straight-line basis over the contractual term of the arrangement, which generally ranges from two to five years. During the six-month period ended June 30, 2010, the Group recognized maintenance service revenue for 198 wind turbines (six-month period ended June 30, 2009: Nil).

5 Net finance expense

	Six-month period ended June 30,
	2009	2010
	RMB’000	RMB’000

Interest income	769	3,412

Finance income	769	3,412

Interest expense	(23,527)	(21,966)
Exchange loss, net	(508)	(989)
Change in fair value of foreign exchange forward contracts (note)	—	(23,600)

Finance expenses	(24,035)	(46,555)

Net finance expense	(23,266)	(43,143)

Note:	The Group entered into certain foreign exchange forward contracts with banks to mitigate its market risk. The outstanding foreign exchange forward contracts as of June 30, 2010 are set out as below:

(i)	Sell RMB to buy EUR4,578,000 with the forward rates ranging from 9.5799 to 10.1647 and the maturity dates ranging from July 6, 2010 to December 9, 2010.
(ii)	Sell RMB to buy US$435,000 with the forward rate of 6.8810 and the maturity date of August 24, 2010.

CHINA MING YANG WIND POWER GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS — (Continued)

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2010

(iii)	Sell RMB to buy HK$5,732,000 with the forward rate of 0.8858 and the maturity date of December 2, 2010.
(iv)	Sell US$ to buy EUR15,780,000 with the forward rates ranging from 1.3739 to 1.3745 with the maturity dates ranging from July 5, 2010 to March 10, 2011.

Foreign exchange forward contracts are accounted for as derivative financial instruments. The foreign exchange forward contracts are recognized initially at fair value. At each subsequent balance sheet date, the fair values of the foreign exchange forward contracts are remeasured. Because the foreign exchange forward contracts are not designated in a qualifying hedging relationship, the gain or loss on remeasurement to fair value is recorded immediately to profit or loss within finance expenses in the consolidated statements of comprehensive income with a corresponding credit to “trade and other payables” in the consolidated statements of financial position. The fair value change of foreign exchange forward contracts represents the difference in the value of the forward rates at June 30, 2010 as compared to forward rates at December 31, 2009, under the same contract terms.

6 Income tax expense / (benefit)

	Six-month period ended June 30,
	2009	2010
	RMB’000	RMB’000
PRC income tax:
Current tax — provision for the period	3,711	14,909
Deferred tax — origination and reversal of temporary differences	(2,320)	(20,389)

	1,391	(5,480)

The PRC statutory income tax rate is 25%. Guangdong Mingyang and Jilin Mingyang Datong Wind Power Technology Co., Ltd. (“Jilin Mingyang”) are each qualified as an “Advanced and New Technology Enterprise”, and are entitled to the preferential income tax rate of 15% from 2008 to 2010 and from 2009 to 2011, respectively.

The Group’s consolidated effective tax rate for the six-month period ended June 30, 2010 was -2% (six-month period ended June 30, 2009: -2%). The difference between the effective tax rate and the preferential income tax rate of 15% was caused mainly by the following factors:

(1)	For the six-month period ended June 30, 2009, the Group had a consolidated loss before income tax expense of RMB83,168,000. The Group had been loss making since its inception and therefore did not recognize deferred tax assets in respect of tax losses and deductible temporary differences in its significant PRC subsidiaries as management did not consider it probable that future profits would be available against which those tax losses and deductible temporary differences could be utilized.

(2)	For the six-month period ended June 30, 2010, the Group’s significant PRC subsidiaries began to generate pretax income, and utilized previously unrecognized deferred tax assets on tax losses and deductible temporary differences of RMB27,257,000.

(3)

In view of the profitability of the Group’s significant PRC subsidiaries in the first half of 2010, the management performed a reassessment as of June 30, 2010 and recognized previously unrecognized deferred tax assets of RMB21,685,000, of which management believes it probable that future profits

CHINA MING YANG WIND POWER GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS — (Continued)

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2010

will be available against which those deductible temporary differences could be utilized. The assessment of the amount of deferred tax assets to be recognized was based on the forecast profits of the relevant subsidiaries according to secured sales contracts on hand taking into consideration of planned production, installation and testing activities.

7 Property, plant and equipment

During the six-month period ended June 30, 2010, the Group acquired items of property, plant and equipment with a cost of RMB74,648,000 (six-month period ended June 30, 2009: RMB1,046,000), including property, plant and equipment acquired through an asset acquisition (see Note 3) of RMB19,668,000.

8 Intangible assets

Intangible assets as of June 30, 2010 included unpatented technology with net book value of RMB82,297,000 (December 31, 2009: RMB12,515,000) and goodwill of RMB9,726,000 (December 31, 2009: RMB9,726,000). The addition of intangible assets for the six-month period ended June 30, 2010 represented the acquisition of the exclusive rights licenses of super compact drive technology (the “SCD technology”) of RMB73,493,000 for the manufacture of wind turbines with unit design capacity of 2.5MW or 3MW with an estimated useful life of 12 years.

9 Lease prepayments

The addition of lease prepayments for the six-month period ended June 30, 2010 mainly represented land use rights acquired through an asset acquisition of RMB15,051,000 (see Note 3).

10 Inventories

Inventories include wind turbines of RMB629,789,000 as of June 30, 2010 that were delivered to the customers’ locations but installation and inspection testing were not completed and accepted by customers as of that interim reporting date (December 31, 2009: RMB1,616,564,000).

CHINA MING YANG WIND POWER GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS — (Continued)

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2010

11 Trade and other receivables

	December 31, 2009	June 30, 2010
	RMB’000	RMB’000
Current
Trade receivables
— Third parties	1,315,973	1,357,386
— Related parties	170,781	170,311

	1,486,754	1,527,697
Bills receivable
— Third parties	47,893	73,300
Other receivables
— Related parties	65,304	4,116

	1,599,951	1,605,113
Deposits
— Third parties	24,594	55,623
— Related parties	2,480	944

	1,627,025	1,661,680

Non-current
Trade receivables
— Third parties	23,996	17,049
— Related parties	33,465	12,333

	57,461	29,382

No impairment losses in respect of trade receivables were made during the six-month period ended June 30, 2010 (six-month period ended June 30, 2009: Nil). Trade receivables of RMB278,059,000 were pledged to banks for certain secured bank loans of RMB227,000,000. The Group does not hold any collateral over these balances.

Trade and other receivables from related parties are set out in Note 20.

CHINA MING YANG WIND POWER GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS — (Continued)

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2010

12 Prepayments

	December 31, 2009	June 30, 2010
	RMB’000	RMB’000
Current
Prepayments to suppliers (note (i))
— Third parties	123,370	117,177
— Related parties (Note 20(a)(iii) & (vii))	—	51,390

	123,370	168,567

Non-current
Prepayment for purchase of property, plant and equipment
— Third parties	—	10,438

Prepayment for purchase of intangible assets
— Third parties	49,422	14,192

Other prepayments (note (ii))
— Third parties	2,062	2,062
— Related parties (Note 20(a)(i))	—	6,433

	2,062	8,495

	51,484	33,125

(i)	Prepayments to suppliers represented the amount of raw materials that the Group expects to take delivery within twelve months from the balance sheet date.

(ii)	During the year ended December 31, 2009, the Group made a payment in the amount of RMB2,062,000 to the local government to acquire the exclusive right to use a piece of land. As of December 31, 2009 and June 30, 2010, the approval procedures from the local government have not been completed.

During the six-month period ended June 30, 2010, the Group made a prepayment of RMB6,433,000 for the acquisition of the exclusive right to use a piece of land owned by Mingyang Electric. The total consideration for this land use right amounted to RMB12,866,000.

13 Other current asset

Other current asset as of June 30, 2010 represented VAT recoverable of RMB28,738,000 (December 31, 2009: Nil), which is expected to be utilized within one year.

14 Short-term bank loans

At balance sheet date, the short-term bank loans are as follows:

	December 31, 2009	June 30, 2010
	RMB’000	RMB’000
Bank loans
— secured by pledged bank deposits and trade receivables	67,097	272,129
— unsecured	114,576	180,000

	181,673	452,129

CHINA MING YANG WIND POWER GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS — (Continued)

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2010

Short-term bank borrowings outstanding as of June 30, 2010 bear a weighted average interest rate of 4.74% (December 31, 2009: 3.61%) per annum. The bank borrowings are primarily obtained for general working capital purpose, and have maturity terms of twelve months.

The unsecured bank borrowings are guaranteed by either Mingyang Electric, Mr. Zhang Chuanwei (the Chairman of the Company’s Board of Directors), or Mingyang Longyuan Electric Co., Ltd. (“Mingyang Longyuan”), a subsidiary of Mingyang Electric. Mingyang Electric, Zhang Chuanwei or Mingyang Longyuan did not receive any consideration from the Group for being the guarantor of these bank borrowings. The estimated fair value of the guarantees was determined to be immaterial.

15 Provisions

Provisions represent wind turbine warranties

RMB’000
As of January 1, 2010	41,518
Additions	75,593
Provisions utilized	(2,352)

As of June 30, 2010	114,759

Current portion	63,449
Non-current portion	51,310

As of June 30, 2010	114,759

Based on management’s best estimate of the cost of warranty obligations, with reference to the warranty provided by the Group’s component suppliers and the experience of other enterprises in the same industry, the Group has provided a warranty accrual equivalent to 3.3% of revenue from sale of wind turbines for the six-month ended June 30, 2010 (six-month period ended June 30, 2009: 3.3%).

Actual warranty costs incurred or claimed are charged against the accrued warranty liability.

16 Deferred income

During the six-month period ended June 30, 2010, the Group received government grants of RMB102,935,000 (six-month period ended June 30, 2009: Nil). The government grants were provided to support the Group’s research and development projects, the improvement of Group’s manufacturing facilities, and acquisition of land use right. The government grants are recognized in profit and loss in the same period in which the expenses are incurred or with respect to the grant related to capital assets over the useful life of the related assets.

RMB7,122,000 was recognized as other income for the six-month period ended June 30, 2010 and the unrecognized portion of RMB95,813,000 was included as deferred income as of June 30, 2010.

17 Share capital

As described in Note 1(b), the Company was incorporated in the Cayman Islands on February 26, 2009. Upon incorporation, the Company’s authorized issued share capital was 50,000 ordinary shares with a par value of US$1 per share. In February 2010, the Company approved a 1,000-for-1 share split and the increase in the

CHINA MING YANG WIND POWER GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS — (Continued)

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2010

number of authorized ordinary shares from 50,000,000 ordinary shares (post split) to 1,000,000,000 with a par value of US$0.001 per share. Upon the completion of the Share Exchange in May 2010, the Company had 100,000,000 issued and fully-paid ordinary shares. All share and per share amounts for all periods presented have been adjusted to reflect the share split. Issued share capital represents the par value of ordinary shares issued.

Capital amounts contributed to Guangdong Mingyang prior to the Reorganization that are attributable to the shareholders of the Company are recorded as “capital reserves” in the consolidated statements of changes in equity. Equity amounts of Guangdong Mingyang are allocated between the shareholders of the Company and the non-controlling interest based on the portion of the net assets attributable to the Company and the non-controlling interest holder of Guangdong Mingyang. Pursuant to the Articles of Association of Guangdong Mingyang, as amended, the equity holders of Guangdong Mingyang were required to contribute an additional RMB42,102,000 to Guangdong Mingyang in 2009, of which RMB20,411,000 was due in January 2009 and RMB21,691,000 was due in July 2009. As of June 30, 2009, Guangdong Mingyang had not received the RMB20,411,000. Such amount was initially recorded as “receivable for capital reserves” and presented as a reduction of equity. The total amount of RMB42,102,000 was subsequently received in March 2010.

Jilin Mingyang was incorporated on May 9, 2008 by Guangdong Mingyang and an unrelated party, Jilin Datong Group Company Limited (“Jilin Datong”). As of December 31, 2009, Guangdong Mingyang and Jilin Datong held approximately 80% and 20% equity interests in Jilin Mingyang, respectively. In April 2010, Guangdong Mingyang acquired the remaining equity interests in Jilin Mingyang from Jilin Datong for a cash consideration of RMB8,720,000. The acquisition of the remaining equity interests in Jilin Mingyang was accounted for as an equity transaction under IAS 27, Consolidated and Separate Financial Statements. The difference between the consideration paid and the non-controlling interest acquired is recognized as a reduction of capital reserves.

18 (Loss) / earnings per share

Basic (loss) / earnings per share is calculated by dividing the profit or loss attributable to shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted (loss) earnings per share is calculated by dividing (loss) earnings attributable to shareholders of the Company as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary and dilutive ordinary share equivalents outstanding during the period. Potential dilutive securities are not included in the calculation of diluted (loss) earnings per share if the impact is anti-dilutive.

	Six-month period ended June 30,
	2009	2010
	RMB’000	RMB’000

(Loss) / profit attributable to shareholders of the Company	(83,049)	297,733

Weighted average number of ordinary shares	100,000,000	100,000,000

Basic and diluted (loss) / earnings per share (RMB per share)	(0.83)	2.98

For the purpose of calculating basic and diluted (loss)/earnings per share in the current and comparative period, the number of ordinary shares used in the calculation has been retroactively adjusted to reflect the share split in February 2010 (see Note 17), the Reorganization of the Company (see Note 1(b)), and the incorporation of the Company, as if these events had occurred at the beginning of the earliest period presented and such shares had been outstanding for all periods.

CHINA MING YANG WIND POWER GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS — (Continued)

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2010

There were no dilutive potential shares for the six-month period ended June 30, 2010 (six-month period ended June 30, 2009: Nil).

19 Commitments, contingencies and guarantees

(a) Operating lease commitments

At the balance sheet date, the Group’s total future minimum lease payments under non-cancellable operating leases are payable as follows:

	December 31, 2009	June 30, 2010

	RMB’000	RMB’000

Within 1 year	2,306	34,217
After 1 year but within 5 years	62	20,124

	2,368	54,341

The leases typically run for an initial period of one to two years, with an option to renew the lease when all terms are renegotiated. None of the leases includes contingent rentals.

(b) Capital commitments

As of June 30, 2010 the Group has contractual capital commitments of RMB76,124,000 for purchases of property, plant and equipment.

(c) Purchase commitments

The Group has entered into several purchase agreements with certain suppliers for the purchase of raw materials used in the manufacture of wind turbines. As of June 30, 2010, the Group has future minimum purchase commitments of RMB2,026,412,000. The Group expects the raw materials under these purchase agreements to be delivered within 12 months from the balance sheet date.

As of June 30, 2010, the Group has a purchase commitment of Euro10,500,000 (RMB86,845,500) with a third party under a license agreement to acquire the exclusive rights licenses of SCD technology for the manufacture of wind turbines in the PRC.

(d) Property ownership certificate

As of June 30, 2010, Jilin Mingyang was still in the process of applying for the property ownership certificates for its manufacturing plants and office building with a cost of RMB47,991,000. Management believes that Jilin Mingyang will ultimately be granted the property ownership certificates. However, in the event that Jilin Mingyang fails to obtain the necessary certificates, there is a risk that the buildings constructed will need to be vacated as illegitimate construction and the Group will be subject to penalties and fines.

(e) Bills receivable

The Group recorded the discount from bills receivable sold to banks of RMB2,090,000 in interest expense for the six-month period ended June 30, 2010 (six-month period ended June 30, 2009: Nil). Interest expense on bills receivable discounted to banks is recognized in the period during which it occurs.

CHINA MING YANG WIND POWER GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS — (Continued)

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2010

As of June 30, 2010, bills receivable which have been sold or transferred by the Group but not yet matured and therefore subject to limited recourse are summarized as below:

	December 31, 2009	June 30, 2010
	RMB’000	RMB’000

Bills receivable	17,281	36,093

(f) Guarantee

As of June 30, 2010, the maximum potential amount of future payments that the Group may be required to make under the guarantees granted for the credit facilities and bank loans of Mingyang Electric, Mingyang Longyuan Electric Co., Ltd. (Mingyang Electric’s wholly-owned subsidiary), and Tianjin Jinneng Mingyang Wind Power Co., Ltd., in which the Company owns 34.97% equity interest, is RMB346,386,000, of which RMB280,000,000 expire on December 31, 2012 and RMB66,386,000 will expire on November 19, 2016. As of June 30, 2010, management believed it was not probable the Company will be liable for any future payments under these guarantees.

(g) Litigation

In December 2009, Tianjin Feilong Additive Co, Ltd. (“Tianjin Feilong”) brought a lawsuit against Tianjin Mingyang Wind Power Blade Technology Co., Ltd. (“Tianjin Mingyang”) for the early termination of lease agreement. The court has not yet issued a decision on the lawsuit up to the date of these condensed consolidated interim financial statements. Management, after consultation with the Company’s external legal counsel, considered it is not probable that Tianjin Mingyang will need to pay the amount of RMB 3,400,000 which was claimed by Tianjin Feilong. However, management believes that Tianjin Mingyang will be required to pay an amount of approximately RMB200,000 to Tianjin Feilong as reimbursement for the miscellaneous costs it has incurred and accordingly, management has accrued this amount as of December 31, 2009 and June 30, 2010.

20 Material related party transactions

(a) The significant related party transactions are summarized as follows:

		Six-month period ended June 30,
	Note	2009	2010
		RMB’000	RMB’000

Revenue from sale of wind turbines	(i)	387,304	—
Revenue from maintenance services	(i)	—	1,321
Purchase of raw materials	(i) & (iii)	40,566	156,468
Rental expense	(i), (iv) & (vi)	3,882	13,530
Purchase of property, plant and equipment	(i)	—	1,128
Prepayment for purchase of property, plant and equipment	(i)	—	6,433
Payment for consideration of asset acquisition	(i) & Note3	—	50,000
Borrowings from related parties	(v)	356,000	100,000
Repayment of borrowings to related parties	(i) & (v)	65,827	160,000
Interest expense	(i) & (v)	15,314	3,593
Advances made to related parties	(ii), (vii) &(viii)	35,069	4,784
Collection of advances made to related parties	(i), (ii) & (vii)	1,311	69,373
Commission expense	(iv)	—	5,956

CHINA MING YANG WIND POWER GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS — (Continued)

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2010

The amounts due from and due to related parties are summarized as follows:

		December 31, 2009	June 30, 2010

		RMB’000	RMB’000
Trade receivables from a related party
Mingyang Electric	(i)	204,246	182,644

Total trade receivable from a related party		204,246	182,644

Amounts due from related parties
Mingyang Electric	(i)	38,338	7,296
Zhang Chuanwei	(ii)	24,160	—
Wang Xian	(ii)	407	—
Wang Song	(ii)	883	—
Wu Buning	(ii)	99	—
Amounts due from key management personnel	(ii)	2,480	2,506
Tianjin Ruineng Electric Co., Ltd.	(iii)	700	51,090
Mingyang Longyuan	(vii)	717	1,000
Tianjin Jinneng Mingyang Wind Power Co., Ltd.	(vi)	—	944
Tianjin Mingyang New Energy Investment Co., Ltd.	(viii)	—	47

Total amounts due from related parties		67,784	62,883

Amounts due to related parties
Mingyang Electric	(i)	7,530	5,957
Tianjin Ruineng Electric Co., Ltd.	(iii)	15,970	—
Mingyang Energy Investment	(iv)	6,130	7,899
Mingyang Electrical Appliances	(v)	77,400	—
Jilin Datong		3,910	—

Total amounts due to related parties		110,940	13,856

(i)	For the periods ended June 30, 2010, the transactions between the Group and Mingyang Electric included: (1) provision of maintenance services; (2) purchase of raw materials; (3) operating lease of plant and buildings; (4) short-term borrowings from Mingyang Electric; (5) interest expense for short-term borrowings; and (6) purchase of property, plant and equipment; lease prepayment; and amount due from Mingyang Electric.

The Group purchased raw materials of RMB423,000 from Mingyang Electric for the six-month period ended June 30, 2010 (six-month period ended June 30, 2009: RMB4,764,000).

The Group leases plant and buildings from Mingyang Electric under operating lease agreements. The lease term is normally 1 year, which can be renewed upon maturity. There is no bargain purchase option or bargain renewal options in such operating lease arrangements. The rent expense under these operating lease agreements amounted to RMB4,147,000 for the six-month period ended June 30, 2010 (six-month period ended June 30, 2009: RMB2,609,000).

In January 2009, the Company obtained short-term borrowings of RMB178,000,000 from Mingyang Electric which bear interest rate at 5.95% per annum. The Company repaid both the principal amount of RMB178,000,000 and the related interest of RMB10,604,000 during the year ended December 31, 2009.

CHINA MING YANG WIND POWER GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS — (Continued)

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2010

The Company purchased property, plant and equipment of RMB1,128,000 from Mingyang Electric during the six month period ended June 30, 2010.

The Company paid RMB 50,000,000 to Mingyang Electric as consideration for an asset acquisition during the six month period ended June 30, 2010 (Note 3).

During the six-month period ended June 30, 2010, the Company collected interest-free advance of RMB38,338,000 (six-month period ended June 30, 2009: nil) from Mingyang Electric.

The amounts due from Mingyang Electric as of June 30, 2010 mainly represented the prepayment of RMB6,433,000 made for acquisition of building and land use rights (Note 12).

The amounts due to Mingyang Electric of RMB5,957,000 (December 31, 2009: RMB7,530,000) as of June 30, 2010 represented payable for purchase of raw materials of RMB3,108,000 (December 31, 2009: RMB2,684,000), payable for interest on short-term borrowings of RMB153,000 (December 31, 2009: RMB2,826,000) and payable for rent expenses of RMB2,696,000 (December 31, 2009: RMB2,020,000).

(ii)	During the six-month period ended June 30, 2010, the Company made interest-free advances of RMB2,838,000 (six-month period ended June 30, 2009: RMB1,437,000) to Zhang Chuanwei and RMB26,998,000 (six-month period ended June 30, 2009: RMB223,000) was repaid by Zhang Chuanwei.

During the six-month period ended June 30, 2010, the Company made interest-free, advance of RMB1,899,000 (six-month period ended June 30, 2009: RMB1,954,000) to certain management and collected advances of RMB3,320,000 (six-month period ended June 30, 2009: RMB1,398,000) from them.

As of June 30, 2010, the amounts due from certain key management personnel represented interest-free advances provided by the Company, which do not have a fixed term of repayment and is repayable upon demand. The amounts due from certain key management personnel are expected to be settled before August 2010.

(iii)	Tianjin Ruineng Electric Co., Ltd. (“Tianjin Ruineng”) is a subsidiary of Mingyang Energy Investment.

The Company purchased raw materials of RMB156,045,000 from Tianjing Ruineng during the six month-period ended June 30, 2010 (six-month period ended June 30, 2009: RMB4,177,000).

The amount due from Tianjin Ruineng of RMB51,090,000 as of June 30, 2010 represented the receivable from sale of raw materials of RMB700,000 and prepayment for purchase of raw materials of RMB50,390,000.

(iv)	Mingyang Energy Investment is an entity 99% owned by Zhang Chuanwei.

The Company entered into a one year lease agreement with Mingyang Energy Investment in March 2009 for the lease of building. The rent expense under this operating lease agreement amounted to RMB1,485,000 for the six-month period ended June 30, 2010 (six-month period ended June 30, 2009: RMB196,000).

For the six-month period ended June 30, 2010, Mingyang Energy Investment assisted the Company entering into certain wind turbine sale agreements, including the provision of financing arrangement services to related customers. Pursuant to the above arrangements between the Company and Mingyang Energy Investment, upon receipt of payment from the customers, the Company would pay a commission to Mingyang Energy Investment equal to an amount ranging from 1.5% to 3% of the payments that the customers made to the Company. The commission expense under these agreements amounted to RMB5,956,000 (six-month period ended June 30, 2009: nil).

CHINA MING YANG WIND POWER GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS — (Continued)

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2010

As of June 30, 2010, the amount due to Mingyang Energy Investment of RMB7,899,000 (December 31, 2009: RMB6,130,000) represented the payable for rent expense of RMB1,943,000 (December 31, 2009: RMB2,981,000) and the payable for commission expense of 5,956,000 (December 31, 2009: RMB3,149,000).

(v)	Mingyang Electrical Appliances is an entity wholly owned by Zhang Chuanwei.

On April 9, 2009, the Company borrowed RMB160,000,000 from Mingyang Electrical Appliances under a short-term loan agreement for its working capital and business expansion purposes. This short-term borrowing was unsecured and matured on April 8, 2010. It carried an aggregate interest rate of 14.5% with reference to the interest rate of 7.2% payable by Mingyang Electrical Appliances to a trust company and 7.3% in respect of its related consulting service agreement that Mingyang Electrical Appliances had entered into with a commercial bank. Mingyang Electrical Appliances pledged its equity interest in Mingyang Electrical to the bank for the purpose of this loan. In December 2009, as agreed with Mingyang Electrical Appliances, the Company early repaid a principal amount of RMB100,000,000 under this loan. In January 2010, the Company borrowed an additional RMB100,000,000 from Mingyang Electrical Appliances. This loan mirrored the terms of the previous loan the Company entered into with Mingyang Electrical Appliances in 2009 and carried an interest rate of 14.5% per annum and was unsecured and payable on demand. Amounts due to related parties as of December 31, 2009 included the outstanding principal amount of the short-term borrowing of RMB60,000,000 and the related interest expense of RMB17,400,000. The Company repaid the then outstanding amount of RMB160,000,000 to Mingyang Electrical Appliances in full in March 2010.

(vi)	Tianjin Jinneng is an associate of the Company.

In January 2010, Tianjin Mingyang entered into a two years lease agreement with Tianjin Jinneng for the lease of building. The rent expenses under this lease agreement amounted to RMB7,898,000 for the six-month period ended June 30, 2010.

As of June 30, 2010, the amount due from Tianjin Jinneng of RMB944,000 represented prepaid rent.

(vii)	Mingyang Longyuan is a wholly owned subsidiary of Mingyang Electric. During the six-month period ended June 30, 2010, Mingyang Longyuan repaid interest-free advances of RMB717,000 outstanding as of December 31, 2009. The Group made a prepayment for raw material purchase of RMB1,000,000 to Mingyang Longyuan during the six-month period ended June 30, 2010 (six-month period ended June 30, 2009: nil).

(viii)	Tianjin Mingyang New Energy Investment Co., Ltd. (“Tianjin New Energy”) is controlled by Zhang Chuanwei. Zhang Chuanwei and Wang Xian hold 90% and 10% equity interests in Tianjin New Energy, respectively.

As June 30, 2010, the amount due from Tianjin New Energy of RMB47,000 represented interest-free advances provided by the Company.

(b) Directors and key management personnel’s remuneration

Directors and key management personnel received compensation in the form of salary and other benefits with totalled RMB2,510,000 for the six-month period ended June 30, 2010 (six-month period ended June 30, 2009: RMB1,828,000).

25,000,000 American Depositary Shares

China Ming Yang Wind Power Group Limited

Representing 25,000,000 Ordinary Shares

PROSPECTUS

Morgan Stanley	Credit Suisse	BofA Merrill Lynch

September 30, 2010